      As filed with Securities and Exchange Commission on November 3, 2003

                                   Registration Nos. 333-             , 811-8938
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]
                 Pre-Effective Amendment No.                    [ ]
                 Post-Effective Amendment No.                   [ ]
                                       and

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940
              Amendment No. 1                               [X]

                    SECURITY EQUITY SEPARATE ACCOUNT THIRTEEN
                           (Exact Name of Registrant)

                       METROPOLITAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                               One Madison Avenue
                            New York, New York 10010
              (Address of Depositor's Principal Executive Offices)
                                 (212) 578-5364
               (Depositor's telephone Number, Including Area Code)

                            -------------------------
Name and Address of Agent for Service:        Copies to:
James L. Lipscomb, Esq.                       Stephen E. Roth, Esq.
Metropolitan Life Insurance Company           Sutherland Asbill & Brennan LLP
One Madison Avenue                            1275 Pennsylvania Avenue, N.W.
New York, NY 10010                            Washington, DC 20004-2415

                           ---------------------------
                  Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      Title of Securities Being Registered:
   Interests in Individual Flexible Premium Variable Life Insurance Contracts

                   INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE
                               INSURANCE CONTRACT
                                   Issued by

                   SECURITY EQUITY SEPARATE ACCOUNT THIRTEEN
                                      and
                      METROPOLITAN LIFE INSURANCE COMPANY

Home Office:             Designated Office:
ONE MADISON AVENUE       SPECIALIZED MARKET
NEW YORK, NEW YORK       SERVICE
10010                    P.O. BOX 66951
                         ST. LOUIS, MISSOURI 63166-6951
                         (866-889-6390)

                                   PROSPECTUS

                                NOVEMBER 3, 2003

This Prospectus describes the Individual Flexible Premium Variable Life Insurance Contract (the "Contract") offered by Metropolitan Life Insurance Company ("MetLife," the "Company," "we" or "us"). We do not currently offer this Contract for sale to new purchasers. Existing Owners may continue to make additional purchase payments to their Contracts.

The Contract is designed to provide insureds lifetime insurance protection to age 100, while also providing maximum flexibility to vary premium payments and change the level of death benefits payable under the Contract. This flexibility allows a Contract owner ("Owner" or "you") to provide for changing insurance needs under a single insurance Contract.

You should consider the Contract in conjunction with other insurance you own. It may not be to your advantage to purchase a Contract as a replacement for another type of life insurance or as a means to obtain additional insurance.

An Owner may allocate net premiums to Security Equity Separate Account Thirteen (the "Separate Account") that invests in the investment portfolios ("Underlying Portfolios") shown below, or to the Fixed Fund. The accompanying prospectuses for the Underlying Portfolios describe the investment objectives and policies, and the risks of the Underlying Portfolios. Please read these documents carefully before investing, and save them for future reference.

The Underlying Portfolios available through this Contract are:

EVERGREEN VARIABLE TRUST
     Evergreen VA Fund
     Evergreen VA Foundation Fund
     Evergreen VA Growth and Income Fund

RUSSELL INVESTMENT FUNDS
     Aggressive Equity Fund
     Core Bond Fund
     Multi-Style Equity Fund
     Non-U.S. Fund

METROPOLITAN SERIES FUND
     State Street Research Money Market Portfolio
     MetLife Stock Index Portfolio

VARIABLE INSURANCE PRODUCTS FUND
     Equity-Income Portfolio
     Growth Portfolio
     High Income Portfolio
     Overseas Portfolio

VARIABLE INSURANCE PRODUCTS FUNDS II
     Asset Manager Portfolio
     Investment Grade Bond Portfolio
     Contrafund Portfolio

JANUS ASPEN SERIES
     Growth Portfolio
     Worldwide Growth Portfolio

PLEASE NOTE THAT THE CONTRACT AND THE UNDERLYING PORTFOLIOS:

     -  ARE NOT GUARANTEED TO ACHIEVE THEIR GOALS

     -  ARE NOT FEDERALLY INSURED

     -  ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY

     -  ARE SUBJECT TO RISKS, INCLUDING LOSS OF THE AMOUNT INVESTED

THE SECURITIES AND EXCHANGE COMMISSION ("SEC" OR THE "COMMISSION") HAS NOT APPROVED OR DISAPPROVED THE CONTRACT, OR DETERMINED THAT THIS PROSPECTUS IS ADEQUATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Please read this Prospectus carefully and retain it for future reference.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
CONTRACT BENEFITS/RISKS SUMMARY.............................    4
     Contract Benefits......................................    4
     Contract Risks.........................................    6
     Portfolio Risks........................................    8
FEE TABLE...................................................    8
THE CONTRACT................................................   11
     General Information....................................   11
     Explanation of Contract and Case.......................   12
     Availability of the Contract...........................   12
     Availability of Insurance Coverage.....................   12
     Evidence of Insurability...............................   13
     Free Look and Conversion Rights........................   13
     Joint Insureds.........................................   13
     The Owner and the Beneficiary..........................   13
     Right to Amend Contract................................   14
PREMIUMS....................................................   14
     General................................................   14
     Allocation of Net Premiums.............................   15
     Termination............................................   16
INFORMATION ABOUT METLIFE AND THE GENERAL ACCOUNT...........   16
     The Company............................................   16
     The General Account....................................   16
THE SEPARATE ACCOUNT AND THE UNDERLYING PORTFOLIOS..........   17
     The Separate Account...................................   17
     The Underlying Portfolios..............................   17
INSURANCE ACCOUNT VALUE.....................................   21
     Insurance Account Value in the Separate Account........   21
     Insurance Account Value in the Fixed Fund..............   23
CONTRACT BENEFITS...........................................   24
     Death Benefit..........................................   24
     Surrender and Partial Withdrawals......................   27
     Transfers..............................................   28
     Contract Loan Privilege................................   29
     Fixed Fund Transfers, Surrenders, Partial Withdrawals
      and Contract Loans....................................   31
     Conversion Rights......................................   31
CONTRACT LAPSE AND REINSTATEMENT............................   31
     Termination for Insufficient Net Cash Value............   31
     Reinstatement of a Contract Terminated for Insufficient
      Net Cash Value........................................   31

                                                              PAGE
                                                              ----
CHARGES AND DEDUCTIONS......................................   32
     Premium Load...........................................   32
     Daily Charge...........................................   34
     Monthly Charges........................................   34
     Underwriting Charge....................................   36
     Annual Charges.........................................   37
     Other Charges..........................................   37
FEDERAL TAX MATTERS.........................................   37
     Tax Status of the Contract.............................   38
     Tax Treatment of Contract Benefits.....................   38
     Modified Endowment Contracts...........................   39
     Loan Interest..........................................   40
     Investment in a Contract...............................   41
     Multiple Contracts.....................................   41
     Interest Expense on Unrelated Indebtedness.............   41
     Alternative Minimum Tax................................   41
     Split-Dollar Arrangements..............................   41
     Other Tax Consequences.................................   42
     Possible Changes in Taxation...........................   42
     Possible Charge for Taxes..............................   42
CONTRACT RIDERS.............................................   42
ADDITIONAL PROVISIONS OF THE CONTRACT.......................   42
     Sale of the Contract...................................   42
     State Variations.......................................   43
     Termination............................................   43
     Maturity Date..........................................   43
     Payments We Make.......................................   43
     Notice.................................................   44
     Legal Proceedings......................................   44
     Financial Statements...................................   44
DEFINITIONS.................................................   45
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS.......   48

                        CONTRACT BENEFITS/RISKS SUMMARY

This Contract is a flexible premium variable life insurance contract. The Contract is "variable" because, unlike the fixed benefits under other types of life insurance products, the Insurance Account Value and, under certain circumstances, the death benefit under the Contract, may increase or decrease depending upon the investment experience of the Divisions of the Separate Account, the premiums you pay, the Contract fees and charges we deduct, and the effect of any Contract transactions (such as transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE ANY MINIMUM INSURANCE ACCOUNT VALUE. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

The Contract is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance contract is excludible from the gross income of the beneficiary under that contract, and the contract owner is not deemed to be in constructive receipt of the cash value of the contract until there is a distribution.

The Contract is the agreement between you and us under which we provide benefits on the life of an insured. Although your Contract is treated as an individual contract, it is also linked to a "Case." A Case is a grouping of one or more Contracts linked together by a non-arbitrary factor, such as a common employer of each insured. We determine what constitutes a Case. A Case may have one Owner (i.e., a single entity owns all the Contracts in the Case) or as many Owners as there are Contracts in the Case.

The following summary of Prospectus information describes the Contract's important benefits and risks. The sections in the Prospectus following this summary discuss the Contract's benefits and other provisions in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

                               CONTRACT BENEFITS

PREMIUMS

FLEXIBILITY OF PREMIUMS: You have considerable flexibility as to both the timing and the amount of premium payments. We will not issue a contract unless we receive an initial premium payment that is equal to at least one year's worth of the contract's monthly charges plus any premium loads. Subsequent premium payments must be at least $50. You may pay subsequent premiums at any time and as often as you like, subject to certain restrictions.

CANCELLATION PRIVILEGE: The free look period begins when an Owner receives his or her Contract. An Owner may return the Contract during this period for a refund. We will refund an amount equal to all premiums paid under the Contract, minus any partial withdrawals and loans together with accrued, but unpaid, interest. In most states, you may cancel your contract within the later of: (1) 10 days after receiving it; (2) 10 days after we mail or personally deliver the notice of withdrawal right to you; or (3) within 45 days after the date of the application.

DEATH BENEFIT

We pay death benefit proceeds to the Beneficiary once we have received satisfactory proof of the Insured's death, and under circumstances described in available riders. To ensure that the Contract will qualify as life insurance under the Internal Revenue Code, the Total Insurance Coverage will never be less than the Minimum Death Benefit. The Minimum Death Benefit is equal to a percentage of the Insurance Account Value.

An Owner may choose between three death benefit options available under the Contract. After the first Contract Anniversary an Owner may change the death benefit option while the Contract is in force. Changing the death benefit option may have tax consequences. We calculate the amount available under each death benefit option as of the Insured's date of death.

     - DEATH BENEFIT OPTION 1 is a death benefit equal to the Face Amount of the Contract at the date of the insured's death or, if greater, a percentage of Insurance Account Value based on federal tax law requirements.

     - DEATH BENEFIT OPTION 2 is a death benefit equal to the Face Amount of the Contract plus the Insurance Account Value at the date of the insured's death or, if greater, a percentage of Insurance Account Value based on federal tax law requirements.

     - DEATH BENEFIT OPTION 3 is a death benefit equal to the Face Amount in effect at the date of the insured's death, plus the accumulated premiums paid under the Contract up to the date of the insured's death, or, if greater, a percentage of Insurance Account Value based on federal tax law requirements.

So long as a Contract remains in force, the minimum death benefit under each death benefit option will be at least equal to the Contract's current Face Amount.

SURRENDERS, PARTIAL WITHDRAWALS, TRANSFERS AND LOANS

SURRENDERS: At any time that a Contract is in effect, an Owner may elect to surrender the Contract and receive the Contract Net Cash Value. A surrender may have tax consequences.

PARTIAL WITHDRAWALS: An Owner may make a written request to withdraw part of the Net Cash Value. Partial withdrawals may have federal income tax consequences and may increase the risk that your Contract will lapse (terminate without value).

TRANSFERS: Subject to certain restrictions, an Owner may transfer Insurance Account Value (except amounts in the Borrowed Fund) between and among the Divisions of the Separate Account and the Fixed Fund. An Owner has additional transfer rights under the Contract, including, the conversion privilege by which, during the first 24 months of the Contract, an Owner may, upon written request, convert a Contract still in force to a fixed benefit life insurance contract).

LOANS: An Owner may borrow against the Insurance Account Value of a Contract. We transfer a portion of the Insurance Account Value equal to the amount of the loan from each Division of the Separate Account and from the Fixed Fund to the Borrowed Fund as collateral for the Loan. The maximum amount you may borrow is an amount equal to the Insurance Account Value on the date the loan is requested less the sum of the following: (i) the Minimum Net Premium for the current Contract Year; (ii) the outstanding Contract Loan amount together with interest accrued but unpaid; and (iii) Contract Loan interest charges until the next Contract Anniversary. Contract Loan interest accrues daily and is due on each Contract Anniversary. If it is not paid when due, the Contract Loan interest will be added to the Contract Loan and, as part of the Contract Loan, will bear the same interest rate. An Owner may elect either a fixed Contract Loan interest rate option or a variable Contract Loan interest rate option.

We will credit interest on amounts in the Borrowed Fund at an annual rate of at least 4%. Loans may have tax consequences.

OTHER CONTRACT BENEFITS

OWNERSHIP RIGHTS: While the Insured is living, the Owner of the Contract may exercise all of the rights and options described in the Contract. These rights include selecting and changing the Beneficiary, making transfers, changing premium allocations.

GUARANTEED AND SIMPLIFIED ISSUE: Acceptance of an application for a Contract is subject to our underwriting rules. We may offer insurance coverage up to $1 million on a guaranteed issue (no medical underwriting required) or a simplified issue (limited medical underwriting required) basis under Contracts that meet certain requirements.

TEMPORARY LIFE INSURANCE: Before full insurance coverage takes effect, an Owner may receive temporary life insurance coverage (subject to our underwriting rules and Contract conditions). Temporary life insurance coverage cannot exceed the greater of $100,000 or two times the premium paid, and may not be in effect more than 90 days. Any Death Benefit under such temporary coverage will be paid only if the Insured meets MetLife's usual and customary underwriting standards for the insurance coverage applied-for under the Contract.

SEPARATE ACCOUNT: You may direct the money in your Contract to any of the Divisions of the Separate Account. Each Division invests exclusively in one of the Funds listed on the cover of this prospectus.

INSURANCE ACCOUNT VALUE: Insurance Account Value is the sum of your amounts in the Borrowed Fund, the Fixed Fund, and the Divisions of the Separate Account. Insurance Account Value varies from day to day, depending on the investment performance of the Divisions you choose, charges we deduct, and other transactions (e.g., transfers, partial withdrawals, and loans). WE DO NOT GUARANTEE A MINIMUM INSURANCE ACCOUNT VALUE.

CONVERSION PRIVILEGE: During the first two Contract Years, you may convert the Contract to fixed benefit coverage by irrevocably electing to transfer all of your insurance account value, and to allocate all future premiums to the fixed fund. The purpose of the conversion is to provide you with fixed Contract values and benefits.

ADDITIONAL BENEFITS AND RIDERS: We offer several optional riders that provide supplemental benefits under the Contract. We generally deduct any charges for these riders from Insurance Account Value as part of the cost of insurance charges. These riders may not be available in all states. Please contact us at our Designated Office for further details.

PERSONALIZED ILLUSTRATIONS: You may receive personalized illustrations in connection with this Contract that reflect your own particular circumstances. These hypothetical illustrations may help you to understand the long-term effects of different levels of investment performance, the possibility of lapse, and the charges and deductions under the Contract. They also will help you to compare this Contract to other life insurance contracts. The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or insurance account value.

                                 CONTRACT RISKS

INVESTMENT RISK

If you invest your Insurance Account Value in one or more Divisions of the Separate Account, then you will be subject to the risk that investment performance of the Divisions will be unfavorable and that the Insurance Account Value will decrease. In addition, we deduct Contract fees and charges from your Insurance Account Value, which can significantly reduce your Insurance Account Value. During times of poor investment performance, this deduction will have an even greater impact on your Insurance Account Value. You COULD lose everything you invest and your Contract could lapse without value, unless you pay additional premium.

CONTRACT LAPSE

If an Owner's Net Cash Value is not enough to pay the charges due on a Monthiversary, the Owner's Contract may enter a 61-day grace period. We will notify the Owner that the Contract will lapse (terminate without value) unless the Owner makes sufficient payment during the grace period. If this situation occurs, the Owner's Contract will be in default and the Owner must pay a specified amount of new premium to prevent his or her Contract from lapsing. Subject to certain conditions and our underwriting rules, you may reinstate a lapsed Contract within five years after the date of lapse and before the Maturity Date.

TAX TREATMENT

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal tax purposes. The
Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Contract is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Contract features, the absence of final regulations, and lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Contract.

Nevertheless, MetLife believes that the Contract generally qualifies as a life insurance contract for federal tax purposes. Because of the absence of final regulations or any other pertinent interpretations, it, however, is unclear whether a Contract with a joint and last survivor rider added will, in all cases, meet the statutory life insurance contract definition. If a Contract were determined not to be a life insurance contract for purposes of Section 7702, such contract would not provide most of the tax advantages normally provided by a life insurance contract.

Assuming that a Contract qualifies as a life insurance contract for federal income tax purposes, an Owner should not be deemed to be in constructive receipt of Insurance Account Value until there is a distribution from the Contract. Moreover, death benefits payable under the Contract should be excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although other taxes, such as estate taxes, any apply.

Depending on the total amount of premiums an Owner pays, the Contract may be treated as a modified endowment contract (MEC) under federal tax laws. If a Contract is treated as a MEC, then surrenders, partial withdrawals, and loans under the Contract will be taxable as ordinary income to the extent there are earnings in the Contract. In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals, and loans taken before you reach age 59 1/2. If the Contract is not a MEC, distributions generally will be treated first as a return of your investment in the Contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Contract that is not a MEC are subject to the 10% penalty tax.

We will monitor your Contract and attempt to notify you on a timely basis if your Contract is in jeopardy of becoming a modified endowment contract. The tax status of contracts issued with a supplemental term insurance rider, or a joint and last survivor rider, is less clear.

You should consult a qualified tax adviser for assistance in all Contract-related tax matters.

SURRENDER AND PARTIAL WITHDRAWALS

We designed the Contract to meet long-term financial goals. To best realize the benefits available through the Contract--including the benefit of tax deferred build up of Insurance Account Value--an Owner should purchase the Contract only if he or she has the financial ability to keep it in force for a substantial period of time. An Owner should not purchase the Contract if he or she intends to surrender all or part of the Contract Value in the near future. THE CONTRACT IS NOT SUITABLE AS A SHORT-TERM SAVINGS VEHICLE. A surrender may have tax consequences.

A partial withdrawal may reduce the Face Amount as well as the death benefit. In certain circumstances, the reduction of the death benefit resulting from a partial withdrawal also may affect the cost of insurance charge and the amount of insurance protection afforded under a Contract. Partial withdrawals may have tax consequences and may increase the risk that your Contract will lapse.

LOANS

A Contract Loan, whether or not repaid, will affect Insurance Account Value over time because we subtract the amount of the Contract Loan from the Divisions of the Separate Account and hold that amount in the Borrowed Fund. This loan collateral does not participate in the investment performance of the Divisions of the Separate Account.

We reduce the amount we pay on the insured's death, surrender, or the maturity of the Contract, by the amount of any outstanding Contract loan and accrued and unpaid Contract loan interest. A Contract loan may make it more likely that a Contract may lapse (terminate without value). The amount of any outstanding Contract loan and accrued and unpaid Contract loan interest, the fees and charges under the Contract, and unfavorable investment experience of the Divisions, reduces the Insurance Account Value and increases the risk that the Contract will lapse.

A Contract Loan may have tax consequences. If an Owner surrenders the Contract or allows the Contract to lapse while a Contract loan is outstanding, the amount of the outstanding Contract loan and accrued and unpaid Contract loan interest, to the extent it has not previously been taxed, will be added to any amount an Owner receives and taxed accordingly.

TAX LAW CHANGES

Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchased a Contract based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

                                PORTFOLIO RISKS

A comprehensive discussion of the risks of each of the Underlying Portfolios may be found in each Underlying Portfolio's prospectus. Please refer to the prospectuses for the Underlying Portfolios for more information. THERE IS NO ASSURANCE THAT ANY OF THE UNDERLYING PORTFOLIOS WILL ACHIEVE ITS STATED INVESTMENT OBJECTIVE.

                                   FEE TABLE

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and making partial withdrawals from the Contract. The table below describes the fees and expenses that an Owner will pay at the time that he or she buys the Contract, makes partial withdrawals from the Contract, or transfers Contract account value among the Separate Account Divisions.

--------------------------------------------------------------------------------------------------
                                         TRANSACTION FEES
--------------------------------------------------------------------------------------------------
                                                                AMOUNT DEDUCTED(1)
                                                 -------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  MAXIMUM GUARANTEED CHARGE      CURRENT CHARGE
--------------------------------------------------------------------------------------------------
 Premium Expense        Upon receipt of each     2% of premium paid         2% of premium paid
 Load(2)                premium payment
--------------------------------------------------------------------------------------------------
 Commission Charge(3)   Upon receipt of each     28% of premium paid, up    28% of premium paid,
                        premium payment, up to   to the Target Premium      up to the Target
                        the Target Premium       Amount                     Premium Amount
                        Amount
--------------------------------------------------------------------------------------------------
 Premium Tax Charge(4)  Upon receipt of each     5% of premium paid         5% of premium paid
                        premium payment
--------------------------------------------------------------------------------------------------
 Federal Tax Charge     Upon receipt of each     1%                         1%
                        premium payment
--------------------------------------------------------------------------------------------------
 Illustrative Report    Upon request of Owner    $50                        $0
 Fee                    for an illustrative
                        report
--------------------------------------------------------------------------------------------------

------------
( 1) We may charge fees and use rates that are lower than the guaranteed charge.
     Current charges are fees and rates currently in effect. Any changes in current charges will be prospective and will never exceed the maximum charge.

( 2) The premium expense load is based on the sum of the initial premiums of all Contracts in a Case, in accordance with the following table:

---------------------------------------------------------------------------------------
  SUM OF THE INITIAL PREMIUMS OF ALL CONTRACTS IN THE CASE      PREMIUM EXPENSE LOAD
---------------------------------------------------------------------------------------
                     Less than $250,000                                 2.00%
---------------------------------------------------------------------------------------
                     $250,000-$999,999                                  1.50%
---------------------------------------------------------------------------------------
                    $1,000,000 and more                                 1.25%
---------------------------------------------------------------------------------------

( 3) The Commission Charge on Premiums paid in a Contract Year, up to the Target
     Premium, is based upon the Issue Age of the Insured and the Contract Year, and ranges from 13% to 28% in Contract Year 1, 4% to 8% in Contract Years 2-10, and 4% to 6% in Contract Years 11-15. During the first Contract Year, the maximum Commission Charge is the lesser of: (a) 6% of the excess of the Premiums paid in the first Contract Year over the Planned Renewal Premium; or (b) the Commission Charge percentage applicable to the Issue Age of the Insured MULTIPLIED BY the amount of Premiums paid in the first Contract Year, up to the Target Premium. See "Charges and Deductions."

( 4) For Cases with a single Owner and less than 500 Contracts, we will determine the Premium Tax Charge in accordance with the law of the state in which the Owner resides. For Cases with a single Owner and a greater number of Insureds, we will determine the Premium Tax Charge in accordance with the law of the state in which the Insured resides.

The following table describes the periodic fees and expenses, other than Fund operating expenses that a Contract owner will pay during the time that he or she owns the Contract. The table also includes rider charges that will apply if an Owner purchases any rider(s).

--------------------------------------------------------------------------------------------------
                       PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
--------------------------------------------------------------------------------------------------
                                                                AMOUNT DEDUCTED(1)
                                                 -------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  MAXIMUM GUARANTEED CHARGE      CURRENT CHARGE
--------------------------------------------------------------------------------------------------
 COST OF INSURANCE      As of the Contract Date
 CHARGE(5) (without     and on each succeeding
 Special Insurance      Monthiversary
 Class Rating)(6)

 Minimum and Maximum                             $0.08 to $83.33 per        $0.03 to $83.33 per
 Charges                                         $1,000 of Net Amount at    $1,000 of Net Amount
                                                 Risk                       at Risk
 Charge in the first                             $0.41 per $1,000 of Net    $0.24 per $1,000 of
 Contract Year for a                             Amount at Risk             Net Amount at Risk
 male insured, in the
 guaranteed issue non-
 smoker underwriting
 class with a Face
 Amount of $1,000,000
--------------------------------------------------------------------------------------------------
 ADMINISTRATIVE CHARGE  As of the Contract Date  $8 per Contract            $4.50 per Contract
                        and on each succeeding
                        Monthiversary
--------------------------------------------------------------------------------------------------
 MORTALITY AND EXPENSE  Daily                    0.50% (annually) of the    0.35% (annually) of
 RISK CHARGE                                     Separate Account Value     the Separate Account
                                                                            Value
--------------------------------------------------------------------------------------------------

( 5) For Contracts with applications dated before April 29, 1996, and issued on a guaranteed issue or simplified issue basis, the Cost of Insurance Charge will vary based on only the Attained Age of the Insured. For Contracts with applications dated on or after April 29, 1996, the Cost of Insurance Charge will vary by: (i) only the Attained Age of the Insured, if issued on a guaranteed issue basis; and (ii) by the Issue Age and the number completed Contract Years under the Contract, if issued on a simplified issue basis. The Cost of Insurance Charge will vary by the Issue Age and the number of completed Contract Years under the Contract for all Contracts issued on a medically underwritten basis. Unless otherwise specified by the Owner, the cost of insurance rates will be based on unisex and unismoke rates. Upon request by an Owner, we will offer cost of insurance rates that vary based on the gender (except for Contracts sold in Montana) and smoker class of the Insured. Any variation by gender and/or smoker class must be applied on a consistent basis for all Contracts in the applicable Case. The cost of insurance charges shown in the table may not be typical of the charges you will pay. More detailed information concerning your cost of insurance charges is available on request from our Designated Office.

( 6) We may place an insured in a substandard underwriting class with special insurance class ratings that reflect higher mortality risks and that result in higher cost of insurance rates. If the insured possesses additional mortality risks, we may add a surcharge to the cost of insurance charge. In no event will the sum of the cost of insurance charge and the special insurance rating surcharge exceed $83.33 per $1,000 of Net Amount at Risk.

--------------------------------------------------------------------------------------------------
                       PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
--------------------------------------------------------------------------------------------------
                                                                AMOUNT DEDUCTED(1)
                                                 -------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  MAXIMUM GUARANTEED CHARGE      CURRENT CHARGE
--------------------------------------------------------------------------------------------------
 UNDERWRITING           On the Issue Date and
 CHARGE(7) (only for    on any Monthiversary
 Contracts issued on a  following a medical
 medically              underwriting resulting
 underwritten basis)    from an increase in a
                        Contract's net amount
                        at risk
 -- for individual                               $100                       $100
    Contracts
 -- for Contracts with                           $108.34 ($54.17 per        $108.34 ($54.17 per
    the Joint and Last                           insured)                   insured)
    Survivor Rider
--------------------------------------------------------------------------------------------------
 LOAN INTEREST          On each Contract
 SPREAD(8)              Anniversary
 -- for Fixed Contract                           2%                         0.35%
    Loans
 -- for Variable                                 0.50%                      0.35%
    Contract Loans
--------------------------------------------------------------------------------------------------
 OPTIONAL RIDER
 CHARGES:(9)
--------------------------------------------------------------------------------------------------
 JOINT AND LAST         As of the Contract Date  See listings for           See listings for
 SURVIVOR RIDER(10)     and on each succeeding   Commission Charge,         Commission Charge,
                        Monthiversary            Underwriting Charge, and   Underwriting Charge,
                                                 Cost of Insurance Charge   and Cost of Insurance
                                                 above.                     Charge above.
--------------------------------------------------------------------------------------------------

( 7) We calculate this charge differently for Contracts issued with the Joint and Last Survivor Rider. More detailed information concerning this rider is available on request from our Designated Office.

( 8) The loan interest spread is the difference between the amount of interest we charge you for a loan and the amount of interest we credit to amounts held in the Borrowed Fund. You may select a fixed Contract Loan interest rate or a variable Contract Loan interest rate. The maximum rate of interest charged for a fixed Contract Loan interest rate option is 6%. The maximum rate of interest charged for a variable Contract Loan interest rate option is the greater of: (i) the Monthly Average of the Composite Yield on Corporate Bonds as published by Moody's Investor Service, Inc. (or, if it no longer is published, a substantially similar average) for the calendar month ending two months before the Contract Year begins, and (ii) 4.5%. We credit to amounts held in the Borrowed Fund a minimum interest rate of 4% under either the fixed or the variable Contract Loan interest rate option. We currently set this interest rate at 5.65% under the fixed Contract Loan interest rate option. The loan interest spread will never exceed 0.50% if you select the variable Contract Loan interest rate option. We currently anticipate that the loan interest spread applicable to the variable Contract Loan interest rate option would be 0.35%. See "Contract Benefits--Contract Loan Privilege."

( 9) The optional charges shown in the table may not be typical of the charges you will pay. Your Contract will indicate the rider charges applicable to your Contract, and more detailed information concerning these rider charges is available on request from our Designated Office.

(10) While there is no specific rider charge, electing the Joint and Last Survivor Rider will affect other Contract charges such as the Commission Charge, the Cost of Insurance Charge, and the Underwriting Charge. Generally, a Contract with a Joint and Last Survivor Rider will have lower Commission Charges for a Contract with the same Total Insurance Coverage and a lower cost of insurance charges than a comparable single life Contract. The Underwriting Charge for Contracts issued with a Joint and Last Survivor Rider will equal the sum of a flat fee and a charge per $1000 of Total Insurance Coverage, subject to a maximum charge determined by adding the charges applicable to each Insured. More detailed information about the impact of the Joint and Last Survivor Rider on the charges and deductions under a Contract is available on request from our Designated Office.

--------------------------------------------------------------------------------------------------
                       PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES
--------------------------------------------------------------------------------------------------
                                                                AMOUNT DEDUCTED(1)
                                                 -------------------------------------------------
        CHARGE          WHEN CHARGE IS DEDUCTED  MAXIMUM GUARANTEED CHARGE      CURRENT CHARGE
--------------------------------------------------------------------------------------------------
 SUPPLEMENTAL TERM      As of the Contract Date
 INSURANCE RIDER(11)    and on each succeeding
                        Monthiversary

 - Minimum and Maximum                           $0.08 to $83.33 per        $0.03 to $83.33 per
   Charges                                       $1,000 of rider Net        $1,000 of rider Net
                                                 Amount at Risk             Amount at Risk
 Charge in the first                             $0.41 per $1,000 of rider  $0.24 per $1,000 of
 Contract Year for a                             Net Amount at Risk         rider Net Amount at
 male insured in the                                                        Risk
 guaranteed issue non-
 smoker underwriting
 class with a face
 amount of $1,000,000
--------------------------------------------------------------------------------------------------

(11) There is no specific rider charge, but if you elect this rider, a monthly Cost of Insurance Charge will apply to the amount of Supplemental Term Insurance coverage under the rider. More detailed information concerning your cost of insurance charges is available on request from our Designated Office.

The next table shows the minimum and maximum total operating expenses (both before and after contractual fee waivers or expense reimbursements) charged by the Underlying Portfolios for the fiscal year ended December 31, 2002. More detail concerning each Underlying Portfolio's fees and expenses is contained in the prospectus for each Underlying Portfolio.

RANGE OF UNDERLYING PORTFOLIO ANNUAL OPERATING EXPENSES(12)

-------------------------------------------------------------------------------------
                                                               MINIMUM      MAXIMUM
-------------------------------------------------------------------------------------
 TOTAL ANNUAL UNDERLYING PORTFOLIO OPERATING EXPENSES
 (expenses that are deducted from Underlying Portfolio
 assets, including management fees, distribution (12b-1)
 fees, and other expenses)                                       0.31%        1.48%
-------------------------------------------------------------------------------------
 TOTAL NET ANNUAL UNDERLYING PORTFOLIO OPERATING
 EXPENSES(13) (expenses that are deducted from Underlying
 Portfolio assets, including management fees, distribution
 (12b-1) fees, and other expenses after contractual
 reimbursement of expenses and waiver of fees)                   0.31%        1.15%
-------------------------------------------------------------------------------------

(12) The Underlying Portfolio expenses used to prepare this table were provided to MetLife by the Underlying Portfolios. MetLife has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2002. Current or future expenses may be greater or less than those shown.

(13) The range of Total Net Annual Underlying Portfolio Operating Expenses takes into account contractual arrangements that require an Underlying Portfolio's investment adviser to reimburse fees or waive expenses until at least April 30, 2004.

                                  THE CONTRACT

                              GENERAL INFORMATION

The Contract is a long-term investment designed to provide a death benefit to the beneficiary and should be purchased for this purpose. You may use the death benefit and net cash value for various planning purposes.

However, the contracts are not liquid investments. (Partial withdrawals may be currently taxable, and contract loans and partial withdrawals may significantly affect death benefits and cash value and cause the contract to lapse). In addition, if the performance of the available divisions to which you allocate the insurance account value is not sufficient to provide proceeds for your planning purpose, or if you do not pay sufficient premiums, then your contracts may not achieve your purpose and may lapse. Before you purchase for a specialized purpose, you should consider whether the long-term nature of the contracts and the potential impact of any contemplated contract loans and partial withdrawals are consistent with such purpose. Using the contracts for a specialized purpose may also have tax consequences.

                        EXPLANATION OF CONTRACT AND CASE

The contract is the agreement between you and us under which we provide benefits on the life of an insured. Although your contract is treated as an individual contract, it is also linked to a case. A case is a grouping of one or more contracts linked together by a non-arbitrary factor, such as a common employer of each insured. We determine what constitutes a case. A case may have one Owner (i.e., a single entity owns all the contracts in the case) or as many Owners as there are contracts in the case. We determine your contract's premium load, minimum initial premiums, and underwriting standards based on the characteristics of the case to which your contract belongs.

                          AVAILABILITY OF THE CONTRACT

The Contract is available only to individuals, corporations, partnerships, sole proprietorships, associations, trusts, and other similar or related entities, which meet certain suitability standards. You may purchase the Contract to acquire insurance on the life of a person in whom you have an insurable interest. If you purchase a Contract without an insurable interest, you may incur adverse financial and tax consequences.

                       AVAILABILITY OF INSURANCE COVERAGE

To be eligible for insurance under the Contract, a prospective Insured must on the Contract Date:

     (1)  be at least 20 years of age and no more than 85 years of age;

     (2) have elected or consented to be an Insured (if required by MetLife or the Governing Jurisdiction); and

     (3) have satisfied any necessary underwriting requirements of MetLife (see "Charges and Deductions").

A Contract can be issued if the Owner:

     (1) provides MetLife with the data it requires including, but not limited to, the prospective Insured's name, address, social security number, sex, date of birth, smoker/nonsmoker status, and citizenship (MetLife may also require submission of related documents that have been completed by the prospective Insured);

     (2) requests Total Insurance Coverage at least equal to the Minimum Insurance Coverage for an Insured;

     (3)  designates the Beneficiary under the Contract; and

     (4)  pays the initial Minimum Premium for the first Contract Year.

Insurance coverage generally begins on the Issue Date for the Contract. Temporary life insurance coverage may be provided under the terms of a temporary insurance agreement. Temporary life insurance coverage may not exceed the greater of $100,000 or two times the Premium paid, and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any Death Benefit under such temporary coverage will only be paid if the Insured meets MetLife's usual and customary underwriting standards for the applied-for coverage under the Contract. See "Charges and Deductions--Cost of Insurance Charge."

As provided for under state insurance law, an Owner, to preserve insurance age of the Insured, may be permitted to backdate the Contract. In no case may the Contract Date be more than six months prior to the date that the Application was completed. If any Contract in a Case is backdated, then all Contracts in the Case must be backdated to the same date. Monthly Charges for the backdated period will be deducted as of the Contract Date, and each Monthiversary thereafter.

Different conditions will apply if there are Joint Insureds. Contact our Designated Office for more information.

                            EVIDENCE OF INSURABILITY

MetLife may require medical evidence of insurability for any Contract that does not meet MetLife's guaranteed issue or simplified issue standards when the Contract is issued. (See "Charges and Deductions--Cost of Insurance Charge.") Medical evidence of insurability may also be required for any transaction that increases the Net Amount at Risk for the Contract. Transactions that increase the Net Amount at Risk may include, but are not limited to: payment of subsequent Premiums, change of Death Benefit Option, change of Face Amount, partial withdrawals, and reinstatement of a Contract.

If an Owner elects the Last Survivor Rider, different conditions will apply to the Joint Insureds.

                        FREE LOOK AND CONVERSION RIGHTS

In most states, you may cancel your contract within the later of: (1) 10 days after receiving it; (2) 10 days after we mail or personally deliver the notice of withdrawal right to you; or (3) within 45 days after the date of the application. If you wish to exercise your free look rights, you must return your contract to us at our Designated Office along with written notice of cancellation. If you so cancel your contract, it will be as though it had never been issued. We will pay you a refund if you cancel your contract. The refund will equal any premium(s) paid, minus any partial withdrawals and loans together with accrued but unpaid interest.

Once the contract is issued and is in force, you may transfer all of your insurance account value out of the separate account and into the fixed fund and receive fixed and guaranteed benefits during the first 24 months of the contract. Once you exercise this right, you will not be able to transfer amounts out of the fixed fund and all net premiums paid thereafter will be allocated to the fixed fund.

The Contract is a flexible premium variable life insurance contract that provides insurance on the life of an Insured. A Contract may be sold together with other related Contracts forming a Case. Different conditions apply if the Owner has elected the Joint and Last Survivor Rider and/or the Supplemental Term Insurance Rider. Contact our Designated Office for more information.

                                 JOINT INSUREDS

You may add a rider to the contract that provides insurance coverage on the lives of two insureds. In such a contract, we will pay the death benefit on the death of the last surviving insured. Most of the discussions in this prospectus that reference a single insured may also be read as though the single insured were the two insureds under a joint contract. Certain discussions in the prospectus are modified if a joint and last survivor rider is added to the contract. More information about this rider is available from our Designated Office.

                         THE OWNER AND THE BENEFICIARY

OWNER

The Owner is the individual or entity named in the application, unless subsequently changed on our records. The Owner retains all rights and responsibilities of ownership pertaining to its interest in the contract. These right and responsibilities include: (1) the right to allocate premiums among account options; (2) the obligation to pay premiums; (3) the right to borrow against the Contract; (4) the right to take partial withdrawals; and (5) the right to surrender the contract.

The beneficiary is also named in the application, unless subsequently changed on our records. You have the right to change a revocable beneficiary with prior written notice to us. The beneficiary will receive the insurance benefits payable upon the death of the insured. THE INSURED HAS NO DIRECT OR INDIRECT INTEREST IN THE CONTRACT, UNLESS: (1) YOU ARE THE INSURED, (2) YOU ASSIGN THE RIGHT TO DESIGNATE THE BENEFICIARY TO THE INSURED, OR (3) YOU AND WE OTHERWISE AGREE.

BENEFICIARY

The Owner may name or change the Beneficiary by sending written notice to MetLife. A Beneficiary may be revocable or irrevocable. An irrevocable Beneficiary may not be changed without his or her consent, and consent is also required prior to the Owner's exercise of certain other rights. There may be different classes of Beneficiaries, such as primary and secondary. These classes set the order of payments. There may be more than one Beneficiary in a class. The Beneficiary designation in effect on the Issue Date is stated in the Contract Application and in any related documents that are attached to and made a part of the Contract.

                            RIGHT TO AMEND CONTRACT

If any provision in the Contract is in conflict with the laws of the Governing Jurisdiction, the provision will be deemed to be amended to conform to such laws. MetLife may amend the Contract from time to time as may be required to meet the definition of "life insurance" under the Internal Revenue Code of 1986, as amended, or its regulations or published rulings. The Owner will be notified in writing of any such Contract amendment.

                                    PREMIUMS

                                    GENERAL

Premiums are the payments made to MetLife under the Contract to purchase insurance on the life of the Insured and to contribute to the Insurance Account Value of the Contract. All Premiums are payable to MetLife at its Designated Office. A Premium Load is deducted from any Premium received by MetLife prior to its allocation to the Separate Account or to the Fixed Fund. The resulting amount is the Net Premium. The applicable Premium Load percentage depends upon the Case to which the Contract belongs, whether the Premium consists of Target Premium or Excess Premium, and the Contract Year in which the Premium is paid. (See "Charges and Deductions.")

Premiums may consist of Target Premium, Excess Premium or both. The Target Premium depends upon the Insured's Issue Age, sex, underwriting class and Face Amount. The Target Premium for the initial Face Amount is determined to be the level annual premium payable to age 100 for a level death benefit that under guaranteed cost of insurance rates and guaranteed Contract expense charges and a 4.00% net interest rate (after the M&E charge) the cash value will accumulate to equal the initial Face Amount at age 100. The Target Premium is determined on the Issue Date. It is not recalculated if there is an increase in the Face Amount. It is recalculated if there is a decrease in the Face Amount, but only if the new Face Amount is below the initial Face Amount. The amount of the Target Premium is shown in your Contract.

MetLife has the right to refund promptly any amount of Premium paid if necessary to keep the Contract in compliance with state and federal laws, including federal income tax laws. In particular, if a Owner pays Premium amounts during the first Contract Year significantly in excess of the Planned Renewal Premium, MetLife reserves the right to refund promptly part or all of such excess if applicable state insurance law restricts the amount of commissions that would otherwise be payable to the writing agent in connection with part or all of such Premium amounts.

You have considerable flexibility as to both the timing and the amount of premium payments. The amount of Premium that you anticipate will be paid in each Contract year after the first, the Planned Renewal Premium, is specified in the Application. Failure to pay Planned Renewal Premium will not automatically result in lapse of the Contract.

MetLife will not issue the Contract unless it receives a Premium payment at least equal to the initial Minimum Premium amount. The initial Minimum Premium under the Contract is equal to twelve times the Monthly Charges due under the Contract in the first Contract Month, plus any applicable Premium Load. MetLife may, in its sole discretion, require a reduced initial Minimum Premium in connection with the purchase of Contracts sold by licensed agents of MetLife that are also registered representatives of Walnut Street Securities, Inc. ("Walnut Street"), the distributor of the Contracts, or selected broker-dealers or through banks that have entered into written sales agreements with Walnut Street.

You may pay subsequent premiums at any time, and as often as you like. After the Initial Premium has been received and accepted by MetLife, the Owner may pay subsequent Premiums on any Valuation Day provided that each subsequent Premium is at least $50 per Contract. All payments received by MetLife from the Owner will be credited to the Contract as Premiums, unless the Owner specifies that such payments are Contract Loan repayments. Subsequent Premiums may cause a Contract that was not classified as a "modified endowment contract" to become classified as such a contract. MetLife will take steps to monitor subsequent Premiums, and will notify an Owner if a subsequent Premium, or a portion thereof, would cause a Contract to become a modified endowment contract. (See "Federal Income Tax Considerations.")

If your initial and subsequent premiums are too low, your insurance coverage may cease.

                           ALLOCATION OF NET PREMIUMS

You may allocate net premiums to one or more available divisions and/or the fixed fund. To the extent you allocate net premiums to the available divisions:
(1) the insurance account value will, and the death benefit may, vary with the investment performance of the chosen available divisions; (2) you bear the entire investment risk associated with the investments of the selected available divisions; and (3) there is no guaranteed minimum insurance account value. To the extent you allocate net premiums to the fixed fund, the insurance account value will accrue interest at a guaranteed minimum rate.

Generally, the initial Net Premium will be credited to the Money Market Division of the Separate Account and the Insurance Account Value will begin to vary with investment experience on the Valuation Day next following receipt of the initial payment at the Designated Office. However, in situations where MetLife receives the initial payment with the application and underwriting is required, then the payment will be held on deposit in MetLife's General Account until underwriting is completed and the Contract is issued (the Issue Date). Any Net Premiums received during the Free Look period will be allocated to the Money Market Division. At the end of such period, Separate Account Value will be allocated to or among any of the Available Divisions and the Fixed Fund, in accordance with the Owner's allocation instructions set forth in the Application, or as subsequently changed prior to the end of the Free Look period. No allocation or transfer instructions received from the Owner in the Application or during the Free Look period will be acted upon until the Free Look period has expired. The duration of the Free Look period depends upon the law of a Contract's Governing Jurisdiction. The Free Look period under a Contract will expire after the number of days provided for in the applicable Governing Jurisdiction's Free Look period has elapsed following the date the Contract is delivered to the Owner, as evidenced by a signed delivery receipt or certified mail return receipt, or if later, 10 days after MetLife mails or personally delivers the Notice of Withdrawal Right to the Owner, or 45 days after the Application is signed. Transfer of money to the Available Divisions and/or the Fixed Fund specified by the Owner will occur at the expiration of the Free Look period.

If you decide to cancel your contract during the free look period, we will pay you a refund. The refund will equal any premium(s) paid, minus any partial withdrawals and loans together with accrued but unpaid interest.

Net Premiums received after the Free Look period expires will be allocated among the Available Divisions and the Fixed Fund in accordance with the Owner's instructions. Net Premiums that are received prior to the Valuation Time on any Valuation Day will be allocated as of the date they are received. Net Premiums received after such time will be allocated on the next Valuation Day.

The maximum number of Available Divisions to which the Contract's Separate Account Value may be allocated at any one time is five; amounts can also be allocated to the Fixed Fund. If no instructions accompany a Premium, the resulting Net Premium will be allocated to the Available Divisions and the Fixed Fund in the same proportions as stated in the most recently recorded Premium allocation instructions MetLife received from the Owner.

The allocation of subsequent Premiums may be changed at any time upon MetLife's receipt of written notice from the Owner.

                                  TERMINATION

The Contract will not automatically terminate if you fail to pay subsequent premiums. However, your Contract may terminate before its maturity date if it has insufficient net cash value to pay monthly charges.

               INFORMATION ABOUT METLIFE AND THE GENERAL ACCOUNT

                                  THE COMPANY

Through its subsidiaries and affiliates, MetLife is a leading provider of insurance and other financial services to individual and institutional customers. MetLife was formed under the laws of the State of New York in 1868, and its main office is located at One Madison Avenue, New York, New York 10010. Obligations to Owners and Beneficiaries that arise under the Contract are obligations of MetLife.

On October 31, 2003, Security Equity Life Insurance Company ("SELIC"), an affiliate of MetLife, merged with and into MetLife. Before that date, the Contracts were issued by SELIC. Following the merger, all Contracts previously issued by SELIC became Contracts of the surviving company, MetLife.

                              THE GENERAL ACCOUNT

Amounts invested in the Fixed Fund become part of the general assets of MetLife held in MetLife's General Account. MetLife invests the assets of the General Account in accordance with applicable state insurance laws. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this Prospectus relating to the General Account. The disclosure regarding the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

This Prospectus describes a flexible premium variable life insurance contract. This Prospectus together with the accompanying prospectuses for the Underlying Portfolios, is generally intended to serve as a disclosure document only for the aspects of the Contract relating to the Separate Account. For complete details regarding the Fixed Fund, see the Contract itself.

The General Account consists of all assets owned by MetLife other than those in the Separate Account and other separate accounts. Subject to applicable law, MetLife has sole discretion over the investment of the assets of the General Account.

The allocation of amounts to the Fixed Fund does not entitle an Owner to share in the investment experience of the General Account. Instead, MetLife guarantees that the Insurance Account Value in the Fixed Fund will accrue interest at a rate of at least 4.00%, compounded annually, independent of the actual investment experience of the General Account. If the Owner allocates all Net Premiums only to the Fixed Fund and makes no transfers, partial withdrawals, or Contract Loans, the entire investment risk under the Contract will be borne by MetLife.

The Borrowed Fund is also part of the General Account. (See "Contract Benefits--Contract Loan Privilege.")

ALLOCATION OF AMOUNTS TO THE FIXED FUND

At Contract issue, MetLife will determine the maximum percentage of the non-borrowed Insurance Account Value that may be allocated, either initially or by transfer, to the Fixed Fund. This maximum percentage is set forth in the Contract (the "maximum allocation percentage"). The ability to allocate Net Premiums or to transfer Insurance Account Value to the Fixed Fund may not be made available or may be limited in accordance with the terms of the Contract. MetLife may, from time to time, adjust the maximum allocation percentage. Such adjustments may not be uniform to all Contracts. Subject to this maximum, an Owner may elect to allocate Net Premiums to the Fixed Fund, the Separate Account, or both. Subject to this maximum, the Owner may also transfer the Insurance Account Value from the Available Divisions of the Separate Account to the Fixed Fund.

               THE SEPARATE ACCOUNT AND THE UNDERLYING PORTFOLIOS

                              THE SEPARATE ACCOUNT

Security Equity Life Insurance Company Separate Account Thirteen (the "Separate Account") was established by SELIC as a Separate Investment Account on December 30, 1994. On October 31, 2003, and in conjunction with the merger of MetLife and SELIC, the Separate Account became a separate account of MetLife, maintained under New York law.

The Separate Account has been registered with the Securities and Exchange Commission ("SEC" or "Commission") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). The Separate Account meets the definition of a "separate account" under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices of the Separate Account, the Contracts, or MetLife by the Commission.

The Separate Account will receive and invest the Net Premiums paid under this Contract and allocated to it. In addition, the Separate Account may receive and invest Net Premiums for other flexible premium variable life insurance contracts that might be issued by MetLife.

The Separate Account is currently divided into a number of Divisions. Not all Divisions are available for allocation of Net Premiums and transfers under the Contract. Each Available Division invests exclusively in shares of an Underlying Portfolio. Shares and units of each underlying Portfolio are purchased and redeemed at Net Asset Value, without a sales charge. Both realized and unrealized gains or losses and income from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains, or losses from any other Division of the Separate Account or from any other business MetLife may conduct.

MetLife owns the assets of the Separate Account, and is obligated to pay all benefits under the Contracts. Those assets will only be used to support variable life insurance contracts and for any other purposes permitted by applicable laws and regulations. The portion of the assets of the Separate Account equal to the reserves and other contract liabilities with respect to the Separate Account will not be charged with liabilities that arise from any other business MetLife may conduct. MetLife may, however, transfer from the Separate Account to its General Account assets that exceed the reserves and other contract liabilities in respect of the Separate Account.

WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE DIVISIONS OF THE SEPARATE ACCOUNT. THE VALUE OF EACH DIVISION OF THE SEPARATE ACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING UNDERLYING PORTFOLIO. YOU COULD LOSE ALL OR SOME OF YOUR MONEY.

                           THE UNDERLYING PORTFOLIOS

The Separate Account invests in shares of the Underlying Portfolios. Each Underlying Portfolio is part of a fund that is registered with the SEC as an open-end, management investment company. This registration does not involve supervision by the SEC of the management or investment practices or policies of the Underlying Portfolios or the funds.

The assets of each Underlying Portfolio are held separate from the assets of other Underlying Portfolios, and each Underlying Portfolio has investment objectives and policies that generally differ from those of the other Underlying Portfolios. The income or losses of one Underlying Portfolio have no effect on the investment performance of any other Underlying Portfolio.

The following table summarizes the investment objectives and identifies the investment adviser of each Underlying Portfolio.

-------------------------------------------------------------------------------------------
UNDERLYING PORTFOLIO                INVESTMENT ADVISER            INVESTMENT OBJECTIVES
-------------------------------------------------------------------------------------------
 EVERGREEN VARIABLE TRUST      Evergreen Investment
                               Management Company, LLC
-------------------------------------------------------------------------------------------
 Evergreen VA Fund                                            Long-term capital growth
-----------------------------                                 -----------------------------
 Evergreen VA Foundation Fund                                 Capital growth and current
                                                              income
-----------------------------                                 -----------------------------
 Evergreen VA Growth and                                      Capital growth in the value
 Income Fund                                                  of its shares and current
                                                              income
-------------------------------------------------------------------------------------------
 RUSSELL INVESTMENT FUNDS      Frank Russell Investment
                               Management Company
-------------------------------------------------------------------------------------------
 Aggressive Equity Fund        --CapitalWorks Investment      Capital appreciation by
                               Partners, LLC; David J.        assuming a higher level of
                               Greene and Company, LLC;       volatility than is ordinarily
                               Geewax, Terker & Company;      expected from the Multi-
                               Goldman Sachs Asset            Style Equity Fund by
                               Management, L.P.; Jacobs Levy  investing in equity
                               Equity Management, Inc;        securities
                               Suffolk Capital Management,
                               LLC; Systematic Financial
                               Management, L.P. TimesSquare
                               Capital Management, Inc.
                               (sub-advisers)
-------------------------------------------------------------------------------------------
 Core Bond Fund                --Pacific Investment           Maximized total return
                               Management Company LLC;        through capital appreciation
                               TimesSquare Capital            and income by assuming a
                               Management, Inc.               level of volatility
                               (sub-advisers)                 consistent with the broad
                                                              fixed-income market, by
                                                              investing in fixed-income
                                                              securities
-------------------------------------------------------------------------------------------
 Multi-Style Equity Fund       --Alliance Capital Management  Income and capital growth by
                               L.P.(through Bernstein         investing principally in
                               Investment Research and        equity securities
                               Management Unit); Barclays
                               Global Investors, N.A.;
                               Brandywine Asset Management
                               LLC; Jacobs Levy Equity
                               Management, Inc.; Montag &
                               Caldwell, Inc.; Strong
                               Capital Management, Inc.;
                               Turner Investment Partners,
                               Inc; Westpeak Global
                               Advisors, L.P. (sub-
                               advisers)
-------------------------------------------------------------------------------------------
 Non-U.S. Fund                 --AQR Capital Management,      Favorable total return and
                               LLC; Fidelity Management and   additional diversification
                               Research Company; Oechsle      for US investors by investing
                               International Advisors, LLC;   primarily in equity and
                               The Boston Company Asset       fixed-income securities of
                               Management, LLC                non-US companies, and
                               (sub-advisers)                 securities issued by non-US
                                                              governments
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
UNDERLYING PORTFOLIO                INVESTMENT ADVISER            INVESTMENT OBJECTIVES
-------------------------------------------------------------------------------------------
 METROPOLITAN SERIES FUND      MetLife Advisers, LLC(1)
-------------------------------------------------------------------------------------------
 State Street Research Money   --State Street Research &      High level of current income
 Market Portfolio(2 3)         Management Company (sub-       consistent with preservation
                               adviser)                       of capital
-------------------------------------------------------------------------------------------
 MetLife Stock Index           --Metropolitan Life Insurance  Performance equal to Standard
 Portfolio                     Company (sub-adviser)          & Poor's 500 Composite Stock
                                                              Price Index ("S&P 500 Index")
-------------------------------------------------------------------------------------------
 VARIABLE INSURANCE PRODUCTS   Fidelity Management &
 FUND                          Research Company
                               --FMR Co., Inc (sub-adviser)
-----------------------------                                 -----------------------------
 Equity-Income Portfolio                                      Reasonable income; potential
                                                              for capital appreciation;
                                                              yield exceeding the composite
                                                              yield of securities
                                                              comprising the Standard &
                                                              Poor's 500 Index(SM) ("S&P
                                                              500(R)")
-----------------------------                                 -----------------------------
 Growth Portfolio                                             Capital appreciation
-----------------------------                                 -----------------------------
 High Income Portfolio                                        High level of current income
                                                              while also considering growth
                                                              of capital
-----------------------------                                 -----------------------------
 Overseas Portfolio                                           Long-term growth of capital
-------------------------------------------------------------------------------------------
 VARIABLE INSURANCE PRODUCTS   Fidelity Management and
 FUNDS II                      Research Company
                               --FMR Co., Inc. (sub-adviser)
-----------------------------                                 -----------------------------
 Asset Manager Portfolio                                      High total return with
                                                              reduced risk over the long
                                                              term by allocating assets
                                                              among stocks, bonds and
                                                              short-term instruments
-----------------------------                                 -----------------------------
 Investment Grade Bond                                        High level of current income
 Portfolio                                                    as is consistent with
                                                              preservation of capital
-----------------------------                                 -----------------------------
 Contrafund Portfolio                                         Long-term capital
                                                              appreciation
-------------------------------------------------------------------------------------------
 JANUS ASPEN SERIES            Janus Capital Management LLC
-----------------------------                                 -----------------------------
 Growth Portfolio                                             Long-term growth of capital
                                                              in a manner consistent with
                                                              preservation of capital
-----------------------------                                 -----------------------------
 Worldwide Growth Portfolio                                   Long-term growth of capital
                                                              in a manner consistent with
                                                              preservation of capital
-------------------------------------------------------------------------------------------

------------
(1) Before May 1, 2001, Metropolitan Life Insurance Company was the adviser to the Metropolitan Series Fund.

(2) Before April 28, 2003, this portfolio was a series of the New England Zenith Fund. On that date, all series of the New England Zenith Fund became newly organized portfolios of the Metropolitan Series Fund, Inc. The reorganization had no effect on the investment objectives, policies or advisory fees of any series, nor was there any change in investment adviser or sub-adviser for any series.

(3) An investment in the State Street Research Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the portfolio seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the portfolio. During extended periods of low interest rates, the yields of the Division investing in the Money Market Portfolio may become extremely low and possibly negative.

THESE UNDERLYING PORTFOLIOS ARE NOT AVAILABLE FOR PURCHASE DIRECTLY BY THE GENERAL PUBLIC, AND ARE NOT THE SAME AS OTHER MUTUAL FUND PORTFOLIOS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES THAT ARE SOLD DIRECTLY TO THE PUBLIC.

The investment objectives and policies of certain Underlying Portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Underlying Portfolios may differ from the results of these other portfolios. There can be no guarantee, and no representation is made, that the investment results of any of the Underlying Portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

THERE IS NO ASSURANCE THAT ANY OF THE UNDERLYING PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE. For example, an investment in the money market portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any governmental agency and, during periods of low interest rates, the yields of money market subaccounts may become extremely low and possibly negative. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF RISKS AND EXPENSES, IS IN THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY OR PRECEDE THIS PROSPECTUS. YOU SHOULD READ THESE PROSPECTUSES CAREFULLY AND KEEP THEM FOR FUTURE REFERENCE.

Not all of the investment portfolios described in the accompanying prospectuses are necessarily available under the Contract. Moreover, MetLife cannot guarantee that each Underlying Portfolio will always be available for the Contract.

In addition to the Separate Account, the funds also may sell Underlying Portfolio shares to other separate accounts established by other insurance companies to support variable annuity contracts and variable life insurance contracts or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. It is possible that, in the future, material conflicts could arise as a result of such "mixed and shared" investing. The Board of Directors or Trustees of such Underlying Portfolios, the respective investment advisers of each Underlying Portfolio, and MetLife are required to monitor events to identify any material irreconcilable conflicts that may possibly arise, and to determine what action, if any, should be taken in response to those events of conflicts. Material conflicts could arise from such things as changes in state insurance laws, changes in federal income tax laws, changes in the investment management of an Underlying Portfolio, or differences in the voting instructions given by variable annuity contract owners and variable life insurance contract owners. In the event of a material irreconcilable conflict, MetLife will take steps necessary to protect our Owners. This could include discontinuance of investment in an Underlying Portfolio.

We (or our affiliates) may receive compensation from the investment adviser of an Underlying Portfolio (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Underlying Portfolios and their availability through the Contracts. The amount of this compensation is based upon a percentage of the assets of the Underlying Portfolio attributable to the Contracts and other contracts issued by us. These percentages differ, and some advisers (or affiliates) may pay us (or our affiliates) more than others.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

MetLife reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate Account or that the Separate Account may purchase. MetLife reserves the right to eliminate the shares of any of the Underlying Portfolios and to substitute the shares of another registered open-end investment company if the shares of an Underlying Portfolio are no longer available for investment or if, in MetLife's judgment, further investment in any Underlying Portfolio becomes inappropriate in view of the purposes of the Separate Account. MetLife will not substitute any shares attributable to a Owner's interest in a Division of a Separate Account without notice to the Owner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of contracts, or from permitting a conversion between series or classes of contracts on the basis of requests made by Owners.

The participation agreements pursuant to which Underlying Portfolios sell shares to the Separate Account can be terminated by the Underlying Portfolio or by MetLife under a variety of circumstances, with or without cause.

MetLife also reserves the right to establish additional Divisions of the Separate Account, each of which would invest in a new investment company, with a specified investment objective. New Divisions may be established when, in the sole discretion of MetLife, marketing needs or investment conditions warrant, and any new Division will be made available to existing Owners on a basis to be determined by MetLife. MetLife may also eliminate or combine one or more Divisions, substitute one Division for another Division, or transfer assets between Divisions, if, in its sole discretion, marketing, tax, or investment conditions warrant; such changes will not occur without notice to the Owner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

In the event of a substitution or change, MetLife may, if it considers it necessary, make changes in the Contract by appropriate endorsement. MetLife will notify Owners of any such changes.

If deemed by MetLife to be in the best interests of persons having voting rights under the Contracts, and to the extent any necessary SEC approvals or Owner votes are obtained, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or (c) combined with other separate accounts of MetLife. To the extent permitted by applicable law, MetLife may also transfer the assets of the Separate Account associated with the Contract to another separate account.

VOTING RIGHTS

To the extent required by law, MetLife will vote shares of the Underlying Portfolios held in the Separate Account at regular or special shareholder meetings of the Underlying Portfolios in accordance with instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Underlying Portfolios in its own right, it may elect to do so.

Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Underlying Portfolio. Each person having a voting interest in a Division will receive proxy material, reports, and other materials relating to the appropriate Underlying Portfolio.

MetLife will vote shares as to which no timely instructions are received in proportion to the voting instructions that are received with respect to the contracts participating in that Underlying Portfolio. MetLife will also vote shares it owns that are not attributable to contracts in the same proportion. If required by state insurance officials or if permitted under federal regulation, under certain circumstances we may disregard certain Owner voting instructions.

                            INSURANCE ACCOUNT VALUE

The Insurance Account Value of the Contract is equal to the total amounts of the Insurance Account Value in each Available Division of the Separate Account, the Insurance Account Value in the Fixed Fund, and the Insurance Account Value in the Borrowed Fund.

                INSURANCE ACCOUNT VALUE IN THE SEPARATE ACCOUNT

The Insurance Account Value allocated to each Available Division is measured in "Accumulation Units." The value of an Accumulation Unit is determined as of the Valuation Time on each Valuation Day. The value of any unit will vary from Valuation Day to Valuation Day to reflect the investment performance of the Available Division applicable to that Accumulation Unit and the deduction of daily charges.

The value of an Accumulation Unit in each Available Division is arbitrarily set at $1.00 on the first Valuation Day for that Available Division. The value of any Accumulation Unit on any subsequent Valuation Day is equal to its value on the preceding Valuation Day multiplied by that Available Division's Net Investment Factor for the Valuation Period. The Net Investment Factor for an Available Division for a Valuation Period equals the "gross investment rate" for such period plus one and minus the Mortality and Expense Risk Charge for that Valuation Period.

The "gross investment rate" of an Available Division for any Valuation Period is equal to the net earnings of that Available Division during the Valuation Period, divided by the value of the total assets of that Available Division at the beginning of the Valuation Period. The net earnings of each Available Division during a Valuation Period are equal to the accrued investment income and capital gains and losses (realized and unrealized) of that Available Division, reduced by any amount charged against that Available Division for premium taxes or other governmental charges paid or reserved by MetLife during that Valuation Period.

MetLife will determine the "gross investment rate" and net earnings of each Available Division in accordance with generally accepted accounting principles and applicable laws, rules and regulations.

Transactions that require the crediting and canceling of Accumulation Units will be processed as of the Valuation Time on the Valuation Day in which the transaction is effected. Premium payments, and requests for Contract Loans, withdrawals, transfers, or any other transaction, received in proper form before the Valuation Time on a Valuation Day will be effected as of the Valuation Time on the day that the Premium payment, or transaction request, is received. Premium payments, and transaction requests, received in proper form after the Valuation Time on a Valuation Day, will be effected as of the Valuation Time of the following Valuation Day.

The Insurance Account Value in the Money Market Division on the Issue Date is equal to the Premium paid on that date, less any applicable Premium Load less:

     (1)  Cost of Insurance Charges;

     (2)  Administration Charges;

     (3) Any charges that are deducted from the Insurance Account Value for benefits provided by Contract riders;

     (4)  Underwriting Charges, if any; and

     (5)  Charges for Special Insurance Class Rating, if any.

The Insurance Account Value in each Available Division as of the Valuation Time on any subsequent Valuation Day is equal to the Insurance Account Value in that Available Division on the prior Valuation Day plus:

     (1)  Any new Net Premium allocated to that Available Division;

     (2) Any amounts transferred to that Available Division from another Available Division, the Fixed Fund or the Borrowed Fund; and

     (3) Any increase in value of the Available Division's investments due to investment results (net of Daily Charges);

and less:

     (1) Any amounts transferred from that Available Division to another Available Division, the Fixed Fund or the Borrowed Fund;

     (2) Any decrease in the value of the Available Division's investments due to investment results net of Daily Charges;

     (3) The Cost of Insurance Charges allocated to that Available Division (deducted only on a Monthiversary);

     (4) The Administration Charges allocated to that Available Division (deducted only on a Monthiversary);

     (5) Any partial withdrawals taken from such Contract and allocated to that Available Division;

     (6) Any charges allocated to that Available Division that are deducted from the Insurance Account Value for benefits provided by Contract riders (deducted only on a Monthiversary);

     (7) Any Underwriting Charges allocated to that Available Division (deducted only on the Issue Date and on any Monthiversary following a medical underwriting);

     (8) Any charges for Special Insurance Class Rating allocated to that Available Division (deducted only on a Monthiversary); and

     (9) Any other charges allocated to that Available Division as stated in the Contract.

For more information regarding the charges and expenses deducted under the Contract, see "Charges and Deductions." For more information regarding the impact that Contract Loans can have on Insurance Account Value and Net Cash Value, see "Contract Benefits."

                   INSURANCE ACCOUNT VALUE IN THE FIXED FUND

Net Premiums allocated to the Fixed Fund are credited to the Insurance Account Value. MetLife bears the full investment risk for these amounts and guarantees that interest credited to each Owner's Insurance Account Value in the Fixed Fund will not be less than a rate of at least 4.00% per year, compounded annually. MetLife may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4.00% per year, and might not do so. ANY INTEREST CREDITED ON THE CONTRACT'S INSURANCE ACCOUNT VALUE IN THE FIXED FUND IN EXCESS OF THE GUARANTEED MINIMUM RATE OF 4.00% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF METLIFE. THE OWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE OF 4.00% PER YEAR. If excess interest is credited, a different rate of interest may be applied to the value in the Borrowed Fund.

MetLife guarantees that, on each Valuation Date, the Insurance Account Value in the Fixed Fund will be the amount of the Net Premiums allocated or Insurance Account Value transferred to the Fixed Fund, plus interest at the rate of 4.00% per year, plus any excess interest which MetLife credits and any amounts transferred into the Fixed Fund, less the sum of all Contract charges allocable to the Fixed Fund and any amounts deducted from the Fixed Fund in connection with partial withdrawals or transfers to the Separate Account.

On any given day the Insurance Account Value in the Fixed Fund will be equal to the Insurance Account Value in the Fixed Fund on the prior Valuation Day plus:

     (1)  Any new Net Premium allocated to the Fixed Fund;

     (2) Any amount transferred to the Fixed Fund from an Available Division or the Borrowed Fund; and

     (3)  Any interest credited to the Fixed Fund;

and less:

     (1) Any amount transferred from the Fixed Fund to an Available Division or the Borrowed Fund;

     (2) The Cost of Insurance Charges allocated to the Fixed Fund (deducted only on a Monthiversary)

     (3) The Administration Charges allocated to the Fixed Fund (deducted only on a Monthiversary)

     (4) Any partial withdrawals taken from such Contract and allocated to the Fixed Fund;

     (5) Any charges allocated to the Fixed Fund that are deducted from the Insurance Account Value for benefits provided by Contract riders (deducted only on a Monthiversary);

     (6) Any Underwriting Charges allocated to the Fixed Fund (deducted only on the Issue Date and on any Monthiversary following a medical underwriting);

     (7) Any charges for Special Insurance Class Rating allocated to the Fixed Fund (deducted only on a Monthiversary); and

     (8) Any other charges allocated to the Fixed Fund as stated in the Contract.

For more information regarding the charges and expenses deducted under the Contract, see "Charges and Deductions." For more information regarding the impact that Contract Loans can have on Insurance Account Value and Net Cash Value, see "Contract Benefits--Contract Loan Privilege."

                               CONTRACT BENEFITS

                                 DEATH BENEFIT

We will pay the Death Benefit to the named Beneficiary upon the death of the Insured. The amount of the Death Benefit depends on which Death Benefit Option is in effect. So long as the Contract remains in force, the minimum death benefit under each of the Death Benefit Options will be equal to at least the Contract's current Face Amount.

DEATH BENEFITS UNDER THE CONTRACT

If the Insured dies while the Contract is in force, a Death Benefit is payable to the Beneficiary when MetLife receives due proof of death and any other requirements are satisfied. The amount of the Death Benefit payable depends on the Death Benefit Option selected for the Contract by the Owner and in effect on the date of death of the Insured, and is adjusted for outstanding Contract Loans and unpaid charges. (See "Payment of Death Benefits" below.) The amount of the Death Benefit will be determined at the end of the Valuation Period during which the Insured's death occurred. The Death Benefit will be paid to the surviving Beneficiary or Beneficiaries specified in the Application or as subsequently changed. The Death Benefit under each Death Benefit Option will never be less than the Contract's Face Amount as long as the Contract remains in force. If an Owner has elected the Joint and Last Survivor Rider, different conditions will apply. Contact our Designated Office for more information.

DEATH BENEFIT OPTIONS

The Owner may select one of the following Death Benefit Options:

Option 1:     The Face Amount in effect at the date of death;

Option 2:     The Face Amount plus the Insurance Account Value in effect at the date of death; or

Option 3:     The Face Amount in effect at the date of death, plus the
              accumulated Premiums paid under the Contract up to the date of death. In calculating the Death Benefit under this option, the Premiums are accumulated from the date such Premiums were credited to the Insurance Account Value to the date of death, at a rate equal to the Death Benefit Option Accumulation Rate shown in the Contract. This rate, which is selected by the Owner and subject to approval by MetLife, may be as low as 0%, and does not have a maximum cap. A higher Death Benefit Option Accumulation Rate will result in higher Cost of Insurance Charges under a Contract.

To ensure that the Contract will qualify as life insurance under the Internal Revenue Code, the Total Insurance Coverage will never be less than the Minimum Death Benefit. The Minimum Death Benefit is equal to the Insurance Account Value on the date of death multiplied by the appropriate Minimum Death Benefit Factor as set forth in the Contract. Currently MetLife calculates the Minimum Death Benefit Factor in accordance with Section 7702(a)(1) of the Internal Revenue Code ("The Cash Value Accumulation Test"). In the future MetLife may offer Contracts that will use Minimum Death Benefit Factors and Premium limitations calculated in accordance with Section 7702(a)(2) of the Internal Revenue Code ("The Guideline Premium Test"). Once a Contract is issued complying with either "The Cash Value Accumulation Test" or "The Guideline Premium Test" that test and the Minimum Death Benefit Factors will be employed throughout the life of the Contract.

A table of representative Minimum Death Benefit Factors follows:

MINIMUM DEATH BENEFIT FACTORS
-------------------------------
                        UNISEX
AGE                    UNISMOKE
---                    --------
25                       5.79
30                       4.93
35                       4.18
40                       3.55
45                       3.03
50                       2.60
55                       2.25
60                       1.97
65                       1.74
70                       1.56

Under Death Benefit Option 1 and Death Benefit Option 3, positive investment performance (if any) will be reflected in Insurance Account Value, but not in the Death Benefit, unless the Death Benefit equals the Minimum Death Benefit. Under Death Benefit Option 2, the amount of Death Benefit will always vary as the Insurance Account Value varies, but will never be less than the Face Amount. In general, if Death Benefit Option 2 is selected, positive investment performance (if any) will be reflected in the Death Benefit.

Subject to certain limitations, the Owner may change the Death Benefit Option for the Contract while the Contract is in effect by notifying MetLife in writing. If MetLife approves the change, it will take effect on the next Contract Anniversary that is at least 30 days after all the required information has been provided to MetLife. The Cost of Insurance Charges for the Contract will be adjusted to provide for the change. No such change will be effective if the Insured dies before the effective date of the change.

CHANGING DEATH BENEFIT OPTIONS

Changing the Contract's Death Benefit Option may result in either an increase or decrease in the Face Amount. If the Face Amount increases, MetLife may require satisfactory evidence of insurability. If the Face Amount decreases, the order in which the Face Amount is reduced is assessed in the same manner as a decrease in Face Amount. (See "Face Amount"). Any change in the Death Benefit Option will not be effected if it would result in Total Insurance Coverage that is less than the Minimum Insurance Coverage of the Contract. MetLife also reserves the right not to effect a requested change in Face Amount if the change would result in the Contract not satisfying the requirements of the Internal Revenue Code of 1986, as amended.

A change in the Death Benefit Option will not result in an immediate change in the amount of a Contract's Death Benefit or Insurance Account Value. If a Contract is changed from Death Benefit Option 1 to Death Benefit Option 2, then the Face Amount will equal the Face Amount prior to the change less the Insurance Account Value on the effective date of the change. If a Contract is changed from Death Benefit Option 3 to Death Benefit Option 2, then the Face Amount will equal the Face Amount prior to the change plus the accumulated Premiums less the Insurance Account Value on the effective date of the change. If a Contract is changed from Option 2 or Option 3 to Option 1, then the Face Amount will equal the Death Benefit on the effective date of the change. MetLife may require satisfactory evidence of insurability if the Contract is changed from Option 2 or Option 3 to Option 1. If a Contract is changed from Option 1 to Option 3, then the Face Amount will equal the Face Amount prior to the change less the accumulated Premiums on the effective date of change. If a Contract is changed from Option 2 to Option 3, then the Face Amount will equal the Death Benefit less the accumulated Premiums on the effective date of the change.

A change in Death Benefit Option may affect monthly Cost of Insurance Charges, because the amount of this charge varies with a Contract's Net Amount at Risk. Assuming the Death Benefit is not equal to the Minimum Death Benefit, changing from Option 2 or Option 3 to Option 1 will generally decrease Net Amount at Risk, and therefore decrease Cost of Insurance Charges, on Monthiversaries following the effective date of the change. Changing from Option 1 or

Option 3 to Option 2 will generally result in a Net Amount at Risk that remains level; however, under Option 2, Cost of Insurance Charges will increase over time, because cost of insurance rates generally increase with the age of the Insured. Finally a change from Option 1 or Option 2 to Option 3 will result in a Net Amount at Risk that will vary based upon the frequency and amount of Premium payments, as well as the rate at which the Premiums are accumulated. Under Option 3, more frequent and higher premium payments as well as a higher Death Benefit Option Accumulation Rate generally will result in a higher Net Amount at Risk, and therefore higher Cost of Insurance Charges.

Changing the Death Benefit Option may have federal income tax consequences. (See "Federal Income Tax Considerations.")

CHANGING FACE AMOUNT

The Minimum Face Amount under a Contract is $10,000. The minimum Total Insurance Coverage is $25,000. The Initial Face Amount and Supplemental Term Insurance Amount will be set forth in the Application. The Owner may, subject to approval of MetLife, change the Face Amount. The Owner must request the change by notifying MetLife in writing, and MetLife reserves the right to require satisfactory evidence of insurability, which may include a medical examination. If MetLife approves the change, it will take effect on the next Contract Anniversary that is at least 30 days after all the required information has been provided to MetLife. A partial withdrawal may also reduce the Face Amount under a Contract. (See "Contract Benefits--Surrender and Partial Withdrawals"). Decreases in Face Amount cannot reduce the Total Insurance Coverage to less than the Minimum Insurance Coverage. No such change will be effective if the Insured dies before the date of such change. MetLife reserves the right not to effect a requested change in Face Amount if the change would result in the Contract not satisfying the requirements of the Internal Revenue Code of 1986, as amended. The Net Cash Value immediately following the increase in Face Amount must be sufficient to cover Monthly Charges to be deducted on the next Monthiversary. If Net Cash Value will not be sufficient, an additional Premium will be necessary before the increase in Face Amount will be effected.

If the Face Amount is decreased, and the Contract's Face Amount before the change in Death Benefit Option reflects previous Face Amount increases, then the Face Amount reduction will result first in the reduction of the Face Amount provided by the most recent increase, then the next most recent increase successively, and finally the Initial Face Amount.

A decrease in the Face Amount of the Contract will also result in a recalculation of the Target Premium, and generally will decrease the Target Premium for future Contract Years.

A change in Face Amount may have Federal income tax consequences. (See "Federal Income Tax Considerations.")

EFFECT OF SUPPLEMENTAL TERM INSURANCE RIDER

Additional insurance coverage may be available under one or more riders to the Contract, including a Supplemental Term Insurance Rider. Under certain circumstances, MetLife may offer Contracts through which insurance coverage is provided primarily through the Supplemental Term Insurance Rider. Because insurance coverage under such riders may be purchased through deductions from Available Divisions and/or the Fixed Fund that are not taken into account in determining Target Premium, there may not be additional Premium Load associated with this coverage. There may be circumstances in which it will be to the Owner's economic advantage to include a significant portion or percentage of coverage under the Supplemental Term Insurance Rider. These circumstances depend on many factors, including the Premium levels and amount and duration of coverage, as well as the age (and, where applicable, sex, smoker status, and/or risk classification) of the Insured. As discussed above, MetLife reserves the right to refund promptly certain Premium amounts paid during the first Contract Year in excess of Planned Renewal Premium amounts. (See "Premiums"). In such cases, MetLife will generally agree to accept such Premium amounts provided that the Owner elects to convert a portion of the Face Amount, as determined by MetLife, to coverage under a Supplemental Term Insurance Rider. Owners should contact their agent for additional information.

PAYMENT OF DEATH BENEFIT

The amount of any Death Benefit payable is adjusted as follows:

     (1) By deducting the amount of any unpaid Monthly Charges against the Insurance Account Value to the date of death (see "Charges and Deductions");

     (2) By deducting the amount of any Contract Loans outstanding against the Insurance Account Value on the date of death plus accrued but unpaid interest on such Contract Loans on the date of death (See "Contract Benefits"); and

     (3)  By deducting the amount of any unpaid charges provided by rider.

The Death Benefit will usually be paid in a lump sum within seven days of the date due proof of the Insured's death is received by MetLife at its Designated Office and any other requirements are satisfied. Payment of any amount of Death Benefit based upon the Separate Account may be delayed, however. See "Additional Provisions of the Contract--Payments We Make."

Settlement of any amounts not based upon the Separate Account will be made not more than six months after due proof of death is received. Interest on Death Benefits will be credited as prescribed by law. Payment of a Death Benefit may be deferred by a separate written agreement between MetLife and the Owner or Beneficiary, subject to MetLife's approval. In such cases, the interest that will be credited will be at least 1.00% per annum.

                       SURRENDER AND PARTIAL WITHDRAWALS

At any time during the lifetime of the Insured and while the Contract is in force, the Contract may be surrendered for its Net Cash Value on any Valuation Date. You must submit a written request to our Designated Office in a form acceptable to MetLife. On surrender, MetLife will pay to the Owner in a single sum the Contract's Net Cash Value as of the Valuation Day during which a proper surrender request is received. A Contract's Net Cash Value is the Insurance Account Value less any outstanding Contract Loan and accrued and unpaid Contract Loan interest. If a proper surrender request is received on a Monthiversary, then Monthly Charges will not be deducted on that Monthiversary. A surrender may have Federal income tax consequences. (See "Federal Income Tax Considerations.") Once the Contract is surrendered, MetLife obligations under the Contract will cease.

The Owner may also request partial withdrawals of Net Cash Value from one or more Available Divisions and the Fixed Fund. The withdrawal must be requested by the Owner in writing on a form acceptable to MetLife. Unless other specific instructions are received from the Owner, the withdrawal will be taken from each Available Division and the Fixed Fund in proportion to the Owner's then current Insurance Account Value in each Available Division and the Fixed Fund.

Surrender and partial withdrawal proceeds will generally be paid to the Owner within seven days. (See "Additional Provisions of the Contract--Payments We Make").

The Owner may withdraw any amount of at least $1,000 per withdrawal and up to the Contract's maximum withdrawal amount. The maximum withdrawal amount for the Contract is equal to the Insurance Account Value less the sum of the following:

     (1)  The Minimum Net Premium for the current Contract Year;

     (2) The outstanding Contract Loan amount together with the unpaid accrued Contract Loan interest on the Contract Loan amount; and

     (3) Contract Loan interest on the Contract Loan amount until the next Contract Anniversary.

Partial withdrawals may increase the Net Amount at Risk, resulting in higher Cost of Insurance Charges under the Contract.

The Death Benefit and Face Amount may be adjusted at the time a partial withdrawal is taken, based on the amount withdrawn, the Death Benefit Option then in effect for the Contract, and the Insurance Account Value. If the Face Amount is reduced, the reduction in Face Amount for Death Benefit Option 1 or Death Benefit Option 3 will be equal to the amount of the withdrawal. The Total Insurance Coverage remaining after the partial withdrawal may not be less than the Minimum Insurance Coverage. A partial withdrawal request that would reduce the Total Insurance Coverage below this minimum will not be effected. If the Face Amount reflects previous Face Amount increases at the time of a partial withdrawal which causes a reduction in Face Amount, then partial withdrawals will be applied first to reduce the Initial Face Amount, and then to each Face Amount increase in order, starting with the first increase.

A partial withdrawal that decreases the Face Amount of the Contract will result in a recalculation of the Target Premium, and generally will decrease the Target Premium for future Contract Years.

A partial withdrawal may have Federal income tax consequences. (See "Federal Income Tax Considerations")

Split Dollar Exception: Notwithstanding the above limitations, MetLife will, as a matter of administrative practice, at the time of a split dollar rollout, allow the owner of a Death Benefit Option 3 Contract the option of reducing the accumulated Premiums before reducing the Face Amount. If the withdrawal is greater than the accumulated Premiums, a reduction in Face Amount will occur for the amount in excess of the accumulated Premiums. This exception applies to Contracts issued pursuant to an employer-sponsored benefit plan, with premiums paid at least in part by the employer.

                                   TRANSFERS

The Contract provides that all or part of the Insurance Account Value (except amounts in the Borrowed Fund) may be transferred between or among Available Divisions and the Fixed Fund on any Valuation Day subject to the following limitations:

     (a) The Insurance Account Value cannot be allocated to more than five Available Divisions and the Fixed Fund at any one time;

     (b) Transfer requests must be in writing and in a form acceptable to MetLife;

     (c) Except as described below, only one transfer is permitted in each Contract Year;

     (d) MetLife reserves the right to limit the amount of any transfer. Transfers from or among the Available Divisions must be in amounts of at least $500, or, if smaller, the Insurance Account Value in an Available Division; and

     (e) Transfers to the Fixed Fund may be limited. Insurance Account Value in the Fixed Fund after any transfer to the Fixed Fund may be no greater than the amount specified in the Contract. (See "Information about MetLife and the General Account--Allocations of Amounts to the Fixed Fund.").

Transfers from the Fixed Fund are also subject to the following limitations:

     (a) The transfer must be made in the 30 day period following a Contract Anniversary; and

     (b) The amount transferred may be no larger than 25% of the Insurance Account Value in the Fixed Fund on the date of the transfer.

Transfers may be requested by dollar amount or whole percentage. MetLife will execute a transfer only upon receipt of a properly executed transfer request. Written confirmation of each transfer will be sent to the Owner.

Notwithstanding the above limitations, which are set forth in the Contract, MetLife will, as a matter of administrative practice, allow up to 12 transfers per year between or among Available Divisions. Owners will be notified in advance if this administrative practice is changed or eliminated. For purposes of calculating the number of transfers requested in any Contract Year, all transfer requests received on the same Valuation Day will be counted as one transfer request. Transfers effected in connection with Contract Loans will not be counted for purposes of the limitations on the amount or frequency of transfers permitted in each Contract Year.

                            CONTRACT LOAN PRIVILEGE

The Owner may request a loan against the Contract. The Contract must be assigned to the Company as the sole security for the Contract Loan. A Contract Loan may take place on any Valuation Day. An amount equal to the amount borrowed will be transferred from the Separate Account and the Fixed Fund to the "Borrowed Fund." The Borrowed Fund is a portion of MetLife's General Account reserved for amounts held as collateral for Contract Loans. A Contract Loan from, or secured by, the Contract may have federal income tax consequences. In particular, if the Contract is a "modified endowment contract" loans may be currently taxable and subject to a 10% penalty tax. (See "Federal Income Tax Considerations.")

We will deduct the amount of a loan from: (1) the amount payable on surrender of the contract; and (2) the death benefit proceeds. Interest on loans accrues daily. Unpaid interest is capitalized each year and added to the loan. Depending upon the investment performance of the available divisions and the amounts borrowed, loans could cause your contract to lapse. If your contract lapses with a loan outstanding, you may be subject to adverse tax consequences. Contract loans may also have other federal income tax consequences. (See "Federal Income Tax Considerations.")

SOURCE OF CONTRACT LOAN

Insurance Account Value equal to each Contract Loan will be transferred to the Borrowed Fund, reducing the Insurance Account Value in the Separate Account and the Fixed Fund. Unless other specific instructions are received from the Owner, the Contract Loan will be taken from the Available Divisions of the Separate Account and the Fixed Fund in proportion to the amount of the Owner's then current Insurance Account Value in each Available Division of the Separate Account and Fixed Fund.

The maximum total of Contract Loans for each Contract is equal to the Insurance Account Value less the sum of the following:

     (1)  The Minimum Net Premium for the current Contract Year;

     (2) The outstanding Contract Loan amount together with interest accrued but unpaid; and

     (3)  Contract Loan interest charges until the next Contract Anniversary.

If a Contract Loan is requested that would cause this maximum to be exceeded, MetLife will not process the request.

CONTRACT LOAN INTEREST

Contract Loan interest accrues daily and is due on each Contract Anniversary. If it is not paid when due, the Contract Loan interest will be added to the Contract Loan and, as part of the Contract Loan, will bear the same interest rate. Any Contract Loan interest capitalized on a Contract Anniversary will be treated as if it was a new Contract Loan and will be transferred from the Available Division of the Separate Account and Fixed Fund in proportion to the Insurance Account Value therein.

A fixed Contract Loan interest rate option or a variable Contract Loan interest rate option may be elected. This option may be changed by the Owner on any Contract Anniversary. Written notice of the change must be received at MetLife's Designated Office no more than 90 days nor less than 30 days prior to such Contract Anniversary. The Contract Loan interest rate options are as follows:

Fixed Contract Loan Interest Rate. If a Fixed Contract Loan Interest Rate option is selected and a Contract Loan is outstanding, a fixed Contract Loan interest rate of 6.00% will be assessed annually in arrears and added to the Contract Loan principal on the Contract Anniversary.

Variable Contract Loan Interest Rate. On each Contract Anniversary, MetLife will declare the Variable Contract Loan Interest Rate that will apply to outstanding Contract Loans for the next Contract Year. This rate will equal the higher of a) or b), where a) is the Monthly Average of the Composite Yield on Corporate Bonds as published by Moody's Investor Service, Inc. (or, if it is no longer published, a substantially similar average) for the calendar month ending two months before the Contract Year begins, and b) is 4.50%. If the rate calculated according to this formula is not at least .50% higher than the rate in effect for the previous year, MetLife will not increase the rate. If the rate calculated is at least .50% lower than the rate in effect for the previous year, MetLife will decrease the rate.

If the Variable Contract Loan Interest Rate option is selected, MetLife will inform the Owner of the current Variable Contract Loan Interest Rate at the time a Contract Loan is made. The current Variable Contract Loan Interest Rate can be changed by MetLife on any Contract Anniversary, but the rate will never exceed the maximum Contract Loan interest rate permitted by the law of the Governing Jurisdiction.

INTEREST ON BORROWED FUND

Interest will be credited to amounts held in the Borrowed Fund as collateral for Contract Loans. This rate of interest credited on the Borrowed Fund will be at least equal to an annual effective rate of 4.00%. For the Fixed Contract Loan Interest Rate option, the rate of interest credited on the Borrowed Fund is currently set equal to 5.65%. If a Variable Contract Loan Interest Rate option is chosen, MetLife currently anticipates that the rate of interest credited on the Borrowed Fund will equal the Variable Contract Loan Interest Rate less a "loan interest spread" of .35%. This "loan interest spread" is guaranteed never to exceed .50%. The Borrowed Fund crediting rate may not be changed more frequently than annually. Any change in the Borrowed Fund crediting rate for the Contract will be effective on a Contract Anniversary. The Owner will be notified in advance of any such change.

Interest credited to the Borrowed Fund will be transferred to the Available Divisions of the Separate Account and Fixed Fund on each Contract Anniversary. The amount so transferred will be allocated among the Available Divisions of the Separate Accounts and Fixed Fund in proportion to the Insurance Account Value in each Available Division of the Separate Account and Fixed Fund.

If Contract Loan interest due for the previous Contract Year has not been paid when due, then on the Contract Anniversary, the Insurance Account Value attributable to the Separate Account and Fixed Fund will be reduced by the difference between the Contract Loan interest due and unpaid for the previous Contract Year, and the interest credited to the Borrowed Fund during the previous Contract Year.

On any given day the Insurance Account Value in the Borrowed Fund will be equal to the Insurance Account Value in the Borrowed Fund on the previous day plus:

     (1) Any new amounts transferred to the Borrowed Fund from the Separate Account and Fixed Fund due to new Contract Loans and/or capitalized Contract Loan Interest; and

     (2)  Any interest credited to the Borrowed Fund. and less:

     (3) Any amounts transferred from the Borrowed Fund to the Separate Account and/or Fixed Fund due to Contract Loan repayments or the transfer of interest credited to the Borrowed Fund on a Contract Anniversary.

REPAYMENT

All funds received by MetLife will be credited to the Contract as Premiums unless clearly designated as a Contract Loan repayment by the Owner.

All or part of the Contract Loan plus accrued Contract Loan interest may be repaid at any time while the Contract is in force.

Any repayment of a Contract Loan will result in the transfer of values equal to the repayment out of the Borrowed Fund and the application of those values to the Available Divisions of the Separate Account and Fixed Fund. Unless other specific instructions are received from the Owner, these values will be applied to the Separate Account's Available Divisions and the Fixed Fund in proportion to the amount of the Owner's then current Insurance Account Value in each Available Division of the Separate Account and Fixed Fund.

    FIXED FUND TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND CONTRACT LOANS

Before the Maturity Date, amounts may be transferred from the Fixed Fund to the Available Divisions or partially withdrawn from the Fixed Fund. Transfers from the Fixed Fund are subject to the following restrictions:

     (a) The transfer must be made in the 30-day period following a Contract Anniversary; and

     (b) The amount transferred in any Contract Year may be no larger than 25% of the Insurance Account Value in the Fixed Fund on the date of the transfer or withdrawal.

Contract Loans and partial withdrawals may also be made from the Contract's Insurance Account Value in the Fixed Fund, subject to the conditions and restrictions on Contract Loans and partial withdrawals described above. (See "Contract Benefits.")

Transfers, surrenders, and partial withdrawals payable from the Fixed Fund and the payment of Contract Loans allocated to the Fixed Fund may be delayed for up to six months. However, if payment is deferred for 30 days or more, MetLife will pay interest at the rate of 2.50% per year for the period of the deferment. Amounts from the Fixed Fund used to pay Premiums on Contracts with MetLife will not be delayed.

                               CONVERSION RIGHTS

Once the Contract is issued and as long as the Contract is in force, an Owner may during the first 24 months transfer all of the Insurance Account Value into the Fixed Fund and receive fixed and guaranteed benefits under the Contract. Once this right is exercised, no transfers out of the Fixed Fund will be allowed and all Net Premiums paid after the election will be allocated to the Fixed Fund. This request must be in writing and must specifically indicate that the transfer is being made pursuant to the Conversion Right. This transfer will not be subject to any transfer limitations or charges. At the time of such transfer, there will not be any effect on the Contract's Death Benefit, Contract Loans, Face Amount, Net Amount at Risk, Issue Age or insurance class. All benefits after a conversion will be based upon the Fixed Fund.

                        CONTRACT LAPSE AND REINSTATEMENT

                  TERMINATION FOR INSUFFICIENT NET CASH VALUE

A Contract will not terminate automatically for failure to pay a subsequent Premium. However, if the Net Cash Value is not sufficient to cover the Monthly Charges due with respect to a Contract on any Monthiversary, then the Grace Period begins. This Grace Period begins on the Monthiversary on which the Monthly Charges are due. The Grace Period ends 61 days from that Monthiversary or, if later, 61 days after the date MetLife mails a written notice to the Owner at the last known address shown on MetLife's records. This notice will state the Premium amount needed to keep the Contract in force. During the Grace Period, the insurance coverage under the Contract will continue in effect.

To continue the Contract's insurance coverage in force, the Owner must make a Premium payment before the Grace Period ends at least equal to three times the Monthly Charges due when the Grace Period began, plus Premium Load.

The Contract will terminate without value (and therefore the insurance coverage will cease) at the end of the Grace Period if such amounts are not paid.

     REINSTATEMENT OF A CONTRACT TERMINATED FOR INSUFFICIENT NET CASH VALUE

A Contract that has terminated for insufficient Net Cash Value may be reinstated within five years from the date of Contract termination. The Owner must request the reinstatement in a form acceptable to MetLife and pay the reinstatement Premium, which must be at least equal to the Monthly Charges due and unpaid at the time of lapse, plus three times the Monthly Charges due at the time of reinstatement, plus any applicable Premium Load. Medical evidence of insurability will be required for reinstatement, and the Insured must be living on the date the reinstatement becomes effective. The amount of any Contract Loan outstanding at the time of Contract termination (plus any accrued, but unpaid, interest) must be repaid before a Contract will be reinstated.

Different conditions apply if an Owner elects the Joint and Last Survivor Rider. More detailed information about this rider is available upon written request to our Designated Office.

                             CHARGES AND DEDUCTIONS

We make certain charges and deductions under the Contract. These charges and deductions compensate us for: (i) services and benefits we provide; (ii) costs and expenses we incur; and (iii) risks we assume.

Services and benefits we provide:

     - the death benefit, cash, and loan benefits under the Contract;

     - investment options, including premium allocations;

     - administration of elective options;

     - the distribution of reports to Owners.

Costs and expenses we incur:

     - costs associated with processing and underwriting applications, and with issuing and administering the Contract (including any riders);

     - overhead and other expense for providing services and benefits;

     - sales and marketing expenses;

     - other costs of doing business, such as collecting premiums, maintaining records, processing claims, effecting transactions, and paying federal, state, and local premium and other taxes and fees.

Risks we assume:

     - that the Cost of Insurance Charges we may deduct are insufficient to meet our actual claims because the insureds die sooner than we estimate;

     - that the cost of providing services and benefits under the Contracts exceed the charges we deduct.

The amount of a charge may not necessarily correspond to the costs of the services or benefits that are implied by the name of the charge or that are associated with the particular Contract. For example, the Distribution Charge may not fully cover all of our sales and distribution expenses, and we may use proceeds from other charges, including the Mortality and Expense Risk Charge and the Cost of Insurance Charge, to help cover those expenses. We may profit from certain Contract charges.

A prospective purchaser may request personalized hypothetical illustrations of the Contract's Insurance Account Value and Death Benefits. Such hypothetical illustrations will reflect the effect of the charges and deductions under the Contract and may assist a prospective purchaser in understanding the operation of the Contract.

                                  PREMIUM LOAD

Before crediting a Premium to the Available Divisions and/or the Fixed Fund, a Premium Load, consisting of a Distribution Charge, a Federal Tax charge and a Premium Tax Charge, is deducted from that Premium. Premium Load is expressed as a percentage of Premium; the percentage depends upon whether the Premium is Target Premium or Excess Premium, on the Contract Year during which the Premium is paid, and on the Issue Age of the Insured.

DISTRIBUTION CHARGE

The Distribution Charge, which is a sales load, is comprised of a Premium Expense Load and a Commission Charge.

Premium Expense Load. The Premium Expense Load will be deducted from each Premium and will equal a percentage of the Premium. The percentage will be determined based on the sum of the Initial Premiums for all Contracts in a Case, in accordance with the following table:

SUM OF THE INITIAL PREMIUMS
OF ALL CONTRACTS IN THE CASE                PREMIUM EXPENSE LOAD
----------------------------                --------------------
Less than $250,000                                  2.00%
$250,000 -- $999,999                                1.50%
$1,000,000 and more                                 1.25%

Commission Charge. A Commission Charge will be deducted from Premiums paid in each Contract Year up to the Target Premium amount. There is no Commission Charge on any Excess Premium amount paid during a Contract Year. The Commission Charge on Premiums paid in a Contract Year up to the Target Premium amount is based upon the Issue Age of the Insured and the Contract Year as follows:

                    COMMISSION CHARGES DURING CONTRACT YEAR

                                     COMMISSION CHARGE
                ------------------------------------------------------------
FOR ISSUE AGES  CONTRACT YEAR 1   CONTRACT YEARS 2-10   CONTRACT YEARS 11-15
--------------  ---------------   -------------------   --------------------
    20-51            28.00%              8.00%                  6.00%
    52-59            28.00%              6.33%                  4.00%
    60-67            28.00%              4.66%                  4.00%
    68-80            19.00%              4.00%                  4.00%
    81-85            13.00%              4.00%                  4.00%

For all Issue Ages the Commission Charge will be 2.00% for Year 16 and thereafter.

For the first Contract Year, however, the maximum Commission Charge will be the lesser of: (i) 6.00% of the excess of the Premiums paid in the first Contract Year over the Planned Renewal Premium; and (ii) the Commission Charge percentage for the Issue Age of the Insured MULTIPLIED BY the Premiums paid in the first Contract Year, up to the Target Premium.

Example I: Assume a Contract covering a 50-year-old Insured, a $200,000 initial premium payment with no Planned Renewal Premium, and with a $100,000 target premium. In the first Contract Year, the Commission Charge up to the Target Premium would be 28% of the Target Premium (0.28 X 100,000) or $28,000. Six percent of the excess of the Premiums paid in the first Contract Year over Planned Renewal Premium would be $12,000 (0.06% X 200,000). The Owner would pay the lesser of the two Commission Charge amounts, or $12,000.

Example II: Assume a Contract covering a 50-year-old Insured, a $600,000 initial premium payment with a $50,000 Planned Renewal Premium and a $100,000 Target Premium. In the first Contract Year, the Commission Charge up to the Target Premium would be 28% of the Target Premium (0.28 X 100,000) or $28,000. Six percent of the Premiums paid in the first Contract Year over Planned Renewal Premium would be 33,000 (0.06 X (600,000 - 50,000)). The Owner would pay the lesser of the two Commission Charge amounts, or $28,000.

The Distribution Charge is intended to compensate MetLife for its expenses in the distribution of the Contracts, including sales commissions, printing prospectuses, preparing sales literature and paying for other promotional activities. To the extent that those expenses are not recovered from the Distribution Charge, those expenses may be recovered from other sources, including profit, if any, the mortality and expense risk charge and mortality gains. Distribution Charge amounts will not exceed nine percent of the sum of the "guideline annual premiums" that would be paid during the period equal to the lesser of 20 years or the anticipated life expectancy of the Insured based on the 1980 Commissioners Standard Ordinary Mortality Table, as defined in SEC regulations.

Contact our Designated Office for information on the different conditions that apply if an Owner elects the Joint and Last Survivor Rider and/or the Supplemental Term Insurance Rider.

PREMIUM TAX CHARGE

MetLife also deducts from each Premium a Premium Tax Charge approximately equal to the taxes that are based on such Premium received under the Contract and that are imposed on MetLife by the state in which the Owner resides or by the state in which the Insured resides. In general, for Cases with one Owner and with less than 500 Contracts, this charge will be determined as to any Contract in accordance with the law of the state in which the Owner resides. For Cases with a greater number of Insureds and one Owner, the amount of the charge as to any Contract will be determined in accordance with the law of the state in which the Insured resides. State premium tax rates currently range from 0.75% to 5.00%.

FEDERAL TAX CHARGE

MetLife also deducts from each Premium a charge for federal income taxes, equal to 1.00%, which compensates MetLife for an increased federal tax burden resulting from the receipt of Premiums under Section 848 of the Internal Revenue Code. This charge for federal income taxes is reasonable in relation to MetLife's federal tax burden under Section 848 resulting from the receipt of Premiums under the Contracts.

                                  DAILY CHARGE

MORTALITY AND EXPENSE RISK CHARGE

Each Division of the Separate Account is assessed a Mortality and Expense Risk Charge, which will never exceed an annual effective rate of 0.50% of the Contract's Separate Account Value attributable to that Division. Currently, the amount of this charge is an annual effective rate of 0.35% of the Separate Account Value, which is equivalent to 0.000957233% of the Separate Account Value attributable to the Division on a daily basis.

The charge, which is designed to compensate MetLife for the mortality and expense risks it assumes under the Contract, is deducted on a daily basis from the Separate Account's assets.

The mortality risk assumed by MetLife under the Contract is that Insureds may, on average, live for shorter periods of time than estimated and therefore that the Cost of Insurance Charges specified in the Contract will be insufficient to meet actual claims. The expense risk assumed by MetLife under the Contract is the risk that other expenses of issuing and administering the Contract and operating the Separate Account will be greater than the charges imposed under the Contract to cover such expenses. If the money collected from the Mortality and Expense Risk Charge is not needed to cover these risks, it will be MetLife's gain and will be used for any proper purpose. Conversely, if the money collected is insufficient to cover these risks, MetLife will absorb any loss.

                                MONTHLY CHARGES

As of the Contract Date and on each Monthiversary thereafter, Monthly Charges will be deducted from each Available Division and the Fixed Fund. Monthly Charges consist of the Administration Charge, the Cost of Insurance Charge, charges for additional benefits provided by Contract rider, and charges for Special Insurance Class Rating, if any. These charges will be deducted from each Available Division and the Fixed Fund in proportion to the Insurance Account Value attributable to each Available Division and the Fixed Fund.

ADMINISTRATION CHARGE

On each Monthiversary, a charge is deducted to compensate MetLife for administrative expenses. The current amount of this charge is $4.50 per month per Contract. This charge may change, but is guaranteed not to exceed $8.00 per month per Contract. The Administration Charge is assessed to reimburse MetLife for the expenses associated with the administration and maintenance of the Contract and the Separate Account. MetLife does not expect to profit from this charge.

COST OF INSURANCE CHARGE

A deduction for MetLife's cost of insurance protection is made on each Monthiversary and, unless otherwise specified by the Owner, will be based on unisex and unismoke rates. The cost of insurance rates generally increase as the Insured's Attained Age increases. MetLife also offers rates, upon a Owner's request, that vary based on the sex (except Contracts sold in Montana) and smoker class of the Insured. However, any variation by sex and/or smoker class must be applied on a consistent basis for all Contracts in the applicable Case.

The Cost of Insurance Charge is determined by multiplying the applicable cost of insurance rate by the Net Amount at Risk each Contract Month. Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges deducted from the applicable Insurance Account Value. Since the Net Amount at Risk may not be constant, the Cost of Insurance Charge could vary monthly. The factors that affect the Net Amount at Risk for each layer of Face Amount include: Premiums paid; the investment performance of the Underlying Portfolios in which you invest; the interest credited to the Fixed Fund; interest credited to the Borrowed Fund; the fees and charges deducted under the Contract; the Death Benefit Option you choose; as well as any Contract transactions (such as Contract Loans, partial withdrawals, transfers, and changes in Face Amount).

The guaranteed cost of insurance rates will not be greater than the guaranteed maximum cost of insurance rates set forth in the Contract. Those rates, as well as the rates used for Federal income tax purposes, are based on the 1980 Commissioners Standard Ordinary (CSO) Mortality Tables, Age Nearest Birthday that correspond to the applicable sex and smoker blend under the Contract. Current Cost of Insurance Charges may be lower and may be changed. The current Cost of Insurance Charges for the Contract Year are shown in the Owner's annual statement.

MetLife may offer insurance coverage up to $1 million on a guaranteed issue (no medical underwriting required) or simplified issue (limited medical underwriting) basis under Contracts that meet all the following requirements:

     1)  The Case to which the Contract belongs has at least 25 Insureds;

     2) Each Insured under the Contracts in the applicable Case must at the time of issue be actively at work for a common Employer for a minimum of 1,000 hours annually;

     3) 100% of "eligible persons," defined in a manner acceptable to MetLife, must be named as an Insured under the applicable Case;

     4) The Face Amount, and any Supplemental Term Insurance Amount, for each Contract in the applicable Case must be determined in all years by a formula acceptable to MetLife;

     5) The Face Amount increases, including any increases in Supplemental Term Insurance Amount, in any given year for any Contract in the applicable Case cannot exceed 10% and the cumulative increase in any Face Amount cannot exceed the smaller of the initial Total Insurance Coverage or $1,000,000;

     6) The Owner, Insured and Beneficiary of each Contract in the applicable Case must be either an entity domiciled in the United States or a United States citizen; and

     7) The Insured under each Contract in the applicable Case must be between the ages of 20 and 65.

For Simplified Issue Contracts, MetLife requires that certain medical information regarding the prospective Insured be provided in the Application.

The Contracts also are available on a medically underwritten basis. In these situations, the rating of an Insured will affect the cost of insurance rates. MetLife will offer medically underwritten Contracts on a standard and substandard rating basis. Standard rates will, in general, be less than substandard rates.

For Contracts with applications dated prior to April 29, 1996 and issued on a guaranteed issue or simplified issue basis the Cost of Insurance Charges will vary only by the Attained Age of the Insured. For Contracts with applications dated on or after April 29, 1996 and issued on a guaranteed issue basis the Cost of Insurance Charges will vary only by the Attained Age of the Insured but for Contracts issued on a simplified issue basis the Cost of Insurance Charges will vary by the Issue Age and the number of completed Contract Years under the Contract. For all Contracts issued on a medically underwritten basis the Cost of Insurance Charges will vary by the Issue Age and the number of Completed Contract Years under the Contract. In general cost of insurance rates under Contracts that are issued on a guaranteed issue basis will be greater than cost of insurance rates on Contracts issued on a simplified issue basis, which will be greater than cost of insurance rates on Contracts that are issued on a standard medically underwritten basis.

MetLife may require medical underwriting for any transaction that increases its Net Amount at Risk. If any medical underwriting has taken place, an Insured's rate class may affect the guaranteed and current cost of insurance rate applicable to that Insured, but not the cost of insurance rate applicable for Federal income tax purposes which for all Contracts will be equal to 100% of the applicable 1980 CSO table.

Each Insured is placed in a rate class when MetLife issues a Contract, based on the Case to which the Contract belongs and underwriting information, including medical underwriting, if any. When an increase in Face Amount is requested, MetLife reserves the right: (i) to accept or reject the request, with or without obtaining additional underwriting information; and (ii) to obtain additional underwriting information, including medical underwriting, before approving the increase to determine whether a different rate class would apply to the increase. If the Insured's rate class at the time of the increase has declined since the last change in coverage, and MetLife approves the change in coverage, then the lower rate class will be applied to the Face Amount increase only. If the Insured's rate class at the time of the increase has improved since the last change in coverage, then the improved rate class will be applied to the Total Insurance Coverage provided under the Contract.

We may place Insureds in substandard classes with special insurance class ratings, which will reflect higher mortality risks and will result in higher cost of insurance rates. Any applicable special insurance class ratings surcharge will be set forth in the Contract.

RIDER CHARGES

Subject to certain requirements, one or more riders may be added to a Contract. (See "Contract Riders.") More detailed information about these riders, and the charges associated therewith, is available upon written request to our Designated Office. Deductions will be made on each Monthiversary for applicable charges for any additional benefits provided by Contract rider.

     - Joint and Last Survivor Rider--There is no specific rider charge, but electing this rider will affect other Contract charges such as the Commission Charge, the Cost of Insurance Charge, and the Underwriting Charge.

     - Supplemental Term Insurance Rider--There is no specific rider charge, but if you elect this rider, a monthly Cost of Insurance Charge will apply to the amount of the Supplemental Term Insurance coverage under the rider.

                              UNDERWRITING CHARGE

An Underwriting Charge of up to $100 will be deducted from the Insurance Account Value on the Issue Date if the Contract is issued on a medically underwritten basis. Medically underwritten Contracts, for purposes of deducting this charge, are all Contracts other than those issued on a guaranteed issue or simplified issue basis (see "Charges and Deductions--Monthly Charges--Cost of Insurance Charges"). MetLife also reserves the right to deduct an Underwriting Charge of up to $100 from the Contract's Insurance Account Value on any Monthiversary following a Contract Month in which medical underwriting has taken place due to an increase in MetLife's Net Amount at Risk with respect to the Contract. The Underwriting Charge is assessed to reimburse MetLife for the expenses associated with the underwriting of the Contract. MetLife does not expect to profit from this charge.

MetLife may, in its sole discretion, reduce or waive the Underwriting Charge in connection with the purchase of Contracts sold by licensed agents of MetLife that are also registered representatives of selected broker-dealers or through banks that have entered into written sales agreements with Walnut Street. Any reduction in or waiver of the Underwriting Charge is reflected in the Contract.

The Underwriting Charge will be deducted from the Available Divisions and the Fixed Fund in proportion to Insurance Account Value attributable to each Division and the Fixed Fund.

Different conditions apply if an Owner has elected the Joint and Last Survivor Rider. Contact our Designated Office for more information about this rider.

                                 ANNUAL CHARGES

On each Contract Anniversary, the Insurance Account Value attributable to the Separate Account and Fixed Fund is: (i) reduced by Contract Loan interest due and unpaid for the previous Contract Year; and (ii) increased by the interest credited to the Borrowed Fund during the previous Contract Year. The net result is that if Contract Loan interest is not paid when due, then on the Contract Anniversary, the Insurance Account Value attributable to the Separate Account and Fixed Fund will be reduced by the difference between the Contract Loan interest due and unpaid for the previous Contract Year and the interest credited to the Borrowed Fund during the previous Contract Year.

                                 OTHER CHARGES

LOAN INTEREST SPREAD

We charge you interest on a loan at a maximum effective rate of: 6% per year if you select the fixed Contract Loan interest rate option; and the greater of (i) the Monthly Average of the Composite Yield on Corporate Bonds as published by Moody's Investor Service, Inc. (or, if it is no longer published, a substantially similar average) for the calendar month ending two months before the Contract Year begins and (ii) 4.5% if you select the variable Contract Loan interest rate option. We also credit interest on the Borrowed Fund equal to at least an annual effective rate of 4.00%. See "Contract Benefits--Contract Loan Privilege."

TAXES AND OTHER GOVERNMENTAL CHARGES

MetLife does not currently make any charges against the Divisions of the Separate Account for Federal, state or local taxes attributable to them. However, MetLife may in the future impose such a charge to provide for any tax liability of the Separate Account.

FEES AND EXPENSES OF UNDERLYING PORTFOLIOS

The value of an Accumulation Unit of each Separate Account Division that invests in shares or interests of an Underlying Portfolio will reflect the expenses incurred by that Underlying Portfolio. The Underlying Portfolio's expenses will include its investment management fee and its operating expenses. The management fees and operating expenses of each Underlying Portfolio are set forth in the accompanying prospectus for such underlying Portfolio.

ILLUSTRATIVE REPORT FEE

At the Owner's request, MetLife will provide an illustrative report in addition to the reports it customarily provides. Depending upon the type and complexity of the requested report, MetLife may charge a reasonable fee not to exceed $50 per report. This fee must be paid by the Owner separately and will not be considered a Premium payment.

                              FEDERAL TAX MATTERS

The following summary provides a general description of the Federal income tax considerations associated with the Contracts and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon MetLife's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("Service"). No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Service.

                           TAX STATUS OF THE CONTRACT

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") sets forth a definition of a life insurance contract for Federal tax purposes. The
Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Contract is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Contract features, the absence of final regulations, and lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Contract.

Nevertheless, MetLife believes that the Contract generally qualifies as a life insurance contract for federal tax purposes. Because of the absence of final regulations or any other pertinent interpretations, it, however, is unclear whether a Contract with a joint and last survivor rider added will, in all cases, meet the statutory life insurance contract definition. If a Contract were determined not to be a life insurance contract for purposes of Section 7702, such contract would not provide most of the tax advantages normally provided by a life insurance contract.

If it is subsequently determined that a Contract does not satisfy Section 7702, MetLife will take whatever steps it deems are appropriate and reasonable to cause a Contract to comply with Section 7702. For these reasons, MetLife reserves the right to modify the Contract as necessary to attempt to qualify a Contract as a life insurance contract under Section 7702.

Section 817(h) of the Code requires the investments of the Separate Accounts to be "adequately diversified" in accordance with Treasury Regulations for the Contract to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in not treating the Contract as life insurance. If the Contract does not qualify as life insurance you may be subject to immediate taxation on the incremental increases in Insurance Account Value of the Contract. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and MetLife believes it complies fully with such requirements.

In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which an owner's control of the investments of a separate account may cause the contract owner rather than the insurance company, to be treated as the owner of the assets in the separate account. If an Owner is considered the owner of the assets of the Separate Account, income and gains from the Account would be included in the Holder's gross income. Though no Regulations on the subject of an owner's control of the investments of a separate account have been issued since the Regulations specifying the diversification requirements were issued, informal guidance is available from certain private letter rulings issued by the Internal Revenue Service to individual taxpayers. The ownership rights under the Contract are different in certain respects from, those described by the Internal Revenue Service in rulings in which it determined the owners were not owners of separate account assets. For example, an Owner has additional flexibility in allocating premium payments and cash values. These differences could result in the Owner being treated as the owner of a pro rata share of the assets of the Separate Accounts. In addition, MetLife does not know what standards will be set forth in any regulations or additional rulings which the Treasury might issue. MetLife therefore reserves the right to modify the Contract as necessary to attempt to prevent the Owner from being considered the owner of a pro rata portion of the assets of the Separate Accounts or to otherwise qualify the Contract for favorable tax treatment.

The following discussion assumes that each Contract will qualify as a life insurance contract for Federal income tax purposes.

                       TAX TREATMENT OF CONTRACT BENEFITS

MetLife believes the death benefit under the Contract should generally be excludable from the gross income of the Beneficiaries under Section 101(a) (1) of the Code.

Many changes or transactions involving a Contract may have tax consequences, depending on the circumstances. Such changes include but are not limited to the exchange of the Contract, a change in a Contract's Face Amount, a change of ownership, the payment of a subsequent premium, a partial withdrawal from a Contract, a complete surrender of a Contract, an assignment, a Contract Loan, or a Contract lapse with an outstanding Contract Loan. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Contract proceeds depend on the circumstance of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

Generally, the Owner will not be deemed to be in constructive receipt of the Insurance Account Value including increments thereof, under the Contract until there is a distribution.

The tax consequences of distributions from, and loans taken from or secured by, the Contract(s) should generally be determined on a Contract-by-Contract basis. (See "Multiple Contracts," below.) Tax consequences of distributions or loans further depend on whether the Contract from which the distribution is made or Contract Loan is taken is classified as a "modified endowment contract" under Section "7702A. However, upon a complete surrender or lapse of any Contract, if the amount received plus the amount of Indebtedness exceeds the total investment in the Contract, the excess will generally be treated as ordinary income subject to tax.

                          MODIFIED ENDOWMENT CONTRACTS

A Contract may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided in respect of such Contract. The premium limitation rules for determining whether a Contract is a modified endowment contract are complex. In general, a Contract will be a modified endowment contract if the accumulated premiums paid at any time during the first seven years after the Contract is established exceeds the sum of the net level premiums which would have been paid on or before such time if the future benefits provided in respect of the Contract were deemed to be paid-up after the payment of seven level annual premiums.

A reduction in the Contract's death benefit could cause the Contract to become a modified endowment contract if such reduction occurs during the first seven Contract Years, but if a joint and last survivor rider is attached to the Contract, a reduction in the Contract's death benefit at any time could cause the Contract to become a modified endowment contract.

In addition, if the benefits or rights associated with a Contract are "materially changed," it may cause such Contract to be treated as a modified endowment contract. The material change rules for determining whether a Contract is a modified endowment contract are also complex. In general, however, the determination of whether a Contract will be a modified endowment contract after a material change depends upon the relationship among the death benefit associated with the Contract at the time of such change, the Insurance Account Value at the time of the change and the additional premiums paid in respect of the Contract during the seven years starting with the date on which the material change occurs. Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract.

     (a)  Distributions from Contracts Classified as Modified Endowment
          Contracts: Contracts classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon lapse or surrender, from such a Contract are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Insurance Account Value of the Contract immediately before the distribution over the investment in the Contract (described below) at such time. Second, loans taken from or secured by, the Insurance Account Value of such a Contract, as well as due but unpaid interest thereon, are treated as distributions from such Contract and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Contract that is included in income except where the distribution or loan is made on or after the taxpayer attains age 59 1/2, is attributable to the taxpayer's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and the taxpayer's Beneficiary. Owners that are not natural persons are unlikely to meet these exceptions.

          If a Contract becomes a modified endowment Contract after it is issued, distributions made during the Contract year in which it becomes a modified endowment Contract, distributions in any subsequent Contract year and distributions within two years before the Contract becomes a modified endowment Contract will be subject to the tax treatment described above. This means that a distribution from a

Contract that is not a modified endowment Contract could later become taxable as a distribution from a modified endowment Contract.

     (b)  Distributions From Contracts Not Classified as Modified Endowment
          Contracts: Distributions from a Contract that is not a modified endowment contract are generally treated as first recovering the investment in the Contract (described below) and then, only after the return of all such investment in the Contract, as distributing taxable income. An exception to this general rule may occur in the case of a decrease in the death benefit provided in respect of a Contract (possibly resulting from a partial withdrawal) or any other change that reduces benefits associated with the Contract in the first 15 years after the Contract is established and that results in a cash distribution to the Owner in order for the Contract to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Contract) under rules prescribed in
          Section 7702.

          Loans from, or secured by, a Contract that is not a modified endowment contract are generally not treated as distributions. Instead, such loans are generally treated as indebtedness of the Owner. However, the tax consequences associated with Policy loans are uncertain when there is little or no difference between the interest rate charged on the loans and the interest rate credited on the loans. If the Service or a court were to deem the loan not "bona fide," it is possible that the loans from the Contract may be treated as taxable distributions.

          Neither distributions (including distributions upon surrender or lapse) nor loans from, or secured by, a Contract that is not a modified endowment contract are subject to the 10% additional income tax. If a Contract which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Contract within two years prior to the date of such change in status may become taxable and subject to the 10% additional income tax.

     (c) Classification of Contract: Due to the Contract's flexibility, classification of a Contract as a modified endowment contract will depend upon the circumstances of each Contract. MetLife has adopted administrative steps designed to protect an Owner against the possibility that a Contract might become a modified endowment contract. MetLife believes the safeguards are adequate for most situations, but it cannot provide complete assurance that a Contract will not be classified as a modified endowment contract. At the time a Net Premium is credited which (according to MetLife's calculations) would cause a Contract to become a modified endowment contract, MetLife will notify the Owner that unless a refund of the excess Premium is requested by the Owner, the Contract will be a modified endowment contract. The Owner will have 30 days after receiving such notification to request the refund. If the Owner requests a refund, MetLife will refund the excess Premium paid, plus the greater of (a) the investment gain on the excess premium, or (b) interest on the excess Premium calculated at an annual rate of 4.00%. The amount to be refunded will be deducted from the Insurance Account Value in the Available Divisions and in the Fixed Fund in the same proportion as the payment was allocated.

An Owner should contact a competent tax adviser before purchasing a Contract to determine the circumstances under which a Contract would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums; making any other change to, including an exchange of, a Contract; or making a change to the benefits provided under a Contract to determine whether such premium or change would cause the Contract (or the new contract in the case of an exchange) to be treated as a modified endowment contract.

                                 LOAN INTEREST

Generally, interest paid on any loan under a life insurance contract owned by an individual is not deductible. In addition, interest on any loan under a life insurance contract owned by a business taxpayer on the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer is deductible only under certain very limited circumstances. An Owner should consult a competent tax advisor before deducting any loan interest.

                            INVESTMENT IN A CONTRACT

Investment in a Contract means (i) the aggregate amount of any premiums or other consideration paid in respect of a Contract, minus (ii) the aggregate amount received under the Contract which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Contract that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded) plus (iii) the amount of any loan from or secured by a Contract that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

                               MULTIPLE CONTRACTS

All modified endowment contracts that are issued by MetLife (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. In view of this rule, in the event that a number of Contracts are established at the same time or during the same calendar year, it is important to determine how many, if any, of the Contracts will be treated as modified endowment contracts. A competent tax adviser should be consulted for further information.

                   INTEREST EXPENSE ON UNRELATED INDEBTEDNESS

Under provisions added to the Code in 1997 applicable to insurance contracts issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Contract on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business carried on by that taxpayer and the taxpayer also has indebtedness unrelated to the Contract, no tax deduction will be allowed for that portion of the taxpayer's unrelated interest expense that is "allocable" to the Net Cash Value (unborrowed Insurance Account Value) of the Contract. The allocable portion of unrelated interest expense is based on the ratio of the unborrowed cash surrender values of all life insurance and annuity contracts issued to the taxpayer after June 8, 1997 to the adjusted basis of all other assets of the taxpayer. A Contract issued before June 9, 1997 will become subject to this pro rata disallowance rule if there is a material increase in the death benefit or other material change in the terms of the Contract. No business taxpayer should purchase, exchange, or increase the death benefit under a Contract on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without specifically considering the overall tax effect that an interest in such a Contract would, or could, have.

                            ALTERNATIVE MINIMUM TAX

There may also be an indirect tax upon the inside build-up of the Contract under the corporate alternative minimum tax.

                           SPLIT-DOLLAR ARRANGEMENTS

The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Additionally, on July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

                             OTHER TAX CONSEQUENCES

The Contract may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Contract in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement.

                          POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Moreover, it is possible that any changes in the tax treatment of life insurance policies could be effective prior to the date of any new legislation. Consult a tax adviser with respect to legislative developments and their effect on the policy.

                           POSSIBLE CHARGE FOR TAXES

MetLife is presently taxed as a life insurance company and does not incur federal income tax liability, or state or local tax liability, attributable to investment income or capital gains of the Separate Account. Based on these assumptions, no charge is currently being made to the Separate Account for federal income taxes, or state or local taxes. However, MetLife may in the future impose such a charge if (i) the tax treatment of MetLife is ultimately determined to be other than what MetLife believes it to be, (ii) there are changes made in the income tax treatment, or state or local tax treatment, of variable life insurance at the company level, or of the separate accounts, or
(iii) there is a change in MetLife's status. Any such charge would be designed to cover the taxes attributable to the investment results of the Separate Accounts.

                                CONTRACT RIDERS

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Contract by rider. The terms of any rider you elect to add to your Contract will be set forth in your Contract There may be charges associated with these riders. Please contact our Designated Office for more details about these riders.

We currently offer the following riders under the Contract:

     - Joint and Last Survivor Rider--providing insurance coverage on the lives of two Insureds.

     - Supplemental Term Insurance Rider--providing term insurance coverage in addition to insurance coverage provided under the Contract.

                     ADDITIONAL PROVISIONS OF THE CONTRACT

                              SALE OF THE CONTRACT

The Contract will be sold by individuals who are registered representatives of Walnut Street Securities, Inc. ("Walnut Street"), the distributors of the Contract, or of broker-dealers or through banks who have entered into written sales agreements with Walnut Street. Walnut Street was incorporated under the laws of Missouri in 1984 and is a subsidiary of GenAmerica Corporation, a subsidiary of MetLife. Walnut Street is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 ("1934 Act") as well as with any applicable securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. More information about Walnut Street and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program. No director or officer of Walnut Street owns any interest in the Separate Account. However, the Contracts issued through the Separate Account may be used to fund nonqualified deferred obligations of the depositor or its affiliates subject to any regulatory requirements.

MetLife will pay the writing agent compensation equal to the Commission Charge in connection with the Owner's purchase of the Contract, plus a maximum of (i) 14.00% of any Excess Premiums paid in any Contract Year on Contracts issued without any riders attached, or (ii) 22% of Target Premium and a maximum of 5% on any Excess Premium, depending on the distribution network through which the Contracts are sold.

Walnut Street may enter into selling agreements with other broker-dealers registered under the 1934 Act and banks whose representatives are authorized by applicable law to sell variable life insurance contracts. We pay commissions through the registered broker-dealer or bank.

Walnut Street may receive 12b-1 fees from certain Underlying Portfolios. These Underlying Portfolios have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees out of fund assets to those who sell and distribute fund shares.

The Statement of Additional Information contains additional information about the compensation paid for the sale of the Contracts.

                                STATE VARIATIONS

Certain Contract features, including the "Free Look" provision, are subject to state variations. The Owner should read his or her Contract carefully to determine whether any variations apply in the state in which the Contract is issued.

                                  TERMINATION

The Contract terminates on the earliest to occur of the following:

     (1) The end of the Grace Period following any Monthiversary in which the Net Cash Value for the Contract is insufficient to pay the Monthly Charges;

     (2)  The surrender of the Contract by the Owner;

     (3)  The Maturity Date of the Contract; or

     (4)  The fulfillment of all of MetLife's obligations under the Contract.

                                 MATURITY DATE

No insurance coverage will be effective on or after the Maturity Date, which is the Contract Anniversary on which the Insured reaches Attained Age 100. If the Insured is living and the Contract is in force on the Maturity Date, the Net Cash Value will be paid to the Owner, the Contract will terminate, and the liability of MetLife under the Contract will cease. Different conditions apply if there are Joint Insureds.

                                PAYMENTS WE MAKE

Cash payments from the Contract for partial withdrawals, Contract Loans, and surrenders will usually be made within seven days after a written request is received at the Designated Office of MetLife. Transfers between or among Separate Account Divisions will usually be effected on the date the transfer request is received in good order.

We may be required to suspend or postpone payments for surrenders, transfers, or death benefit proceeds for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     - trading on the New York Stock Exchange is restricted;

     - an emergency exists as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

     - during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

Payment of the portion of any amount payable from the Fixed Fund for Contract Loans, partial withdrawals or surrender, and transfers to the Separate Account Divisions may be delayed for not more than six months. If payment is deferred for 30 days or more, MetLife will pay interest on such amounts at the rate of 2.50% per year for the period of deferment.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or block or "freeze" your account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your account to government regulators.

                                     NOTICE

Any written notice required by the Contract to be given by MetLife to the Owner will be effective five days after it is mailed by first class mail or 15 days after it is mailed by third class mail (or when received, if sent by any other means) to the Owner at the Owner's current address as noted on the records of MetLife.

Any written notice required by the Contract to be given by the Owner to MetLife will be effective when received in a form acceptable to MetLife at its Designated Office. To be acceptable, a notice must be in written form, in the English language (except where applicable law requires otherwise), must include all pertinent information, and must be signed by the Owner or an individual authorized to act for the Owner and so designated on the records of MetLife.

                               LEGAL PROCEEDINGS

MetLife, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits, substantial damages have been sought. Although the outcome of any litigation cannot be predicted with certainty, MetLife believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that are likely to have a material adverse effect upon: the Separate Account; the ability of Walnut Street to perform its underwriting contract with the Separate Account; or the ability of MetLife to meet its obligations under the Contracts.

                              FINANCIAL STATEMENTS

The financial statements for MetLife and the Separate Accounts (as well as the auditors' reports thereon) are included in the Statement of Additional Information.

                                  DEFINITIONS

APPLICATION: The application form that must be completed by any purchaser of the Contract, before the Contract can be issued.

ATTAINED AGE: The Insured's Issue Age under the Contract plus the number of completed Contract Years.

AVAILABLE DIVISION: A Division of the Separate Account to which Net Premiums may be allocated or Separate Account Value or Fixed Fund Insurance Account Value may be transferred under the Contracts. Each Available Division invests exclusively in the shares of a corresponding Underlying Portfolio.

BENEFICIARY: The person(s), entity or entities named on MetLife's records to receive the insurance proceeds payable under the Contract after the Insured dies.

BORROWED FUND: An account established in MetLife's General Account for any amounts transferred from the Available Divisions and the Fixed Fund and held as collateral for Contract Loans.

CASE: A grouping of one or more Contracts connected by a non-arbitrary factor, presented to MetLife as a group. An example of such a factor is a common employer for the Insureds under each Contract in the grouping.

CONTRACT: The Flexible Premium Variable Life Insurance Contract offered by MetLife that is described in this Prospectus.

CONTRACT ANNIVERSARY: An anniversary of the Contract Date. It marks the start of a new Contract Year.

CONTRACT DATE: The date used to begin calculating Monthly Charges and Annual Charges under the Contract. The Contract Date is shown in the Contract.

CONTRACT LOAN: An amount borrowed by the Owner from the Insurance Account Value of the Contract.

CONTRACT MONTH: Each one-month period commencing on the Contract Date and on each Monthiversary thereafter.

CONTRACT YEAR: Each successive twelve-month period starting on the Contract Date and on each Contract Anniversary thereafter.

DEATH BENEFIT: The benefit payable to the Beneficiary when the Insured dies.

DEATH BENEFIT OPTION ACCUMULATION RATE: The rate at which Premiums are accumulated for purposes of calculating Death Benefit Option 3.

DESIGNATED OFFICE: The principal administrative office for the Contracts--Specialized Market Service, P.O. Box 66951, St. Louis, Missouri 63166-6951 (866.889-6390).

DIVISION: A sub-account of the Separate Account. Only Available Divisions (described in this Prospectus) are available for investment under the Contracts.

EMPLOYER: A corporation, partnership, sole proprietorship, association, trust, and other similar or related entity. Affiliated Employers are considered one Employer.

EXCESS PREMIUM: Any amount of Premium paid in a Contract Year over and above the Target Premium.

FACE AMOUNT: The amount of insurance under the contract, excluding any Supplemental Term Insurance Amount. The Initial Face Amount on the Issue Date is shown in the Contract. Thereafter, it may change in accordance with the terms of the Contract.

FIXED FUND: The portion of the Insurance Account Value allocated to the Company's General Account (excluding the Borrowed Fund).

GOVERNING JURISDICTION: The state or jurisdiction in which the Contract is delivered and whose laws govern its terms. The Governing Jurisdiction is set forth in the Contract.

INITIAL NET PREMIUM: The Initial Premium paid under the Contract less the applicable Premium Load.

INITIAL PREMIUM: The first Premium paid under the Contract.

INSURANCE ACCOUNT VALUE: The total amount that a Contract provides for investment at any time. It is equal to the total of the amounts credited to the Owner in the Separate Account, the Fixed Fund, and the Borrowed Fund.

INSURED: The person whose life is insured under the terms of the Contract. The Insured is shown in the Contract.

ISSUE AGE: The Insured's age at his/her nearest birthday as of the Contract
Date.

ISSUE DATE: The day the Initial Premium is received and accepted by MetLife. This is also the date that insurance coverage becomes effective. All Contract values based on the Separate Account are determined beginning on the Issue Date. The Issue Date is shown in the Contract.

MATURITY DATE: The date on which the Contract will mature. The Maturity Date is shown in the Contract.

MAXIMUM LOAN AMOUNT: The maximum amount of Insurance Account Value that can be borrowed by the Owner under the Contract.

METLIFE: Metropolitan Life Insurance Company, the issuer of the Contract.

MINIMUM INSURANCE COVERAGE: The minimum amount of Total Insurance Coverage, which includes any Supplemental Term Insurance Amount, under the Contract. It is currently $25,000.

MINIMUM NET PREMIUM: The Minimum Net Premium at any time is equal to 12 times the Monthly Charges for the first month in the then current Contract Year.

MINIMUM PREMIUM: The Minimum Premium is equal to the Minimum Net Premium plus any applicable Premium Load.

MONTHIVERSARY: The first day of each Contract Month. It is the day as of which Monthly Charges are deducted from the Insurance Account Value. The Monthiversary and the Contract Date coincide, except in months in which the Monthiversary falls on a day which is not a Valuation Day. In such months, the Monthiversary is deemed to fall on the next Valuation Day. If any Monthiversary would fall on the 29th, 30th or 31st of a month that does not have that number of days, then the Monthiversary is deemed to be the last day of that month.

MONTHLY CHARGES: The Contract charges that are deducted monthly from Insurance Account Value. Monthly Charges include the Administration Charge, the Cost of Insurance Charge, any Monthly Charges for benefits provided by Contract rider, and any charges for special insurance class rating.

NET AMOUNT AT RISK: The Net Amount at Risk is calculated on any Monthiversary by subtracting the Insurance Account Value from the Death Benefit, discounted one month at a 4.00% assumed annual effective interest rate.

NET CASH VALUE: The Contract's Insurance Account Value minus any Contract Loan balance and interest accrued thereon and unpaid.

NET PREMIUM: The amount of a Premium less applicable Premium Load.

OWNER: The owner of the Contract, as shown in the records of MetLife. All of the rights and benefits of the Contract belong to the Owner, unless otherwise stated in the Contract.

PLANNED RENEWAL PREMIUM: An amount of Premium, specified in the Application, which the Owner anticipates will be paid in each Contract Year after the first.

PREMIUM: Premiums are the payments made to MetLife under the Contract by the Owner to purchase insurance on the life of the Insured and to contribute to the Insurance Account Value of the Contract. Each Premium amount may consist of Target Premium, Excess Premium, or both.

PREMIUM LOAD: An amount deducted from each Premium prior to allocation of the Premium to the Separate Account and/or the Fixed Fund. Premium Load includes the Distribution Charge (comprised of a Premium Expense Load and a Commission Charge), a Premium Tax Charge and a Federal tax charge.

SEPARATE ACCOUNT: A separate investment account established by the Board of Directors of MetLife to support the benefits payable under the Contract. Each Available Division of the Separate Account invests in a single corresponding Underlying Portfolio.

SEPARATE ACCOUNT VALUE: The portion of the Contract's Insurance Account Value invested in the Separate Account. It will be equal to the Contract's Insurance Account Value, less the total of amounts in the Borrowed Fund and in the Fixed Fund.

SUPPLEMENTAL TERM INSURANCE AMOUNT: The amount of insurance is provided by the Supplemental Term Insurance Rider, if any. This amount is shown in the Contract.

TARGET PREMIUM: An amount of Premium used to determine Premium Loads under the Contract. The annual Target Premium is based upon the Face Amount and is shown in the Contract. For Contracts with a Face Amount equal to the Minimum Face Amount, the Target Premium will be zero (0).

TOTAL INSURANCE COVERAGE: Total amount of insurance, including coverage provided by any Supplemental Term Insurance Rider under the Contract.

UNDERLYING PORTFOLIO: An investment portfolio, managed by one or more investment managers, the shares or units of which comprise the investment of an Available Division of the Separate Account.

VALUATION DAY: A day that is a regular business day of MetLife and that the New York Stock Exchange (or its successor) is open for trading. Each Valuation Day ends at the Valuation Time.

VALUATION PERIOD: The period of time between Valuation Days. A Valuation Period begins immediately after the Valuation Time on the previous Valuation Day and ends as of the Valuation Time on the next succeeding Valuation Day.

VALUATION TIME: The close of trading on the New York Stock Exchange (or any successor exchange), which is generally 4:00 p.m. Eastern Time.

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS

                                                               PAGE
                                                              ------
ADDITIONAL CONTRACT INFORMATION.............................   SAI-3
     The Company............................................   SAI-3
     Entire Contract........................................   SAI-3
     Construction...........................................   SAI-3
     Severability...........................................   SAI-3
     Contract Application and Schedules.....................   SAI-3
     Representations in Application.........................   SAI-3
     Computation of Contract Values.........................   SAI-4
     Claims of Creditors....................................   SAI-4
     Assignments............................................   SAI-4
     Incontestability.......................................   SAI-4
     Misstatement of Age or Sex.............................   SAI-4
     Suicide................................................   SAI-4
     Voting Rights..........................................   SAI-4
SALE OF THE CONTRACT........................................   SAI-5
CONTRACT RIDERS.............................................   SAI-6
     Joint and Last Survivor Rider..........................   SAI-6
     Supplemental Term Insurance Rider......................   SAI-9
PERFORMANCE DATA............................................  SAI-11
PERSONALIZED ILLUSTRATIONS..................................  SAI-11
OTHER INFORMATION...........................................  SAI-11
     Unisex Requirements under Montana Law..................  SAI-11
     Records and Reports....................................  SAI-12
     State Regulation of the Company........................  SAI-12
     Administration.........................................  SAI-12
     Experts................................................  SAI-12
     Legal Matters..........................................  SAI-12
     Additional Information.................................  SAI-12
     Financial Statements...................................  SAI-13

To learn more about the Contract, you should read the SAI dated the same date as this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of death benefits and Insurance Account Values, and to request other information about the Contract, please call (866-889-6390) or write to us at our Designated Office.

The SAI has been filed with the SEC and has been incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www/sec/gov) that contains the SAI and other information about us and the Contract. Information about us and the Contract (including the SAI) also may be reviewed and copied at the SEC's Public Reference Room in Washington, DC, or may be obtained upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 942-8090.

Investment Company Act of 1940 Registration File No. 811-8938

                   SECURITY EQUITY SEPARATE ACCOUNT THIRTEEN
                      METROPOLITAN LIFE INSURANCE COMPANY

                      STATEMENT OF ADDITIONAL INFORMATION

                                NOVEMBER 3, 2003

This Statement of Additional Information ("SAI") contains additional information regarding individual flexible premium life insurance contracts ("Contracts") offered by Metropolitan Life Insurance Company ("MetLife," "we," "us," "our"). This SAI is not a prospectus and should be read in conjunction with the prospectus for the Contracts dated November 3, 2003, and the prospectuses for Evergreen Variable Trust, Russell Investment Funds, Metropolitan Series Fund, Variable Insurance Products Fund, Variable Insurance Products Funds II, and Janus Aspen Series. For a copy of these prospectuses, call or write to our Designated Office: Specialized Market Service, P.O. Box 66951, St. Louis, Missouri 63166-6951 (866-889-6390).

Capitalized terms in this SAI have the same meanings as in the prospectus for the Contracts.

                                      SAI-1

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

                                                               PAGE
                                                              -------
ADDITIONAL CONTRACT INFORMATION.............................    SAI-3
  The Company...............................................    SAI-3
  Entire Contract...........................................    SAI-3
  Construction..............................................    SAI-3
  Severability..............................................    SAI-3
  Contract Application and Schedules........................    SAI-3
  Representations in Application............................    SAI-3
  Computation of Contract Values............................    SAI-4
  Claims of Creditors.......................................    SAI-4
  Assignments...............................................    SAI-4
  Incontestability..........................................    SAI-4
  Misstatement of Age or Sex................................    SAI-4
  Suicide...................................................    SAI-4
  Voting Rights.............................................    SAI-4
SALE OF THE CONTRACT........................................    SAI-5
CONTRACT RIDERS.............................................    SAI-6
  Joint and Last Survivor Rider.............................    SAI-6
  Supplemental Term Insurance Rider.........................    SAI-9
PERFORMANCE DATA............................................   SAI-11
PERSONALIZED ILLUSTRATIONS..................................   SAI-11
OTHER INFORMATION...........................................   SAI-11
  Unisex Requirements under Montana Law.....................   SAI-11
  Records and Reports.......................................   SAI-12
  State Regulation of the Company...........................   SAI-12
  Administration............................................   SAI-12
  Experts...................................................   SAI-12
  Legal Matters.............................................   SAI-12
  Additional Information....................................   SAI-12
  Financial Statements......................................   SAI-13

                                      SAI-2

                        ADDITIONAL CONTRACT INFORMATION

                                  THE COMPANY

Metropolitan Life Insurance Company ("MetLife") is a provider of insurance and financial services domiciled in New York. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company that, through its subsidiaries and affiliates, provides insurance and financial services to individual and institutional customers in the United States and abroad.

Before October 31, 2003, the Contracts were issued by Security Equity Life Insurance Company ("SELIC"). SELIC was established in 1983 as a wholly owned subsidiary of Security Mutual Life Insurance Company of New York. SELIC was purchased by General American Life Insurance Company in 1993, and became an indirect subsidiary of GenAmerica Financial Corporation. On January 6, 2000, GenAmerica Financial Corporation was acquired by MetLife. On October 31, 2003, SELIC merged with and into MetLife; MetLife was the surviving company.

                                ENTIRE CONTRACT

The Contract is issued in consideration of the Application and the Initial Premium. The Contract and Application, a copy of which is attached to the Contract, together with any Contract Schedules, any riders, and any other related documents constitute the entire Contract. Any waiver or change of any provision in the Contract must be in writing and signed by an officer of MetLife. Additional insurance benefits may be made available under the Contract by rider. Any such riders selected by the Owner and agreed to by MetLife will be attached to and made a part of the Contract.

The failure of MetLife to enforce any provision of the Contract does not constitute and cannot be construed as a waiver of such provision or of the right to enforce it at a later time, nor does the waiver of any provision by MetLife on one or more occasions constitute nor can it be construed as a waiver for all occasions, and MetLife cannot be stopped from enforcing any provision of the Contract except as may be otherwise agreed to in writing by an officer of MetLife.

                                  CONSTRUCTION

In the event of a conflict between the Contract provisions and the information contained in any Contract Schedule, the provisions of the Contract will be controlling.

                                  SEVERABILITY

In the event any provision of the Contract is declared illegal or otherwise unenforceable, it will be severed from the Contract and the remainder of the Contract will be valid and enforceable.

                  CONTRACT APPLICATION AND CONTRACT SCHEDULES

If any information contained in the Contract, Application, Contract Schedules, or any other related documents for the Contract is inaccurate or untrue on the date the Contract is issued, the Owner is required under the Contract to promptly notify MetLife and provide corrected information.

                         REPRESENTATIONS IN APPLICATION

MetLife deems all statements in the Application to be representations and not warranties. MetLife will not use any statement, in the absence of fraud, to void the Contract or to defend a claim for the insurance benefits under the Contract unless it is contained in the Application and a copy of the Application is attached to the Contract on the Issue Date, or unless it is contained in a related document and signed either by the Owner or by the proposed Insured, and a copy of such completed document is provided to the Owner on the Issue Date or on the effective date of any change requiring evidence of insurability.

                                      SAI-3

                         COMPUTATION OF CONTRACT VALUES

A detailed statement of the method used to compute the Contract's benefits and values is filed with the insurance regulatory authority of the Governing Jurisdiction. These benefits and values are not less than those required by the laws of the Governing Jurisdiction.

                              CLAIMS OF CREDITORS

The proceeds of the Contract will be free from creditors' claims to the extent allowed by law.

                                  ASSIGNMENTS

Neither the Contract nor any of the rights of the Owner or Beneficiary under it may be assigned or transferred without the written permission of MetLife.

                                INCONTESTABILITY

MetLife must bring any legal action to contest the validity of any insurance coverage under the Contract within two years from the applicable Issue Date of the Contract, or from the effective date of any change in coverage requiring medical evidence of insurability, as applicable.

                           MISSTATEMENT OF AGE OR SEX

If the age or sex of the Insured has been misstated in the Application and the misstatement is discovered after the Insured's death, the amount of death benefit payable by MetLife will be that which the most recent mortality charges would have purchased for the correct age and sex. If the Insured is still living at the time of discovery, future amounts payable will be adjusted based upon the correct facts.

                                    SUICIDE

Subject to the insurance laws of the Governing Jurisdiction, if the Insured commits suicide, while sane or insane, within two years from the date coverage becomes effective with respect to such person under the Contract, only a limited Death Benefit will be payable. In such case, the amount of the Death Benefit will be equal to the amount of the Net Premiums paid, less any partial withdrawals, and less any Contract Loans and any Contract Loan interest accrued but unpaid.

If, after the expiration of the two year period described above, the Insured commits suicide within two years from the date of receipt of any subsequent Premium that increases the amount of the Death Benefit, the amount of the Death benefit attributable to such increase will be limited to a refund of the Cost of Insurance Charges made for such increase.

                                 VOTING RIGHTS

The number of votes that an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate Account credited to the Owner at the record date rather than the number of units alone. Fractional shares will be counted. The number of votes of an Underlying Portfolio that the Owner has the right to instruct will be determined as of the date established by that Underlying Portfolio for determining eligibility to vote at the meetings of the Underlying Portfolio. The formula used to determine the number of votes of an Underlying Portfolio that the Owner has the right to instruct will be:

     - Total Value of Contract's Cash Value in the Underlying Portfolio;

                                      SAI-4

     - DIVIDED BY Total Value of the Underlying Portfolio;

     - MULTIPLIED BY Total Number of Votes

MetLife may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification, or investment objective of an Underlying Portfolio, or one or more of its Series, or to approve or disapprove an investment advisory contract for an Underlying Portfolio. In addition, MetLife itself may disregard voting instructions in favor of changes proposed by an Owner in the investment advisory agreement or the investment adviser of an Underlying Portfolio if MetLife reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or MetLife determines that the change would have an adverse effect on its General Account in that the proposed investment advisory contract for an Underlying Portfolio may result in overly speculative or unsound investments. In the event MetLife does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                              SALE OF THE CONTRACT

The Contract will be sold by individuals who are registered representatives of Walnut Street Securities, Inc. ("Walnut Street"), the distributors of the Contract, or of broker-dealers or through banks who have entered into written sales agreements with Walnut Street. Walnut Street was incorporated under the laws of Missouri in 1984 and is a subsidiary of GenAmerica Corporation, a subsidiary of MetLife. Walnut Street, 700 Market Street, St. Louis, Missouri 63166, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. No director or officer of Walnut Street owns any interest in the Separate Account,. However, the Contracts issued through the Separate Account may be used to fund nonqualified deferred obligations of the depositor or its affiliates subject to any regulatory requirements.

MetLife will pay the writing agent compensation equal to the Commission Charge in connection with the Owner's purchase of the Contract, plus a maximum of (i) 14% of any Excess Premiums paid in any Contract Year on Contracts issued without any riders attached, or (ii) 22% of Target Premium and a maximum 5% of any Excess Premium, depending on the distribution network through which the Contracts are sold.

                                      SAI-5

Sales compensation with respect to the Contracts was paid in the following amounts in the periods indicated:

----------------------------------------------------------------------------------------------------------------------
                                  AGGREGATE AMOUNT OF
                                COMMISSIONS RETAINED BY        AGGREGATE
          AGGREGATE AMOUNT        WALNUT STREET AFTER         AMOUNT PAID
           OF COMMISSIONS      PAYMENTS TO ITS REGISTERED      TO OUTSIDE
FISCAL     PAID TO WALNUT      PERSONS AND OTHER BROKER-        BROKER-
 YEAR         STREET*                   DEALERS                 DEALERS      NAME AND ADDRESS OF OUTSIDE BROKER-DEALER
----------------------------------------------------------------------------------------------------------------------
 2000         $4640.34              $0                          $1981.92        Ogilvie Security Advisors Corp.
                                                                                    1401 N. Western Avenue
                                                                                  Lake Forest, IL 60045-1228
----------------------------------------------------------------------------------------------------------------------
 2001         $4640.34              $0                          $4640.34           Partners Marketing Group
                                                                                   1250 S. Capital of TX HWY
                                                                                            STE 600
                                                                                     Austin, TX 78746-6464
----------------------------------------------------------------------------------------------------------------------
 2002               $0              $0                          $4640.34           Partners Marketing Group
                                                                                   1250 S. Capital of TX HWY
                                                                                            STE 600
                                                                                     Austin, TX 78746-6464
                                                                $ 990.96        Ogilvie Security Advisors Corp.
                                                                                    1401 N. Western Avenue
                                                                                  Lake Forest, IL 60045-1228
----------------------------------------------------------------------------------------------------------------------

------------
* Includes sales compensation paid to registered persons of Walnut Street.

Walnut Street may retain a portion of the commission if the selling agent is a registered representative of Walnut Street. Otherwise, Walnut Street passes through commissions it receives and does not retain any override as distributor for the Contracts.

MetLife intends to recoup commissions and other sales expenses through fees and charges imposed under the Contract. Commissions paid on the Contract, including other incentives or payments, are not charged directly to the Owners or the Separate Account.

MetLife currently is not selling new Contracts. MetLife reserves the right to discontinue this offering at any time.

                                CONTRACT RIDERS

                         JOINT AND LAST SURVIVOR RIDER

The Joint and Last Survivor Rider modifies the Contract to provide insurance coverage on the lives of two Insureds. The rider will be subject to all terms in the Contract, and the addition of the rider will not change any mechanics of the Contract, except as modified in the Contract and highlighted below. Some of the discussions in the Prospectus applicable to the Contract apply differently to a Contract to which a Joint and Last Survivor Rider has been added. Set out below are the modifications to sections of the Prospectus in the event that a Joint and Last Survivor Rider is added to the Contract. Except as noted below, the discussions in the Prospectus referencing a single Insured can be read as though the single Insured was two Insureds under a Contract with a Joint and Last Survivor Rider.

DEFINITIONS

The following definitions apply to a Contract with a Joint and Last Survivor
Rider:

FIRST INSURED: The first person of the two Insureds to die.

INSURED: A person whose life is insured under the terms of the Contract. There are two Insureds under the Contract. Both Insureds are shown in the Contract.

JOINT AND LAST SURVIVOR RIDER: A rider added attached to the Contract described in this Prospectus, which will amend the Contract to pay a Death Benefit after the death of Last Insured.

LAST INSURED: The last person of the two Insureds to die.

                                      SAI-6

IMPACT OF THE RIDER

The following are the major differences between a Contract with a Joint and Last Survivor Rider added, and a Contract without this rider.

     1. All conditions of eligibility of a prospective Insured will be applied to both Insureds in order for a Contract with a Joint and Last Survivor Rider to be issued. (See "The Contract.")

     2. Death Benefits will be paid on a Temporary Insurance Coverage basis only if both Insureds meet MetLife's usual and customary underwriting standards for the applied for coverage. (See "The Contract.")

     3. All Contracts that are issued with a Joint and Last Survivor Rider attached will require medical evidence of insurability. (See "The Contract.")

     4. All Contracts that are issued with a Joint and Last Survivor Rider attached will pay a Death Benefit only on the death of the Last Insured. No Death Benefit will be paid on the death of the First Insured. (See "Contract Benefits.")

     5. No change in Death Benefit Option or Face Amount will be effective if the Last Insured dies before the change is effective. (See "Contract Benefits.")

     6. In general, a Contract with a Joint and Last Survivor Rider will have a lower Target Premium than a Contract issued on a single Insured with the same Total Insurance Coverage. This will result in lower Commission Charges for a Contract with the same Total Insurance Coverage. (See "Charges and Deductions.").

     7. A deduction for MetLife's cost of insurance protection is made on each Monthiversary and in general will be based upon the sex and smoker status of the two Insureds. The Joint and Last Survivor cost of insurance rates will be blended rates based upon the Issue Ages of the Insureds, the number of completed Contract Years, as well as the sex and smoker status of the Insureds. The cost of insurance rates may also vary by any special insurance class charges.

         The guaranteed cost of insurance rates will not be greater than the guaranteed maximum cost of insurance rates set forth in the Contract. These rates, as well as the rates used to calculate the Minimum Death Benefit and limitations on Premiums payable under the Contract, are based on the 1980 Commissioners Standard Ordinary Tables, Age Nearest Birthday, that correspond to the applicable ages, sex and smoker status of the Insureds. Current cost of insurance rates may be lower.

         Since a benefit is paid only in the event that both Insureds have died, Cost of Insurance Charges for Contracts with a Joint and Last Survivor Rider attached will generally be lower than the charges for a comparable single life Contract. (See "Charges and Deductions.")

     8. The calculation of the Minimum Death Benefit and any limitations on Premiums will reflect the fact that no Death Benefit will be paid until the death of the Last Insured. Assuming the same amount of requested Insurance Coverage, any limitations on Premiums payable under the Contract will be lower than those based upon a single life, while the Minimum Death Benefits will be higher than those based upon a single life. (See "Contract Benefits.")

     9. The Underwriting Charge for Contracts issued with a Joint and Last Survivor Rider attached will be equal to the sum of a flat fee and a charge per $1,000 of Total Insurance Coverage, subject to a maximum charge. This charge is determined separately for each Insured. The charges for each Insured are added together to obtain the total charge for the Contact. This charge is deducted on each Monthiversary for the first 12 Contract Months. The flat fee, charge per $1,000, and maximum charge are shown in the table below.

                                      SAI-7

         -----------------------------------------------------------------------------------------------
                                                       PER $1,000 OF TOTAL    MAXIMUM TOTAL UNDERWRITING
                                                      INSURANCE COVERAGE PER    CHARGE PER INSURED PER
               ISSUE AGE         FLAT FEE PER MONTH           MONTH                     MONTH
         -----------------------------------------------------------------------------------------------
                 20-45                 $4.17                 $.00833                  $37.50
         -----------------------------------------------------------------------------------------------
                 46-60                 $4.17                 $.01250                  $54.17
         -----------------------------------------------------------------------------------------------
                 61-85                 $4.17                 $.0l667                  $54.17
         -----------------------------------------------------------------------------------------------

        If there is a Contract change after issue which requires medical underwriting, MetLife will deduct on the Monthiversary following the underwriting an amount per Insured equal to $100, plus the per thousand charge above multiplied by 12, multiplied by the increase in the Net Amount at Risk to which the underwriting relates, subject to the maximum charge shown above. (See "Charges and Deductions--Underwriting Charges.")

        MetLife may, in its sole discretion, reduce or waive the Underwriting Charge in connection with the purchase of Contracts sold by licensed agents of MetLife that are also registered representatives of selected broker-dealers or through banks that have entered into written sales agreements with Walnut Street. Any reduction in or waiver of the Underwriting Charge will be reflected in the Contract.

     10. The Maturity Date of Contracts issued with a Joint and Last Survivor Rider attached will be when the younger of the two Insureds reaches the attained age of 100. (See "Additional Provisions of the Contract.")

     11. For a Contract issued with a Joint and Last Survivor Rider attached to be reinstated, both Insureds must be alive on the date of reinstatement. (See "Contract Lapse and Reinstatement.")

     12. A limited Death Benefit will be paid on a Contract issued with a Joint and Last Survivor Rider if either Insured commits suicide within two years from the date coverage becomes effective or within two years from the date of receipt of a Subsequent Premium payment which increases the Death Benefit.

                                      SAI-8

                       SUPPLEMENTAL TERM INSURANCE RIDER

A Owner may elect to add a Supplemental Term Insurance Rider to the Contract at the time of the Application. The Supplemental Term Insurance Rider increases the Total Insurance Amount under the Contract. The addition of this Rider will allow MetLife to deduct additional monthly charges from the Insurance Account Value of the Contract.

This rider may be added to a single life Contract, or a Contract to which a Joint and Last Survivor Rider has been attached.

Set out below are additional definitions and other modifications applicable when a Supplemental Term Rider is added to a Contract.

DEFINITIONS

The following definitions apply to a Contract with a Supplemental Term Insurance
Rider:

DATE OF DEATH UPON WHICH DEATH BENEFIT BECOMES PAYABLE: The date of death of the Insured, for a single life Contract, or the Last Insured for a Contract to which a Joint and Last Survivor Rider has been added.

RIDER DEATH BENEFIT: Is the amount of Supplemental Term Insurance Coverage under the Rider.

SUPPLEMENTAL TERM INSURANCE RIDER: A rider added to the Contract described in this Prospectus, which will increase the Total Insurance Amount under the Contract.

SUPPLEMENTAL TERM INSURANCE BENEFIT

The Supplemental Term Insurance Rider provides term insurance coverage (the Rider Death Benefit) that is in addition to insurance coverage provided under the Contract. MetLife will pay the Rider Death Benefit to the beneficiary if the Date of Death Upon Which Death Benefit becomes Payable occurs while the rider is in force. MetLife must receive proof that such death occurred before the Rider Expiry Date in the Contract, or the termination of the coverage provided by the Supplemental Term Insurance Rider, if earlier, as specified in the Rider and the Contract.

The Owner may, subject to the approval of the Company, change the Supplemental Term Insurance Amount. The Owner must request any change not specified in the Contract by notifying MetLife in writing. Evidence of Insurability will be required for any change that increases the Supplemental Term Insurance Amount. If MetLife approves the change, it will take effect on the next Monthiversary that is at least 30 days after all the required information has been provided to MetLife. The Contract will be amended to reflect any such change in the Supplemental Term Insurance Amount. No change will be effective if the Date Upon Which Death Benefit becomes Payable is before the date of the change.

MONTHLY CHARGES FOR SUPPLEMENTAL TERM INSURANCE AMOUNTS--COST OF INSURANCE
CHARGES

Charges for the Supplemental Term Insurance Rider, which consist of monthly Cost of Insurance Charges for the Rider Death Benefit, are deducted from the Insurance Account Value on each Monthiversary. The charges are determined by multiplying the rider Net Amount At Risk by the current monthly Cost of Insurance Rate for the rider.

The rider Net Amount at Risk on any Monthiversary is equal to:

     (a) The Supplemental Term Insurance Amount discounted to such Monthiversary at the rate specified in the Basis of Computation Specified in the Contract; less

     (b) The excess, if any, of the Insurance Account Value on such Monthiversary over the Death Benefit for the Contract discounted to such Monthiversary at the rate specified in the Basis of Computations Specified in the Contract.

The cost of insurance rates for the Supplemental Term Insurance Rider will be equal to the current cost of insurance rates for the Face Amount under Contract. On each Monthiversary on which the Supplemental Term Insurance Rider

                                      SAI-9
is in force, the Cost of Insurance for the Supplemental Term Insurance Rider will be added to the Monthly Charges deducted from the Insurance Account Value.

TERMINATION OF THE SUPPLEMENTAL TERM INSURANCE RIDER

The Supplemental Term Insurance Rider may be terminated as of any Monthiversary following a written request to the Company. The Supplemental Term Insurance Rider will terminate automatically when any of the following events occur:

     (a)  The lapse of the Contract;

     (b)  The surrender of the Contract;

     (c)  The Maturity Date of the Contract;

     (d)  The Date of Death Upon Which Death Benefits become Payable; or

     (e)  The Rider Expiry Date.

REINSTATEMENT OF SUPPLEMENTAL TERM INSURANCE RIDER

If the Supplemental Term Insurance Rider terminates, it may be reinstated within five years of the earlier of the Contact termination or rider termination provided that:

     (a)  If the Contract has terminated, it is also being reinstated;

     (b)  Satisfactory evidence of insurability is provided to MetLife; and

     (c) Any charges due under the rider are paid as of the date of the Reinstatement.

The charges due will be equal to the amount of the charges for the rider due and unpaid at the time that the rider terminated, plus three times the charges for the rider due at the time of Reinstatement.

For the rider to be reinstated, the same number of Insureds under the Contract must be alive as were alive when the rider terminated.

ADDITIONAL PROVISIONS OF THE RIDER--INCONTESTABILITY

For MetLife to contest the validity of any coverage provided by the Supplemental Term Insurance Rider, legal action must be commenced within two years from the rider effective date or from the effective date of any change in rider coverage requiring evidence of insurability, including Reinstatement of Coverage.

ADDITIONAL PROVISIONS OF THE RIDER--SUICIDE

If the Supplemental Term Insurance Rider is attached to a single life Contract and the Insured dies by suicide, while sane or insane, within two years from the rider Effective Date, the death benefit payable will be limited to the sum of the Cost of Insurance Charges for the rider.

If this rider is attached to a Contract, to which a Joint and Last Survivor Rider has been added, and either Insured dies by suicide, while sane or insane, within two years from the rider Effective Date, the Death Benefit payable will be limited to the sum of the Cost of Insurance Charges for the rider.

The following are major modifications to a Contract when a Supplemental Term Insurance Rider is added:

     (1) Coverage provided by the Supplemental Term Insurance Rider is not taken into account in determining the amount of Target Premium: accordingly there may be no additional Premium Load associated with this coverage.

     (2) In the event that a partial withdrawal results in a decrease in the Face Amount, which would cause the Face Amount to be less than the Minimum Face Amount of a Contract, the Supplemental Term Insurance Amount will be decreased by the amount of the excess of the withdrawal over the decreased Face Amount.

                                      SAI-10

     (3) The Supplemental Term Insurance Amount will be included in Total Insurance Coverage in determining whether the Minimum Death Benefit applies, and is not included in Death Benefit proceeds when the Death Benefit payable under the Contract is equal to the Minimum Death Benefit.

                                PERFORMANCE DATA

We may provide information concerning the historical investment experience of the subaccounts, including average annual net rates of return for periods one, three, five, and ten years, as well as average annual net rates of return and total net rates of return since inception of the Underlying Portfolios. These net rates of return represent past performance and are not an indication of future performance. Insurance, sales, premium tax, asset (mortality and expense risk) and administration and issue expense charges, which can significantly reduce the return to the Owner, are not reflected in these rates. The rates of return reflect only the fees and expenses of the Underlying Portfolios, which in some instances, may precede the inception date of the corresponding subaccount.

                           PERSONALIZED ILLUSTRATIONS

We may provide personalized illustrations showing how the Contracts work based on assumptions about investment returns and the Owner's and/or insured's characteristics. The illustrations are intended to show how the death benefit, Insurance Account Value, and Net Cash Value could vary over an extended period of time assuming hypothetical rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account equal to specified constant after-tax rates of return. One of the gross rates of return will be 0%. Gross rates of return do not reflect the deduction of any charges and expense. The illustrations will be based on specified assumptions, such as face amount, premium payments, insured, underwriting class, and death benefit option. Illustrations will disclose the specific assumptions upon which they are based. Values will be given based on guaranteed mortality and expense risk and other charges and also may be based on current mortality and expense risk and other charges.

The illustrated death benefit, Insurance Account Value, and Net Cash Value for a hypothetical Contract would be different, either higher or lower, from the amounts shown in the illustration if the actual gross rates of return averaged the gross rates of return upon which the illustration is based, but varied above and below the average during the period or if premiums were paid in other amounts or at other than annual intervals. For example, as a result of variations in actual returns, additional premium payments beyond those illustrated may be necessary to maintain the Contract in force for the period shown or to realize the Insurance Account Values shown in particular illustrations even if the average rate of return is realized.

Illustrations also may show the internal rate of return on the Net Cash Value and the death benefit. The internal rate of return on the Net Cash Value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Contract to arrive at the Net Cash Value of the Contract. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Contract to arrive at the death benefit of the Contract. Illustrations also may show values based on the historical performance of the subaccounts of the Separate Account.

                               OTHER INFORMATION

                     UNISEX REQUIREMENTS UNDER MONTANA LAW

The state of Montana generally prohibits the use of actuarial tables that distinguish between men and women in determining premiums and Contract benefits for Contracts issued on the lives of its residents. Therefore, all Contracts offered by this Prospectus and issued for delivery in Montana will have premiums and benefits that are based on actuarial tables that do not differentiate on the basis of sex.

                                      SAI-11

                              RECORDS AND REPORTS

All records and accounts relating to the Separate Account Divisions will be maintained by MetLife and/or McCamish Systems, L.L.C. 6425 Powers Ferry Road, Third Floor, Atlanta, Georgia 30339. Each year within 30 days after the Contract Anniversary, MetLife will mail a report to the Owner. The report will show the Insurance Account Value at the beginning of the previous Contract Year and all Premiums paid since that time. It will also show the additions to, and deductions from, the Insurance Account Value during the Contract Year, and the Insurance Account Value, Death Benefit, Net Cash Value, any outstanding Contract Loan amount and accrued Contract Loan interest as of the current Contract Anniversary. The report will also include any additional information required by applicable law or regulation. MetLife also will mail the Owner any other reports or documents required by applicable law or regulation.

In addition to the periodic reports, the Owner may request an illustrative report showing projected Contract values. There may be a charge for providing an illustrative report.

                        STATE REGULATION OF THE COMPANY

MetLife, a stock life insurance company organized under the laws of New York, is subject to regulation by the New York Department of Insurance. An annual statement is filed with the Superintendent of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of MetLife as of December 31 of the preceding year. Periodically, the Superintendent of Insurance examines the liabilities and reserves of the Company and the Separate Account and certifies their adequacy. A full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

In addition, MetLife is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                                 ADMINISTRATION

McCamish Systems, L.L.C., 6425 Powers Ferry Road, Third Floor, Atlanta, Georgia 30339 performs certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts, services related to fund pricing and trading, processing of reports to Owners, certain record keeping functions.

                                    EXPERTS

The financial statements of MetLife included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

The financial statements of Separate Account Thirteen included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, are included in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

                                 LEGAL MATTERS

Legal matters in connection with the Contracts described in this registration statement have been passed on by Marie C. Swift, Esq., Associate General Counsel, Metropolitan Life Insurance Company. Sutherland Asbill & Brennan LLP, Washington, DC, has provided advice on certain matters relating to federal securities laws.

                             ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Contracts. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, MetLife and the Contracts. Statements contained in
                                      SAI-12
this Prospectus as to the contents of the Contract and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                              FINANCIAL STATEMENTS

The financial statements of MetLife that are included in this registration statement should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of MetLife to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                      SAI-13

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 INDEPENDENT AUDITORS' REPORT

The Board of Directors
Security Equity Life Insurance Company
and Policyholders of Separate Account Thirteen:

We have audited the accompanying statements of assets and liabilities, including the schedule of investments, of General American Capital Company Money Market, Fidelity VIP Growth, Fidelity VIP II Investment Grade Bond, Fidelity VIP II Asset Manager, Fidelity VIP II Index 500, Evergreen VA, Evergreen VA Foundation, Evergreen VA Growth & Income, Fidelity VIP Overseas, Fidelity VIP High Income, Russell Multi-Style Equity, Russell Aggressive Equity, Russell Non-US, Russell Core Bond, Fidelity VIP Equity-Income, Janus Aspen Series Growth, Janus Aspen Series Worldwide Growth, and Fidelity VIP II Contrafund Fund divisions (the "Funds") of Security Equity Separate Account Thirteen as of December 31, 2002, and the related statements of operations and changes in net assets for each of the periods in the three year period then ended, and the financial highlights as of December 31, 2002 and 2001, and for each of the periods in the two year period then ended. These financial statements and financial highlights are the responsibility of the management of Security Equity Separate Account Thirteen (the "Separate Account"). Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the custodian and the depositor of the Separate Account. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of the aforementioned Funds of Security Equity Separate Account Thirteen as of December 31, 2002, the results of their operations and changes in their net assets for each of the periods in the three year period then ended, and the financial highlights as of December 31, 2002 and 2001, and for each of the periods in the two year period then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
February 21, 2003
October 31, 2003, as to Note 6.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2002

                                 GENERAL                       FIDELITY VIP II   FIDELITY VIP II
                             AMERICAN CAPITAL                    INVESTMENT           ASSET
                              COMPANY MONEY     FIDELITY VIP     GRADE BOND          MANAGER       FIDELITY VIP II
                               MARKET FUND      GROWTH FUND         FUND              FUND            INDEX 500      EVERGREEN VA
                                 DIVISION         DIVISION        DIVISION          DIVISION        FUND DIVISION    FUND DIVISION
                             ----------------   ------------   ---------------   ---------------   ---------------   -------------
ASSETS:
  Investments at market
    value..................     $9,581,230       $1,438,861      $9,536,910        $1,724,232        $15,498,241      $3,272,356
    Receivable from
      Security Equity Life
      Insurance Company....             --               --              --                --                 --              --
LIABILITIES:
  Payable to Security
    Equity Life Insurance
    Company................            785               49           1,665                41              1,631             325
                                ----------       ----------      ----------        ----------        -----------      ----------
TOTAL NET ASSETS...........     $9,580,445       $1,438,812      $9,535,245        $1,724,191        $15,496,610      $3,272,031
                                ==========       ==========      ==========        ==========        ===========      ==========
Total Units................      6,576,151          749,525       5,237,614         1,036,465          7,358,397       2,984,779
Unit Value.................     $     1.46       $     1.92      $     1.82        $     1.66        $      2.11      $     1.10
Cost of investments........     $9,680,014       $2,568,256      $8,583,017        $2,201,979        $21,572,229      $4,471,764


                                             EVERGREEN VA
                             EVERGREEN VA      GROWTH &     FIDELITY VIP
                              FOUNDATION     INCOME FUND    OVERSEAS FUND
                             FUND DIVISION     DIVISION       DIVISION
                             -------------   ------------   -------------
ASSETS:
  Investments at market
    value..................   $2,892,720      $3,903,463     $1,925,037
    Receivable from
      Security Equity Life
      Insurance Company....           --              --             --
LIABILITIES:
  Payable to Security
    Equity Life Insurance
    Company................          589             768            132
                              ----------      ----------     ----------
TOTAL NET ASSETS...........   $2,892,131      $3,902,695     $1,924,905
                              ==========      ==========     ==========
Total Units................    2,101,268       2,866,551      2,164,249
Unit Value.................   $     1.38      $     1.36     $     0.89
Cost of investments........   $3,095,711      $4,023,894     $3,667,489

                                                   RUSSELL         RUSSELL           RUSSELL                         FIDELITY VIP
                             FIDELITY VIP HIGH   MULTI-STYLE     AGGRESSIVE         NON-U.S.        RUSSELL CORE       EQUITY-
                                INCOME FUND      EQUITY FUND     EQUITY FUND          FUND            BOND FUND      INCOME FUND
                                 DIVISION         DIVISION        DIVISION          DIVISION          DIVISION         DIVISION
                             -----------------   -----------   ---------------   ---------------   ---------------   ------------
ASSETS:
  Investments at market
    value..................     $  375,398       $  291,111      $  491,172        $  460,218        $   195,961      $  475,987
    Receivable from
      Security Equity Life
      Insurance Company....             --               --              --                --                 --              --
LIABILITIES:
  Payable to Security
    Equity Life Insurance
    Company................             42               48              46                49                 38              76
                                ----------       ----------      ----------        ----------        -----------      ----------
TOTAL NET ASSETS...........     $  375,356       $  291,063      $  491,126        $  460,169        $   195,923      $  475,911
                                ==========       ==========      ==========        ==========        ===========      ==========
Total Units................        447,880          329,097         536,575           617,406            139,606         381,750
Unit Value.................     $     0.84       $     0.88      $     0.92        $     0.75        $      1.40      $     1.25
Cost of investments........     $  537,409       $  419,796      $  634,075        $  693,818        $   188,778      $  534,031

                                            JANUS ASPEN
                             JANUS ASPEN       SERIES
                                SERIES       WORLDWIDE     FIDELITY VIP II
                             GROWTH FUND    GROWTH FUND      CONTRAFUND
                               DIVISION       DIVISION      FUND DIVISION
                             ------------   ------------   ---------------
ASSETS:
  Investments at market
    value..................   $  956,772     $2,982,637       $  950,711
    Receivable from
      Security Equity Life
      Insurance Company....           --             --               --
LIABILITIES:
  Payable to Security
    Equity Life Insurance
    Company................            9            558              126
                              ----------     ----------       ----------
TOTAL NET ASSETS...........   $  956,763     $2,982,079       $  950,585
                              ==========     ==========       ==========
Total Units................      982,914      2,882,305          732,388
Unit Value.................   $     0.97     $     1.03       $     1.30
Cost of investments........   $2,111,332     $3,657,732       $  950,676

          See accompanying notes to consolidated financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                  GENERAL AMERICAN CAPITAL COMPANY
                                     MONEY MARKET FUND DIVISION           FIDELITY VIP GROWTH FUND DIVISION
                                 -----------------------------------   ---------------------------------------
                                    2002        2001         2000         2002          2001          2000
                                 ----------   ---------   ----------   -----------   -----------   -----------
INVESTMENT INCOME -- DIVIDEND
  INCOME.......................  $  274,251   $      --   $       --   $     3,624   $     6,274   $     8,785
Expenses -- mortality and
  expense charge...............      32,107      33,816       36,498         4,883        22,715        29,167
                                 ----------   ---------   ----------   -----------   -----------   -----------
Net investment income
  (expense)....................     242,144     (33,816)     (36,498)       (1,259)      (16,441)      (20,382)
                                 ----------   ---------   ----------   -----------   -----------   -----------
NET REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Proceeds from sales..........   1,122,575     825,190    5,205,627       102,708     5,200,840       129,485
  Cost of investments sold.....   1,115,272     815,031    5,228,245       165,944     6,061,569        74,422
                                 ----------   ---------   ----------   -----------   -----------   -----------
    Realized gain (loss) on
      sales....................       7,303      10,159      (22,618)      (63,236)     (860,729)       55,063
Realized gain on
  distributions................          --          --      609,206            --       589,804       874,123
                                 ----------   ---------   ----------   -----------   -----------   -----------
Net realized gain (loss) on
  investments..................       7,303      10,159      586,588       (63,236)     (270,925)      929,186
                                 ----------   ---------   ----------   -----------   -----------   -----------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
    investments, beginning of
    period.....................      20,631    (353,846)    (437,914)     (670,999)    1,272,924     3,323,866
  Unrealized gain (loss) on
    investments, end of
    period.....................     (98,784)     20,631     (353,846)   (1,129,395)     (670,999)    1,272,924
                                 ----------   ---------   ----------   -----------   -----------   -----------
    Net unrealized gain (loss)
      on investments...........    (119,415)    374,477       84,068      (458,396)   (1,943,923)   (2,050,942)
                                 ----------   ---------   ----------   -----------   -----------   -----------
      Net gain (loss) on
        investments............    (112,112)    384,636      670,656      (521,632)   (2,214,848)   (1,121,756)
                                 ----------   ---------   ----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS...................  $  130,032   $ 350,820   $  634,158   $  (522,891)  $(2,231,289)  $(1,142,138)
                                 ==========   =========   ==========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                            FIDELITY VIP II INVESTMENT GRADE     FIDELITY VIP II ASSET MANAGER
                                                   BOND FUND DIVISION                    FUND DIVISION
                                            ---------------------------------   --------------------------------
                                              2002        2001        2000        2002        2001        2000
                                            ---------   ---------   ---------   ---------   ---------   --------
INVESTMENT INCOME -- DIVIDEND INCOME......  $323,156    $353,682    $398,387    $  73,524   $  89,335   $      1
Expenses -- mortality and expense
  charge..................................    28,174      25,041      21,289        5,875       7,299      1,261
                                            --------    --------    --------    ---------   ---------   --------
Net investment income (expense)...........   294,982     328,641     377,098       67,649      82,036     (1,260)
                                            --------    --------    --------    ---------   ---------   --------
NET REALIZED GAIN (LOSS) ON INVESTMENTS:
  Proceeds from sales.....................   494,545     240,271     132,440      124,128     134,568     17,754
  Cost of investments sold................   470,199     225,060     131,451      154,912     152,423     18,465
                                            --------    --------    --------    ---------   ---------   --------
    Realized gain (loss) on sales.........    24,346      15,211         989      (30,784)    (17,855)      (711)
Realized gain on distributions............        --          --          --           --      33,501          3
                                            --------    --------    --------    ---------   ---------   --------
Net realized gain (loss) on investments...    24,346      15,211         989      (30,784)     15,646       (708)
                                            --------    --------    --------    ---------   ---------   --------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period...................   420,654     242,188     (14,726)    (261,067)    (63,263)         3
  Unrealized gain (loss) on investments,
    end of period.........................   953,893     420,654     242,188     (477,747)   (261,067)   (63,263)
                                            --------    --------    --------    ---------   ---------   --------
    Net unrealized gain (loss) on
      investments.........................   533,239     178,466     256,914     (216,680)   (197,804)   (63,266)
                                            --------    --------    --------    ---------   ---------   --------
      Net gain (loss) on investments......   557,585     193,677     257,903     (247,464)   (182,158)   (63,974)
                                            --------    --------    --------    ---------   ---------   --------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS...............  $852,567    $522,318    $635,001    $(179,815)  $(100,122)  $(65,234)
                                            ========    ========    ========    =========   =========   ========

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                FIDELITY VIP II INDEX 500 FUND DIVISION        EVERGREEN VA FUND DIVISION
                                ---------------------------------------   ------------------------------------
                                   2002          2001          2000          2002         2001         2000
                                -----------   -----------   -----------   -----------   ---------   ----------
INVESTMENT INCOME -- DIVIDEND
  INCOME......................  $   243,921   $   252,439   $   276,237   $    21,534   $      --   $   10,668
Expenses -- mortality and
  expense charge..............       58,130        76,894        95,530        11,755      15,209       19,224
                                -----------   -----------   -----------   -----------   ---------   ----------
Net investment income
  (expense)...................      185,791       175,545       180,707         9,779     (15,209)      (8,556)
                                -----------   -----------   -----------   -----------   ---------   ----------
NET REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Proceeds from sales.........    2,058,425     1,387,345     3,638,558        43,764      49,912       61,796
  Cost of investments sold....    2,784,781     1,196,056     2,238,457        53,454      42,147       38,800
                                -----------   -----------   -----------   -----------   ---------   ----------
    Realized gain (loss) on
      sales...................     (726,356)      191,289     1,400,101        (9,690)      7,765       22,996
Realized gain on
  distributions...............           --            --       120,751            --          --       95,817
                                -----------   -----------   -----------   -----------   ---------   ----------
Net realized gain (loss) on
  investments.................     (726,356)      191,289     1,520,852        (9,690)      7,765      118,813
                                -----------   -----------   -----------   -----------   ---------   ----------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
    investments, beginning of
    period....................   (1,625,476)    1,705,394     6,013,876      (246,156)    670,128    1,500,513
  Unrealized gain (loss) on
    investments, end of
    period....................   (6,073,988)   (1,625,476)    1,705,394    (1,199,408)   (246,156)     670,128
                                -----------   -----------   -----------   -----------   ---------   ----------
    Net unrealized gain (loss)
      on investments..........   (4,448,512)   (3,330,870)   (4,308,482)     (953,252)   (916,284)    (830,385)
                                -----------   -----------   -----------   -----------   ---------   ----------
      Net gain (loss) on
        investments...........   (5,174,868)   (3,139,581)   (2,787,630)     (962,942)   (908,519)    (711,572)
                                -----------   -----------   -----------   -----------   ---------   ----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS..................  $(4,989,077)  $(2,964,036)  $(2,606,923)  $  (953,163)  $(923,728)  $ (720,128)
                                ===========   ===========   ===========   ===========   =========   ==========

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                           EVERGREEN VA FOUNDATION           EVERGREEN VA GROWTH & INCOME
                                                FUND DIVISION                        FUND DIVISION
                                      ---------------------------------   -----------------------------------
                                        2002        2001        2000        2002         2001         2000
                                      ---------   ---------   ---------   ---------   ----------   ----------
INVESTMENT INCOME -- DIVIDEND
  INCOME............................  $  68,424   $  73,825   $  60,194   $  46,747   $   20,077   $    5,478
Expenses -- mortality and expense
  charge............................      9,658      12,029      13,590      13,764       16,767       18,501
                                      ---------   ---------   ---------   ---------   ----------   ----------
Net investment income (expense).....     58,766      61,796      46,604      32,983        3,310      (13,023)
                                      ---------   ---------   ---------   ---------   ----------   ----------
NET REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Proceeds from sales...............    101,798      92,840      86,742      50,638       54,680       63,975
  Cost of investments sold..........    102,812      72,111      56,487      47,029       40,836       40,229
                                      ---------   ---------   ---------   ---------   ----------   ----------
    Realized gain (loss) on sales...     (1,014)     20,729      30,255       3,609       13,844       23,746
Realized gain on distributions......         --          --      22,821         229       63,514      283,619
                                      ---------   ---------   ---------   ---------   ----------   ----------
Net realized gain (loss) on
  investments.......................     (1,014)     20,729      53,076       3,838       77,358      307,365
                                      ---------   ---------   ---------   ---------   ----------   ----------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
    investments, beginning of
    period..........................    180,798     593,312     900,508     644,966    1,395,881    1,724,103
  Unrealized gain (loss) on
    investments, end of period......   (202,991)    180,798     593,312    (120,431)     644,966    1,395,881
                                      ---------   ---------   ---------   ---------   ----------   ----------
    Net unrealized gain (loss) on
      investments...................   (383,789)   (412,514)   (307,196)   (765,397)    (750,915)    (328,222)
                                      ---------   ---------   ---------   ---------   ----------   ----------
      Net gain (loss) on
        investments.................   (384,803)   (391,785)   (254,120)   (761,559)    (673,557)     (20,857)
                                      ---------   ---------   ---------   ---------   ----------   ----------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS........................  $(326,037)  $(329,989)  $(207,516)  $(728,576)  $ (670,247)  $  (33,880)
                                      =========   =========   =========   =========   ==========   ==========

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                      FIDELITY VIP OVERSEAS FUND DIVISION    FIDELITY VIP HIGH INCOME FUND DIVISION
                                     -------------------------------------   ---------------------------------------
                                        2002          2001         2000         2002          2001          2000
                                     -----------   -----------   ---------   -----------   -----------   -----------
INVESTMENT INCOME -- DIVIDEND
  INCOME...........................  $    15,324   $   121,611   $  38,531    $  56,056     $  61,052     $  32,471
Expenses -- mortality and expense
  charge...........................        6,664         8,257      10,119        1,680         1,987         1,964
                                     -----------   -----------   ---------    ---------     ---------     ---------
Net investment income (expense)....        8,660       113,354      28,412       54,376        59,065        30,507
                                     -----------   -----------   ---------    ---------     ---------     ---------
NET REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Proceeds from sales..............      239,652       145,086     228,032      309,488        35,788       130,671
  Cost of investments sold.........      407,212       195,512     193,176      478,051        70,355       158,302
                                     -----------   -----------   ---------    ---------     ---------     ---------
    Realized gain (loss) on
      sales........................     (167,560)      (50,426)     34,856     (168,563)      (34,567)      (27,631)
Realized gain on distributions.....           --       192,225     242,644           --            --            --
                                     -----------   -----------   ---------    ---------     ---------     ---------
Net realized gain (loss) on
  investments......................     (167,560)      141,799     277,500     (168,563)      (34,567)      (27,631)
                                     -----------   -----------   ---------    ---------     ---------     ---------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
    investments, beginning of
    period.........................   (1,405,739)     (559,574)    390,608     (276,720)     (170,584)      (21,724)
  Unrealized gain (loss) on
    investments, end of period.....   (1,742,452)   (1,405,739)   (559,574)    (162,011)     (276,720)     (170,584)
                                     -----------   -----------   ---------    ---------     ---------     ---------
    Net unrealized gain (loss) on
      investments..................     (336,713)     (846,165)   (950,182)     114,709      (106,136)     (148,860)
                                     -----------   -----------   ---------    ---------     ---------     ---------
      Net gain (loss) on
        investments................     (504,273)     (704,366)   (672,682)     (53,854)     (140,703)     (176,491)
                                     -----------   -----------   ---------    ---------     ---------     ---------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS.......................  $  (495,613)  $  (591,012)  $(644,270)   $     522     $ (81,638)    $(145,984)
                                     ===========   ===========   =========    =========     =========     =========

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                    RUSSELL MULTI-STYLE EQUITY FUND DIVISION     RUSSELL AGGRESSIVE EQUITY FUND DIVISION
                                    -----------------------------------------    ---------------------------------------
                                       2002            2001           2000          2002          2001           2000
                                    -----------     ----------     ----------    ----------     ---------      ---------
INVESTMENT INCOME -- DIVIDEND
  INCOME..........................   $   1,721       $  1,327       $  4,263     $      --      $    562       $ 40,076
Expenses -- mortality and expense
  charge..........................         935          1,036          1,050         1,584         1,716          1,341
                                     ---------       --------       --------     ---------      --------       --------
Net investment income (expense)...         786            291          3,213        (1,584)       (1,154)        38,735
                                     ---------       --------       --------     ---------      --------       --------
NET REALIZED GAIN (LOSS) ON
  INVESTMENTS:
  Proceeds from sales.............       3,204          2,827          2,715         4,729         3,336          7,373
  Cost of investments sold........       4,269          2,934          2,156         5,575         3,723          6,736
                                     ---------       --------       --------     ---------      --------       --------
    Realized gain (loss) on
      sales.......................      (1,065)          (107)           559          (846)         (387)           637
Realized gain on distributions....          --          5,337          7,780            --            --          7,148
                                     ---------       --------       --------     ---------      --------       --------
Net realized gain (loss) on
  investments.....................      (1,065)         5,230          8,339          (846)         (387)         7,785
                                     ---------       --------       --------     ---------      --------       --------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on
    investments, beginning of
    period........................     (59,860)        (5,301)        47,471       (28,042)      (26,530)        38,839
  Unrealized gain (loss) on
    investments, end of period....    (128,685)       (59,860)        (5,301)     (142,903)      (28,042)       (26,530)
                                     ---------       --------       --------     ---------      --------       --------
    Net unrealized gain (loss) on
      investments.................     (68,825)       (54,559)       (52,772)     (114,861)       (1,512)       (65,369)
                                     ---------       --------       --------     ---------      --------       --------
      Net gain (loss) on
        investments...............     (69,890)       (49,329)       (44,433)     (115,707)       (1,899)       (57,584)
                                     ---------       --------       --------     ---------      --------       --------
NET INCREASE (DECREASE) IN NET
  ASSETS RESULTING FROM
  OPERATIONS......................   $ (69,104)      $(49,038)      $(41,220)    $(117,291)     $ (3,053)      $(18,849)
                                     =========       ========       ========     =========      ========       ========

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                       RUSSELL CORE BOND
                                                 RUSSELL NON-US FUND DIVISION            FUND DIVISION
                                               ---------------------------------   --------------------------
                                                 2002        2001        2000       2002      2001     2000
                                               ---------   ---------   ---------   -------   ------   -------
INVESTMENT INCOME -- DIVIDEND INCOME.........  $   8,235   $   2,841   $  24,109   $ 4,959   $8,213   $ 5,480
Expenses -- mortality and expense charge.....      1,443       1,633       1,489       553      502       364
                                               ---------   ---------   ---------   -------   ------   -------
Net investment income (expense)..............      6,792       1,208      22,620     4,406    7,711     5,116
                                               ---------   ---------   ---------   -------   ------   -------
NET REALIZED GAIN (LOSS) ON INVESTMENTS:
  Proceeds from sales........................      4,439       3,415       2,871     1,889    1,362       932
  Cost of investments sold...................      6,187       4,133       2,578     1,832    1,346       967
                                               ---------   ---------   ---------   -------   ------   -------
    Realized gain (loss) on sales............     (1,748)       (718)        293        57       16       (35)
Realized gain on distributions...............         --          --      11,589     5,178      986        --
                                               ---------   ---------   ---------   -------   ------   -------
Net realized gain (loss) on investments......     (1,748)       (718)     11,882     5,235    1,002       (35)
                                               ---------   ---------   ---------   -------   ------   -------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments,
    beginning of period......................   (145,191)    (29,368)     84,261     2,146    1,189    (3,996)
  Unrealized gain (loss) on investments, end
    of period................................   (233,600)   (145,191)    (29,368)    7,183    2,146     1,189
                                               ---------   ---------   ---------   -------   ------   -------
    Net unrealized gain (loss) on
      investments............................    (88,409)   (115,823)   (113,629)    5,037      957     5,185
                                               ---------   ---------   ---------   -------   ------   -------
      Net gain (loss) on investments.........    (90,157)   (116,541)   (101,747)   10,272    1,959     5,150
                                               ---------   ---------   ---------   -------   ------   -------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..................  $ (83,365)  $(115,333)  $ (79,127)  $14,678   $9,670   $10,266
                                               =========   =========   =========   =======   ======   =======

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXCEPT AS NOTED BELOW

                                            FIDELITY VIP EQUITY-INCOME          JANUS ASPEN SERIES GROWTH
                                                   FUND DIVISION                      FUND DIVISION
                                           -----------------------------   -----------------------------------
                                             2002       2001      2000        2002         2001        2000*
                                           --------   --------   -------   -----------   ---------   ---------
INVESTMENT INCOME -- DIVIDEND INCOME.....  $  3,239   $  3,561   $ 2,800   $        --   $   1,079   $  24,628
Expenses -- mortality and expense
  charge.................................       994        722       585         3,713       5,603       3,731
                                           --------   --------   -------   -----------   ---------   ---------
Net investment income (expense)..........     2,245      2,839     2,215        (3,713)     (4,524)     20,897
                                           --------   --------   -------   -----------   ---------   ---------
NET REALIZED GAIN (LOSS) ON INVESTMENTS:
  Proceeds from sales....................     1,267        878     4,702        79,124     128,518     116,404
  Cost of investments sold...............     1,429        945     5,220       150,892     195,092     121,657
                                           --------   --------   -------   -----------   ---------   ---------
    Realized gain (loss) on sales........      (162)       (67)     (518)      (71,768)    (66,574)     (5,253)
Realized gain on distributions...........     4,409     10,004    10,548            --       3,168      55,773
                                           --------   --------   -------   -----------   ---------   ---------
Net realized gain (loss) on
  investments............................     4,247      9,937    10,030       (71,768)    (63,406)     50,520
                                           --------   --------   -------   -----------   ---------   ---------
Net unrealized gain (loss) on
  investments:
  Unrealized gain (loss) on investments,
    beginning of period..................   (17,511)     6,468     3,851      (867,293)   (449,727)         --
  Unrealized gain (loss) on investments,
    end of period........................   (58,044)   (17,511)    6,468    (1,154,560)   (867,293)   (449,727)
                                           --------   --------   -------   -----------   ---------   ---------
    Net unrealized gain (loss) on
      investments........................   (40,533)   (23,979)    2,617      (287,267)   (417,566)   (449,727)
                                           --------   --------   -------   -----------   ---------   ---------
      Net gain (loss) on investments.....   (36,286)   (14,042)   12,647      (359,035)   (480,972)   (399,207)
                                           --------   --------   -------   -----------   ---------   ---------
NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..............  $(34,041)  $(11,203)  $14,862   $  (362,748)  $(485,496)  $(378,310)
                                           ========   ========   =======   ===========   =========   =========

* For the period July 17, 2000 (inception) to December 31, 2000.

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXCEPT AS NOTED BELOW

                                                                JANUS ASPEN SERIES      FIDELITY VIP II
                                                                 WORLDWIDE GROWTH         CONTRAFUND
                                                                  FUND DIVISION          FUND DIVISION
                                                              ----------------------   -----------------
                                                                 2002        2001**     2002     2001***
                                                              -----------   --------   -------   -------
INVESTMENT INCOME -- DIVIDEND INCOME........................  $    30,933   $ 10,784   $ 1,443   $   --
Expenses -- mortality and expense charge....................       10,727      3,130     1,592       66
                                                              -----------   --------   -------   ------
Net investment income (expense).............................       20,206      7,654      (149)     (66)
                                                              -----------   --------   -------   ------
NET REALIZED GAIN (LOSS) ON INVESTMENTS:
  Proceeds from sales.......................................       39,444      9,910     2,520       --
  Cost of investments sold..................................       41,748      9,404     2,489       --
                                                              -----------   --------   -------   ------
    Realized gain (loss) on sales...........................       (2,304)       506        31       --
Realized gain on distributions..............................           --         --        --       --
                                                              -----------   --------   -------   ------
Net realized gain (loss) on investments.....................       (2,304)       506        31       --
                                                              -----------   --------   -------   ------
Net unrealized gain (loss) on investments:
  Unrealized gain (loss) on investments, beginning of
    period..................................................      342,432         --     4,062       --
  Unrealized gain (loss) on investments, end of period......     (675,095)   342,432        35    4,062
                                                              -----------   --------   -------   ------
    Net unrealized gain (loss) on investments...............   (1,017,527)   342,432    (4,027)   4,062
                                                              -----------   --------   -------   ------
      Net gain (loss) on investments........................   (1,019,831)   342,938    (3,996)   4,062
                                                              -----------   --------   -------   ------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
  OPERATIONS................................................  $  (999,625)  $350,592   $(4,145)  $3,996
                                                              ===========   ========   =======   ======

** For the period October 8, 2001 (inception) to December 31, 2001. *** For the period November 23, 2001 (inception) to December 31, 2001.

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                            GENERAL AMERICAN CAPITAL COMPANY MONEY
                                     MARKET FUND DIVISION               FIDELITY VIP GROWTH FUND DIVISION
                            ---------------------------------------   --------------------------------------
                               2002          2001          2000          2002         2001          2000
                            -----------   -----------   -----------   ----------   -----------   -----------
OPERATIONS:
  Net investment income
    (expense).............  $   242,144   $   (33,816)  $   (36,498)  $   (1,259)  $   (16,441)  $   (20,382)
  Net realized gain (loss)
    on investments........        7,303        10,159       586,588      (63,236)     (270,925)      929,186
  Net unrealized gain
    (loss) on
    investments...........     (119,415)      374,477        84,068     (458,396)   (1,943,923)   (2,050,942)
                            -----------   -----------   -----------   ----------   -----------   -----------
    Net increase
      (decrease) in net
      assets resulting
      from operations.....      130,032       350,820       634,158     (522,891)   (2,231,289)   (1,142,138)
                            -----------   -----------   -----------   ----------   -----------   -----------
Deposits into Separate
  Account.................      261,914     1,004,577     2,866,374        6,194         8,694         6,193
Withdrawals from Separate
  Account.................      (54,766)     (416,946)      (97,574)     (13,955)      (19,843)       (7,262)
Transfers to (from) Fund
  Divisions...............     (985,520)           --    (4,567,650)     308,421    (5,020,207)    2,329,040
Policy charges............       13,163      (426,087)     (383,290)     (87,726)     (139,108)      (85,576)
                            -----------   -----------   -----------   ----------   -----------   -----------
      Net deposits into
        (withdrawals from)
        Separate
        Account...........     (765,209)      161,544    (2,182,140)     212,934    (5,170,464)    2,242,395
                            -----------   -----------   -----------   ----------   -----------   -----------
Increase (decrease) in net
  assets..................     (635,177)      512,364    (1,547,982)    (309,957)   (7,401,753)    1,100,257
Net assets, beginning of
  year....................   10,215,622     9,703,258    11,251,240    1,748,769     9,150,522     8,050,265
                            -----------   -----------   -----------   ----------   -----------   -----------
NET ASSETS, END OF YEAR...  $ 9,580,445   $10,215,622   $ 9,703,258   $1,438,812   $ 1,748,769   $ 9,150,522
                            ===========   ===========   ===========   ==========   ===========   ===========

          See accompanying notes to consolidated financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                  FIDELITY VIP II INVESTMENT GRADE BOND       FIDELITY VIP II ASSET MANAGER
                                              FUND DIVISION                           FUND DIVISION
                                 ---------------------------------------   ------------------------------------
                                    2002          2001          2000          2002         2001         2000
                                 -----------   -----------   -----------   ----------   ----------   ----------
OPERATIONS:
  Net investment income
    (expense)..................  $  294,982    $  328,641    $  377,098    $   67,649   $   82,036   $   (1,260)
  Net realized gain (loss) on
    investments................      24,346        15,211           989       (30,784)      15,646         (708)
  Net unrealized gain (loss) on
    investments................     533,239       178,466       256,914      (216,680)    (197,804)     (63,266)
                                 ----------    ----------    ----------    ----------   ----------   ----------
    Net increase (decrease) in
      net assets resulting from
      operations...............     852,567       522,318       635,001      (179,815)    (100,122)     (65,234)
                                 ----------    ----------    ----------    ----------   ----------   ----------
Deposits into Separate
  Account......................     156,400       183,887       173,887            --           --           --
Withdrawals from Separate
  Account......................          --       (59,184)           --       (17,861)     (23,611)      (7,856)
Transfers to (from) Fund
  Divisions....................     537,457     1,255,052            --            --           --    2,329,039
Policy charges.................    (214,031)     (164,486)     (120,153)     (100,274)    (102,819)      (7,256)
                                 ----------    ----------    ----------    ----------   ----------   ----------
      Net deposits into
        (withdrawals from)
        Separate Account.......     479,826     1,215,269        53,734      (118,135)    (126,430)   2,313,927
                                 ----------    ----------    ----------    ----------   ----------   ----------
Increase (decrease) in net
  assets.......................   1,332,393     1,737,587       688,735      (297,950)    (226,552)   2,248,693
Net assets, beginning of
  year.........................   8,202,852     6,465,265     5,776,530     2,022,141    2,248,693           --
                                 ----------    ----------    ----------    ----------   ----------   ----------
NET ASSETS, END OF YEAR........  $9,535,245    $8,202,852    $6,465,265    $1,724,191   $2,022,141   $2,248,693
                                 ==========    ==========    ==========    ==========   ==========   ==========

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                             FIDELITY VIP II INDEX 500 FUND DIVISION        EVERGREEN VA FUND DIVISION
                             ---------------------------------------   ------------------------------------
                                2002          2001          2000          2002         2001         2000
                             -----------   -----------   -----------   ----------   ----------   ----------
OPERATIONS:
  Net investment income
    (expense)..............  $   185,791   $   175,545   $   180,707   $    9,779   $  (15,209)  $   (8,556)
  Net realized gain (loss)
    on investments.........     (726,356)      191,289     1,520,852       (9,690)       7,765      118,813
  Net unrealized gain
    (loss) on
    investments............   (4,448,512)   (3,330,870)   (4,308,482)    (953,252)    (916,284)    (830,385)
                             -----------   -----------   -----------   ----------   ----------   ----------
    Net increase (decrease)
      in net assets
      resulting from
      operations...........   (4,989,077)   (2,964,036)   (2,606,923)    (953,163)    (923,728)    (720,128)
                             -----------   -----------   -----------   ----------   ----------   ----------
Deposits into Separate
  Account..................    1,136,559     1,692,489     2,066,358       51,742       90,300      123,187
Withdrawals from Separate
  Account..................      (66,051)     (559,135)      (15,515)          --           --           --
Transfers to (from) Fund
  Divisions................   (1,371,055)       73,289    (2,739,552)          --           --           --
Policy charges.............     (564,771)     (643,267)     (638,202)     (31,979)     (37,883)     (40,277)
                             -----------   -----------   -----------   ----------   ----------   ----------
      Net deposits into
        (withdrawals from)
        Separate Account...     (865,318)      563,376    (1,326,911)      19,763       52,417       82,910
                             -----------   -----------   -----------   ----------   ----------   ----------
Increase (decrease) in net
  assets...................   (5,854,395)   (2,400,660)   (3,933,834)    (933,400)    (871,311)    (637,218)
Net assets, beginning of
  year.....................   21,351,005    23,751,665    27,685,499    4,205,431    5,076,742    5,713,960
                             -----------   -----------   -----------   ----------   ----------   ----------
NET ASSETS, END OF YEAR....  $15,496,610   $21,351,005   $23,751,665   $3,272,031   $4,205,431   $5,076,742
                             ===========   ===========   ===========   ==========   ==========   ==========

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                               EVERGREEN VA GROWTH & INCOME
                                  EVERGREEN VA FOUNDATION FUND DIVISION               FUND DIVISION
                                 ---------------------------------------   ------------------------------------
                                    2002          2001          2000          2002         2001         2000
                                 -----------   -----------   -----------   ----------   ----------   ----------
OPERATIONS:
  Net investment income
    (expense)..................  $   58,766    $   61,796    $   46,604    $   32,983   $    3,310   $  (13,023)
  Net realized gain (loss) on
    investments................      (1,014)       20,729        53,076         3,838       77,358      307,365
  Net unrealized gain (loss) on
    investments................    (383,789)     (412,514)     (307,196)     (765,397)    (750,915)    (328,222)
                                 ----------    ----------    ----------    ----------   ----------   ----------
      Net increase (decrease)
        in net assets resulting
        from operations........    (326,037)     (329,989)     (207,516)     (728,576)    (670,247)     (33,880)
                                 ----------    ----------    ----------    ----------   ----------   ----------
Deposits into Separate
  Account......................          --            --            --           951       36,000       34,750
Withdrawals from Separate
  Account......................          --            --            --            --           --           --
Transfers to (from) Fund
  Divisions....................          --            --            --            --           --           --
Policy charges.................     (92,064)      (80,794)      (72,983)      (36,736)     (39,423)     (40,775)
                                 ----------    ----------    ----------    ----------   ----------   ----------
      Net deposits into
        (withdrawals from)
        Separate Account.......     (92,064)      (80,794)      (72,983)      (35,785)      (3,423)      (6,025)
                                 ----------    ----------    ----------    ----------   ----------   ----------
Increase (decrease) in net
  assets.......................    (418,101)     (410,783)     (280,499)     (764,361)    (673,670)     (39,905)
Net assets, beginning of
  year.........................   3,310,232     3,721,015     4,001,514     4,667,056    5,340,726    5,380,631
                                 ----------    ----------    ----------    ----------   ----------   ----------
NET ASSETS, END OF YEAR........  $2,892,131    $3,310,232    $3,721,015    $3,902,695   $4,667,056   $5,340,726
                                 ==========    ==========    ==========    ==========   ==========   ==========

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                     FIDELITY VIP OVERSEAS FUND DIVISION    FIDELITY VIP HIGH INCOME FUND DIVISION
                                     ------------------------------------   ---------------------------------------
                                        2002         2001         2000         2002          2001          2000
                                     ----------   ----------   ----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income
    (expense)......................  $    8,660   $  113,354   $   28,412    $  54,376     $  59,065     $  30,507
  Net realized gain (loss) on
    investments....................    (167,560)     141,799      277,500     (168,563)      (34,567)      (27,631)
  Net unrealized gain (loss) on
    investments....................    (336,713)    (846,165)    (950,182)     114,709      (106,136)     (148,860)
                                     ----------   ----------   ----------    ---------     ---------     ---------
    Net increase (decrease) in net
      assets resulting from
      operations...................    (495,613)    (591,012)    (644,270)         522       (81,638)     (145,984)
                                     ----------   ----------   ----------    ---------     ---------     ---------
Deposits into Separate Account.....     179,442      236,959      274,544      145,321       162,761       161,511
Withdrawals from Separate
  Account..........................     (14,934)     (63,925)     (23,011)          --       (32,639)           --
Transfers to (from) Fund
  Divisions........................     176,387           --      229,426     (306,326)           --            --
Policy charges.....................     (53,346)     (75,158)     (74,186)        (685)       (9,540)       (7,298)
                                     ----------   ----------   ----------    ---------     ---------     ---------
      Net deposits into
        (withdrawals from) Separate
        Account....................     287,549       97,876      406,773     (161,690)      120,582       154,213
                                     ----------   ----------   ----------    ---------     ---------     ---------
Increase (decrease) in net
  assets...........................    (208,064)    (493,136)    (237,497)    (161,168)       38,944         8,229
Net assets, beginning of year......   2,132,969    2,626,105    2,863,602      536,524       497,580       489,351
                                     ----------   ----------   ----------    ---------     ---------     ---------
NET ASSETS, END OF YEAR............  $1,924,905   $2,132,969   $2,626,105    $ 375,356     $ 536,524     $ 497,580
                                     ==========   ==========   ==========    =========     =========     =========

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                             RUSSELL MULTI-STYLE EQUITY        RUSSELL AGGRESSIVE EQUITY
                                                   FUND DIVISION                     FUND DIVISION
                                           ------------------------------   -------------------------------
                                             2002       2001       2000       2002        2001       2000
                                           --------   --------   --------   ---------   --------   --------
OPERATIONS:
  Net investment income (expense)........  $    786   $    291   $  3,213   $  (1,584)  $ (1,154)  $ 38,735
  Net realized gain (loss) on
    investments..........................    (1,065)     5,230      8,339        (846)      (387)     7,785
  Net unrealized gain (loss) on
    investments..........................   (68,825)   (54,559)   (52,772)   (114,861)    (1,512)   (65,369)
                                           --------   --------   --------   ---------   --------   --------
    Net increase (decrease) in net assets
      resulting from operations..........   (69,104)   (49,038)   (41,220)   (117,291)    (3,053)   (18,849)
                                           --------   --------   --------   ---------   --------   --------
Deposits into Separate Account...........    51,050     61,501    117,000      71,145    116,200    166,784
Withdrawals from Separate Account........        --         --         --          --         --         --
Transfers to (from) Fund Divisions.......        --         --         --          --         --     (4,844)
Policy charges...........................    (5,378)    (6,501)   (10,782)     (3,927)    (6,584)    (2,632)
                                           --------   --------   --------   ---------   --------   --------
      Net deposits into (withdrawals
        from) Separate Account...........    45,672     55,000    106,218      67,218    109,616    159,308
                                           --------   --------   --------   ---------   --------   --------
Increase (decrease) in net assets........   (23,432)     5,962     64,998     (50,073)   106,563    140,459
Net assets, beginning of year............   314,495    308,533    243,535     541,199    434,636    294,177
                                           --------   --------   --------   ---------   --------   --------
NET ASSETS, END OF YEAR..................  $291,063   $314,495   $308,533   $ 491,126   $541,199   $434,636
                                           ========   ========   ========   =========   ========   ========

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                             RUSSELL NON-US FUND DIVISION      RUSSELL CORE BOND FUND DIVISION
                                           --------------------------------   ---------------------------------
                                             2002       2001        2000        2002        2001        2000
                                           --------   ---------   ---------   ---------   ---------   ---------
OPERATIONS:
  Net investment income (expense)........  $  6,792   $   1,208   $  22,620   $  4,406    $  7,711    $  5,116
  Net realized gain (loss) on
    investments..........................    (1,748)       (718)     11,882      5,235       1,002         (35)
  Net unrealized gain (loss) on
    investments..........................   (88,409)   (115,823)   (113,629)     5,037         957       5,185
                                           --------   ---------   ---------   --------    --------    --------
    Net increase (decrease) in net assets
      resulting from operations..........   (83,365)   (115,333)    (79,127)    14,678       9,670      10,266
                                           --------   ---------   ---------   --------    --------    --------
Deposits into Separate Account...........    81,770     122,800     188,187     24,022      26,000      52,000
Withdrawals from Separate Account........        --          --          --         --          --          --
Transfers to (from) Fund Divisions.......        --          --          --         --          --          --
Policy charges...........................    (3,073)     (5,634)    (11,233)    (1,249)     (2,968)     (4,600)
                                           --------   ---------   ---------   --------    --------    --------
      Net deposits into (withdrawals
        from) Separate Account...........    78,697     117,166     176,954     22,773      23,032      47,400
                                           --------   ---------   ---------   --------    --------    --------
Increase (decrease) in net assets........    (4,668)      1,833      97,827     37,451      32,702      57,666
Net assets, beginning of year............   464,837     463,004     365,177    158,472     125,770      68,104
                                           --------   ---------   ---------   --------    --------    --------
NET ASSETS, END OF YEAR..................  $460,169   $ 464,837   $ 463,004   $195,923    $158,472    $125,770
                                           ========   =========   =========   ========    ========    ========

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXCEPT AS NOTED BELOW

                                     FIDELITY VIP EQUITY-INCOME FUND DIVISION    JANUS ASPEN SERIES GROWTH FUND DIVISION
                                     -----------------------------------------   ---------------------------------------
                                        2002           2001           2000          2002          2001          2000*
                                     -----------    -----------    -----------   -----------   -----------   -----------
OPERATIONS:
  Net investment income
    (expense)......................   $  2,245       $  2,839       $  2,215     $   (3,713)   $   (4,524)   $   20,897
  Net realized gain (loss) on
    investments....................      4,247          9,937         10,030        (71,768)      (63,406)       50,520
  Net unrealized gain (loss) on
    investments....................    (40,533)       (23,979)         2,617       (287,267)     (417,566)     (449,727)
                                      --------       --------       --------     ----------    ----------    ----------
    Net increase (decrease) in net
      assets resulting from
      operations...................    (34,041)       (11,203)        14,862       (362,748)     (485,496)     (378,310)
                                      --------       --------       --------     ----------    ----------    ----------
Deposits into Separate Account.....         --         33,750         33,750             --            --            --
Withdrawals from Separate
  Account..........................         --             --             --        (12,787)      (46,877)      (15,633)
Transfers to (from) Fund
  Divisions........................    308,258             --             --             --            --     2,424,540
Policy charges.....................     (3,085)        (1,686)           153        (62,531)      (75,260)      (28,135)
                                      --------       --------       --------     ----------    ----------    ----------
      Net deposits into
        (withdrawals from) Separate
        Account....................    305,173         32,064         33,903        (75,318)     (122,137)    2,380,772
                                      --------       --------       --------     ----------    ----------    ----------
Increase (decrease) in net
  assets...........................    271,132         20,861         48,765       (438,066)     (607,633)    2,002,462
Net assets, beginning of year......    204,779        183,918        135,153      1,394,829     2,002,462            --
                                      --------       --------       --------     ----------    ----------    ----------
NET ASSETS, END OF YEAR............   $475,911       $204,779       $183,918     $  956,763    $1,394,829    $2,002,462
                                      ========       ========       ========     ==========    ==========    ==========

* For the period July 17, 2000 (inception) to December 31, 2000.

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 STATEMENT OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXCEPT AS NOTED BELOW

                                                                 JANUS ASPEN SERIES        FIDELITY VIP II
                                                                  WORLDWIDE GROWTH           CONTRAFUND
                                                                   FUND DIVISION            FUND DIVISION
                                                              ------------------------   -------------------
                                                                 2002         2001**       2002     2001***
                                                              -----------   ----------   --------   --------
OPERATIONS:
  Net investment income (expense)...........................  $    20,206   $    7,654   $   (149)  $    (66)
  Net realized gain (loss) on investments...................       (2,304)         506         31         --
  Net unrealized gain (loss) on investments.................   (1,017,527)     342,432     (4,027)     4,062
                                                              -----------   ----------   --------   --------
    Net increase (decrease) in net assets resulting from
      operations............................................     (999,625)     350,592     (4,145)     3,996
                                                              -----------   ----------   --------   --------
Deposits into Separate Account..............................           --           --      9,130         --
Withdrawals from Separate Account...........................           --           --         --         --
Transfers to (from) Fund Divisions..........................      154,210    3,514,144    771,055    177,723
Policy charges..............................................      (29,733)      (7,509)    (7,143)       (31)
                                                              -----------   ----------   --------   --------
      Net deposits into (withdrawals from) Separate
        Account.............................................      124,477    3,506,635    773,042    177,692
                                                              -----------   ----------   --------   --------
Increase (decrease) in net assets...........................     (875,148)   3,857,227    768,897    181,688
Net assets, beginning of year...............................    3,857,227           --    181,688         --
                                                              -----------   ----------   --------   --------
NET ASSETS, END OF YEAR.....................................  $ 2,982,079   $3,857,227   $950,585   $181,688
                                                              ===========   ==========   ========   ========

** For the period October 8, 2001 (inception) to December 31, 2001. *** For the period November 23, 2001 (inception) to December 31, 2001.

              See accompanying notes to the financial statements.

SECURITY EQUITY SEPARATE ACCOUNT THIRTEEN
 SCHEDULE OF INVESTMENTS

DECEMBER 31, 2002

                                                              NO. OF SHARES   MARKET VALUE
                                                              -------------   ------------
General American Capital Company Money Market Fund Division
  General American Capital Company..........................     432,632      $ 9,581,230
Fidelity VIP Growth Fund Division
  Variable Insurance Products Fund..........................      61,385        1,438,861
Fidelity VIP II Investment Grade Bond Fund Division
  Variable Insurance Products II Fund.......................     696,125        9,536,910
Fidelity VIP II Asset Manager Fund Division
  Variable Insurance Products II Fund.......................     135,234        1,724,232
Fidelity VIP II Index 500 Fund Division
  Variable Insurance Products II Fund.......................     155,106       15,498,241
Evergreen VA Fund Division
  Evergreen Funds...........................................     344,096        3,272,356
Evergreen VA Foundation Fund Division
  Evergreen Funds...........................................     251,322        2,892,720
Evergreen VA Growth & Income Fund Division
  Evergreen Funds...........................................     329,128        3,903,463
Fidelity VIP Overseas Fund Division
  Variable Insurance Products Fund..........................     175,322        1,925,037
Fidelity VIP High Income Fund Division
  Variable Insurance Products Fund..........................      63,305          375,398
Russell Multi-Style Equity Fund Division
  Russell Insurance Funds...................................      32,203          291,111
Russell Aggressive Equity Fund Division
  Russell Insurance Funds...................................      53,042          491,172
Russell Non-US Fund Division
  Russell Insurance Funds...................................      63,919          460,218
Russell Core Bond Fund Division
  Russell Insurance Funds...................................      18,806          195,961
Fidelity VIP Equity-Income Fund Division
  Variable Insurance Products Fund..........................      26,211          475,987
Janus Aspen Series Growth Fund Division
  Janus Aspen Series Funds..................................      65,487          956,772
Janus Aspen Series Worldwide Growth Fund Division
  Janus Aspen Series Funds..................................     141,693        2,982,637
Fidelity VIP II Contrafund Fund Division
  Variable Insurance Products II Fund.......................      52,525          950,711

              See accompanying notes to the financial statements.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

(1) ORGANIZATION

Security Equity Life Insurance Company Separate Account Thirteen (the Separate Account) commenced operations on November 15, 1994. The Separate Account is registered under the Investment Company Act of 1940 (1940 Act) as a unit investment trust. The Separate Account receives purchase payments from individual flexible variable life contracts issued by Security Equity Life Insurance Company (Security Equity).

As of December 31, 2002, the Separate Account is divided into eighteen Fund Divisions. Each Fund Division invests in shares of an underlying portfolio available to policyholders as directed by the policyholders. The portfolios available for investment through the Separate Account are the General American Capital Company Money Market Fund, Fidelity VIP Growth Fund, Fidelity VIP II Investment Grade Bond Fund, Fidelity VIP II Asset Manager Fund, Fidelity VIP II Index 500 Fund, Evergreen VA Fund, Evergreen VA Foundation Fund, Evergreen VA Growth & Income Fund, Fidelity VIP Overseas Fund, Fidelity VIP High Income Fund, Russell Multi-Style Equity Fund, Russell Aggressive Equity Fund, Russell Non-US Fund, Russell Core Bond Fund, Fidelity VIP Equity-Income Fund, Janus Aspen Series Growth Fund, Janus Aspen Series Worldwide Growth Fund, and Fidelity VIP II Contrafund Fund.

The Fidelity VIP II Investment Grade Bond Fund, Fidelity VIP II Index 500 Fund, Evergreen VA Fund, Evergreen VA Foundation Fund, and Evergreen VA Growth & Income Fund Divisions received their initial policyholder deposits during 1996. The Fidelity VIP Overseas Fund, Fidelity VIP High Income Fund, Russell Multi-Style Equity Fund, Russell Aggressive Equity Fund, Russell Non-US Fund, and Russell Core Bond Fund Divisions received their initial policyholder deposits during 1997. The Fidelity VIP II Asset Manager Fund Division received its initial policyholder deposit during 1998. The Fidelity VIP Equity-Income Fund received its initial policyholder deposit during 1999. The Janus Aspen Series Growth Fund received its initial policyholder deposit during 2000. The Janus Aspen Series Worldwide Growth Fund and the Fidelity VIP II Contrafund Fund received their initial policyholder deposits during 2001. All other fund divisions received initial policyholder deposits at separate account inception in 1994.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by each of the Fund Divisions of the Separate Account in the preparation of their respective financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

(A) INVESTMENTS

The Fund Divisions' investments are valued daily based on the net asset value of the shares held. For the period October 15, 2001 through December 31, 2002, the average cost method was used in determining the cost of shares sold on withdrawals by the Fund Divisions of the Separate Account. For the period January 1, 2001 through October 14, 2001, and for the year ended December 31, 2000, the first-in, first-out method was used in determining the cost of shares sold on withdrawals by the Fund Divisions of the Separate Account. Share transactions are recorded on the trade date, which is the same as the settlement date.

(B) FEDERAL INCOME TAXES

Security Equity is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended ("the Code"). Since the Separate Account is not a separate entity from Security Equity and its operations form a part of Security Equity, it will not be taxed separately as a regulated investment company under sub-chapter M of the Code. Under existing Federal income tax law, investment income of the Separate Account, to the extent it is applied to increase reserves under a contract, is not taxed and may be compounded for reinvestment without additional tax to Security Equity.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

(C) DIVIDEND REINVESTMENT

For each of the three years ended December 31, 2002, the Fidelity Variable Insurance Products Funds, Fidelity Variable Insurance Products Funds II, Russell Insurance Funds, Janus Aspen Fund, and Evergreen Variable Annuity Funds, intend to pay out all of their net investment income and net realized capital gains each year. Dividends from the funds are distributed at least annually on a per share basis and are recorded on the ex dividend date. Normally, net realized capital gains, if any, are distributed each year for each fund. Such income and capital gain distributions are automatically reinvested in additional shares of the funds.

For each of the two years ended December 31, 2002, the Fund of the General American Capital Company intended to pay out all of their net investment income and net realizable capital gains each year. Dividends from the funds are distributed at least annually on a per share basis and are recorded on the ex dividend date. Normally, net realized capital gains, if any, are distributed each year for each fund. Such income and capital gain distributions are automatically reinvested in additional shares of the funds.

For the year ended December 31, 2000, the Fund of the General American Capital Company followed the federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized gains are deemed to be passed through to the Fund Divisions of the Separate Account. As a result, the cost basis in the Fund Divisions of the Separate Account are increased and a corresponding capital gain is recognized. This adjustment has no impact on the net assets of the Fund Divisions of the Separate Account.

(D) USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

(3) POLICY CHARGES

Charges are deducted from premiums and paid to Security Equity for providing the insurance benefits set forth in the contracts and any additional benefits by rider, administering the policies, reimbursement of expenses incurred in distributing the policies, and assuming certain risks in connection with the policies.

The premium payment, less the premium load charge, equals the net premium. The premium load is deducted from the initial premium and from each subsequent premium paid by a policyholder, prior to allocation to the appropriate Fund Divisions of the Separate Account. The premium load includes a distribution charge, a premium tax charge, and the Deferred Acquisition Cost (DAC) tax charge.

Distribution Charge: The distribution charge is composed of a premium expense load and a commission charge. The amount of the distribution charge will depend on the amount of initial premium and the sales commissions paid.

Premium Expense Load: The premium expense load will be deducted from each premium and will equal a percentage of the premium. The percentage will be determined based on the sum of the initial premiums for all policies in a case, in accordance with the following table:

SUM OF THE INITIAL PREMIUMS                                     PREMIUM
OF ALL CONTRACTS IN THE CASE                                  EXPENSE LOAD
----------------------------                                  ------------
Less than $250,000..........................................      2.00%
$250,000 - $999,999.........................................      1.50
$1,000,000 and more.........................................      1.25

Commission Charge: A commission charge may be deducted from a premium. The commission charge deducted from a premium will be equal to the full amount of commissions payable by Security Equity on the target premium.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

Premium Tax Charge: Various states and subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary from state to state. The percentage deducted from each premium varies based on the governing jurisdiction of the contract.

DAC Tax Charge: The DAC tax charge is equal to 1% of all premiums paid in all contract years.

Charges are deducted monthly from the cash value of each policy to compensate Security Equity for certain administrative costs, the cost of insurance, and optional rider benefit charges.

Administrative Costs: Security Equity has responsibility for the administration of the policies and the Separate Account. As reimbursement for administrative expenses related to the maintenance of each policy and the Separate Account, Security Equity assesses a monthly administrative charge against each policy. This monthly charge is $4.50 per policy. This cost may change, but is guaranteed not to exceed $8.00 per month per policy.

Cost of Insurance: The cost of insurance is deducted on each monthly anniversary for the following policy month. Because the cost of insurance depends upon a number of variables, the cost varies for each policy month. The cost of insurance is determined by multiplying the applicable cost of insurance rate by the net amount at risk each policy month.

Optional Rider Benefit Charges: This monthly deduction includes charges for any additional benefits provided by rider.

Mortality and Expense Charges: In addition to the above policy charges, a daily charge against the operations of each Division is made for the mortality and expense risks assumed by Security Equity. The mortality and expense risk charge assessed against each Division will never exceed an annual effective rate of ..50% of the policy's Separate Account value attributable to that Division. Currently, the amount of this charge is an annual effective rate of .35% of the Separate Account value, which is equivalent to .000957233% of the Separate Account value attributable to the Division on a daily basis. The mortality risk assumed by Security Equity under the contract is that insureds may, on average, live for shorter periods of time than estimated. The expense risk assumed by Security Equity under the contract is the risk that the cost of issuing and administering the contract may be more than estimated.

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

(4) PURCHASES AND SALES

During the period ended December 31, 2002, purchases and proceeds from the sales pertaining to the Separate Account were as follows:

                                                              PURCHASES       SALES
                                                              ----------    ----------
General American Capital Company Money Market Fund
  Division..................................................  $  305,346    $1,117,765
Fidelity VIP Growth Fund Division...........................     310,750       102,708
Fidelity VIP II Investment Grade Bond Fund Division.........     945,880       494,548
Fidelity VIP II Asset Manager Fund Division.................          56       123,699
Fidelity VIP II Index 500 Fund Division.....................   1,121,265     2,059,291
Evergreen VA Fund Division..................................      51,294        43,453
Evergreen VA Foundation Fund Division.......................           0       101,798
Evergreen VA Growth & Income Fund Division..................         948        50,638
Fidelity VIP Overseas Fund Division.........................     518,094       239,886
Fidelity VIP High Income Fund Division......................     145,448       309,268
Russell Multi-Style Equity Fund Division....................      50,928         3,204
Russell Aggressive Equity Fund Division.....................      70,358         4,730
Russell Non-US Fund Division................................      81,689         4,439
Russell Core Bond Fund Division.............................      24,116         1,890
Fidelity VIP Equity-Income Fund Division....................     305,468         1,267
Janus Aspen Series Growth Fund Division.....................          51        79,124
Janus Aspen Series Worldwide Growth Fund Division...........     153,016        39,444
Fidelity VIP II Contrafund Fund Division....................     774,047         2,520

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

(5) ACCUMULATION UNIT ACTIVITY

For the year ended December 31, 2002, transactions in accumulation units were as follows:

                                                            UNITS,                     TRANSFERS
                                                           BEGINNING   NET DEPOSITS,    BETWEEN    UNITS, END
                                                           OF PERIOD   (WITHDRAWALS)   DIVISIONS   OF PERIOD
                                                           ---------   -------------   ---------   ----------
General American Capital Company Money Market Fund
  Division...............................................  7,112,498     (136,988)     (399,359)   6,576,151
Fidelity VIP Growth Fund Division........................    634,514      (40,814)      155,825      749,525
Fidelity VIP II Investment Grade Bond Fund Division......  4,954,434      (29,608)      312,788    5,237,614
Fidelity VIP II Asset Manager Fund Division..............  1,105,609      (69,144)           --    1,036,465
Fidelity VIP II Index 500 Fund Division..................  7,855,184      157,201      (653,988)   7,358,397
Evergreen VA Fund Division...............................  2,973,383       11,396            --    2,984,779
Evergreen VA Foundation Fund Division....................  2,165,049      (63,781)           --    2,101,268
Evergreen VA Growth & Income Fund Division...............  2,889,633      (23,082)           --    2,866,551
Fidelity VIP Overseas Fund Division......................  1,905,173       90,280       168,796    2,164,249
Fidelity VIP High Income Fund Division...................    659,922      181,128      (393,170)     447,880
Russell Multi-Style Equity Fund Division.................    272,185       56,912            --      329,097
Russell Aggressive Equity Fund Division..................    476,935       59,640            --      536,575
Russell Non-US Fund Division.............................    527,353       90,053            --      617,406
Russell Core Bond Fund Division..........................    122,474       17,132            --      139,606
Fidelity VIP Equity-Income Fund Division.................    135,950         (122)      245,922      381,750
Janus Aspen Series Growth Fund Division..................  1,049,410      (66,496)           --      982,914
Janus Aspen Series Worldwide Growth Fund Division........  2,767,734      (23,094)      137,665    2,882,305
Fidelity VIP II Contrafund Fund Division.................    126,454        6,519       599,415      732,388

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

For the year ended December 31, 2001, transactions in accumulation units were as follows:

                                                          UNITS,                     TRANSFERS
                                                         BEGINNING   NET DEPOSITS,    BETWEEN     UNITS, END
                                                         OF PERIOD   (WITHDRAWALS)   DIVISIONS    OF PERIOD
                                                         ---------   -------------   ----------   ----------
General American Capital Company Money Market Fund
  Division.............................................  7,001,314      111,184              --   7,112,498
Fidelity VIP Growth Fund Division......................  2,724,557      (51,723)     (2,038,320)    634,514
Fidelity VIP II Investment Grade Bond Fund Division....  4,220,602      (21,237)        755,069   4,954,434
Fidelity VIP II Asset Manager Fund Division............  1,175,059      (69,450)             --   1,105,609
Fidelity VIP II Index 500 Fund Division................  7,654,064      167,289          33,831   7,855,184
Evergreen VA Fund Division.............................  2,938,447       34,936              --   2,973,383
Evergreen VA Foundation Fund Division..................  2,217,416      (52,367)             --   2,165,049
Evergreen VA Growth & Income Fund Division.............  2,894,343       (4,710)             --   2,889,633
Fidelity VIP Overseas Fund Division....................  1,842,659       62,514              --   1,905,173
Fidelity VIP High Income Fund Division.................    538,324      121,598              --     659,922
Russell Multi-Style Equity Fund Division...............    228,285       43,900              --     272,185
Russell Aggressive Equity Fund Division................    372,660      104,275              --     476,935
Russell Non-US Fund Division...........................    408,122      119,231              --     527,353
Russell Core Bond Fund Division........................    104,033       18,441              --     122,474
Fidelity VIP Equity-Income Fund Division...............    115,643       20,307              --     135,950
Janus Aspen Series Growth Fund Division................  1,129,955      (80,545)             --   1,049,410
Janus Aspen Series Worldwide Growth Fund Division......         --       (5,643)      2,773,377   2,767,734
Fidelity VIP II Contrafund Fund Division...............         --          (22)        126,476     126,454

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS--(CONTINUED)

For the year ended December 31, 2000, transactions in accumulation units were as follows:

                                                          UNITS,                     TRANSFERS
                                                         BEGINNING   NET DEPOSITS,    BETWEEN     UNITS, END
                                                         OF PERIOD   (WITHDRAWALS)   DIVISIONS    OF PERIOD
                                                         ---------   -------------   ----------   ----------
General American Capital Company Money Market Fund
  Division.............................................  8,606,691     1,765,516     (3,370,893)  7,001,314
Fidelity VIP Growth Fund Division......................  2,126,338       (23,372)       621,591   2,724,557
Fidelity VIP II Investment Grade Bond Fund Division....  4,179,478        41,124             --   4,220,602
Fidelity VIP II Asset Manager Fund Division............         --        (8,024)     1,183,083   1,175,059
Fidelity VIP II Index 500 Fund Division................  8,063,662       406,759       (816,357)  7,654,064
Evergreen VA Fund Division.............................  2,900,855        37,592             --   2,938,447
Evergreen VA Foundation Fund Division..................  2,258,944       (41,528)            --   2,217,416
Evergreen VA Growth & Income Fund Division.............  2,896,895        (2,552)            --   2,894,343
Fidelity VIP Overseas Fund Division....................  1,619,883        91,089        131,687   1,842,659
Fidelity VIP High Income Fund Division.................    409,019       129,305             --     538,324
Russell Multi-Style Equity Fund Division...............    157,549        70,736             --     228,285
Russell Aggressive Equity Fund Division................    249,687       127,004         (4,031)    372,660
Russell Non-US Fund Division...........................    274,473       133,649             --     408,122
Russell Core Bond Fund Division........................     61,751        42,282             --     104,033
Fidelity VIP Equity-Income Fund Division...............     91,815        23,828             --     115,643
Janus Aspen Series Growth Fund Division................         --       (24,687)     1,154,642   1,129,955

SECURITY EQUITY LIFE SEPARATE ACCOUNT THIRTEEN
 NOTES TO THE FINANCIAL STATEMENTS--(CONCLUDED)

(6) SUBSEQUENT EVENTS

On October 31, 2003, Security Equity merged with its parent company Metropolitan Life Insurance Company ("Metropolitan Life"). Upon completion of the merger, the assets of the Separate account are registered in the name of Metropolitan Life and are no longer registered in the name of Security Equity. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from Metropolitan Life's other assets and liabilities. The portion of the Separate Account's assets applicable to the variable life contracts are not chargeable with liabilities arising out of any other business Metropolitan Life may conduct.

                      This page intentionally left blank.

SECURITY EQUITY SEPARATE ACCOUNT THIRTEEN
 FINANCIAL HIGHLIGHTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                          FOR THE YEAR ENDED
                                                    AS OF DECEMBER 31, 2002                DECEMBER 31, 2002
                                                 ------------------------------   -----------------------------------
                                                 UNITS   UNIT FAIR   NET ASSETS   INVESTMENT*    EXPENSE**   TOTAL***
                                                 (000)     VALUE       (000)      INCOME RATIO     RATIO      RETURN
                                                 -----   ---------   ----------   ------------   ---------   --------
General American Capital Company Money Market
  Fund Division................................  6,576     $1.46      $ 9,581         2.76%        0.35%        1.39%
Fidelity VIP Growth Fund Division..............    750      1.92        1,439         0.23%        0.35%      (30.43)%
Fidelity VIP II Investment Grade Bond Fund
  Division.....................................  5,238      1.82        9,537         3.67%        0.35%        9.64%
Fidelity VIP II Asset Manager Fund Division....  1,036      1.66        1,724         4.01%        0.35%       (9.29)%
Fidelity VIP II Index 500 Fund Division........  7,358      2.11       15,498         1.31%        0.35%      (22.43)%
Evergreen VA Fund Division.....................  2,985      1.10        3,272         0.58%        0.35%      (21.99)%
Evergreen VA Foundation Fund Division..........  2,101      1.38        2,893         2.23%        0.35%       (9.80)%
Evergreen VA Growth & Income Fund Division.....  2,867      1.36        3,903         1.08%        0.35%      (16.05)%
Fidelity VIP Overseas Fund Division............  2,164      0.89        1,925         0.72%        0.35%      (20.54)%
Fidelity VIP High Income Fund Division.........    448      0.84          375        11.03%        0.35%        3.70%
Russell Multi-Style Equity Fund Division.......    329      0.88          291         0.58%        0.35%      (24.14)%
Russell Aggressive Equity Fund Division........    537      0.92          491         0.00%        0.35%      (18.58)%
Russell Non-US Fund Division...................    617      0.75          460         1.70%        0.35%      (14.77)%
Russell Core Bond Fund Division................    140      1.40          196         2.84%        0.35%        8.53%
Fidelity VIP Equity-Income Fund Division.......    382      1.25          476         0.98%        0.35%      (17.22)%
Janus Aspen Series Growth Fund Division........    983      0.97          957         0.00%        0.35%      (27.07)%
Janus Aspen Series Worldwide Growth Fund
  Division.....................................  2,882      1.03        2,983         0.21%        0.35%      (25.90)%
Fidelity VIP II Contrafund Fund Division.......    732      1.30          951         0.04%        0.35%       (9.72)%

* These amounts represent the dividends, excluding distributions of capital gains, received by the Divisions from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund in which the Divisions invest.
** These ratios represent the annualized contract expenses of the Fund Divisions of the Separate Account, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

SECURITY EQUITY SEPARATE ACCOUNT THIRTEEN
 FINANCIAL HIGHLIGHTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                          FOR THE YEAR ENDED
                                                    AS OF DECEMBER 31, 2001                DECEMBER 31, 2001
                                                 ------------------------------   -----------------------------------
                                                 UNITS   UNIT FAIR   NET ASSETS   INVESTMENT*    EXPENSE**   TOTAL***
                                                 (000)     VALUE       (000)      INCOME RATIO     RATIO      RETURN
                                                 -----   ---------   ----------   ------------   ---------   --------
General American Capital Company Money Market
  Fund Division................................  7,112     $1.44      $10,216           --         0.35%        4.35%
Fidelity VIP Growth Fund Division..............    635      2.76        1,749         0.10%        0.35%      (14.02)%
Fidelity VIP II Investment Grade Bond Fund
  Division.....................................  4,954      1.66        8,203         4.98%        0.35%        7.79%
Fidelity VIP II Asset Manager Fund Division....  1,106      1.83        2,022         4.29%        0.35%       (2.14)%
Fidelity VIP II Index 500 Fund Division........  7,855      2.72       21,351         1.14%        0.35%       (9.63)%
Evergreen VA Fund Division.....................  2,973      1.41        4,205           --         0.35%      (15.57)%
Evergreen VA Foundation Fund Division..........  2,165      1.53        3,310         2.16%        0.35%       (7.27)%
Evergreen VA Growth & Income Fund Division.....  2,889      1.62        4,667         0.42%        0.35%       (7.95)%
Fidelity VIP Overseas Fund Division............  1,905      1.12        2,133         5.11%        0.35%      (20.57)%
Fidelity VIP High Income Fund Division.........    660      0.81          537        10.77%        0.35%      (11.96)%
Russell Multi-Style Equity Fund Division.......    272      1.16          314         0.45%        0.35%      (10.77)%
Russell Aggressive Equity Fund Division........    477      1.13          541         0.11%        0.35%        1.80%
Russell Non-US Fund Division...................    527      0.88          464         0.60%        0.35%      (22.12)%
Russell Core Bond Fund Division................    122      1.29          158         5.77%        0.35%        6.61%
Fidelity VIP Equity-Income Fund Division.......    136      1.51          205         1.74%        0.35%       (3.82)%
Janus Aspen Series Growth Fund Division........  1,049      1.33        1,395         0.07%        0.35%      (20.83)%
Janus Aspen Series Worldwide Growth Fund
  Division.....................................  2,768      1.39        3,857         0.29%        0.35%       39.00%
Fidelity VIP II Contrafund Fund Division.......    126      1.44          182           --         0.35%       44.00%

* These amounts represent the dividends, excluding distributions of capital gains, received by the Divisions from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the Division is affected by the timing of the declaration of dividends by the underlying fund in which the Divisions invest.
** These ratios represent the annualized contract expenses of the Fund Divisions of the Separate Account, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

                         Independent Auditors' Report

To the Board of Directors and Shareholder of Metropolitan Life Insurance Company:

   We have audited the accompanying consolidated balance sheets of Metropolitan Life Insurance Company and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Metropolitan Life Insurance Company and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
February 19, 2003

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 2002 and 2001
            (Dollars in millions, except share and per share data)

                                                                2002     2001
                                                              -------- --------
 Assets
 Investments:
    Fixed maturities available-for-sale, at fair value
      (amortized cost: $ 117,781 and $107,630, respectively). $124,525 $110,601
    Equity securities, at fair value (cost: $1,242 and
      $2,421, respectively)..................................    1,286    3,027
    Mortgage loans on real estate............................   25,353   24,626
    Policy loans.............................................    8,047    7,894
    Real estate and real estate joint ventures
      held-for-investment....................................    3,620    3,278
    Real estate held-for-sale................................      229    1,647
    Other limited partnership interests......................    2,380    1,637
    Short-term investments...................................    1,199    1,168
    Other invested assets....................................    3,419    3,013
                                                              -------- --------
        Total investments....................................  170,058  156,891
 Cash and cash equivalents...................................    1,106    3,932
 Accrued investment income...................................    1,889    1,981
 Premiums and other receivables..............................    7,945    7,126
 Deferred policy acquisition costs...........................    9,666   10,471
 Other assets................................................    4,819    4,750
 Separate account assets.....................................   53,912   62,714
                                                              -------- --------
        Total assets......................................... $249,395 $247,865
                                                              ======== ========
 Liabilities and Stockholder's Equity
 Liabilities:
    Future policy benefits................................... $ 86,039 $ 83,493
    Policyholder account balances............................   54,464   54,764
    Other policyholder funds.................................    6,206    6,001
    Policyholder dividends payable...........................    1,025    1,042
    Policyholder dividend obligation.........................    1,882      708
    Short-term debt..........................................      912      345
    Long-term debt...........................................    2,624    2,380
    Current income taxes payable.............................      873      162
    Deferred income taxes payable............................    1,947    1,893
    Payables under securities loaned transactions............   16,321   12,662
    Other liabilities........................................    6,848    6,981
    Separate account liabilities.............................   53,912   62,714
                                                              -------- --------
        Total liabilities....................................  233,053  233,145
                                                              -------- --------
 Commitments and contingencies (Note 11)

 Company-obligated mandatorily redeemable securities of
   subsidiary trusts.........................................      277      276
                                                              -------- --------
 Stockholder's Equity:
    Common stock, par value $0.01 per share; 1,000,000,000
      shares authorized; 494,466,664 shares issued and
      outstanding at December 31, 2002 and December 31, 2001.        5        5
    Additional paid-in capital...............................   13,474   12,825
    Retained earnings........................................      708       --
    Accumulated other comprehensive income...................    1,878    1,614
                                                              -------- --------
        Total stockholder's equity...........................   16,065   14,444
                                                              -------- --------
        Total liabilities and stockholder's equity........... $249,395 $247,865
                                                              ======== ========

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                        2002    2001     2000
                                                      -------  ------- -------
 Revenues
 Premiums............................................ $18,470  $17,023 $16,263
 Universal life and investment-type product policy
   fees..............................................   1,918    1,874   1,820
 Net investment income...............................  10,700   11,122  11,029
 Other revenues......................................   1,400    1,532   2,259
 Net investment (losses) gains (net of amounts
   allocable to other accounts of $(139), $(33) and
   $(54), respectively)..............................    (730)     927    (418)
                                                      -------  ------- -------
    Total revenues...................................  31,758   32,478  30,953
                                                      -------  ------- -------
 Expenses
 Policyholder benefits and claims (excludes amounts
   directly related to net investment losses and
   gains of $(150), $(54) and $41, respectively).....  18,860   18,265  16,935
 Interest credited to policyholder account balances..   2,711    3,035   2,935
 Policyholder dividends..............................   1,911    2,060   1,913
 Payments to former Canadian policyholders...........      --       --     327
 Demutualization costs...............................      --       --     230
 Other expenses (excludes amounts directly related
   to net investment losses and gains of $11, $21
   and $(95), respectively)..........................   6,589    6,920   7,308
                                                      -------  ------- -------
    Total expenses...................................  30,071   30,280  29,648
                                                      -------  ------- -------
 Income from continuing operations before provision
   for income taxes..................................   1,687    2,198   1,305
 Provision for income taxes..........................     525      797     435
                                                      -------  ------- -------
 Income from continuing operations...................   1,162    1,401     870
 Income from discontinued operations, net of income
   taxes.............................................     450       86      79
                                                      -------  ------- -------
 Net income.......................................... $ 1,612  $ 1,487 $   949
                                                      =======  ======= =======
 Net income after April 7, 2000 (date of
   demutualization) (Note 1).........................                  $ 1,169
                                                                       =======

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                                                 Accumulated Other Comprehensive
                                                                                          Income (Loss)
                                                                              ------------------------------------
                                                                                   Net         Foreign    Minimum
                                                         Additional             Unrealized    Currency    Pension
                                                  Common  Paid-in   Retained    Investment   Translation Liability
                                                  Stock   Capital   Earnings  (Losses) Gains Adjustment  Adjustment  Total
                                                  ------ ---------- --------  -------------- ----------- ---------- -------
Balance at December 31, 1999.....................  $--    $    --   $ 14,100      $ (297)       $ (94)      $(19)   $13,690
Policy credits and cash payments to eligible
 policyholders...................................                     (2,958)                                        (2,958)
Common stock issued in demutualization...........    5     10,917    (10,922)                                            --
Capital contribution from the Holding
 Company.........................................           3,632                                                     3,632
Dividends on common stock........................                       (762)                                          (762)
Comprehensive income:
  Net loss before date of demutualization........                       (220)                                          (220)
  Net income after date of demutualization.......                      1,169                                          1,169
  Other comprehensive income:
   Unrealized investment gains, net of related
    offsets, reclassification adjustments and
    income taxes.................................                                  1,480                              1,480
   Foreign currency translation adjustments......                                                  (6)                   (6)
   Minimum pension liability adjustment..........                                                             (9)        (9)
                                                                                                                    -------
   Other comprehensive income....................                                                                     1,465
                                                                                                                    -------
  Comprehensive income...........................                                                                     2,414
                                                   ---    -------   --------      ------        -----       ----    -------
Balance at December 31, 2000.....................    5     14,549        407       1,183         (100)       (28)    16,016
Sale of subsidiary to the Holding Company........              96                                                        96
Issuance of warrants--by subsidiary..............              40                                                        40
Dividends on common stock........................          (1,860)    (1,894)                                        (3,754)
Comprehensive income:
  Net income.....................................                      1,487                                          1,487
  Other comprehensive income:
   Cumulative effect of change in accounting
    for derivatives, net of income taxes and
    reclassification adjustment..................                                     22                                 22
   Unrealized gains on derivative instruments,
    net of income taxes..........................                                     24                                 24
   Unrealized investment gains, net of related
    offsets, reclassification adjustments and
    income taxes.................................                                    570                                570
   Foreign currency translation adjustments......                                                 (39)                  (39)
   Minimum pension liability adjustment..........                                                            (18)       (18)
                                                                                                                    -------
   Other comprehensive income....................                                                                       559
                                                                                                                    -------
  Comprehensive income...........................                                                                     2,046
                                                   ---    -------   --------      ------        -----       ----    -------
Balance at December 31, 2001.....................    5     12,825         --       1,799         (139)       (46)    14,444
Sale of subsidiaries to the Holding Company......             149                                                       149
Capital contribution from the Holding
 Company.........................................             500                                                       500
Dividends on common stock........................                       (904)                                          (904)
Comprehensive income:
  Net income.....................................                      1,612                                          1,612
  Other comprehensive income:
   Unrealized losses on derivative instruments,
    net of income taxes..........................                                    (58)                               (58)
   Unrealized investment gains, net of related
    offsets, reclassification adjustments and
    income taxes.................................                                    250                                250
   Foreign currency translation adjustments......                                                  72                    72
                                                                                                                    -------
   Other comprehensive income....................                                                                       264
                                                                                                                    -------
  Comprehensive income...........................                                                                     1,876
                                                   ---    -------   --------      ------        -----       ----    -------
Balance at December 31, 2002.....................  $ 5    $13,474   $    708      $1,991        $ (67)      $(46)   $16,065
                                                   ===    =======   ========      ======        =====       ====    =======

          See Accompanying Notes to Consolidated Financial Statements

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                                          2002      2001      2000
                                                                        --------  --------  --------
Cash flows from operating activities
Net income............................................................. $  1,612  $  1,487  $    949
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization expenses..............................      383       318       363
   Amortization of premiums and accretion of discounts associated with
     investments, net..................................................     (456)     (358)     (451)
   Losses (gains) from sales of investments and businesses, net........      870      (894)      472
   Interest credited to other policyholder account balances............    2,711     3,035     2,935
   Universal life and investment-type product policy fees..............   (1,918)   (1,874)   (1,820)
   Change in premiums and other receivables............................   (2,200)     (612)      331
   Change in deferred policy acquisition costs, net....................     (766)     (553)     (519)
   Change in insurance-related liabilities.............................    4,550     3,522     2,618
   Change in income taxes payable......................................      684       871       246
   Change in other liabilities.........................................       32      (226)     (997)
   Other, net..........................................................     (698)     (920)     (919)
                                                                        --------  --------  --------
Net cash provided by operating activities..............................    4,804     3,796     3,208
                                                                        --------  --------  --------
Cash flows from investing activities
Sales, maturities and repayments of:
   Fixed maturities....................................................   61,473    51,438    56,971
   Equity securities...................................................    2,676     2,073       748
   Mortgage loans on real estate.......................................    2,632     1,936     2,185
   Real estate and real estate joint ventures..........................      179     1,131       606
   Other limited partnership interests.................................      340       396       422
Purchases of:
   Fixed maturities....................................................  (79,527)  (51,417)  (64,918)
   Equity securities...................................................   (1,217)   (3,045)     (863)
   Mortgage loans on real estate.......................................   (3,188)   (3,412)   (2,787)
   Real estate and real estate joint ventures..........................      (28)     (665)     (407)
   Other limited partnership interests.................................     (447)     (424)     (660)
Net change in short-term investments...................................     (308)     (303)    2,382
Purchase of businesses, net of cash received...........................       --        --      (416)
Proceeds from sales of businesses......................................      749       831       877
Net change in payable under securities loaned transactions.............    3,659       361     5,840
Other, net.............................................................     (814)     (534)     (821)
                                                                        --------  --------  --------
Net cash used in investing activities.................................. $(13,821) $ (1,634) $   (841)
                                                                        --------  --------  --------

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

             For the Years Ended December 31, 2002, 2001 and 2000
                             (Dollars in millions)

                                                                         2002      2001      2000
                                                                       --------  --------  --------
Cash flows from financing activities
Policyholder account balances:
   Deposits........................................................... $ 27,681  $ 29,171  $ 28,452
   Withdrawals........................................................  (22,118)  (25,593)  (28,504)
Net change in short-term debt.........................................      567      (740)   (3,095)
Long-term debt issued.................................................      537       353     1,214
Long-term debt repaid.................................................     (221)   (1,379)     (124)
Capital contribution from the Holding Company.........................      649        96     3,632
Net proceeds from issuance of company-obligated mandatorily redeemable
  securities of subsidiary trust......................................       --       197        --
Cash payments to eligible policyholders...............................       --        --    (2,550)
Dividends on common stock.............................................     (904)   (3,754)     (762)
                                                                       --------  --------  --------
Net cash provided by (used in) financing activities...................    6,191    (1,649)   (1,737)
                                                                       --------  --------  --------
Change in cash and cash equivalents...................................   (2,826)      513       630
Cash and cash equivalents, beginning of year..........................    3,932     3,419     2,789
                                                                       --------  --------  --------
Cash and cash equivalents, end of year................................ $  1,106  $  3,932  $  3,419
                                                                       ========  ========  ========
Supplemental disclosures of cash flow information:
   Cash paid (refunded) during the year for:
       Interest....................................................... $    267  $    336  $    448
                                                                       ========  ========  ========
       Income taxes................................................... $     96  $   (335) $    256
                                                                       ========  ========  ========
   Non-cash transactions during the year:
       Policy credits to eligible policyholders....................... $     --  $     --  $    408
                                                                       ========  ========  ========
       Business acquisitions--assets.................................. $     --  $     --  $ 22,936
                                                                       ========  ========  ========
       Business acquisitions--liabilities............................. $     --  $     --  $ 22,437
                                                                       ========  ========  ========
       Business dispositions--assets.................................. $ 17,276  $  6,162  $  1,184
                                                                       ========  ========  ========
       Business dispositions--liabilities............................. $ 16,547  $  5,263  $  1,014
                                                                       ========  ========  ========
       Real estate acquired in satisfaction of debt................... $     30  $     30  $     24
                                                                       ========  ========  ========
       Mortgage note on sale of real estate........................... $     --  $  1,530  $     --
                                                                       ========  ========  ========
       Purchase money mortgage on real estate sale.................... $    954  $     --  $     49
                                                                       ========  ========  ========

         See Accompanying Notes to Consolidated Financial Statements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Summary of Accounting Policies

  Business

   Metropolitan Life Insurance Company ("Metropolitan Life") and its subsidiaries (the "Company") is a leading provider of insurance and other financial services to a broad section of individual and institutional customers. The Company offers life insurance, annuities, automobile and property insurance and mutual funds to individuals and group insurance, reinsurance, as well as retirement and savings products and services to corporations and other institutions. Metropolitan Life is a wholly-owned subsidiary of MetLife, Inc. ("MetLife" or the "Holding Company").

  Basis of Presentation

   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The New York Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company for determining solvency under the New York Insurance Law. No consideration is given by the Department to financial statements prepared in conformity with GAAP in making such determination.

   The accompanying consolidated financial statements include the accounts of Metropolitan Life and its subsidiaries, partnerships and joint ventures in which the Company has a majority voting interest. Closed block assets, liabilities, revenues and expenses are combined on a line by line basis with the assets, liabilities, revenues and expenses outside the closed block based on the nature of the particular item. See Note 7. Intercompany accounts and transactions have been eliminated.

   Metropolitan Insurance and Annuity Company ("MIAC"), which was sold to MetLife in 2001, and Cova Corporation, MetLife Investors Group, Inc., MetLife International Holdings, Inc., Walnut Street Securities, Inc., Seguros Genesis S.A., MetLife Pensiones S.A. and Metropolitan Life Seguros de Vida S.A., which were sold to MetLife in 2002, are included in the accompanying Financial Statements until the date of sale. See Note 12.

   The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor interest, has influence over the partnership's operating and financial policies and does not have a controlling interest. The Company uses the cost method for minor interest investments and when it has virtually no influence over the partnership's operating and financial policies.

   Minority interest related to consolidated entities included in other liabilities was $481 million and $442 million at December 31, 2002 and 2001, respectively.

   Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2002 presentation.

  Summary of Critical Accounting Estimates

   The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The critical accounting policies, estimates and related judgments underlying the Company's consolidated financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Investments

   The Company's principal investments are in fixed maturities, mortgage loans and real estate, all of which are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to:
(i) the length of time and the extent to which the market value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; and (vi) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on valuation methodologies, securities the Company deems to be comparable and assumptions deemed appropriate given the circumstances. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

   Derivatives

   The Company enters into freestanding derivative transactions primarily to manage the risk associated with variability in cash flows related to the Company's financial assets and liabilities or to changing fair values. The Company also purchases investment securities and issues certain insurance and reinsurance policies with embedded derivatives. The associated financial statement risk is the volatility in net income, which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges, and
(ii) ineffectiveness of designated hedges in an environment of changing interest rates or fair values. In addition, accounting for derivatives is complex, as evidenced by significant authoritative interpretations of the primary accounting standards which continue to evolve, as well as the significant judgments and estimates involved in determining fair value in the absence of quoted market values. These estimates are based on valuation methodologies and assumptions deemed appropriate in the circumstances. Such assumptions include estimated market volatility and interest rates used in the determination of fair value where quoted market values are not available. The use of different assumptions may have a material effect on the estimated fair value amounts.

   Deferred Policy Acquisition Costs

   The Company incurs significant costs in connection with acquiring new insurance business. These costs, which vary with, and are primarily related to, the production of new business, are deferred. The recovery of such costs is dependent on the future profitability of the related business. The amount of future profit is dependent principally upon investment returns, mortality, morbidity, persistency, expenses to administer the business creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns are most likely to impact the rate of amortization of such costs. The aforementioned factors enter into management's estimates of gross margins and profits, which generally are used to amortize such costs. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future gross margins and profits are less than amounts deferred. In addition, the Company

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs. This practice assumes that the expectation for long-term appreciation in equity markets is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred.

   Future Policy Benefits

   The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, annuities and disability insurance. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. Principal assumptions used in pricing policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, persistency, investment returns and inflation.

   The Company also establishes liabilities for unpaid claims and claims expenses for property and casualty insurance. Pricing of this insurance takes into account the expected frequency and severity of losses, the costs of providing coverage, competitive factors, characteristics of the insured and the property covered, and profit considerations. Liabilities for property and casualty insurance are dependent on estimates of amounts payable for claims reported but not settled and claims incurred but not reported. These estimates are influenced by historical experience and actuarial assumptions of current developments, anticipated trends and risk management strategies.

   Differences between the actual experience and assumptions used in pricing these policies and in the establishment of liabilities result in variances in profit and could result in losses.

   Reinsurance

   The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance. Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish policy benefits and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed above. Additionally, for each of its reinsurance contracts, the Company must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. The Company must review all contractual features, particularly those that may limit the amount of insurance risk to which the Company is subject or features that delay the timely reimbursement of claims. If the Company determines that a contract does not expose it to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting.

   Litigation

   The Company is a party to a number of legal actions. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities related to certain lawsuits, including the Company's asbestos-related liability, are especially difficult to estimate due to the limitation of available data and uncertainty regarding numerous variables used to determine amounts recorded. The data and variables that impact the assumption used to estimate the Company's asbestos-related liability include the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. It is possible that an adverse outcome in certain of the Company's litigation,

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES including asbestos-related cases, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

   Employee Benefit Plans

   The Company sponsors pension and other retirement plans in various forms covering employees who meet specified eligibility requirements. The reported expense and liability associated with these plans requires an extensive use of assumptions which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Company. Management determines these assumptions based upon currently available market and industry data, historical performance of the plan and its assets, and consultation with an independent consulting actuarial firm to aid it in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

  Significant Accounting Policies

   Investments

   The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other than temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. All security transactions are recorded on a trade date basis.

   Mortgage loans on real estate are stated at amortized cost, net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are included in net investment gains and losses and are based upon the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on impaired loans are recorded as a reduction of the recorded asset.

   Real estate held-for-investment including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 40 years). Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. Cost of real estate held-for-investment is adjusted for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Impaired real estate is written down to estimated fair value with the impairment loss being included in net investment gains and losses. Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

   Policy loans are stated at unpaid principal balances.

   Short-term investments are stated at amortized cost, which approximates fair value.

   Other invested assets consist principally of leveraged leases and funds withheld at interest. The leveraged leases are recorded net of non-recourse debt. The Company participates in lease transactions which are diversified by geographic area. The Company regularly reviews residual values and writes down residuals to expected values as needed. Funds withheld represent amounts contractually withheld by ceding companies in accordance with reinsurance agreements. For agreements written on a modified coinsurance basis and certain agreements written on a coinsurance basis, assets supporting the reinsured policies and equal to the net statutory reserves are withheld and continue to be legally owned by the ceding companies. The Company recognizes interest on funds withheld in accordance with the treaty terms as investment income is earned on the assets supporting the reinsured policies.

   Structured Investment Transactions and Variable Interest Entities

   The Company participates in structured investment transactions, primarily asset securitizations and structured notes. These transactions enhance the Company's total return of the investment portfolio principally by generating management fee income on asset securitizations and by providing equity-based returns on debt securities through structured notes and similar type instruments.

   The Company sponsors financial asset securitizations of high yield debt securities, investment grade bonds and structured finance securities and also is the collateral manager and a beneficial interest holder in such transactions. As the collateral manager, the Company earns management fees on the outstanding securitized asset balance, which are recorded in income as earned. When the Company transfers assets to a bankruptcy-remote special purpose entity ("SPE") and surrenders control over the transferred assets, the transaction is accounted for as a sale. Gains or losses on securitizations are determined with reference to the carrying amount of the financial assets transferred, which is allocated to the assets sold and the beneficial interests retained based on relative fair values at the date of transfer. Beneficial interests in securitizations are carried at fair value in fixed maturities. Income on the beneficial interests is recognized using the prospective method in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investments ("EITF 99-20"). The SPEs used to securitize assets are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE.

   The Company purchases or receives beneficial interests in SPEs, which generally acquire financial assets, including corporate equities, debt securities and purchased options. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company's exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company uses the beneficial interests as part of its risk management strategy, including asset-liability management. These SPEs are not consolidated by the Company because unrelated third parties hold controlling interests through ownership of equity in the SPEs, representing at least three percent of the value of the total assets of the SPE throughout the life of the SPE, and such equity class has the substantive risks and rewards of the residual interest of the SPE. The beneficial interests in SPEs where the Company exercises significant influence over the operating and financial policies of the SPE are accounted for in accordance with the equity method of accounting. Impairments of these beneficial interests are included in

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES net investment gains and losses. The beneficial interests in SPEs where the Company does not exercise significant influence are accounted for based on the substance of the beneficial interest's rights and obligations. Beneficial interests are accounted for and are included in fixed maturities. These beneficial interests are generally structured notes, as defined by EITF Issue No. 96-12, Recognition of Interest Income and Balance Sheet Classification of Structured Notes, and their income is recognized using the retrospective interest method or the level yield method, as appropriate.

   Effective in 2003, Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of APB No. 51 ("FIN 46") will establish new accounting guidance relating to the consolidation of variable interest entities ("VIEs"). Certain of the asset-backed securitizations and structured investment transactions discussed above meet the definition of a VIE under FIN 46. In addition, certain investments in real estate joint ventures and other limited partnership interests also meet the VIE definition. The Company will be required to consolidate any VIE for which it is determined that the Company is the primary beneficiary. The Company is still in the process of evaluating its investments with regard to the implementation of FIN 46.

   The following table presents the total assets and the maximum exposure to loss relating to the VIEs that the Company believes it is reasonably possible it will need to consolidate in accordance with the provisions of FIN 46 at:

                                                                        December 31, 2002
                                                                        ------------------
                                                                                   Maximum
                                                                        Total    Exposure to
                                                                        Assets      Loss
                                                                        ------   -----------
                                                                        (Dollars in millions)
Financial asset-backed securitizations and collateralized debt and bond
  obligations.......................................................... $1,719      $  9(1)
Other structured investment transactions...............................     89        38(2)
Real estate joint ventures.............................................    443       196(3)
Other limited partnership interests....................................    864       167(3)
                                                                         ------     ----
   Total............................................................... $3,115      $410
                                                                         ======     ====

--------
(1) The maximum exposure to loss is based on the carrying value of retained interests.
(2) The maximum exposure to loss is based on the carrying value of beneficial interests.
(3) The maximum exposure to loss is based on the carrying value plus unfunded commitments reduced by amounts guaranteed by other partners.

   Derivative Instruments

   The Company uses derivative instruments to manage risk through one of four principal risk management strategies: (i) the hedging of liabilities, (ii) invested assets, (iii) portfolios of assets or liabilities and (iv) firm commitments and forecasted transactions. Additionally, the Company enters into income generation and replication derivative transactions as permitted by its derivatives use plan that was approved by the New York Insurance Department (the "Department"). The Company's derivative hedging strategy employs a variety of instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards contracts, and options, including caps and floors.

   On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure (fair value, cash flow or foreign currency). If a derivative does not qualify as a hedge,

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES according to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended ("SFAS 133"), the derivative is recorded at fair value and changes in its fair value are generally reported in net investment gains or losses.

   The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company generally determines hedge effectiveness based on total changes in fair value of a derivative instrument. The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item, (ii) the derivative expires or is sold, terminated, or exercised, (iii) the derivative is de-designated as a hedge instrument, (iv) it is probable that the forecasted transaction will not occur,
(v) a hedged firm commitment no longer meets the definition of a firm commitment, or (vi) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

   The Company designates and accounts for the following as cash flow hedges, when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert floating rate investments to fixed rate investments, (ii) receive U.S. dollar fixed on foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments, (iii) foreign currency forwards to hedge the exposure of future payments or receipts in foreign currencies, and (iv) other instruments to hedge the cash flows of various other forecasted transactions. For all qualifying and highly effective cash flow hedges, the effective portion of changes in fair value of the derivative instrument is reported in other comprehensive income or loss. The ineffective portion of changes in fair value of the derivative instrument is reported in net investment gains or losses. Hedged forecasted transactions, other than the receipt or payment of variable interest payments, are not expected to occur more than 12 months after hedge inception.

   The Company designates and accounts for the following as fair value hedges when they have met the effectiveness requirements of SFAS 133: (i) various types of interest rate swaps to convert fixed rate investments to floating rate investments, (ii) receive U.S. dollar floating on foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments, and (iii) other instruments to hedge various other fair value exposures of investments. For all qualifying and highly effective fair value hedges, the changes in fair value of the derivative instrument are reported as net investment gains or losses. In addition, changes in fair value attributable to the hedged portion of the underlying instrument are reported in net investment gains and losses.

   When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative continues to be carried on the consolidated balance sheet at its fair value, but the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated balance sheet and recognized as a net investment gain or loss in the current period. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative continues to be carried on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income or loss are recognized immediately in net investment gains or losses. When the hedged forecasted

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income or loss and is recognized when the transaction affects net income or loss; however, prospective hedge accounting for the transaction is terminated. In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value generally recognized in the current period as net investment gains or losses.

   The Company may enter into contracts that are not themselves derivative instruments but contain embedded derivatives. For each contract, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to those of the host contract and determines whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument.

   If it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative. Such embedded derivatives are recorded on the consolidated balance sheet at fair value and changes in their fair value are recorded currently in net investment gains or losses. If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the consolidated balance sheet at fair value, with changes in fair value recognized in the current period as net investment gains or losses.

   The Company also uses derivatives to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These securities, called replication synthetic asset transactions ("RSATs"), are a combination of a derivative and a cash security to synthetically create a third replicated security. These derivatives are not designated as hedges. As of December 31, 2002 and 2001, 19 and 15, respectively, of such RSATs, with notional amounts totaling $285 million and $205 million, respectively, have been created through the combination of a credit default swap and a U.S. Treasury security. The Company records the premiums received on the credit default swaps in investment income over the life of the contract and changes in fair value are recorded in net investment gains and losses.

   The Company enters into written covered calls and net written covered collars to generate additional investment income on the underlying assets it holds. These derivatives are not designated as hedges. The Company records the premiums received as net investment income over the life of the contract and changes in fair value of such options and collars as net investment gains and losses.

   Cash and Cash Equivalents

   The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

   Property, Equipment, Leasehold Improvements and Computer Software

   Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets. The estimated life for a company occupied real estate property is 40 years. Estimated lives range from five to ten years for leasehold improvements and three to five years for all other property and equipment. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $368 million and $546 million at December 31, 2002 and 2001, respectively. Related depreciation and amortization expense was $81 million, $96 million and $90 million for the years ended December 31, 2002, 2001 and 2000, respectively.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a three-year period using the straight-line method. Accumulated amortization of capitalized software was $297 million and $165 million at December 31, 2002 and 2001, respectively. Related amortization expense was $153 million, $106 million and $45 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Deferred Policy Acquisition Costs

   The costs of acquiring new insurance business that vary with, and are primarily related to, the production of new business are deferred. Such costs, which consist principally of commissions, agency and policy issue expenses, are amortized with interest over the expected life of the contract for participating traditional life, universal life and investment-type products. Generally, deferred policy acquisition costs are amortized in proportion to the present value of estimated gross margins or profits from investment, mortality, expense margins and surrender charges. Interest rates are based on rates in effect at the inception or acquisition of the contracts.

   Actual gross margins or profits can vary from management's estimates resulting in increases or decreases in the rate of amortization. Management utilizes the reversion to the mean assumption, a standard industry practice, in its determination of the amortization of deferred policy acquisition costs. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations, but that it does change when large interim deviations have occurred. Management periodically updates these estimates and evaluates the recoverability of deferred policy acquisition costs. When appropriate, management revises its assumptions of the estimated gross margins or profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

   Deferred policy acquisition costs for non-participating traditional life, non-medical health and annuity policies with life contingencies are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied during the lives of the contracts. Deviations from estimated experience are included in operations when they occur. For these contracts, the amortization period is typically the estimated life of the policy.

   Policy acquisition costs related to internally replaced contracts are expensed at the date of replacement.

   Deferred policy acquisition costs for property and casualty insurance contracts, which are primarily comprised of commissions and certain underwriting expenses, are deferred and amortized on a pro rata basis over the applicable contract term or reinsurance treaty.

   Value of business acquired ("VOBA"), included as part of deferred policy acquisition costs, represents the present value of future profits generated from existing insurance contracts in force at the date of acquisition and is amortized over the expected policy or contract duration in relation to the present value of estimated gross profits from such policies and contracts.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2002 is as follows:

                                                    Deferred
                                          Value of   Policy
                                          Business Acquisition
                                          Acquired    Costs     Total
                                          -------- ----------- -------
                                              (Dollars in millions)
        Balance at January 1, 2002.......  $1,502    $ 8,969   $10,471
        Capitalizations..................      --      2,227     2,227
                                           ------    -------   -------
               Total.....................   1,502     11,196    12,698
                                           ------    -------   -------
        Amortization allocated to:
           Net investment gains (losses).      16         (5)       11
           Unrealized investment gains...      31        173       204
           Other expenses................     121      1,380     1,501
                                           ------    -------   -------
               Total amortization........     168      1,548     1,716
                                           ------    -------   -------
        Dispositions and other...........    (463)      (853)   (1,316)
                                           ------    -------   -------
        Balance at December 31, 2002.....  $  871    $ 8,795   $ 9,666
                                           ======    =======   =======

   Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2001 is as follows:

                                                    Deferred
                                          Value of   Policy
                                          Business Acquisition
                                          Acquired    Costs     Total
                                          -------- ----------- -------
                                              (Dollars in millions)
        Balance at January 1, 2001.......  $1,674    $ 8,823   $10,497
        Capitalizations..................      --      2,018     2,018
                                           ------    -------   -------
               Total.....................   1,674     10,841    12,515
                                           ------    -------   -------
        Amortization allocated to:
           Net investment (losses) gains.     (15)        36        21
           Unrealized investment gains...      16        112       128
           Other expenses................     178      1,256     1,434
                                           ------    -------   -------
               Total amortization........     179      1,404     1,583
                                           ------    -------   -------
        Dispositions and other...........       7       (468)     (461)
                                           ------    -------   -------
        Balance at December 31, 2001.....  $1,502    $ 8,969   $10,471
                                           ======    =======   =======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Information regarding VOBA and deferred policy acquisition costs for the year ended December 31, 2000 is as follows:

                                                        Deferred
                                              Value of   Policy
                                              Business Acquisition
                                              Acquired    Costs     Total
                                              -------- ----------- -------
                                                  (Dollars in millions)
     Balance at January 1, 2000..............  $  632    $ 8,438   $ 9,070
     Capitalizations.........................      --      1,805     1,805
     Acquisitions............................   1,480        201     1,681
                                               ------    -------   -------
            Total............................   2,112     10,444    12,556
                                               ------    -------   -------
     Amortization allocated to:
        Net investment gains (losses)........      28       (123)      (95)
        Unrealized investment gains..........      93        503       596
        Other expenses.......................     310      1,162     1,472
                                               ------    -------   -------
            Total amortization...............     431      1,542     1,973
                                               ------    -------   -------
     Dispositions and other..................      (7)       (79)      (86)
                                               ------    -------   -------
     Balance at December 31, 2000............  $1,674    $ 8,823   $10,497
                                               ======    =======   =======

   The estimated future amortization expense allocated to other expenses for VOBA is $83 million in 2003, $78 million in 2004, $73 million in 2005, $70 million in 2006 and $64 million in 2007.

   Amortization of VOBA and deferred policy acquisition costs is allocated to
(i) investment gains and losses to provide consolidated statement of income information regarding the impact of such gains and losses on the amount of the amortization, (ii) unrealized investment gains and losses to provide information regarding the amount of deferred policy acquisition costs that would have been amortized if such gains and losses had been recognized, and
(iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

   Investment gains and losses related to certain products have a direct impact on the amortization of VOBA and deferred policy acquisition costs. Presenting investment gains and losses net of related amortization of VOBA and deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

   Goodwill

   The excess of cost over the fair value of net assets acquired ("goodwill") is included in other assets. On January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, ("SFAS 142"). In accordance with SFAS 142, goodwill is not amortized but is tested for impairment at least annually to determine if a write down of the cost of the asset is required. Impairments are recognized in operating results when the carrying amount of goodwill exceeds its implied fair value. Prior to the adoption of SFAS 142, goodwill was amortized on a straight-line basis over a period ranging from ten to 30 years and impairments were recognized in operating results when permanent diminution in value was deemed to have occurred.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Changes in goodwill were as follows:

                                            Years ended December 31,
                                            -----------------------
                                             2002    2001     2000
                                             -----   ----    -----
                                            (Dollars in millions)
                 Net balance at January 1.. $ 575    $703    $ 611
                 Acquisitions..............     7      20      286
                 Amortization..............    --     (47)     (50)
                 Impairment losses.........    (2)    (61)      --
                 Dispositions and other....  (175)    (40)    (144)
                                             -----    ----   -----
                 Net balance at December 31 $ 405    $575    $ 703
                                             =====    ====   =====

   Accumulated amortization from goodwill was as follows at:

                                                December 31,
                                                ------------------
                                                2002         2001
                                                ----         ----
                                                (Dollars in millions)
                       Accumulated amortization $71          $100
                                                ===            ====

   Future Policy Benefits and Policyholder Account Balances

   Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the nonforfeiture interest rate, ranging from 3% to 8%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts), (ii) the liability for terminal dividends, and (iii) premium deficiency reserves, which are established when the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses after deferred policy acquisition costs are written off.

   Future policy benefit liabilities for traditional annuities are equal to accumulated contractholder fund balances during the accumulation period and the present value of expected future payments after annuitization. Interest rates used in establishing such liabilities range from 3% to 9%. Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 3% to 7%. Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 8%.

   Policyholder account balances for universal life and investment-type contracts are equal to the policy account values, which consist of an accumulation of gross premium payments plus credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals.

   The liability for unpaid claims and claim expenses for property and casualty insurance represents the amount estimated for claims that have been reported but not settled and claims incurred but not reported. Liabilities for unpaid claims are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs,

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES reduced for anticipated salvage and subrogation. Revisions of these estimates are included in operations in the year such refinements are made.

   Recognition of Insurance Revenue and Related Benefits

   Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due. Benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

   Premiums related to non-medical health contracts are recognized on a pro rata basis over the applicable contract term.

   Deposits related to universal life and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recognized in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

   Premiums related to property and casualty contracts are recognized as revenue on a pro rata basis over the applicable contract term. Unearned premiums are included in other liabilities.

   Other Revenues

   Other revenues include asset management and advisory fees, broker/dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

   Policyholder Dividends

   Policyholder dividends are approved annually by the insurance subsidiaries' boards of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the insurance subsidiaries.

   Participating Business

   Participating business represented approximately 16% and 18% of the Company's life insurance in-force, and 90% and 82% of the number of life insurance policies in-force, at December 31, 2002 and 2001, respectively. Participating policies represented approximately 43% and 46%, 44% and 46%, and 47% and 50% of gross and net life insurance premiums for the years ended December 31, 2002, 2001 and 2000, respectively. The percentages indicated are calculated excluding the business of the Reinsurance segment.

   Income Taxes

   Metropolitan Life, the Holding Company and its includable life insurance and non-life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate tax returns or separate consolidated tax returns. Under the Code, the amount of federal income tax expense incurred by mutual life insurance companies includes an equity tax calculated based upon a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Metropolitan Life has not been subject to the equity tax since the date of demutualization. The future tax consequences of temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet dates and are recorded as deferred income tax assets and liabilities.

   Reinsurance

   The Company has reinsured certain of its life insurance and property and casualty insurance contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reinsurance credits. Deferred policy acquisition costs are reduced by amounts recovered under reinsurance contracts. Amounts received from reinsurers for policy administration are reported in other revenues.

   The Company assumes and retrocedes financial reinsurance contracts, which represent low mortality risk reinsurance treaties. These contracts are reported as deposits and are included in other assets. The amount of revenue reported on these contracts represents fees and the cost of insurance under the terms of the reinsurance agreement.

   Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Investments (stated at estimated fair value) and liabilities of the separate accounts are reported separately as assets and liabilities. Deposits to separate accounts, investment income and recognized and unrealized gains and losses on the investments of the separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Mortality, policy administration and surrender charges to all separate accounts are included in revenues.

   Stock Based Compensation

   The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees ("APB 25") and has included in
Note 17 the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123").

   Foreign Currency Translation

   Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported in earnings.

   Discontinued Operations

   The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale on or after January 1, 2002 are reported in discontinued operations if the operations and cash flows

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Demutualization and Initial Public Offering

   On April 7, 2000 (the "date of demutualization"), Metropolitan Life converted from a mutual life insurance company to a stock life insurance company and became a wholly-owned subsidiary of MetLife. The conversion was pursuant to an order by the New York Superintendent of Insurance (the "Superintendent") approving Metropolitan Life's plan of reorganization, as amended (the "plan").

   On the date of demutualization, policyholders' membership interests in Metropolitan Life were extinguished and eligible policyholders received, in exchange for their interests, trust interests representing 494,466,664 shares of common stock of MetLife to be held in a trust, cash payments aggregating $2,550 million and adjustments to their policy values in the form of policy credits aggregating $408 million, as provided in the plan. In addition, Metropolitan Life's Canadian branch made cash payments of $327 million in the second quarter of 2000 to holders of certain policies transferred to Clarica Life Insurance Company in connection with the sale of a substantial portion of Metropolitan Life's Canadian operations in 1998, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale.

  Application of Accounting Pronouncements

   In January 2003, the FASB issued FIN 46 which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is in the process of assessing the impact of FIN 46 on its consolidated financial statements. Certain disclosure provisions of FIN 46 were required for December 31, 2002 financial statements. See "Structured Investment Transactions and Variable Interest Entities."

   As of December 31, 2002, the FASB is deliberating on a proposed statement that would further amend SFAS 133. The proposed statement will address certain SFAS 133 Implementation Issues. The proposed statement is not expected to have a significant impact on the Company's consolidated financial statements.

   In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation --Transition and Disclosure ("SFAS 148"), which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to the fair value method of accounting of SFAS 123, if a company so elects. Effective January 1, 2003, the Company adopted the fair value method of recording stock options under SFAS
123. In accordance with alternatives available under the transitional guidance of SFAS 148, the Company has elected to apply the fair value method of accounting for stock options prospectively to awards granted subsequent to January 1, 2003. As permitted, options granted prior to January 1, 2003, will continue to be accounted for under APB 25, and the pro forma impact of accounting for these options at fair value will continue to be disclosed in the consolidated financial statements until the last of those options vest in 2005.

   In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES for others. Disclosure requirements under FIN 45 are effective for financial statements of annual periods ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to the provisions of FIN 45. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the initial adoption of FIN 45 to have a significant impact on the Company's consolidated financial statements. The adoption of FIN 45 requires the Company to include disclosures in its consolidated financial statements related to guarantees. See Note 11.

   In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which must be adopted for exit and disposal activities initiated after December 31, 2002. SFAS 146 will require that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred rather than at the date of an entity's commitment to an exit plan as required by EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). As discussed in Note 13, in the fourth quarter of 2001, the Company recorded a charge of $330 million, net of income taxes of $169 million, associated with business realignment initiatives using the EITF 94-3 accounting guidance.

   In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). In addition to amending or rescinding other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions, SFAS 145 generally precludes companies from recording gains and losses from the extinguishment of debt as an extraordinary item. SFAS 145 also requires sale-leaseback treatment for certain modifications of a capital lease that result in the lease being classified as an operating lease. SFAS 145 is effective for fiscal years beginning after May 15, 2002, and the initial application of this standard did not have a significant impact on the Company's consolidated financial statements.

   Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 provides a single model for accounting for long-lived assets to be disposed of by superseding SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"). Under SFAS 144, discontinued operations are measured at the lower of carrying value or fair value less costs to sell, rather than on a net realizable value basis. Future operating losses relating to discontinued operations also are no longer recognized before they occur. SFAS 144 (i) broadens the definition of a discontinued operation to include a component of an entity (rather than a segment of a business); (ii) requires long-lived assets to be disposed of other than by sale to be considered held and used until disposed; and (iii) retains the basic provisions of (a) APB 30 regarding the presentation of discontinued operations in the statements of income, (b) SFAS 121 relating to recognition and measurement of impaired long-lived assets (other than goodwill), and (c) SFAS 121 relating to the measurement of long-lived assets classified as held-for-sale. Adoption of SFAS 144 did not have a material impact on the Company's consolidated financial statements other than the presentation as discontinued operations of net investment income and net investment gains related to operations of real estate on which the Company initiated disposition activities subsequent to January 1, 2002 and the classification of such real estate as held-for-sale on the consolidated balance sheets. See Note 20.

   Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 eliminates the systematic amortization and establishes criteria for measuring the impairment of goodwill and certain other intangible assets by reporting unit. The Company did not amortize

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES goodwill during 2002. Amortization of goodwill was $47 million and $50 million for the years ended December 31, 2001 and 2000, respectively. Amortization of other intangible assets was not material for the years ended December 31, 2002, 2001 and 2000. The Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets. As a result of these tests, the Company recorded a $5 million charge to earnings relating to the impairment of certain goodwill assets in the third quarter of 2002 as a cumulative effect of a change in accounting. There was no impairment of identified intangible assets or significant reclassifications between goodwill and other intangible assets at January 1, 2002.

   Effective July 1, 2001, the Company adopted SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 requires the purchase method of accounting for all business combinations and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. In accordance with SFAS 141, the elimination of $5 million of negative goodwill was reported in income in the first quarter of 2002 as a cumulative effect of a change in accounting.

   In July 2001, the U.S. Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 102, Selected Loan Loss Allowance and Documentation Issues ("SAB 102"). SAB 102 summarizes certain of the SEC's views on the development, documentation and application of a systematic methodology for determining allowances for loan and lease losses. The application of SAB 102 by the Company did not have a material impact on the Company's consolidated financial statements.

   Effective April 1, 2001, the Company adopted certain additional accounting and reporting requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125, relating to the derecognition of transferred assets and extinguished liabilities and the reporting of servicing assets and liabilities. The initial adoption of these requirements did not have a material impact on the Company's consolidated financial statements.

   Effective April 1, 2001, the Company adopted EITF 99-20, Recognition of Interest Income and Impairment on Certain Investments. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific evaluation methods to these securities for an other-than-temporary decline in value. The initial adoption of EITF 99-20 did not have a material impact on the Company's consolidated financial statements.

   Effective January 1, 2001, the Company adopted SFAS 133 which established new accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in a $33 million increase in other comprehensive income, net of income taxes of $18 million, and had no material impact on net income. The increase to other comprehensive income is attributable to net gains on cash flow-type hedges at transition. Also at transition, the amortized cost of fixed maturities decreased and other invested assets increased by $22 million, representing the fair value of certain interest rate swaps that were accounted for prior to SFAS 133 using fair value-type settlement accounting. During the year ended December 31, 2001, $18 million of the pre-tax gain reported in accumulated other comprehensive income at transition was reclassified into net investment income. The FASB continues to issue additional guidance relating to the accounting for derivatives under SFAS 133, which may result in further adjustments to the Company's treatment of derivatives in subsequent accounting periods.

   Effective October 1, 2000, the Company adopted SAB No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes certain of the Securities and Exchange Commission's views in

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES applying GAAP to revenue recognition in financial statements. The requirements of SAB 101 did not have a material effect on the Company's consolidated financial statements.

   Effective January 1, 2000, the Company adopted Statement of Position ("SOP") No. 98-7, Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk ("SOP 98-7"). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. SOP 98-7 classifies insurance and reinsurance contracts for which the deposit method is appropriate into those that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. Adoption of SOP 98-7 did not have a material effect on the Company's consolidated financial statements.

2.  September 11, 2001 Tragedies

   On September 11, 2001 terrorist attacks occurred in New York, Washington, D.C. and Pennsylvania (the "tragedies") triggering a significant loss of life and property which had an adverse impact on certain of the Company's businesses. The Company has direct exposure to these events with claims arising from its Individual, Institutional, Reinsurance and Auto & Home insurance coverages, and it believes the majority of such claims have been reported or otherwise analyzed by the Company.

   The Company's original estimate of the total insurance losses related to the tragedies, which was recorded in the third quarter of 2001, was $208 million, net of income taxes of $117 million. Net income for the year ended December 31, 2002 includes a $17 million, net of income taxes of $9 million, benefit from the reduction of the liability associated with the tragedies. This revision of the liability is the result of an analysis completed during the fourth quarter of 2002, which focused on the emerging incidence experienced over the past 12 months associated with certain disability products. As of December 31, 2002, the Company's remaining liability for unpaid and future claims associated with the tragedies was $47 million, principally related to disability coverages. The estimate has been and will continue to be subject to revision in subsequent periods, as claims are received from insureds and the claims to reinsurers are identified and processed. Any revision to the estimate of gross losses and reinsurance recoveries in subsequent periods will affect net income in such periods. Reinsurance recoveries are dependent on the continued creditworthiness of the reinsurers, which may be adversely affected by their other reinsured losses in connection with the tragedies.

   The Company's general account investment portfolios include investments, primarily comprised of fixed maturities, in industries that were affected by the tragedies, including airline, other travel, lodging and insurance. Exposures to these industries also exist through mortgage loans and investments in real estate. The carrying value of the Company's investment portfolio exposed to industries affected by the tragedies was approximately $3.5 billion at December 31, 2002.

   The long-term effects of the tragedies on the Company's businesses cannot be assessed at this time. The tragedies have had significant adverse effects on the general economic, market and political conditions, increasing many of the Company's business risks. This may have a negative effect on MetLife's businesses and results of operations over time. In particular, the declines in share prices experienced after the reopening of the U.S. equity markets following the tragedies have contributed, and may continue to contribute, to a decline in separate account assets, which in turn may have an adverse effect on fees earned in the Company's businesses. In addition, the Company has received and expects to continue to receive disability claims from individuals resulting from the tragedies.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

3.  Investments

  Fixed Maturities and Equity Securities

   Fixed maturities and equity securities at December 31, 2002 were as follows:

                                           Cost or  Gross Unrealized
                                          Amortized ---------------- Estimated
                                            Cost     Gain     Loss   Fair Value
                                          ---------  ------  ------  ----------
                                                (Dollars in millions)
    Fixed Maturities:
     Bonds:
       U.S. corporates securities........ $ 42,265  $2,914   $  896   $ 44,283
       Mortgage-backed securities........   30,444   1,534       20     31,958
       Foreign corporate securities......   15,405   1,295      185     16,515
       U.S. treasuries/agencies..........   13,256   1,514        3     14,767
       Asset-backed securities...........    8,070     204      181      8,093
       Foreign government securities.....    4,649     516       50      5,115
       States and political subdivisions.    2,575     181       20      2,736
       Other fixed income assets.........      312     126       82        356
                                          --------   ------  ------   --------
         Total bonds.....................  116,976   8,284    1,437    123,823
     Redeemable preferred stocks.........      805      13      116        702
                                          --------   ------  ------   --------
       Total fixed maturities............ $117,781  $8,297   $1,553   $124,525
                                          ========   ======  ======   ========
    Equity Securities:
     Common stocks....................... $    827  $  114   $   80   $    861
     Nonredeemable preferred stocks......      415      13        3        425
                                          --------   ------  ------   --------
       Total equity securities........... $  1,242  $  127   $   83   $  1,286
                                          ========   ======  ======   ========

   Fixed maturities and equity securities at December 31, 2001 were as follows:

                                           Cost or  Gross Unrealized
                                          Amortized ---------------- Estimated
                                            Cost     Gain     Loss   Fair Value
                                          ---------  ------  ------  ----------
                                                (Dollars in millions)
    Fixed Maturities:
     Bonds:
       U.S. corporates securities........ $ 41,552  $1,371   $  671   $ 42,252
       Mortgage-backed securities........   24,579     839      190     25,228
       Foreign corporate securities......   15,682     657      528     15,811
       U.S. treasuries/agencies..........    7,923   1,007       42      8,888
       Asset-backed securities...........    7,856     147      204      7,799
       Foreign government securities.....    5,130     522       36      5,616
       States and political subdivisions.    2,243      68       21      2,290
       Other fixed income assets.........    1,881     284      211      1,954
                                          --------   ------  ------   --------
         Total bonds.....................  106,846   4,895    1,903    109,838
    Redeemable preferred stocks..........      784      12       33        763
                                          --------   ------  ------   --------
       Total fixed maturities............ $107,630  $4,907   $1,936   $110,601
                                          ========   ======  ======   ========
    Equity Securities:
     Common stocks....................... $  1,938  $  655   $   75   $  2,518
     Nonredeemable preferred stocks......      483      28        2        509
                                          --------   ------  ------   --------
       Total equity securities........... $  2,421  $  683   $   77   $  3,027
                                          ========   ======  ======   ========

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company held foreign currency derivatives with notional amounts of $2,372 million and $1,958 million to hedge the exchange rate risk associated with foreign bonds at December 31, 2002 and 2001, respectively.

   The Company held fixed maturities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $10,731 million and $9,618 million at December 31, 2002 and 2001, respectively. Non-income producing fixed maturities were $395 million and $236 million at December 31, 2002 and 2001, respectively.

   The cost or amortized cost and estimated fair value of bonds at December 31, 2002, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                     Cost or
                                                    Amortized  Estimated
                                                      Cost     Fair Value
                                                    ---------  ----------
                                                    (Dollars in millions)
        Due in one year or less.................... $  3,702    $  3,765
        Due after one year through five years......   22,212      23,250
        Due after five years through ten years.....   20,504      21,985
        Due after ten years........................   32,044      34,772
                                                    --------    --------
           Subtotal................................   78,462      83,772
        Mortgage-backed and asset-backed securities   38,514      40,051
                                                    --------    --------
           Subtotal................................  116,976     123,823
        Redeemable preferred stock.................      805         702
                                                    --------    --------
           Total fixed maturities.................. $117,781    $124,525
                                                    ========    ========

   Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

   Sales of fixed maturities and equity securities classified as available-for-sale were as follows:

                                        Years ended December 31,
                                       -------------------------
                                         2002     2001     2000
                                       -------  -------  -------
                                         (Dollars in millions)
               Proceeds............... $34,918  $27,576  $46,205
               Gross investment gains. $ 1,683  $   634  $   599
               Gross investment losses $  (973) $  (934) $(1,520)

   Gross investment losses above exclude writedowns recorded during 2002, 2001 and 2000 for other than temporarily impaired available-for-sale fixed maturities and equity securities of $1,342 million, $278 million and $324 million, respectively.

   Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

  Securities Lending Program

   The Company participates in securities lending programs whereby blocks of securities, which are included in investments, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $13,477 million and $11,416 million and an estimated fair value of $16,120 million and $12,066 million were on loan under the program at December 31, 2002 and 2001, respectively. The Company was liable for cash collateral under its control of $16,321 million and $12,662 million at December 31, 2002 and 2001, respectively. Security collateral on deposit from customers may not be sold or repledged and is not reflected in the consolidated financial statements.

  Structured Investment Transactions

   The Company securitizes high yield debt securities, investment grade bonds and structured finance securities. The Company has sponsored five securitizations with a total of approximately $1,719 million in financial assets as of December 31, 2002. Two of these transactions included the transfer of assets totaling approximately $289 million in 2001, resulting in the recognition of an insignificant amount of investment gains. The Company's beneficial interests in these SPEs as of December, 31, 2002 and 2001 and the related investment income for the years ended December 31, 2002, 2001 and 2000 were insignificant.

   The Company also invests in structured notes and similar type instruments, which generally provide equity-based returns on debt securities. The carrying value of such investments was approximately $870 million and $1.6 billion at December 31, 2002 and 2001, respectively. The related income recognized was $1 million, $44 million and $62 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Assets on Deposit and Held in Trust

   The Company had investment assets on deposit with regulatory agencies with a fair market value of $939 million and $835 million at December 31, 2002 and 2001, respectively. Company securities held in trust to satisfy collateral requirements had an amortized cost of $1,430 million and $1,336 million at December 31, 2002 and 2001, respectively.

  Mortgage Loans on Real Estate

   Mortgage loans on real estate were categorized as follows:

                                               December 31,
                                      -------------------------------
                                           2002            2001
                                      --------------- ---------------
                                      Amount  Percent Amount  Percent
                                      ------- ------- ------- -------
                                           (Dollars in millions)
          Commercial mortgage loans.. $20,433   80%   $19,503   79%
          Agricultural mortgage loans   5,042   20%     5,267   21%
                                      -------  ----   -------  ----
             Total...................  25,475  100%    24,770  100%
                                      =======  ====   =======  ====
          Less: Valuation allowances.     122             144
                                      -------         -------
             Mortgage loans.......... $25,353         $24,626
                                      =======         =======

   Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. At December 31, 2002, approximately 18%, 13% and 7% of the properties were located in California, New York and Florida, respectively. Generally, the Company (as the lender) requires that a minimum of one-fourth of the purchase price of the underlying real estate be paid by the borrower.

   Mortgage loans at December 31, 2002 and 2001 include $1,515 million and $1,530 million, respectively from MIAC, a related party, in connection with MIAC's purchase of real estate from the Company in 2001.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Certain of the Company's real estate joint ventures have mortgage loans with the Company. The carrying values of such mortgages were $620 million and $644 million at December 31, 2002 and 2001, respectively.

   Changes in mortgage loan valuation allowances were as follows:

                                                        Years ended
                                                       December 31,
                                                     --------------------
                                                     2002    2001   2000
                                                     ----    ----   ----
                                                     (Dollars in millions)
          Balance at January 1...................... $144    $ 83   $ 90
          Additions.................................   39     106     38
          Deductions for writedowns and dispositions  (56)    (45)   (74)
          (Dispositions) acquisitions of affiliates.   (5)     --     29
                                                      ----   ----   ----
          Balance at December 31.................... $122    $144   $ 83
                                                      ====   ====   ====

   A portion of the Company's mortgage loans on real estate was impaired and consisted of the following:


                                                             December 31,
                                                             -----------
                                                             2002   2001
                                                             ----  ------
                                                             (Dollars in
                                                              millions)
        Impaired mortgage loans with valuation allowances... $604  $  816
        Impaired mortgage loans without valuation allowances  257     315
                                                             ----  ------
        Total...............................................  861   1,131
        Less: Valuation allowances on impaired mortgages....  121     140
                                                             ----  ------
           Impaired mortgage loans.......................... $740  $  991
                                                             ====  ======

   The average investment in impaired mortgage loans on real estate was $1,068 million, $938 million and $912 million for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income on impaired mortgage loans was $88 million, $103 million and $80 million for the years ended December 31, 2002, 2001 and 2000, respectively.

   The investment in restructured mortgage loans on real estate was $410 million and $684 million at December 31, 2002 and 2001, respectively. Interest income of $44 million, $76 million and $77 million was recognized on restructured loans for the years ended December 31, 2002, 2001 and 2000, respectively. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to $41 million, $60 million and $74 million for the years ended December 31, 2002, 2001 and 2000, respectively.

   Mortgage loans on real estate with scheduled payments of 60 days (90 days for agriculture mortgages) or more past due or in foreclosure had an amortized cost of $28 million and $43 million at December 31, 2002 and 2001, respectively.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Real Estate and Real Estate Joint Ventures

   Real estate and real estate joint ventures consisted of the following:

                                                                 December 31,
                                                                --------------
                                                                 2002    2001
                                                                ------  ------
                                                                  (Dollars in
                                                                   millions)
 Real estate and real estate joint ventures held-for-investment $3,808  $3,435
 Impairments...................................................   (188)   (157)
                                                                ------  ------
    Total......................................................  3,620   3,278
                                                                ------  ------
 Real estate held-for-sale.....................................    327   1,859
 Impairments...................................................    (82)   (177)
 Valuation allowance...........................................    (16)    (35)
                                                                ------  ------
    Total......................................................    229   1,647
                                                                ------  ------
        Real estate and real estate joint ventures............. $3,849  $4,925
                                                                ======  ======

   Accumulated depreciation on real estate was $1,319 million and $1,882 million at December 31, 2002 and 2001, respectively. Related depreciation expense was $180 million, $217 million and $224 million for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts include $48 million, $79 million and $80 million of depreciation expense related to discontinued operations for the years ended December 31, 2002, 2001 and 2000, respectively.

   Real estate and real estate joint ventures were categorized as follows:

                                       December 31,
                               -----------------------------
                                    2002           2001
                               -------------- --------------
                               Amount Percent Amount Percent
                               ------ ------- ------ -------
                                   (Dollars in millions)
                   Office..... $2,244   58%   $3,079   63%
                   Retail.....    697   18%      779   16%
                   Apartments.    454   12%      495   10%
                   Land.......     87    2%      184    4%
                   Agriculture      7    0%       14    0%
                   Other......    360   10%      374    7%
                               ------  ----   ------  ----
                      Total... $3,849  100%   $4,925  100%
                               ======  ====   ======  ====

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company's real estate holdings are primarily located throughout the United States. At December 31, 2002, approximately 26%, 23% and 16% of the Company's real estate holdings were located in California, New York and Texas, respectively.

   Changes in real estate and real estate joint ventures held-for-sale valuation allowance were as follows:

                                                     Years ended December 31,
                                                     -----------------------
                                                     2002     2001    2000
                                                     ----     ----    ----
                                                     (Dollars in millions)
          Balance at January 1...................... $ 35     $ 39    $ 34
          Additions charged to operations...........   21       16      17
          Deductions for writedowns and dispositions  (40)     (20)    (12)
                                                      ----     ----    ----
          Balance at December 31.................... $ 16     $ 35    $ 39
                                                      ====     ====    ====

   Investment income related to impaired real estate and real estate joint ventures held-for-investment was $40 million, $22 million and $11 million for the years ended December 31, 2002, 2001 and 2000, respectively. Investment income related to impaired real estate held-for-sale was $11 million, $31 million and $52 million for the years ended December 31, 2002, 2001 and 2000, respectively. The carrying value of non-income producing real estate and real estate joint ventures was $62 million and $9 million at December 31, 2002 and 2001, respectively.

   The Company owned real estate acquired in satisfaction of debt of $8 million and $49 million at December 31, 2002 and 2001, respectively.

  Leveraged Leases

   Leveraged leases, included in other invested assets, consisted of the following:

                                              December 31,
                                             --------------------
                                              2002       2001
                                              ------     ------
                                             (Dollars in millions)
                   Investment............... $  985     $1,070
                   Estimated residual values    428        505
                                              ------     ------
                      Total.................  1,413      1,575
                   Unearned income..........   (368)      (404)
                                              ------     ------
                      Leveraged leases...... $1,045     $1,171
                                              ======     ======

   The investment amounts set forth above are generally due in monthly installments. The payment periods generally range from two to 15 years, but in certain circumstances are as long as 30 years. These receivables are generally collateralized by the related property. The Company's deferred tax provision related to leveraged leases was $981 million and $1,077 million at December 31, 2002 and 2001, respectively.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Net Investment Income

   The components of net investment income were as follows:

                                                     Years ended December 31,
                                                     -----------------------
                                                      2002     2001    2000
                                                     -------  ------- -------
                                                      (Dollars in millions)
   Fixed maturities................................. $ 7,861  $ 8,462 $ 8,529
   Equity securities................................      25       48      41
   Mortgage loans on real estate....................   1,840    1,838   1,693
   Real estate and real estate joint ventures(1)....     756      910     990
   Policy loans.....................................     512      527     515
   Other limited partnership interests..............      57       48     142
   Cash, cash equivalents and short-term investments     224      264     271
   Other............................................     318      268     192
                                                     -------  ------- -------
      Total.........................................  11,593   12,365  12,373
   Less: Investment expenses(1).....................     893    1,243   1,344
                                                     -------  ------- -------
      Net investment income......................... $10,700  $11,122 $11,029
                                                     =======  ======= =======

--------
(1) Excludes amounts related to real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

  Net Investment (Losses) Gains

   Net investment (losses) gains, including changes in valuation allowances, were as follows:

                                                   Years ended December 31,
                                                   ----------------------
                                                    2002    2001     2000
                                                   -----   ------  -------
                                                    (Dollars in millions)
     Fixed maturities............................. $(862)  $ (644) $(1,437)
     Equity securities............................   230       66      192
     Mortgage loans on real estate................   (21)     (91)     (18)
     Real estate and real estate joint ventures(1)    (6)   1,626      101
     Other limited partnership interests..........    (2)    (161)      (7)
     Sales of businesses..........................    (7)      25      632
     Other........................................  (201)      73       65
                                                   -----   ------  -------
            Total.................................  (869)     894     (472)
     Amounts allocable to:
        Deferred policy acquisition costs.........   (11)     (21)      95
        Participating contracts...................    (7)    (105)    (126)
        Policyholder dividend obligation..........   157      159       85
                                                   -----   ------  -------
            Net investment (losses) gains......... $(730)  $  927  $  (418)
                                                   =====   ======  =======

--------
(1) The amount presented for the year ended December 31, 2002 excludes amounts related to sales of real estate held-for-sale presented as discontinued operations in accordance with SFAS 144.

   Investment gains and losses are net of related policyholder amounts. The amounts netted against investment gains and losses are (i) amortization of deferred policy acquisition costs to the extent that such amortization results from investment gains and losses, (ii) adjustments to participating contractholder accounts when amounts equal to such investment gains and losses are applied to the contractholder's accounts, and (iii) adjustments to the

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES policyholder dividend obligation resulting from investment gains and losses. This presentation may not be comparable to presentations made by other insurers.

   Real estate and real estate joint ventures net investment gains for 2001 include $1,630 million related to the sale of real estate to MIAC.

  Net Unrealized Investment Gains

   The components of net unrealized investment gains, included in accumulated other comprehensive income, were as follows:

                                                  Years ended December 31,
                                                 -------------------------
                                                   2002     2001     2000
                                                 -------  -------  -------
                                                   (Dollars in millions)
     Fixed maturities........................... $ 6,713  $ 2,971  $ 1,696
     Equity securities..........................      44      606      744
     Derivatives................................     (24)      71       --
     Other invested assets......................       1       59       58
                                                 -------  -------  -------
            Total...............................   6,734    3,707    2,498
                                                 -------  -------  -------
     Amounts allocable to:
        Future policy benefit loss recognition..  (1,242)     (30)    (284)
        Deferred policy acquisition costs.......    (366)      (6)     113
        Participating contracts.................    (129)    (127)    (133)
        Policyholder dividend obligation........  (1,882)    (708)    (385)
     Deferred income taxes......................  (1,124)  (1,037)    (626)
                                                 -------  -------  -------
            Total...............................  (4,743)  (1,908)  (1,315)
                                                 -------  -------  -------
            Net unrealized investment gains..... $ 1,991  $ 1,799  $ 1,183
                                                 =======  =======  =======

   The changes in net unrealized investment gains were as follows:

                                                                      Years ended December 31,
                                                                      -----------------------
                                                                        2002    2001    2000
                                                                      -------  ------  ------
                                                                       (Dollars in millions)
Balance at January 1................................................. $ 1,799  $1,183  $ (297)
Unrealized investment gains during the year..........................   2,803   1,391   3,298
Unrealized investment (losses) gains relating to:
   Future policy benefit (loss) gain recognition.....................  (1,212)    254     (35)
   Deferred policy acquisition costs.................................    (204)   (128)   (596)
   Participating contracts...........................................      (2)      6     (15)
   Policyholder dividend obligation..................................  (1,174)   (323)   (385)
Deferred income taxes................................................     (72)   (475)   (787)
Unrealized investment gains (losses) of subsidiaries at date of sale,
  net of deferred income taxes.......................................      53    (109)     --
                                                                      -------  ------  ------
Balance at December 31............................................... $ 1,991  $1,799  $1,183
                                                                      =======  ======  ======
Net change in unrealized investment gains............................ $   192  $  616  $1,480
                                                                      =======  ======  ======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

4.  Derivative Instruments

   The table below provides a summary of the notional amount and fair value of derivative financial instruments held at December 31, 2002 and 2001:

                                             2002                        2001
                                  --------------------------- ---------------------------
                                           Current Market or             Current Market
                                               Fair Value                or Fair Value
                                  Notional ------------------ Notional ------------------
                                   Amount  Assets Liabilities  Amount  Assets Liabilities
                                  -------- ------ ----------- -------- ------ -----------
Financial futures................ $     4   $ --     $ --     $    --   $ --      $--
Interest rate swaps..............   3,866    196      126       1,823     73        9
Floors...........................     325      9       --         325     11       --
Caps.............................   7,770     --       --       8,010      5       --
Financial forwards...............   1,870     --       12          --     --       --
Foreign currency swaps...........   2,371     92      181       1,925    188       26
Options..........................      78      9       --       1,880      8       12
Foreign currency forwards........       1     --       --          33      4       --
Written covered calls............      --     --       --          40     --       --
Credit default swaps.............     376      2       --         270     --       --
                                  -------   ----     ----     -------   ----      ---
   Total contractual commitments. $16,661   $308     $319     $14,306   $289      $47
                                  =======   ====     ====     =======   ====      ===

   The following is a reconciliation of the notional amounts by derivative type and strategy at December 31, 2002 and 2001:

                                  December 31, 2001           Terminations/ December 31, 2002
                                   Notional Amount  Additions  Maturities    Notional Amount
                                  ----------------- --------- ------------- -----------------
                                                     (Dollars in millions)
BY DERIVATIVE TYPE
Financial futures................      $    --       $   760     $  756          $     4
Interest rate swaps..............        1,823         3,005        962            3,866
Floors...........................          325            --         --              325
Caps.............................        8,010         3,750      3,990            7,770
Financial forwards...............           --         2,870      1,000            1,870
Foreign currency swaps...........        1,925           760        314            2,371
Options..........................        1,880            55      1,857               78
Foreign currency forwards........           33             1         33                1
Written covered calls............           40            --         40               --
Credit default swaps.............          270           121         15              376
                                       -------       -------     ------          -------
   Total contractual commitments.      $14,306       $11,322     $8,967          $16,661
                                       =======       =======     ======          =======
BY DERIVATIVE STRATEGY
Liability hedging................        9,008         3,817      4,142            8,683
Invested asset hedging...........        4,768         4,488      3,972            5,284
Portfolio hedging................          530         2,104         --            2,634
Forecasted transaction hedging...           --           913        853               60
                                       -------       -------     ------          -------
   Total contractual commitments.      $14,306       $11,322     $8,967          $16,661
                                       =======       =======     ======          =======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2002:

                                                     Remaining Life
                          ---------------------------------------------------------------------
                          One Year   After One Year   After Five Years
                          or Less  Through Five Years Through Ten Years After Ten Years  Total
                          -------- ------------------ ----------------- --------------- -------
                                                  (Dollars in millions)
Financial futures........  $    4        $   --            $   --            $ --       $     4
Interest rate swaps......      64         1,887             1,630             285         3,866
Floors...................      --            --               325              --           325
Caps.....................   1,000         6,770                --              --         7,770
Financial forwards.......   1,870            --                --              --         1,870
Foreign currency swaps...      88           962               851             470         2,371
Options..................       3            20                --              55            78
Foreign currency forwards      --             1                --              --             1
Written covered calls....      --            --                --              --            --
Credit default swaps.....      45           331                --              --           376
                           ------        ------            ------            ----       -------
   Total contractual
     commitments.........  $3,074        $9,971            $2,806            $810       $16,661
                           ======        ======            ======            ====       =======

   The following table presents the notional amounts and fair values of derivatives by type of hedge designation at December 31, 2002 and 2001:

                                2002                        2001
                     --------------------------- ---------------------------
                                  Fair Value                  Fair Value
                     Notional ------------------ Notional ------------------
                      Amount  Assets Liabilities  Amount  Assets Liabilities
                     -------- ------ ----------- -------- ------ -----------
                                      (Dollars in millions)
    BY TYPE OF HEDGE
    Fair value...... $   418   $ --     $ 64     $    --   $ --      $--
    Cash flow.......   3,445     69       72         607     61        1
    Non qualifying..  12,798    239      183      13,699    228       46
                     -------   ----     ----     -------   ----      ---
       Total........ $16,661   $308     $319     $14,306   $289      $47
                     =======   ====     ====     =======   ====      ===

   For the years ended December 2002, 2001 and 2000, the Company recognized net investment income of $23 million, $32 million and $13 million, respectively, from the periodic settlement of interest rate and foreign currency swaps.

   During the year ended December 31, 2002, the Company recognized $30 million in net investment losses related to qualifying fair value hedges. Accordingly, $34 million of unrealized gains on fair value hedged investments were recognized in net investment gains and losses. There were no derivatives designated as fair value hedges during the year ended December 31, 2001. There were no discontinued hedges during the year ended December 31, 2002.

   For the years ended December 31, 2002 and 2001, the amounts accumulated in other comprehensive income relating to cash flow hedges were losses of $24 million and gains of $71 million, respectively. During the year ended December 31, 2002, the Company recognized other comprehensive losses of $142 million relating to the effective portion of cash flow hedges. During the year ended December 31, 2002, $10 million of other comprehensive income and $57 million of other comprehensive losses were reclassified into net investment

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES income and net investment losses, respectively. During the year ended December 31, 2001, $19 million of other comprehensive income was reclassified into net investment income due to the SFAS No. 133 transition adjustment. Approximately $6 million and $12 million of the losses reported in accumulated other comprehensive income at December 31, 2002 are expected to be reclassified during the year ending December 31, 2003 into net investment income and net investment gains and losses, respectively, as the underlying investments mature or expire according to their original terms.

   For the years ended December 31, 2002 and 2001, the Company recognized net investment income of $32 million and $24 million, respectively, and net investment losses of $172 million and net investment gains of $100 million, respectively, from derivatives not qualifying as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

5.  Fair Value Information

   The estimated fair values of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

   Amounts related to the Company's financial instruments were as follows:

                                                                      Notional Carrying Estimated
December 31, 2002                                                      Amount   Value   Fair Value
-----------------                                                     -------- -------- ----------
                                                                         (Dollars in millions)
Assets:
   Fixed maturities..................................................          $124,525  $124,525
   Equity securities.................................................          $  1,286  $  1,286
   Mortgage loans on real estate.....................................          $ 25,353  $ 27,935
   Policy loans......................................................          $  8,047  $  8,047
   Short-term investments............................................          $  1,199  $  1,199
   Cash and cash equivalents.........................................          $  1,106  $  1,106
   Mortgage loan commitments.........................................  $  859  $     --  $     12
   Commitments to fund partnership investments.......................  $1,667  $     --  $     --
Liabilities:
   Policyholder account balances.....................................          $ 34,706  $ 35,063
   Short-term debt...................................................          $    912  $    912
   Long-term debt....................................................          $  2,624  $  2,794
   Payable under securities loaned transactions......................          $ 16,321  $ 16,321
Other:
   Company-obligated mandatorily redeemable securities of subsidiary
     trusts..........................................................          $    277  $    310

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                                      Notional Carrying Estimated
December 31, 2001                                                      Amount   Value   Fair Value
-----------------                                                     -------- -------- ----------
                                                                         (Dollars in millions)
Assets:
   Fixed maturities..................................................          $110,601  $110,601
   Equity securities.................................................          $  3,027  $  3,027
   Mortgage loans on real estate.....................................          $ 24,626  $ 25,815
   Policy loans......................................................          $  7,894  $  7,894
   Short-term investments............................................          $  1,168  $  1,168
   Cash and cash equivalents.........................................          $  3,932  $  3,932
   Mortgage loan commitments.........................................  $  532  $     --  $     (4)
   Commitments to fund partnership investments.......................  $1,898  $     --  $     --
Liabilities:
   Policyholder account balances.....................................          $ 47,494  $ 47,833
   Short-term debt...................................................          $    345  $    345
   Long-term debt....................................................          $  2,380  $  2,442
   Payable under securities loaned transactions......................          $ 12,662  $ 12,662
Other:
   Company-obligated mandatorily redeemable securities of subsidiary
     trusts..........................................................          $    276  $    276

   The methods and assumptions used to estimate the fair values of financial instruments are summarized as follows:

  Fixed Maturities and Equity Securities

   The fair value of fixed maturities and equity securities are based upon quotations published by applicable stock exchanges or received from other reliable sources. For securities for which the market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

  Mortgage Loans on Real Estate, Mortgage Loan Commitments and Commitments to Fund Partnership Agreements

   Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, the estimated fair value is the net premium or discount of the commitments. Commitments to fund partnership agreements have no stated interest rate and are assumed to have a fair value of zero.

  Policy Loans

   The carrying values for policy loans approximate fair value.

  Cash and Cash Equivalents and Short-term Investments

   The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  Policyholder Account Balances

   The fair value of policyholder account balances are estimated by discounting expected future cash flows, based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Short-term and Long-term Debt, Payables Under Securities Loaned Transactions and Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

   The fair values of short-term and long-term debt, payables under securities loaned transactions and Company-obligated mandatorily redeemable securities of subsidiary trusts are determined by discounting expected future cash flows, using risk rates currently available for debt with similar terms and remaining maturities.

  Derivative Instruments

   The fair value of derivative instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, floors, foreign currency forwards, caps, floors, options and written covered calls are based upon quotations obtained from dealers or other reliable sources. See Note 4 for derivative fair value disclosures.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  Employee Benefit Plans

  Pension Benefit and Other Benefit Plans

   The Company is both the sponsor and administrator of defined benefit pension plans covering eligible employees and sales representatives of the Company. Retirement benefits are based upon years of credited service and final average earnings history.

   The Company also provides certain postemployment benefits and certain postretirement health care and life insurance benefits for retired employees through insurance contracts. Substantially all of the Company's employees may, in accordance with the plans applicable to the postretirement benefits, become eligible for these benefits if they attain retirement age, with sufficient service, while working for the Company.

                                                             December 31,
                                                    ------------------------------
                                                    Pension Benefits Other Benefits
                                                    --------------   --------------
                                                     2002     2001    2002    2001
                                                    ------   ------  ------  ------
                                                         (Dollars in millions)
Change in projected benefit obligation:
 Projected benefit obligation at beginning of year. $4,426   $4,145  $1,669  $1,542
   Service cost....................................    104      104      36      34
   Interest cost...................................    307      308     123     115
   Acquisitions and divestitures...................   (110)     (12)     --      --
   Actuarial losses................................    307      169     342      66
   Curtailments and terminations...................     (3)     (49)     (2)      9
   Change in benefits..............................     --       29    (168)     --
   Benefits paid...................................   (284)    (268)   (122)    (97)
                                                    ------   ------  ------  ------
 Projected benefit obligation at end of year.......  4,747    4,426   1,878   1,669
                                                    ------   ------  ------  ------
Change in plan assets:
 Contract value of plan assets at beginning of year  4,161    4,619   1,169   1,318
   Actual return on plan assets....................   (185)    (201)    (92)    (49)
   Acquisitions and divestitures...................   (110)     (12)     --      --
   Employer and participant contributions..........    426       23       1       1
   Benefits paid...................................   (284)    (268)   (113)   (101)
                                                    ------   ------  ------  ------
 Contract value of plan assets at end of year......  4,008    4,161     965   1,169
                                                    ------   ------  ------  ------
Under funded.......................................   (739)    (265)   (913)   (500)
Unrecognized net actuarial losses (gains)..........  1,507      693     262    (258)
Unrecognized prior service cost (credit)...........    101      116    (208)    (49)
                                                    ------   ------  ------  ------
Prepaid benefit (accrued) cost..................... $  869   $  544  $ (859) $ (807)
                                                    ======   ======  ======  ======
Qualified plan prepaid pension cost................ $1,164   $  805
Non-qualified plan accrued pension cost............   (341)    (323)
Unamortized prior service cost.....................     --       16
Accumulated other comprehensive loss...............     46       46
                                                    ------   ------
Prepaid benefit cost............................... $  869   $  544
                                                    ======   ======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The aggregate projected benefit obligation and aggregate contract value of plan assets for the pension plans were as follows:

                                         Qualified Plan   Non-Qualified Plan       Total
                                        ----------------  -----------------  ----------------
                                          2002     2001    2002      2001      2002     2001
                                        -------  -------   -----     -----   -------  -------
                                                      (Dollars in millions)
Aggregate projected benefit
  obligation........................... $(4,273) $(4,006) $(474)    $(420)   $(4,747) $(4,426)
Aggregate contract value of plan assets
  (principally Company contracts)......   4,008    4,161     --        --      4,008    4,161
                                        -------  -------   -----     -----   -------  -------
(Under) over funded.................... $  (265) $   155  $(474)    $(420)   $  (739) $  (265)
                                        =======  =======   =====     =====   =======  =======

   The assumptions used in determining the aggregate projected benefit obligation and aggregate contract value for the pension and other benefits were as follows:

                                             Pension Benefits   Other Benefits
                                             ---------------- ------------------
                                              2002    2001       2002     2001
                                             ------ --------- ---------- -------
                                                    (Dollars in millions)
Weighted average assumptions at December 31:
   Discount rate............................ 6.75%  6.9%-7.4% 6.5%-7.25% 6%-7.4%
   Expected rate of return on plan assets...  8%-9%   8%-9%    5.2%-9%    6%-9%
   Rate of compensation increase............ 4%-6%    4%-6%      N/A       N/A

   The assumed health care cost trend rates used in measuring the accumulated nonpension postretirement benefit obligation were as follows:

                                                December 31,
                               -----------------------------------------------
                                        2002                    2001
                               ---------------------- ------------------------
  Pre-Medicare eligible claims 9% down to 5% in 2010  9.5% down to 5% in 2010
  Medicare eligible claims.... 11% down to 5% in 2014 11.5% down to 5% in 2014

   Assumed health care cost trend rates may have a significant effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                        One Percent One Percent
                                                         Increase    Decrease
                                                        ----------- -----------
                                                         (Dollars in millions)
Effect on total of service and interest cost components     $10         $10
Effect on accumulated postretirement benefit obligation     $90         $88

   The components of net periodic benefit cost were as follows:

                                                 Pension Benefits     Other Benefits
                                               -------------------  -----------------
                                                2002   2001   2000  2002   2001  2000
                                               -----  -----  -----  ----  -----  ----
                                                        (Dollars in millions)
Service cost.................................. $ 104  $ 104  $  98  $ 36  $  34  $ 29
Interest cost.................................   307    308    291   123    115   113
Expected return on plan assets................  (354)  (402)  (420)  (93)  (108)  (97)
Amortization of prior actuarial losses (gains)    33     (2)   (19)   (9)   (27)  (22)
Curtailment cost (credit).....................    11     21     (3)    4      6     2
                                               -----  -----  -----  ----  -----  ----
Net periodic benefit cost (credit)............ $ 101  $  29  $ (53) $ 61  $  20  $ 25
                                               =====  =====  =====  ====  =====  ====

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Savings and Investment Plans

   The Company sponsors savings and investment plans for substantially all employees under which the Company matches a portion of employee contributions. The Company contributed $49 million, $55 million and $65 million for the years ended December 31, 2002, 2001 and 2000, respectively.

7.  Closed Block

   On the date of demutualization, Metropolitan Life established a closed block for the benefit of holders of certain individual life insurance policies of Metropolitan Life. Assets have been allocated to the closed block in an amount that has been determined to produce cash flows which, together with anticipated revenues from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of policyholder dividend scales in effect for 1999, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. At least annually, the Company compares actual and projected experience against the experience assumed in the then-current dividend scales. Dividend scales are adjusted periodically to give effect to changes in experience.

   The closed block assets, the cash flows generated by the closed block assets and the anticipated revenues from the policies in the closed block will benefit only the holders of the policies in the closed block. To the extent that, over time, cash flows from the assets allocated to the closed block and claims and other experience related to the closed block are, in the aggregate, more or less favorable than what was assumed when the closed block was established, total dividends paid to closed block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect for 1999 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to closed block policyholders and will not be available to stockholders. If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the closed block. The closed block will continue in effect as long as any policy in the closed block remains in-force. The expected life of the closed block is over 100 years.

   The Company uses the same accounting principles to account for the participating policies included in the closed block as it used prior to the date of demutualization. However, the Company establishes a policyholder dividend obligation for earnings that will be paid to policyholders as additional dividends as described below. The excess of closed block liabilities over closed block assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the estimated maximum future earnings from the closed block expected to result from operations attributed to the closed block after income taxes. Earnings of the closed block are recognized in income over the period the policies and contracts in the closed block remain in-force. Management believes that over time the actual cumulative earnings of the closed block will approximately equal the expected cumulative earnings due to the effect of dividend changes. If, over the period the closed block remains in existence, the actual cumulative earnings of the closed block is greater than the expected cumulative earnings of the closed block, the Company will pay the excess of the actual cumulative earnings of the closed block over the expected cumulative earnings to closed block policyholders as additional policyholder dividends unless offset by future unfavorable experience of the closed block and, accordingly, will recognize only the expected cumulative earnings in income with the excess recorded as a policyholder dividend obligation. If over such period, the actual cumulative earnings of the closed block is less than the expected cumulative earnings of the closed block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES expected cumulative earnings. Amounts reported for the period after demutualization are as of April 1, 2000 and for the period beginning on April 1, 2000 (the effect of transaction from April 1, 2000 through April 6, 2000 is not considered material).

   Closed block liabilities and assets designated to the closed block are as follows:

                                                                                               December 31,
                                                                                             --------------------
                                                                                               2002       2001
                                                                                              -------    -------
                                                                                             (Dollars in millions)
CLOSED BLOCK LIABILITIES
Future policy benefits...................................................................... $41,207    $40,325
Other policyholder funds....................................................................     279        321
Policyholder dividends payable..............................................................     719        757
Policyholder dividend obligation............................................................   1,882        708
Payables under securities loaned transactions...............................................   4,851      3,350
Other liabilities...........................................................................     433         90
                                                                                              -------    -------
       Total closed block liabilities.......................................................  49,371     45,551
                                                                                              -------    -------
ASSETS DESIGNATED TO THE CLOSED BLOCK
Investments:
   Fixed maturities available-for-sale, at fair value (amortized cost: $28,334 and $25,761,
     respectively)..........................................................................  29,981     26,331
   Equity securities, at fair value (amortized cost: $236 and $240, respectively)...........     218        282
   Mortgage loans on real estate............................................................   7,032      6,358
   Policy loans.............................................................................   3,988      3,898
   Short-term investments...................................................................      24        170
   Other invested assets....................................................................     604        159
                                                                                              -------    -------
       Total investments....................................................................  41,847     37,198
Cash and cash equivalents...................................................................     435      1,119
Accrued investment income...................................................................     540        550
Deferred income taxes.......................................................................   1,151      1,060
Premiums and other receivables..............................................................     130        244
                                                                                              -------    -------
       Total assets designated to the closed block..........................................  44,103     40,171
                                                                                              -------    -------
Excess of closed block liabilities over assets designated to the closed block...............   5,268      5,380
                                                                                              -------    -------
Amounts included in accumulated other comprehensive loss:
   Net unrealized investment gains, net of deferred income tax of $577 and $219,
     respectively...........................................................................   1,047        389
   Unrealized derivative gains, net of deferred income tax of $7 and $9, respectively.......      13         17
   Allocated to policyholder dividend obligation, net of deferred income tax of $668 and
     $255, respectively.....................................................................  (1,214)      (453)
                                                                                              -------    -------
                                                                                                (154)       (47)
                                                                                              -------    -------
Maximum future earnings to be recognized from closed block assets and liabilities........... $ 5,114    $ 5,333
                                                                                              =======    =======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Information regarding the policyholder dividend obligation is as follows:



                                                                                      For the period
                                                                        Years ended   April 7, 2000
                                                                        December 31,     through
                                                                       -------------   December 31,
                                                                        2002    2001       2000
                                                                       ------  -----  --------------
                                                                           (Dollars in millions)
Balance at beginning of period........................................ $  708  $ 385       $ --
Impact on net income before amounts allocable to policyholder dividend
  obligation..........................................................    157    159         85
Net investment losses.................................................   (157)  (159)       (85)
Change in unrealized investment and derivative gains..................  1,174    323        385
                                                                       ------  -----       ----
Balance at end of period.............................................. $1,882  $ 708       $385
                                                                       ======  =====       ====

   Closed block revenues and expenses were as follows:

                                                                                             For the period
                                                                               Years ended   April 7, 2000
                                                                               December 31,     through
                                                                              -------------   December 31,
                                                                               2002   2001        2000
                                                                              ------ ------  --------------
                                                                                  (Dollars in millions)
REVENUES
Premiums..................................................................... $3,551 $3,658      $2,900
Net investment income and other revenues.....................................  2,568  2,555       1,789
Net investment gains (losses) (net of amounts allocable to the policyholder
  dividend obligation of $(157), $(159) and $(85), respectively).............    168    (20)       (150)
                                                                              ------ ------      ------
   Total revenues............................................................  6,287  6,193       4,539
                                                                              ------ ------      ------
EXPENSES
Policyholder benefits and claims.............................................  3,770  3,862       2,874
Policyholder dividends.......................................................  1,573  1,544       1,132
Change in policyholder dividend obligation (excludes amounts directly related
  to net investment losses of $(157), $(159) and $(85), respectively)........    157    159          85
Other expenses...............................................................    310    352         265
                                                                              ------ ------      ------
   Total expenses............................................................  5,810  5,917       4,356
                                                                              ------ ------      ------
Revenues net of expenses before income taxes.................................    477    276         183
Income taxes.................................................................    173     97          67
                                                                              ------ ------      ------
Revenues net of expenses and income taxes.................................... $  304 $  179      $  116
                                                                              ====== ======      ======

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The change in maximum future earnings of the closed block was as follows:

                                                          For the period
                                            Years ended   April 7, 2000
                                           December 31,      through
                                          --------------   December 31,
                                           2002    2001        2000
                                          ------  ------  --------------
                                              (Dollars in millions)
       Balance at the end of period...... $5,114  $5,333      $5,512
       Less:
          Reallocation of assets.........     85      --          --
          Balance at beginning of period.  5,333   5,512       5,628
                                          ------  ------      ------
       Change during period.............. $ (304) $ (179)     $ (116)
                                          ======  ======      ======

   During the year ended December 31, 2002, the allocation of assets to the closed block was revised to appropriately classify assets in accordance with the plan of demutualization. The reallocation of assets had no impact on consolidated assets or liabilities.

   Metropolitan Life charges the closed block with Federal income taxes, state and local premium taxes, and other additive state or local taxes, as well as investment management expenses relating to the closed block as provided in the plan of demutualization. Metropolitan Life also charges the closed block for expenses of maintaining the policies included in the closed block.

   Many of the derivative instrument strategies used by the Company are also used for the closed block. The table below provides a summary of the notional amount and fair value of derivatives by hedge accounting classification at:

                          December 31, 2002           December 31, 2001
                     --------------------------- ---------------------------
                                  Fair Value                  Fair Value
                     Notional ------------------ Carrying ------------------
                      Amount  Assets Liabilities  Value   Assets Liabilities
                     -------- ------ ----------- -------- ------ -----------
                                      (Dollars in millions)
    By Type of Hedge
    Fair value......   $ --    $--       $--       $ --    $--       $--
    Cash flow.......    128      2        11        171     22        --
    Non-qualifying..    258     32         2        112     13         5
                       ----    ---       ---       ----    ---       ---
       Total........   $386    $34       $13       $283    $35       $ 5
                       ====    ===       ===       ====    ===       ===

   The amounts accumulated in other comprehensive loss relating to cash flow hedges were gains of $21 million for both the years ended December 31, 2002 and 2001. During the year ended December 31, 2002, the Company recognized other comprehensive gains of $4 million relating to the effective portion of cash flow hedges. Reclassifications are recognized over the life of the hedged item. During the year ended December 31, 2002, $4 million of other comprehensive loss was reclassified into net investment income. Approximately $3 million of the gains reported in accumulated other comprehensive loss is expected to be reclassified into net investment income during the year ending December 31, 2003, as the underlying investments mature or expire according to their original terms.

   For the years ended December 31, 2002 and 2001, the Company recognized net investment losses of $11 million and net investment gains of $5 million, respectively, from derivatives not qualifying as accounting hedges. The use of these non-speculative derivatives is permitted by the Department.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The cumulative effect of the adoption of SFAS 133, as of January 1, 2001, resulted in $11 million of other comprehensive income, net of income taxes of $6 million.

8.  Separate Accounts

   Separate accounts include two categories of account types: non-guaranteed separate accounts totaling $39,157 million and $48,912 million at December 31, 2002 and 2001, respectively, for which the policyholder assumes the investment risk, and guaranteed separate accounts totaling $14,755 million and $13,802 million at December 31, 2002 and 2001, respectively, for which the Company contractually guarantees either a minimum return or account value to the policyholder.

   Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $463 million, $564 million and $667 million for the years ended December 31, 2002, 2001 and 2000, respectively. Guaranteed separate accounts consisted primarily of Met Managed Guaranteed Interest Contracts and participating close out contracts. The average interest rates credited on these contracts were 4.8% and 7.0% at December 31, 2002 and 2001, respectively. The assets that support these liabilities were comprised of $12,531 million and $11,888 million in fixed maturities at December 31, 2002 and 2001, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of early withdrawals to invest in instruments yielding a higher return, these investment products carry a graded surrender charge as well as a market value adjustment.

9.  Debt

   Debt consisted of the following:

                                                                                  December 31,
                                                                                  -------------
                                                                                   2002   2001
                                                                                  ------ ------
                                                                                   (Dollars in
                                                                                    millions)
Surplus notes, interest rates ranging from 6.30% to 7.88%, maturity dates ranging from 2003 to 2025.............................................................. $1,632 $1,630
Capital notes payable to the Holding Company, interest rate of 7.13%, maturity
  dates ranging from 2032 to 2033................................................    500     --
Senior notes, interest rates ranging from 6.75% to 7.25%, maturity dates ranging
  from 2006 to 2011..............................................................    298    298
Investment related exchangeable debt, interest rate of 4.90%.....................     --    195
Fixed rate notes, interest rates ranging from 4.39% to 12.00%, maturity dates
  ranging from 2005 to 2019......................................................     33     87
Capital lease obligations........................................................     21     23
Other notes with varying interest rates..........................................    140    147
                                                                                  ------ ------
Total long-term debt.............................................................  2,624  2,380
Total short-term debt............................................................    912    345
                                                                                  ------ ------
   Total......................................................................... $3,536 $2,725
                                                                                  ====== ======

   The Company maintains committed and unsecured credit facilities aggregating $2,434 million ($1,140 million expiring in 2003 and $1,294 million expiring in 2005). If these facilities were drawn upon, they would bear interest at rates stated in the agreements. The facilities can be used for general corporate purposes and also

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES provide support for the Company's commercial paper program. At December 31, 2002, the Company had drawn approximately $28 million under the facilities expiring in 2005 at interest rates ranging from 4.39% to 5.57%. At December 31, 2002, the Company had approximately $508 million in letters of credit from various banks.

   Payments of interest and principal on the surplus notes, subordinated to all other indebtedness, may be made only with the prior approval of the insurance department of the state of domicile. Subject to the prior approval of the Superintendent, the $300 million 7.45% surplus notes due 2023 may be redeemed, in whole or in part, at the election of Metropolitan Life at any time on or after November 1, 2003 and, if redeemed prior to November 2013, would include a premium.

   The investment-related exchangeable debt instrument is payable in cash or by delivery of an underlying security owned by the Company. The amount of the debt payable at maturity is greater than the principal of the debt if the market value of the underlying security appreciates above certain levels at the date of debt repayment as compared to the market value of the underlying security at the date of debt issuance. At December 31, 2001, the underlying security pledged as collateral had a market value of $240 million.

   The aggregate maturities of long-term debt for the Company are $405 million in 2003, $9 million in 2004, $392 million in 2005, $100 million in 2006, $4 million in 2007 and $1,714 million thereafter.

   Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 1.4% and a weighted average maturity of 63 days at December 31, 2002. Short-term debt of the Company consisted of commercial paper with a weighted average interest rate of 2.1% and a weighted average maturity of 87 days at December 31, 2001. The Company also has other collaterlized borrowings with a weighted average coupon rate of 5.83% and a weighted average maturity of 34 days at December 31, 2002. Such securities had a weighted average coupon rate of 7.25% and a weighted average maturity of 30 days at December 31, 2001.

   Interest expense related to the Company's indebtedness included in other expenses was $208 million, $313 million and $417 million for the years ended December 31, 2002, 2001 and 2000, respectively.

10.  Company-Obligated Mandatorily Redeemable Securities of Subsidiary Trusts

   GenAmerica Capital I. In June 1997, GenAmerica Corporation ("GenAmerica") issued $125 million of 8.525% capital securities through a wholly-owned subsidiary trust, GenAmerica Capital I. GenAmerica has fully and unconditionally guaranteed, on a subordinated basis, the obligation of the trust under the capital securities and is obligated to mandatorily redeem the securities on June 30, 2027. GenAmerica may prepay the securities any time after June 30, 2007. Capital securities outstanding were $119 million and $118 million, net of unamortized discounts of $6 million and $7 million at December 31, 2002 and 2001, respectively. Interest expense on these instruments is included in other expenses and was $11 million for each of the years ended December 31, 2002, 2001 and 2000.

   RGA Capital Trust I. In December 2001, a subsidiary of the Company, RGA, through its wholly-owned trust, RGA Capital Trust I (the "Trust"), issued 4,500,000 Preferred Income Equity Redeemable Securities ("PIERS") Units. Each PIERS unit consists of (i) a preferred security issued by the Trust, having a stated liquidation amount of $50 per unit, representing an undivided beneficial ownership interest in the assets of the Trust, which consist solely of junior subordinated debentures issued by RGA which have a principal amount at maturity of $50 and a stated maturity of March 18, 2051, and (ii) a warrant to purchase, at any time prior to December 15, 2050, 1.2508 shares of RGA stock at an exercise price of $50. The fair market value of the warrant on the issuance date was $14.87 and is detachable from the preferred security. RGA fully and unconditionally guarantees, on a subordinated basis, the obligations of the Trust under the preferred securities. The preferred

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES securities and subordinated debentures were issued at a discount (original issue discount) to the face or liquidation value of $14.87 per security. The securities will accrete to their $50 face/liquidation value over the life of the security on a level yield basis. The weighted average effective interest rate on the preferred securities and the subordinated debentures is 8.25% per annum. Capital securities outstanding were $158 million, net of unamortized discount of $67 million, at both December 31, 2002 and 2001.

11.  Commitments, Contingencies and Guarantees

  Litigation

   Sales Practices Claims

   Over the past several years, Metropolitan Life, New England Mutual Life Insurance Company ("New England Mutual") and General American Life Insurance Company ("General American") have faced numerous claims, including class action lawsuits, alleging improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as "sales practices claims."

   In December 1999, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies and annuity contracts or certificates issued pursuant to individual sales in the United States by Metropolitan Life, Metropolitan Insurance and Annuity Company or Metropolitan Tower Life Insurance Company between January 1, 1982 and December 31, 1997. The class includes owners of approximately six million in-force or terminated insurance policies and approximately one million in-force or terminated annuity contracts or certificates.

   Similar sales practices class actions against New England Mutual, with which Metropolitan Life merged in 1996, and General American, which was acquired in 2000, have been settled. In October 2000, a federal court approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by New England Mutual between January 1, 1983 through August 31, 1996. The class includes owners of approximately 600,000 in-force or terminated policies. A federal court has approved a settlement resolving sales practices claims on behalf of a class of owners of permanent life insurance policies issued by General American between January 1, 1982 through December 31, 1996. An appellate court has affirmed the order approving the settlement. The class includes owners of approximately 250,000 in-force or terminated policies. Implementation of the General American class action settlement is proceeding.

   Certain class members have opted out of the class action settlements noted above and have brought or continued non-class action sales practices lawsuits. In addition, other sales practices lawsuits have been brought. As of December 31, 2002, there are approximately 420 sales practices lawsuits pending against Metropolitan Life, approximately 60 sales practices lawsuits pending against New England Mutual and approximately 35 sales practices lawsuits pending against General American. Metropolitan Life, New England Mutual and General American continue to defend themselves vigorously against these lawsuits. Some individual sales practices claims have been resolved through settlement, won by dispositive motions, or, in a few instances, have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance may be commenced in the future.

   The Metropolitan Life class action settlement did not resolve two putative class actions involving sales practices claims filed against Metropolitan Life in Canada, and these actions remain pending. In March 2002, a purported class action complaint was filed in a federal court in Kansas by S-G Metals Industries, Inc. ("S-G Metals") against New England Mutual. The complaint seeks certification of a class on behalf of corporations and

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES banks that purchased participating life insurance policies, as well as persons who purchased participating policies for use in pension plans or through work site marketing. These policyholders were not part of the New England Mutual class action settlement noted above. The action was transferred to a federal court in Massachusetts. New England Mutual moved to dismiss the case and in November 2002, the federal district court dismissed the case. S-G Metals has filed a notice of appeal. New England Mutual intends to continue to defend itself vigorously against the case.

   The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices claims against Metropolitan Life, New England Mutual and General American.

   Regulatory authorities in a small number of states have had investigations or inquiries relating to Metropolitan Life's, New England Mutual's or General American's sales of individual life insurance policies or annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief. The Company may continue to resolve investigations in a similar manner.

   Asbestos-Related Claims

   Metropolitan Life is a defendant in thousands of lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. Metropolitan Life has never engaged in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products nor has Metropolitan Life issued liability or workers' compensation insurance to companies in the business of manufacturing, producing, distributing or selling asbestos or asbestos-containing products. Rather, these lawsuits have principally been based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life's employees during the period from the 1920's through approximately the 1950's and alleging that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Metropolitan Life believes that it should not have legal liability in such cases.

   Legal theories asserted against Metropolitan Life have included negligence, intentional tort claims and conspiracy claims concerning the health risks associated with asbestos. Although Metropolitan Life believes it has meritorious defenses to these claims, and has not suffered any adverse monetary judgments in respect of these claims, due to the risks and expenses of litigation, almost all past cases have been resolved by settlements. Metropolitan Life's defenses (beyond denial of certain factual allegations) to plaintiffs' claims include that: (i) Metropolitan Life owed no duty to the plaintiffs--it had no special relationship with the plaintiffs and did not manufacture, produce, distribute or sell the asbestos products that allegedly injured plaintiffs; (ii) plaintiffs cannot demonstrate justifiable detrimental reliance; and (iii) plaintiffs cannot demonstrate proximate causation. In defending asbestos cases, Metropolitan Life selects various strategies depending upon the jurisdictions in which such cases are brought and other factors which, in Metropolitan Life's judgment, best protect Metropolitan Life's interests. Strategies include seeking to settle or compromise claims, motions challenging the legal or factual basis for such claims or defending on the merits at trial. In early 2002 and in early 2003, two trial courts granted motions dismissing claims against Metropolitan Life on some or all of the above grounds. Other courts have denied motions brought by Metropolitan Life to dismiss cases without the necessity of trial. There can be no assurance that Metropolitan Life will receive favorable decisions on motions in the future. Metropolitan Life intends to continue to exercise its best judgment regarding settlement or defense of such cases, including when trials of these cases are appropriate.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table sets forth the total number of asbestos personal injury claims pending against Metropolitan Life as of the dates indicated, the number of new claims during the years ended on those dates and the total settlement payments made to resolve asbestos personal injury claims during those years:

                                                             At or for the years ended
                                                                   December 31,
                                                             ------------------------
                                                               2002     2001    2000
                                                             --------  ------- -------
Asbestos personal injury claims at year end (approximate)...  106,500   89,000  73,000
Number of new claims during the year (approximate)..........   66,000   59,500  54,500
Settlement payments during the year (dollars in millions)(1) $   95.1  $  90.7 $  71.1

--------
(1) Settlement payments represent payments made by Metropolitan Life during the year in connection with settlements made in that year and in prior years. Amounts do not include Metropolitan Life's attorneys' fees and expenses and do not reflect amounts received from insurance carriers.

   During the fourth quarter of 2002, Metropolitan Life analyzed its claims experience and reviewed external publications and numerous variables to identify trends and assessed their impact on its recorded asbestos liability. Certain publications suggest a trend towards more asbestos-related claims and a greater awareness of asbestos litigation generally by potential plaintiffs and plaintiffs' lawyers. Plaintiffs' lawyers continue to advertise heavily with respect to asbestos litigation. Bankruptcies and reorganizations of other defendants in asbestos litigation may increase the pressures on remaining defendants, including Metropolitan Life. Through the first nine months of 2002, the number of new claims received by Metropolitan Life was lower than those received during the comparable 2001 period. However, the number of new claims received by Metropolitan Life during the fourth quarter of 2002 was significantly higher than those received in the prior year quarter, resulting in more new claims being received by Metropolitan Life in 2002 than in 2001. Factors considered also included expected trends in filing cases, the dates of initial exposure of plaintiffs to asbestos, the likely percentage of total asbestos claims which included Metropolitan Life as a defendant and experience in claims settlement negotiations.

   Metropolitan Life also considered views derived from actuarial calculations it made in the fourth quarter of 2002. These calculations were made using, among other things, current information regarding Metropolitan Life's claims and settlement experience, information available in public reports, as well as a study regarding the possible future incidence of mesothelioma. Based on all of the above information, including greater than expected claims experience over the last three years, Metropolitan Life expects to receive more claims in the future than it had previously expected. Previously, Metropolitan Life's liability reflected that the increase in asbestos-related claims was a result of an acceleration in the reporting of such claims; the liability now reflects that such an increase is also the result of an increase in the total number of asbestos-related claims expected to be received by Metropolitan Life. Accordingly, Metropolitan Life increased its recorded liability for asbestos-related claims by $402 million from approximately $820 million to $1,225 million at December 31, 2002. This total recorded asbestos-related liability (after the self-insured retention) is within the coverage of the excess insurance policies discussed below.

   During 1998, Metropolitan Life paid $878 million in premiums for excess insurance policies for asbestos-related claims. The excess insurance policies for asbestos-related claims provide for recovery of losses up to $1,500 million, which is in excess of a $400 million self-insured retention. The asbestos-related policies are also subject to annual and per-claim sublimits. Amounts are recoverable under the policies annually with respect to claims paid during the prior calendar year. Although amounts paid by Metropolitan Life in any given year that may be recoverable in the next calendar year under the policies will be reflected as a reduction in the Company's operating cash flows for the year in which they are paid, management believes that the payments will not have a material adverse effect on the Company's liquidity.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Each asbestos-related policy contains an experience fund and a reference fund that provides for payments to the Company at the commutation date if the reference fund is greater than zero at commutation or pro rata reductions from time to time in the loss reimbursements to the Company if the cumulative return on the reference fund is less than the return specified in the experience fund. The return in the reference fund is tied to performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index. A claim will be made under the excess insurance policies in 2003 for the amounts paid with respect to asbestos litigation in excess of the retention. Based on performance of the reference fund, at December 31, 2002, the loss reimbursements to the Company in 2003 and the amount recoverable with respect to later periods will be $42 million less than the amount of the recorded losses. Such foregone loss reimbursements may be recovered upon commutation depending upon future performance of the reference fund. The foregone loss reimbursements are estimated to be $9 million with respect to 2002 claims and $42 million in the aggregate.

   The $402 million increase in the recorded liability for asbestos claims less the foregone loss reimbursement adjustment of $42 million ($27 million net of income tax) resulted in an increase in the recoverable of $360 million. At December 31, 2002, a portion ($136 million) of the $360 million recoverable was recognized in income while the remainder ($224 million) was recorded as a deferred gain which is expected to be recognized in income in the future over the estimated settlement period of the excess insurance policies. The $402 million increase in the recorded liability, less the portion of the recoverable recognized in income, resulted in a net expense of $266 million ($169 million net of income tax). The $360 million recoverable may change depending on the future performance of the Standard & Poor's 500 Index and the Lehman Brothers Aggregate Bond Index.

   As a result of the excess insurance policies, $1,237 million is recorded as a recoverable at December 31, 2002 ($224 million of which is recorded as a deferred gain as mentioned above); the amount includes recoveries expected to be obtained in 2003 for amounts paid in 2002. If at some point in the future, the Company believes the liability for probable and estimable losses for asbestos-related claims should be increased, an expense would be recorded and the insurance recoverable would be adjusted subject to the terms, conditions and limits of the excess insurance policies. Portions of the change in the insurance recoverable would be recorded as a deferred gain and amortized into income over the estimated remaining settlement period of the insurance policies.

   The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for asbestos-related claims. The ability of Metropolitan Life to estimate its ultimate asbestos exposure is subject to considerable uncertainty due to numerous factors. The availability of data is limited and it is difficult to predict with any certainty numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts.

   Recent bankruptcies of other companies involved in asbestos litigation, as well as advertising by plaintiffs' asbestos lawyers, may be resulting in an increase in the number of claims and the cost of resolving claims, as well as the number of trials and possible adverse verdicts Metropolitan Life may experience. Plaintiffs are seeking additional funds from defendants, including Metropolitan Life, in light of such recent bankruptcies by certain other defendants. It is likely that bills will be introduced in 2003 in the United States Congress to reform asbestos litigation. While the Company strongly supports reform efforts, there can be no assurance that legislative reforms will be enacted. Metropolitan Life will continue to study its claims experience, review external literature regarding asbestos claims experience in the United States and consider numerous variables that can affect its asbestos liability exposure, including bankruptcies of other companies involved in asbestos litigation and legislative and judicial developments, to identify trends and to assess their impact on the recorded asbestos liability.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The number of asbestos cases that may be brought or the aggregate amount of any liability that Metropolitan Life may ultimately incur is uncertain. Accordingly, it is reasonably possible that the Company's total exposure to asbestos claims may be greater than the liability recorded by the Company in its consolidated financial statements and that future charges to income may be necessary. While the potential future charges could be material in particular quarterly or annual periods in which they are recorded, based on information currently known by management, it does not believe any such charges are likely to have a material adverse effect on the Company's consolidated financial position.

   Property and Casualty Actions

   Purported class action suits involving claims by policyholders for the alleged diminished value of automobiles after accident-related repairs have been filed in Rhode Island, Texas, Georgia and Tennessee against Metropolitan Property and Casualty Insurance Company. Rhode Island and Texas trial courts denied plaintiffs' motions for class certification and a hearing on plaintiffs' motion in Tennessee for class certification is to be scheduled. A settlement has been reached in the Georgia class action; the Company determined to settle the case in light of a Georgia Supreme Court decision involving another insurer. The settlement is being implemented. A purported class action has been filed against Metropolitan Property and Casualty Insurance Company's subsidiary, Metropolitan Casualty Insurance Company, in Florida. The complaint alleges breach of contract and unfair trade practices with respect to allowing the use of parts not made by the original manufacturer to repair damaged automobiles. Discovery is ongoing and a motion for class certification is pending. Total loss valuation methods are the subject of national class actions involving other insurance companies. A Pennsylvania state court purported class action lawsuit filed in 2001 alleges that Metropolitan Property and Casualty Insurance Company improperly took depreciation on partial homeowner losses where the insured replaced the covered item. The court has dismissed the action. An appeal has been filed. Metropolitan Property and Casualty Insurance Company and Metropolitan Casualty Insurance Company are vigorously defending themselves against these lawsuits.

   Demutualization Actions

   Several lawsuits were brought in 2000 challenging the fairness of Metropolitan Life's plan of reorganization and the adequacy and accuracy of Metropolitan Life's disclosure to policyholders regarding the plan. These actions name as defendants some or all of Metropolitan Life, the Holding Company, the individual directors, the Superintendent and the underwriters for MetLife, Inc.'s initial public offering, Goldman Sachs & Company and Credit Suisse First Boston. Five purported class actions pending in the New York state court in New York County were consolidated within the commercial part. In addition, there remained a separate purported class action in New York state court in New York County. Another purported class action in New York state court in Kings County has been voluntarily held in abeyance by plaintiffs. The plaintiffs in the state court class actions seek injunctive, declaratory and compensatory relief, as well as an accounting and, in some instances, punitive damages. Some of the plaintiffs in the above described actions also have brought a proceeding under Article 78 of New York's Civil Practice Law and Rules challenging the Opinion and Decision of the Superintendent who approved the plan. In this proceeding, petitioners seek to vacate the Superintendent's Opinion and Decision and enjoin him from granting final approval of the plan. This case also is being held in abeyance by plaintiffs. Another purported class action was filed in New York state court in New York County on behalf of a purported class of beneficiaries of Metropolitan Life annuities purchased to fund structured settlements claiming that the class members should have received common stock or cash in connection with the demutualization. Metropolitan Life's motion to dismiss this case was granted in a decision filed on October 31, 2002. Plaintiff has withdrawn her notice of appeal. Three purported class actions were filed in the United States District Court for the Eastern District of New York claiming violation of the Securities Act of 1933. The plaintiffs in these actions, which have been consolidated, claim that the Policyholder Information Booklets relating to the plan failed to disclose certain material facts and seek rescission and compensatory damages. Metropolitan Life's motion to dismiss these three cases was denied in 2001. On February 4, 2003, plaintiffs filed a consolidated amended complaint adding a fraud

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES claim under the Securities Exchange Act of 1934. A purported class action also was filed in the United States District Court for the Southern District of New York seeking damages from Metropolitan Life and the Holding Company for alleged violations of various provisions of the Constitution of the United States in connection with the plan of reorganization. In 2001, pursuant to a motion to dismiss filed by Metropolitan Life, this case was dismissed by the District Court. In January 2003, the United States Court of Appeals for the Second Circuit affirmed the dismissal. Metropolitan Life, the Holding Company and the individual defendants believe they have meritorious defenses to the plaintiffs' claims and are contesting vigorously all of the plaintiffs' claims in these actions.

   In 2001, a lawsuit was filed in the Superior Court of Justice, Ontario, Canada on behalf of a proposed class of certain former Canadian policyholders against the Holding Company, Metropolitan Life, and Metropolitan Life Insurance Company of Canada. Plaintiffs' allegations concern the way that their policies were treated in connection with the demutualization of Metropolitan Life; they seek damages, declarations, and other non-pecuniary relief. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest vigorously all of plaintiffs' claims in this matter.

   In July 2002, a lawsuit was filed in the United States District Court for the Eastern District of Texas on behalf of a proposed class comprised of the settlement class in the Metropolitan Life sales practices class action settlement approved in December 1999 by the United States District Court for the Western District of Pennsylvania. The Holding Company, Metropolitan Life, the trustee of the policyholder trust, and certain present and former individual directors and officers of Metropolitan Life are named as defendants. Plaintiffs' allegations concern the treatment of the cost of the settlement in connection with the demutualization of Metropolitan Life and the adequacy and accuracy of the disclosure, particularly with respect to those costs. Plaintiffs seek compensatory, treble and punitive damages, as well as attorneys' fees and costs. The defendants' motion to transfer the lawsuit to the Western District of Pennsylvania was granted on February 14, 2003. The defendants' motion to dismiss is pending. Plaintiffs have filed a motion for class certification which the Texas court has adjourned. The defendants believe they have meritorious defenses to the plaintiffs' claims and will contest them vigorously.

   Race-Conscious Underwriting Claims

   Insurance Departments in a number of states initiated inquiries in 2000 about possible race-conscious underwriting of life insurance. These inquiries generally have been directed to all life insurers licensed in their respective states, including Metropolitan Life and certain of its subsidiaries. The New York Insurance Department has concluded its examination of Metropolitan Life concerning possible past race-conscious underwriting practices. Metropolitan Life has cooperated fully with that inquiry. Four purported class action lawsuits filed against Metropolitan Life in 2000 and 2001 alleging racial discrimination in the marketing, sale, and administration of life insurance policies have been consolidated in the United States District Court for the Southern District of New York. The plaintiffs seek unspecified monetary damages, punitive damages, reformation, imposition of a constructive trust, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices and adjust policy values, and other relief. Metropolitan Life has entered into settlement agreements to resolve the regulatory examination and the actions pending in the United States District Court for the Southern District of New York. The class action settlement, which has received preliminary approval from the court, must receive final approval before it can be implemented. A fairness hearing was held on February 7, 2003. The regulatory settlement agreement is conditioned upon final approval of the class action settlement. Metropolitan Life recorded a charge in the fourth quarter of 2001 in connection with the anticipated resolution of these matters and believes that charge is adequate to cover the costs associated with these settlements.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Sixteen lawsuits involving approximately 125 plaintiffs have been filed in federal and state court in Alabama, Mississippi and Tennessee alleging federal and/or state law claims of racial discrimination in connection with the sale, formation, administration or servicing of life insurance policies. Metropolitan Life is contesting vigorously plaintiffs' claims in these actions.

   Other

   In 2001, a putative class action was filed against Metropolitan Life in the United States District Court for the Southern District of New York alleging gender discrimination and retaliation in the MetLife Financial Services unit of the Individual segment. The plaintiffs seek unspecified compensatory damages, punitive damages, a declaration that the alleged practices are discriminatory and illegal, injunctive relief requiring Metropolitan Life to discontinue the alleged discriminatory practices, an order restoring class members to their rightful positions (or appropriate compensation in lieu thereof), and other relief. Metropolitan Life is vigorously defending itself against these allegations.

   A lawsuit has been filed against Metropolitan Life in Ontario, Canada by Clarica Life Insurance Company regarding the sale of the majority of Metropolitan Life's Canadian operation to Clarica in 1998. Clarica alleges that Metropolitan Life breached certain representations and warranties contained in the sale agreement, that Metropolitan Life made misrepresentations upon which Clarica relied during the negotiations and that Metropolitan Life was negligent in the performance of certain of its obligations and duties under the sale agreement. Metropolitan Life is vigorously defending itself against this lawsuit.

   A putative class action lawsuit is pending in the United States District Court for the District of Columbia, in which plaintiffs allege that they were denied certain ad hoc pension increases awarded to retirees under the Metropolitan Life retirement plan. The ad hoc pension increases were awarded only to retirees (i.e., individuals who were entitled to an immediate retirement benefit upon their termination of employment) and were not available to individuals like plaintiffs whose employment, or whose spouses' employment, had terminated before they became eligible for an immediate retirement benefit. The district court denied the parties' cross-motions for summary judgment to allow for discovery. Discovery has not yet commenced pending the court's ruling as to the timing of a class certification motion. The plaintiffs seek to represent a class consisting of former Metropolitan Life employees, or their surviving spouses, who are receiving deferred vested annuity payments under the retirement plan and who were allegedly eligible to receive the ad hoc pension increases awarded in 1977, 1980, 1989, 1992, 1996 and 2001, as well as increases awarded in earlier years. Metropolitan Life is vigorously defending itself against these allegations.

   A reinsurer of universal life policy liabilities of Metropolitan Life and certain affiliates is seeking rescission and has commenced an arbitration proceeding claiming that, during underwriting, material misrepresentations or omissions were made. The reinsurer also has sent a notice purporting to increase reinsurance premium rates. Metropolitan Life and these affiliates intend to vigorously defend themselves against the claims of the reinsurer, including the purported rate increase.

   Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Summary

   It is not feasible to predict or determine the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters referred to above, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's consolidated financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  Leases

   In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants is contingent upon the level of the tenants' sales revenues. Additionally, the Company, as lessee, has entered into various lease and sublease agreements for office space, data processing and other equipment. Future minimum rental and sublease income, and minimum gross rental payments relating to these lease agreements were as follows:

                    Rental Income Sublease Income Gross Rental Payments
                    ------------- --------------- ---------------------
                                   (Dollars in millions)
         2003......    $  540           $14               $184
         2004......       510            12                160
         2005......       464            11                145
         2006......       428            10                130
         2007......       379             9                114
         Thereafter     1,724             8                643

  Commitments to Fund Partnership Investments

   The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1,667 million and $1,898 million at December 31, 2002 and 2001, respectively. The Company anticipates that these amounts will be invested in the partnerships over the next three to five years.

  Guarantees

   In the course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future.

   In the context of disposition transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from $1 million to $800 million, while in other cases such limitations are not specified or applicable. Since certain of

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount due under these guarantees in the future.

   In addition, Metropolitan Life and its subsidiaries indemnify their respective directors and officers as provided in their charters and by-laws. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount due under these indemnities in the future.

   The Company has not recorded any liability for these indemnities, guarantees and commitments in the accompanying consolidated balance sheets at December 31, 2002 or 2001.

12.  Acquisitions and Dispositions

  Dispositions

   In December 2002, the Company completed its sales of Cova Corporation, MetLife Investors Group, Inc., MetLife International Holdings, Inc., Walnut Street Securities, Inc., Seguros Genesis S.A., MetLife Pensiones S.A. and Metropolitan Life Seguros de Vida S.A. to the Holding Company. The amount received in excess of book value of $149 million was recorded as a capital contribution from the Holding Company. Total assets and total liabilities of the entities sold at the date of sale were $17,853 million and $16,545 million, respectively. Total revenues of the entities sold included in the consolidated statements of income were $1,648 million, $1,463 million, and $1,256 million for the years ended December 31, 2002, 2001 and 2000, respectively.

   In December 2001, the Company completed its sale of MIAC to the Holding Company. The amount received in excess of book value of $96 million was recorded as a capital contribution from the Holding Company. Total assets and total liabilities of MIAC at the date of sale were $6,240 million and $5,219 million, respectively. Total revenues of MIAC included in the consolidated statements of income were $391 million and $509 million for the years ended December 31, 2001 and 2000, respectively.

   In July 2001, the Company completed its sale of Conning Corporation ("Conning"), an affiliate acquired in the acquisition of GenAmerica Financial Corporation ("GenAmerica"). Conning specialized in asset management for insurance company investment portfolios and investment research. The Company received $108 million in the transaction and reported a gain of approximately $25 million in the third quarter of 2001.

   In October 2000, the Company completed the sale of its 48% ownership interest in its affiliates, Nvest, L.P. and Nvest Companies L.P. This transaction resulted in an investment gain of $663 million.

  Acquisitions

   In January 2000, Metropolitan Life completed its acquisition of GenAmerica, a holding company which included General American Life Insurance Company, approximately 49% of the outstanding shares of RGA common stock, and 61% of the outstanding shares of Conning common stock which was subsequently sold in 2001. Metropolitan Life owned 9% of the outstanding shares of RGA common stock prior to the completion of the GenAmerica acquisition. During 2002, MetLife, Inc. purchased additional shares of RGA's outstanding common stock. These purchases are intended to offset potential future dilution of the Company's holding of RGA's common stock arising from the issuance by RGA of company-obligated mandatorily redeemable securities of a subsidiary trust on December 10, 2001. At December 31, 2002 and 2001, Metropolitan Life's ownership percentage of the outstanding shares of common stock was approximately 58%.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   In April 2000, Metropolitan Life acquired the outstanding shares of Conning common stock not already owned by Metropolitan Life for $73 million. The shares of Conning were subsequently sold in their entirety in July 2001.

13.  Business Realignment Initiatives

   During the fourth quarter of 2001, the Company implemented several business realignment initiatives, which resulted from a strategic review of operations and an ongoing commitment to reduce expenses. The following tables represent the original expenses recorded in the fourth quarter of 2001 and the remaining liability as of December 31, 2002:

                                      Pre-tax Charges Recorded in the Fourth Quarter of 2001
                                      ------------------------------------------------------
                                      Institutional    Individual    Auto & Home    Total
                                      -------------    ----------    -----------    -----
                                                (Dollars in millions)
Severance and severance-related costs     $  9            $32            $ 3        $ 44
Facilities' consolidation costs......        3             65             --          68
Business exit costs..................      387             --             --         387
                                          ----            ---            ---        ----
   Total.............................     $399            $97            $ 3        $499
                                          ====            ===            ===        ====

                                      Remaining Liability as of December 31, 2002
                                      ------------------------------------------------------
                                      Institutional    Individual    Auto & Home    Total
                                      -------------    ----------    -----------    -----
                                                (Dollars in millions)
Severance and severance-related costs     $ --            $ 1            $--        $  1
Facilities' consolidation costs......       --             13             --          13
Business exit costs..................       40             --             --          40
                                          ----            ---            ---        ----
   Total.............................     $ 40            $14            $--        $ 54
                                          ====            ===            ===        ====

   The 2001 facilities' consolidation costs include $15 million of charges related to MetLife Investors Group, Inc., a subsidiary sold to the Holding Company in December 2002. The remaining liability as of December 31, 2002 related to this subsidiary, which is not included in the above table, was $4 million.

   Institutional. The charges to this segment in the fourth quarter of 2001 include costs associated with exiting a business, including the write-off of goodwill, severance and severance-related costs, and facilities' consolidation costs. These expenses are the result of the discontinuance of certain 401(k) recordkeeping services and externally-managed guaranteed index separate accounts. These actions resulted in charges to policyholder benefits and claims and other expenses of $215 million and $184 million, respectively. During the fourth quarter of 2002, approximately $30 million of the charges recorded in 2001 were released into income primarily as a result of the accelerated implementation of the Company's exit from the large market 401(k) business. The business realignment initiatives will result in the elimination of approximately 930 positions. As of December 31, 2002, there were approximately 340 terminations to be completed. The Company continues to carry a liability as of December 31, 2002 since the exit plan could not be completed within one year due to circumstances outside the Company's control, and since certain of its contractual obligations extended beyond one year.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Individual. The charges to this segment in the fourth quarter of 2001 include facilities' consolidation costs, severance and severance-related costs, which predominately stem from the elimination of approximately 560 non-sales positions and 190 operations and technology positions supporting this segment. As of December 31, 2002, there were approximately 25 terminations to be completed. These costs were recorded in other expenses. The remaining liability as of December 31, 2002 is due to certain contractual obligations that extended beyond one year.

   Auto & Home. The charges to this segment in the fourth quarter of 2001 include severance and severance-related costs associated with the elimination of approximately 200 positions. All terminations were completed as of December 31, 2002. The costs were recorded in other expenses.

14.  Income Taxes

   The provision for income taxes for continuing operations was as follows:

                                            Years ended December 31,
                                            -----------------------
                                             2002    2001     2000
                                             -----   ----    -----
                                            (Dollars in millions)
                 Current:
                    Federal................ $ 841    $(22)   $(131)
                    State and local........   (18)     (4)      34
                    Foreign................    (5)     15        5
                                             -----    ----   -----
                                              818     (11)     (92)
                                             -----    ----   -----
                 Deferred:
                    Federal................  (322)    775      513
                    State and local........    17      32        8
                    Foreign................    12       1        6
                                             -----    ----   -----
                                             (293)    808      527
                                             -----    ----   -----
                 Provision for income taxes $ 525    $797    $ 435
                                             =====    ====   =====

   Reconciliations of the income tax provision at the U.S. statutory rate to the provision for income taxes for continuing operations were as follows:

                                                     Years ended December 31,
                                                     -----------------------
                                                     2002    2001     2000
                                                     ----    ----     -----
                                                     (Dollars in millions)
        Tax provision at U.S. statutory rate........ $590    $771    $ 457
        Tax effect of:
           Tax exempt investment income.............  (86)    (82)     (52)
           Surplus tax..............................   --      --     (145)
           State and local income taxes.............   21      35       30
           Prior year taxes.........................   (8)     36      (37)
           Demutualization costs....................   --      --       21
           Payment to former Canadian policyholders.   --      --      114
           Sales of businesses......................   --       5       31
           Other, net...............................    8      32       16
                                                      ----    ----    -----
        Provision for income taxes.................. $525    $797    $ 435
                                                      ====    ====    =====

   Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Net deferred income tax assets and liabilities consisted of the following:


                                                        December 31,
                                                      --------------------
                                                        2002       2001
                                                       -------    -------
                                                      (Dollars in millions)
         Deferred income tax assets:
            Policyholder liabilities and receivables. $ 3,020    $ 3,033
            Net operating losses.....................     187        318
            Employee benefits........................      --        123
            Litigation related.......................      95        279
            Other....................................     286        438
                                                       -------    -------
                                                        3,588      4,191
            Less: Valuation allowance................      14        114
                                                       -------    -------
                                                        3,574      4,077
                                                       -------    -------
         Deferred income tax liabilities:............
            Investments..............................   1,597      2,053
            Deferred policy acquisition costs........   2,699      2,756
            Employee benefits........................      65         --
            Net unrealized investment gains..........   1,124      1,037
            Other....................................      36        124
                                                       -------    -------
                                                        5,521      5,970
                                                       -------    -------
         Net deferred income tax liability........... $(1,947)   $(1,893)
                                                       =======    =======

   Domestic net operating loss carryforwards amount to $503 million at December 31, 2002 and will expire beginning in 2019. Foreign net operating loss carryforwards amount to $42 million at December 31, 2002 and were generated in various foreign countries with expiration periods of five years to infinity.

   The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable.

   The Internal Revenue Service has audited the Company for the years through and including 1996. The Company is being audited for the years 1997, 1998, and 1999. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's consolidated financial statements.

15.  Reinsurance

   The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. The Company currently reinsures up to 90% of the mortality risk for all new individual life insurance policies that it writes through its various franchises. This practice was initiated by different franchises for different products starting at various points in time between 1992 and 2000. Risks in excess of $25 million on single life policies and $30 million on survivorship policies are 100% coinsured. In addition, in 1998, the Company reinsured substantially all of the

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES mortality risk on its universal life policies issued since 1983. RGA retains a maximum of $4 million of coverage per individual life with respect to its assumed reinsurance business. The Company reinsures its business through a diversified group of reinsurers. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks of specific characteristics. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

   In addition to reinsuring mortality risk, the Company reinsures other risks and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which are an inherent risk of the property and casualty business and could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of loss and quota share reinsurance arrangements to limit its maximum loss, provide greater diversification of risk and minimize exposure to larger risks.

   The Company has also protected itself through the purchase of combination risk coverage. This reinsurance coverage pools risks from several lines of business and includes individual and group life claims in excess of $2 million per policy, as well as excess property and casualty losses, among others.

   See Note 11 for information regarding certain excess of loss reinsurance agreements providing coverage for risks associated primarily with sales practices claims.

   The amounts in the consolidated statements of income are presented net of reinsurance ceded. The effects of reinsurance were as follows:

                                                             Years ended December 31,
                                                            -------------------------
                                                              2002     2001     2000
                                                            -------  -------  -------
                                                              (Dollars in millions)
Direct premiums............................................ $17,811  $16,257  $15,661
Reinsurance assumed........................................   2,973    2,786    2,858
Reinsurance ceded..........................................  (2,314)  (2,020)  (2,256)
                                                            -------  -------  -------
Net premiums............................................... $18,470  $17,023  $16,263
                                                            =======  =======  =======
Reinsurance recoveries netted against policyholder benefits $ 2,631  $ 2,069  $ 1,934
                                                            =======  =======  =======

   Reinsurance recoverables, included in premiums and other receivables, were $3,533 million and $3,312 million at December 31, 2002 and 2001, respectively, including $1,348 million and $1,356 million, respectively, relating to reinsurance of long-term guaranteed interest contracts and structured settlement lump sum contracts accounted for as a financing transaction. Reinsurance and ceded commissions payables, included in other liabilities, were $45 million and $103 million at December 31, 2002 and 2001, respectively.

   Included in premiums and other receivables are reinsurance recoverables due from Exeter Reassurance Company, Limited, a related party, of $502 million and $644 million at December 31, 2002 and 2001, respectively. Included in other policyholder funds are reinsurance liabilities assumed from MIAC, a related party, of $763 and $778 million at December 31, 2002 and 2001, respectively.

   Included in future policy benefits and other policyholder funds are reinsurance liabilities assumed from Cova Corporation , MetLife Investor's Group, Inc. and MetLife International Holdings, Inc., related parties, of $772 million and $931 million, respectively, at December 31, 2002. These entities were sold at December 31, 2002. See note 12.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following provides an analysis of the activity in the liability for benefits relating to property and casualty and group accident and non-medical health policies and contracts:

                                             Years ended December 31,
                                            -------------------------
                                              2002     2001     2000
                                            -------  -------  -------
                                              (Dollars in millions)
          Balance at January 1............. $ 4,597  $ 4,226  $ 3,790
             Reinsurance recoverables......    (457)    (410)    (415)
                                            -------  -------  -------
          Net balance at January 1.........   4,140    3,816    3,375
                                            -------  -------  -------
          Incurred related to:
             Current year..................   4,116    4,182    3,786
             Prior years...................     (85)     (84)    (112)
                                            -------  -------  -------
                                              4,031    4,098    3,674
                                            -------  -------  -------
          Paid related to:
             Current year..................  (2,503)  (2,538)  (2,215)
             Prior years...................  (1,303)  (1,236)  (1,018)
                                            -------  -------  -------
                                             (3,806)  (3,774)  (3,233)
                                            -------  -------  -------
          Net Balance at December 31.......   4,365    4,140    3,816
             Add: Reinsurance recoverables.     478      457      410
                                            -------  -------  -------
          Balance at December 31........... $ 4,843  $ 4,597  $ 4,226
                                            =======  =======  =======

16.  Other Expenses

   Other expenses were comprised of the following:

                                                                                 Years ended December 31,
                                                                                -------------------------
                                                                                  2002     2001     2000
                                                                                -------  -------  -------
                                                                                  (Dollars in millions)
Compensation................................................................... $ 2,423  $ 2,447  $ 2,712
Commissions....................................................................   1,938    1,649    1,638
Interest and debt issue costs..................................................     242      312      436
Amortization of policy acquisition costs (excludes amortization of $11, $21 and
  $(95), respectively, related to investment gains (losses))...................   1,501    1,434    1,472
Capitalization of policy acquisition costs.....................................  (2,227)  (2,018)  (1,805)
Rent, net of sublease income...................................................     289      280      230
Minority interest..............................................................      74       57      115
Other..........................................................................   2,349    2,759    2,510
                                                                                -------  -------  -------
   Total other expenses........................................................ $ 6,589  $ 6,920  $ 7,308
                                                                                =======  =======  =======

17.  Stockholder's Equity

  Dividend Restrictions

   Under the New York Insurance Law, Metropolitan Life is permitted without prior insurance regulatory clearance to pay a stockholder dividend to the Holding Company as long as the aggregate amount of all such

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES dividends in any calendar year does not exceed the lesser of (i) 10% of its surplus to policyholders as of the immediately preceding calendar year and (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Metropolitan Life will be permitted to pay a stockholder dividend to the Holding Company in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the distribution. Under the New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Department has established informal guidelines for such determinations. The guidelines, among other things, focus on the insurer's overall financial condition and profitability under statutory accounting practices. For the year ended December 31, 2002, Metropolitan Life paid to MetLife, Inc. $535 million in dividends for which prior insurance regulatory clearance was not required and $369 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2001, Metropolitan Life paid to MetLife, Inc. $721 million in dividends for which prior insurance regulatory clearance was not required and $3,033 million in special dividends, as approved by the Superintendent. For the year ended December 31, 2000, Metropolitan Life paid to MetLife, Inc. $763 million in dividends for which prior insurance regulatory clearance was not required. Of the total dividend paid, $1,894 million (retained earnings from date of demutualization through the month the dividend was paid) was charged to retained earnings and $1,860 million was charged to additional paid-in-capital. At December 31, 2002, Metropolitan Life could pay the Holding Company a dividend of $662 million without prior approval of the Superintendent.

  Stock Compensation Plans

   Under the MetLife, Inc. 2000 Stock Incentive Plan (the "Stock Incentive Plan"), awards may be granted to Metropolitan Life employees in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code. Under the MetLife, Inc. 2000 Directors Stock Plan, (the "Directors Stock Plan") awards granted may be in the form of stock awards or non-qualified stock options or a combination of the foregoing to outside Directors of the Company. The aggregate number of shares of stock that may be awarded under the Stock Incentive Plan is subject to a maximum limit of 37,823,333 shares for the duration of the plan. The Directors Stock Plan has a maximum limit of 500,000 share awards.

   All options granted have an exercise price equal to the fair market value price of the Company's common stock on the date of grant, and an option's maximum term is ten years. Certain options under the Stock Incentive Plan become exercisable over a three-year period commencing with date of grant, while other options become exercisable three years after the date of grant. Options issued under the Directors Stock Plan are exercisable at any time after April 7, 2002.

   MetLife, Inc. applies APB 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, in the measurement of compensation expense, the excess of market price over exercise price is utilized on the first date that both the number of shares and award price are known. For the years ended December 31, 2002 and 2001, compensation expense for non-employees related to MetLife, Inc.'s Stock Incentive Plan and Directors Stock Plan was $2 million and $1 million, respectively. This expense is allocated to the Company to properly reflect compensation expense related to Metropolitan Life employees.

   Had the compensation cost for the MetLife, Inc. Stock Incentive Plan and Directors Stock Plan allocable to the Company been determined based on fair value at the grant date for awards under those plans consistent with the method of SFAS No. 123, the Company's net income for the years ended December 31, 2002 and 2001 would have been reduced to a pro forma amount of $1,570 million and $1,468 million, respectively.

   The pro forma net income is not necessarily representative of the effects on net income in future years. The pro forma net income includes the Company's ownership share of compensation costs related to RGA's incentive stock plan determined in accordance with SFAS 123.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants for the:

                                             2002       2001
                                          ----------- ---------
                 Dividend yield:.........    0.68%      0.68%
                 Risk-free rate of return 4.74%-5.52%   5.72%
                 Volatility.............. 25.3%-30.3%   31.6%
                 Expected duration.......  4-6 years  4-6 years

  Statutory Equity and Income

   Applicable insurance department regulations require that the insurance subsidiaries prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis. As of December 31, 2001, New York State Statutory Accounting Practices did not provide for deferred income taxes. The Department has adopted a modification to its regulations, effective December 31, 2002, with respect to the admissibility of deferred taxes by New York insurers, subject to certain limitations. Statutory net income of Metropolitan Life, as filed with the Department, was $1,478 million, $2,782 million and $1,027 million for the years ended 2002, 2001 and 2000, respectively; statutory capital and surplus, as filed, was $6,986 million and $5,358 million at December 31, 2002 and 2001, respectively.

   The National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification"), which is intended to standardize regulatory accounting and reporting to state insurance departments, and became effective January 1, 2001. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Department required adoption of the Codification, with certain modifications, for the preparation of statutory financial statements effective January 1, 2001. Further modifications by state insurance departments may impact the effect of the Codification on the statutory capital and surplus of Metropolitan Life and the Holding Company's other insurance subsidiaries.

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

18.  Other Comprehensive Income

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2002, 2001 and 2000 to avoid double-counting in other comprehensive income items that are included as part of net income for the current year that have been reported as a part of other comprehensive income in the current or prior year:

                                                                                   Years ended December 31,
                                                                                   -----------------------
                                                                                     2002    2001    2000
                                                                                   -------  ------  ------
                                                                                    (Dollars in millions)
Holding gains on investments arising during the year.............................. $ 2,904  $1,287  $2,807
Income tax effect of holding gains................................................    (976)   (509)   (975)
Reclassification adjustments:
   Recognized holding losses included in current year income......................     339     579     989
   Amortization of premiums and accretion of discounts associated with
     investments..................................................................    (440)   (475)   (498)
   Recognized holding gains allocated to other policyholder amounts...............    (139)    (33)    (54)
   Income tax effect..............................................................      75     (27)   (152)
Allocation of holding losses on investments relating to other policyholder
  amounts.........................................................................  (2,453)   (158)   (977)
Income tax effect of allocation of holding losses to other policyholder amounts...     829      61     340
Unrealized investment gain (losses) of subsidiary at date of sale.................      68    (173)     --
Deferred income taxes on unrealized investment gain (losses) of subsidiary at date
  of sale.........................................................................     (15)     64      --
                                                                                   -------  ------  ------
Net unrealized investment gains...................................................     192     616   1,480
                                                                                   -------  ------  ------
Foreign currency translation adjustments arising during the year..................     137     (58)     (6)
Foreign currency translation of subsidiary at date of sale........................     (65)     19      --
                                                                                   -------  ------  ------
Foreign currency translation adjustment...........................................      72     (39)     (6)
Minimum pension liability adjustment..............................................      --     (18)     (9)
                                                                                   -------  ------  ------
Other comprehensive income........................................................ $   264  $  559  $1,465
                                                                                   =======  ======  ======

19.  Business Segment Information

   The Company provides insurance and financial services to customers in the United States, Canada, Central America, South America, Europe, South Africa, Asia and Australia. The Company's business is divided into six major segments:
Individual, Institutional, Reinsurance, Auto & Home, Asset Management and International. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

   Individual offers a wide variety of individual insurance and investment products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement and savings products and services, including group life insurance, non-medical health insurance such as short and long-term disability, long-term care, and dental insurance, and other insurance products and services. Reinsurance provides primarily reinsurance of life and annuity policies in North America and various international markets. Additionally, reinsurance of critical illness policies is provided in select international markets. Auto & Home provides insurance coverages, including private passenger automobile, homeowners and personal excess liability insurance. Asset Management provides a broad variety of asset management products and services to individuals

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES and institutions. International provides life insurance, accident and health insurance, annuities and retirement and savings products to both individuals and groups, and auto and homeowners coverage to individuals.

   Set forth in the tables below is certain financial information with respect to the Company's operating segments as of or for the years ended December 31, 2002, 2001 and 2000. The accounting policies of the segments are the same as those described in the summary of significant accounting policies, except for the method of capital allocation and the accounting for gains and losses from inter-company sales which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation system that allows the Company to more effectively manage its capital. The Company evaluates the performance of each operating segment based upon income or loss from operations before provision for income taxes and non-recurring items (e.g. items of unusual or infrequent nature). The Company allocates certain non-recurring items (primarily consisting of expenses associated with the resolution of proceedings alleging race-conscious underwriting practices, sales practices claims and claims for personal injuries caused by exposure to asbestos or asbestos-containing products and demutualization costs) to Corporate & Other.

At or for the year ended                                                Auto     Asset                  Corporate
December 31, 2002                 Individual Institutional Reinsurance & Home  Management International  & Other    Total
------------------------          ---------- ------------- ----------- ------  ---------- ------------- --------- --------
                                                                    (Dollars in millions)
Premiums.........................  $  4,419     $ 8,254      $1,984    $2,828     $ --        $992       $    (7) $ 18,470
Universal life and investment-
  type product policy fees.......     1,267         614          --        --       --          37            --     1,918
Net investment income............     6,036       3,926         378       177       59         241          (117)   10,700
Other revenues...................       454         607          42        26      166          10            95     1,400
Net investment (losses) gains....      (131)       (508)          7       (46)      (4)         (9)          (39)     (730)
Policyholder benefits and
 claims..........................     5,162       9,337       1,517     2,020       --         821             3    18,860
Interest credited to policyholder
 account balances................     1,608         930         146        --       --          28            (1)    2,711
Policyholder dividends...........     1,769         115          --        (1)      --          28            --     1,911
Other expenses...................     2,543       1,529         616       794      211         373           523     6,589
Income (loss) from continuing
 operations before provision for
 income taxes....................       963         982         132       172       10          21          (593)    1,687
Income from discontinued
 operations, net of income
 taxes...........................       201         122          --        --       --          --           127       450
Net income (loss)................       811         759          86       131        6          21          (202)    1,612
Total assets.....................   120,284      94,911       9,458     4,944      191         795        18,812   249,395
Deferred policy acquisition
 costs...........................     7,448         608       1,429       175       --           5             1     9,666
Goodwill, net....................        73          62          96       156       18          --            --       405
Separate account assets..........    21,982      31,935          11        --       --          --           (16)   53,912
Policyholder liabilities.........    84,844      55,460       6,734     2,673       --         248          (343)  149,616
Separate account liabilities.....    21,982      31,935          11        --       --          --           (16)   53,912

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

At or for the year ended                                                Auto     Asset                  Corporate
December 31, 2001                 Individual Institutional Reinsurance & Home  Management International  & Other    Total
------------------------          ---------- ------------- ----------- ------  ---------- ------------- --------- --------
                                                                    (Dollars in millions)
Premiums.........................  $  4,531     $ 7,288      $1,664    $2,755     $ --       $  788      $    (3) $ 17,023
Universal life and investment-
 type product policy fees........     1,245         592          --        --       --           38           (1)    1,874
Net investment income............     6,130       3,965         349       200       71          256          151    11,122
Other revenues...................       527         649          35        22      198           16           85     1,532
Net investment gains (losses)....       838         (15)        (10)      (17)      25          (16)         122       927
Policyholder benefits and
 claims..........................     5,213       8,924       1,373     2,121       --          632            2    18,265
Interest credited to policyholder
 account balances................     1,850       1,012         122        --       --           51           --     3,035
Policyholder dividends...........     1,767         259          --        --       --           34           --     2,060
Other expenses...................     2,763       1,746         478       800      252          315          566     6,920
Income (loss) from continuing
 operations before provision
 for income taxes................     1,678         538          65        39       42           50         (214)    2,198
Income from discontinued
 operations, net of income
 taxes...........................        38          23          --        --       --           --           25        86
Net income (loss)................     1,092         383          39        41       27           16         (111)    1,487
Total assets.....................   127,499      89,620       7,496     4,567      256        3,385       15,042   247,865
Deferred policy acquisition
 costs...........................     8,371         509       1,147       179       --          263            2    10,471
Goodwill, net....................       223          55         106       159       20           12           --       575
Separate account assets..........    31,261      31,177          13        --       --          277          (14)   62,714
Policyholder liabilities.........    84,637      52,035       5,062     2,610       --        1,987         (323)  146,008
Separate account liabilities.....    31,261      31,177          13        --       --          277          (14)   62,714

For the year ended                                                     Auto &    Asset                  Corporate
December 31, 2000                 Individual Institutional Reinsurance  Home   Management International  & Other    Total
------------------                ---------- ------------- ----------- ------  ---------- ------------- --------- --------
                                                                    (Dollars in millions)
Premiums.........................  $  4,625     $ 6,900      $1,444    $2,636     $ --       $  660      $    (2) $ 16,263
Universal life and investment-
 type product policy fees........     1,221         547          --        --       --           53           (1)    1,820
Net investment income............     6,110       3,712         368       194       90          254          301    11,029
Other revenues...................       680         650          29        40      760            9           91     2,259
Net investment gains (losses)....       199        (475)         (2)      (20)      --           18         (138)     (418)
Policyholder benefits and
 claims..........................     5,045       8,178       1,147     2,005       --          562           (2)   16,935
Interest credited to policyholder
 account balances................     1,680       1,090         109        --       --           56           --     2,935
Policyholder dividends...........     1,742         124          15        --       --           32           --     1,913
Payments to former Canadian
 policyholders...................        --          --          --        --       --          327           --       327
Demutualization costs............        --          --          --        --       --           --          230       230
Other expenses...................     3,005       1,514         452       827      784          292          434     7,308
Income (loss) from continuing
 operations before provision
 for income taxes................     1,363         428         116        18       66         (275)        (411)    1,305
Income from discontinued
 operations, net of income
 taxes...........................        36          21          --        --       --           --           22        79
Net income (loss)................       892         307          68        30       34         (285)         (97)      949

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   For the year ended December 31, 2001 the Institutional, Individual, Reinsurance and Auto & Home segments include $287 million, $24 million, $9 million and $5 million, respectively, of pre-tax losses associated with the September 11, 2001 tragedies. See Note 2.

   The Institutional, Individual and Auto & Home segments include $399 million, $97 million and $3 million, respectively, in pre-tax charges associated with business realignment initiatives for the year ended December 31, 2001. See Note 13.

   For the year ended December 31, 2001, the Individual segment includes $118 million of pre-tax expenses associated with the establishment of a policyholder liability for certain group annuity policies.

   For the year ended December 31, 2001, pre-tax gross investment gains of $1,027 million, $142 million and $357 million resulting from the sale of certain real estate properties to MIAC are included in the Individual segment, Institutional segment and Corporate & Other, respectively.

   The Individual segment included an equity ownership interest in Nvest under the equity method of accounting. Nvest was included within the Asset Management segment due to the types of products and strategies employed by the entity. The Individual segment's equity in earnings of Nvest, which is included in net investment income, was $30 million for the year ended December 31, 2000. The Individual segment includes $538 million (after allocating $118 million to participating contracts) of the pre-tax gross investment gain on the sale of Nvest in 2000.

   As part of the GenAmerica acquisition in 2000, the Company acquired Conning, the results of which are included in the Asset Management segment due to the types of products and strategies employed by the entity from its acquisition date to July 2001, the date of its disposition. The Company sold Conning, receiving $108 million in the transaction and reported a gain of approximately $25 million in the third quarter of 2001.

   The Corporate & Other segment consists of various start-up entities and run-off entities, as well as the elimination of all intersegment amounts. The principal component of the intersegment amounts relates to intersegment loans, which bear interest rates commensurate with related borrowings. In addition, the elimination of the Individual segment's ownership interest in Nvest is included for the year ended December 31, 2000.

   Net investment income and net investment gains and losses are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated capital. Other costs and operating costs were allocated to each of the segments based upon: (i) a review of the nature of such costs,
(ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing.

   Revenues derived from any customer did not exceed 10% of consolidated revenues. Revenues from U.S. continuing operations were $30,487 million, $31,396 million and $29,959 million for the years ended December 31, 2002, 2001 and 2000, respectively, which represented 96%, 97% and 97%, respectively, of consolidated revenues.

20.  Discontinued Operations

   The Company actively manages its real estate portfolio with the objective to maximize earnings through selective acquisitions and dispositions. Accordingly, the Company sold certain real estate holdings out of its

             METROPOLITAN LIFE INSURANCE COMPANY AND SUBSIDIARIES portfolio during 2002. In accordance with SFAS No. 144, income related to real estate classified as held-for-sale on or after January 1, 2002 is presented as discontinued operations.

   The following table presents the components of income from discontinued operations:

                                                  Years Ended December 31,
                                                  -----------------------
                                                   2002     2001    2000
                                                   -----   -----   -----
                                                  (Dollars in millions)
          Investment income...................... $ 375    $ 422   $ 418
          Investment expense.....................  (251)    (297)   (297)
          Net investment gains...................   582       --      --
                                                   -----   -----   -----
             Total revenues......................   706      125     121
          Provision for income taxes.............   256       39      42
                                                   -----   -----   -----
             Income from discontinued operations. $ 450    $  86   $  79
                                                   =====   =====   =====

   The carrying value of real estate related to discontinued operations was $223 million and $1,580 million at December 31, 2002, and 2001, respectively. See Note 19 for discontinued operations by business segment.

21.  Related Parties

   Effective January 1, 2003, MetLife Group, Incorporated, a New York corporation and wholly owned subsidiary of the Holding Company, was formed as a personnel services company to provide personnel, as needed, to support the activities of the Company.

PART C.       OTHER INFORMATION

ITEM 27.      EXHIBITS

                  (a)  (i)     Resolution of the Board of Directors of
                               Metropolitan Life effecting the establishment of the Security Equity Separate Account Thirteen

                       (ii) Resolution of the Board of Directors of Security Equity Life Insurance Company establishing Security Equity Separate Account Thirteen

                  (b)          None

                  (c)  (i)     Principal Underwriting Agreement between Security
                               Equity Life Insurance Company and Walnut Street
                               Securities, Inc.

                       (ii) Form of Selling Agreement between Walnut Street Securities, Inc. and Selling Firms

                  (d)  (i)     Specimen of Policy

                       (ii)    Riders and Endorsements

                  (e)          Specimen of Application for Policy

                  (f)  (i)     Restated Charter and By-Laws of Metropolitan Life
                               Insurance Company <3>

                       (ii) Amended Restated Charter and By-laws of Metropolitan Life Insurance Company <4>

                  (g)  (i)     Reinsurance Agreement between Security Equity
                               Life Insurance Company and Allianz Life Insurance
                               Company of North America

                       (ii) Reinsurance Agreement between Security Equity Life Insurance Company and Cologne Life Reinsurance Company

                       (iii) Reinsurance Agreement between Security Equity Life Insurance Company and Gerling Global Life Insurance Ceding Company

                       (iv) Reinsurance Agreement between Security Equity Life Insurance Company and Life Reassurance Corporation of America

                       (v) Reinsurance Agreement between Security Equity Life Insurance Company and Lincoln National Life Insurance Company

                       (vi) Reinsurance Agreement between Security Equity Life Insurance Company and RGA Reinsurance Company

                       (vii) Reinsurance Agreement between Security Equity Life Insurance Company and Swiss Re Life Insurance Company America

                       (viii) Reinsurance Agreement between Security Equity Life Insurance Company and Sun Life Assurance Company of Canada

                       (ix) Reinsurance Agreement between Security Equity Life Insurance Company and Westbridge Insurance Ltd.

                  (h)  (i)     Participation Agreement Among Fidelity Variable
                               Insurance Products Fund, Fidelity Distributors
                               Corporation and Security Equity Life Insurance
                               Company

                       (ii) Participation Agreement Among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Equity Life Insurance Company

                       (iii) Form of Amendment No. 1 to Participation Agreement Among Fidelity Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Equity Life Insurance Company. <1>

                       (iv) Form of Amendment No. 1 to Participation Agreement Among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Equity Life Insurance Company. <1>

                       (v) Form of Participation Agreement between EvergreenVariable Trust and Security Equity Life Insurance Company. <1>

                       (vi) Form of Participation Agreement Among Security Equity Life Insurance Company, Russell Insurance Funds, and Russell Fund Distributors, Inc. <2>

                       (vii) Fund Participation Agreement between Janus Aspen Series and Security Equity Life Insurance Company and Amendments

                       (viii) Assignment of Participation Agreement and Amendments among Fidelity Variable Insurance Products Fund, Fidelity Distributors Corporation, Security Equity Life Insurance Company and Metropolitan Life Insurance Company

                       (ix) Assignment of Participation Agreement and Amendments among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation, Security Equity Life Insurance Company and Metropolitan Life Insurance Company

                       (x) Assignment of Participation Agreement and Amendments among Russell Investment Funds, Russell Fund Distributors Inc., Security Equity Life Insurance Company and Metropolitan Life Insurance Company

                       (xi) Assignment of Participation Agreement and Amendments among Janus Aspen Series, Security Equity Life Insurance Company and Metropolitan Life Insurance Company

                  (i) Master Administration Agreement for Corporate Owned Life Insurance between McCamish Systems, L.L.C. and General American Life Insurance Company

                  (j)          None

                  (k)          Opinion and Consent of Counsel

                  (l)          None

                  (m)          None

                  (n)  (i)     Consent of Independent Auditors

                       (ii)    Consent of Sutherland Asbill & Brennan LLP

                  (o)          None

                  (p)          None

                  (q)          None

                  (r)          Powers of Attorney

<1>      Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement of Security Equity Life Insurance Company Separate Account Thirteen on Form S-6 (File Nos. 33-88524 and 811-8938), filed April 29, 1996.

<2>      Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Security Equity Life Insurance Company Separate Account Thirteen on Form S-6 (File Nos. 33-88524 and 811-8938), filed April 28, 1997.

<3>      Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Metropolitan Life Separate Account UL on Form S-6 (File No. 333-40161), filed on April 6, 2000.

<4>      Incorporated herein by reference to the Registration Statement of
         Metropolitan Life Separate Account E on Form N-4 (File No. 333-83716), filed on March 5, 2002.

ITEM 28.      DIRECTORS AND OFFICERS OF DEPOSITOR

Name and Principal Business Address      Positions and Offices with Depositor

Robert H. Benmosche                   Chairman of the Board, President and Chief
Metropolitan Life Insurance Company                Executive Officer
One Madison Avenue,
New York, NY 10010

Curtis H. Barnette                                         Director
Chairman Emeritus
Bethlehem Steel Corporation
1170 Eighth Avenue, Martin Tower 2118
Bethlehem, PA 18016-7699

Gerald Clark                                      Vice Chairman of the Board
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010

John C. Danforth                                           Director
Partner
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, MO 63102

Burton A. Dole, Jr.                                        Director
Retired Chairman of the Board, President and
Chief Executive Officer
Nellcor Puritan Bennett, Inc.
P.O. Box 208
Carlsbad, CA 92018

James R. Houghton                                          Director
Chairman and Chief Executive Officer
Corning Incorporated
One Riverfront Plaza, MP HQ E2-6
Corning, NY 14831

Harry P. Kamen                                             Director
Retired Chairman and Chief Executive Officer
Metropolitan Life Insurance Company
200 Park Avenue, Suite 5700
New York, NY 10166

Helene L. Kaplan                                           Director
Of Counsel, Skadden, Arps,
Slate, Meagher and Flom
Four Times Square
New York, NY 10036

John M. Keane                                              Director
2200 Wilson Blvd., Suite 102-542
Arlington, VA 22201-3324

Catherine R. Kinney                                        Director
Co-Chief Operating Officer, President and
Executive Vice Chairman
New York Stock Exchange, Inc.
11 Wall Street, 6th floor
New York, NY 10005

Charles M. Leighton                                        Director
Retired Chairman and Chief Executive Officer
CML Group, Inc.
51 Vaughn Hill Road
Bolton, MA 01720

Stewart G. Nagler                           Vice Chairman of the Board and Chief
Metropolitan Life Insurance Company                   Financial Officer
One Madison Avenue
New York, NY 10010

John J. Phelan, Jr.                                        Director
Former Chairman of the Board and Chief
Executive Officer
New York Stock Exchange, Inc.
P. O. Box 524
Locust Valley, NY 11560

Hugh B. Price                                              Director
President and Chief Executive Officer
National Urban League, Inc.
120 Wall Street, 7th & 8th Floors
New York, NY 10005

Kenton J. Sicchitano                                       Director
Retired Global Managing Partner
PricewaterhouseCoopers
101 Jericho Road
Weston, MA 02493

William C. Steere, Jr.                                     Director
Retired Chairman of the Board
Pfizer, Inc.
235 East 42nd Street
New York, NY   10016

Set forth below is a list of certain principal officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.

       Name                                  Position with Metropolitan Life
Robert H. Benmosche             Chairman of the Board, President and Chief Executive Officer
Gerald Clark                    Vice Chairman of the Board
Stewart G. Nagler               Vice Chairman of the Board and Chief Financial Officer
James L. Lipscomb               Executive Vice-President and General Counsel
Gwenn L. Carr                   Vice President and Secretary
Daniel J. Cavanagh              Executive Vice President
C. Robert Henrikson             President- U.S. Insurance & Financial Services
Jeffrey J. Hodgman              Executive Vice President
Timothy L. Journy               Vice President and Corporate Controller
Leland C. Launer                Executive Vice President and Chief Investment Officer
Catherine A. Rein               Senior Executive Vice President; President and Chief Executive Officer of
                                Metropolitan Property and Casualty Insurance Company
Stanley J. Talbi                Senior Vice President and Chief Actuary
William J. Toppeta              President, International
Lisa M.Weber                    Senior Executive Vice President and Chief Administration Officer
Judy E. Weiss                   Executive Vice President and Chief Actuary
Anthony J. Williamson           Senior Vice President and Treasurer

The business address of each officer is One Madison Avenue, New York, New York 10010.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

         The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance
Company:

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                             AS OF NOVEMBER 1, 2003

The following is a list of subsidiaries of MetLife, Inc. updated as of November 1, 2003. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association  (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Insurance and Annuity Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Insurance and Annuity Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

F. MetLife Pensiones S.A. (Mexico)- Ownership of MetLife Pensiones S.A. and Seguros Genesis, S.A. (Mexico) is as follows: MetLife, Inc. owns 97.4738%, and Metropolitan Asset Management Corporation owns 2.5262%.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada, and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A., and 0.01% is owned by MetLife Chile Inversiones Limitada.

H.    MetLife Mexico S.A. (Mexico)

I.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

      1.    Jefferson Pilot Omega Seguros de Vida S.A. (Uruguay)

J.    MetLife Securities, Inc. (DE)

K.    MetLife General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Alabama, Inc. (DE)

      2.    MetLife General Insurance Agency of Kentucky, Inc. (DE)

      3.    MetLife General Insurance Agency of Mississippi, Inc. (DE)

      4.    MetLife General Insurance Agency of North Carolina, Inc. (DE)

      5.    MetLife General Insurance Agency of Texas, Inc. (DE)

      6.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

L.    Metropolitan Property and Casualty Insurance Company

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

M.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

            a)    Texas Life Agency Services, Inc. (TX)

            b)    Texas Life Agency Services of Kansas, Inc. (KS)

      2.    Cova Life Management Company (DE)

      3.    MetLife Investors Insurance Company (MO)

            a)    MetLife Investors Insurance Company of California (CA)

            b)    First MetLife Investors Insurance Company (NY)

N.    Metropolitan Tower Life Insurance Company (DE)

O.    N.L. Holding Corp. (DEL) (NY)

      1.    Nathan & Lewis Associates-Arizona, Inc. (AZ)

      2.    Nathan & Lewis of Nevada, Inc. (NV)

      3.    Nathan & Lewis Associates, Inc. (NY)

            a)    Nathan and Lewis Insurance Agency of Massachusetts, Inc.
                  (MA)

            b)    Nathan and Lewis Associates of Texas, Inc. (TX)

P.    Walnut Street Securities, Inc. (MO)

      1.    WSS Insurance Agency of Massachusetts, Inc. (MA)

      2.    Walnut Street Advisers, Inc. (MO)

      3.    WSS Insurance Agency of Nevada, Inc. (NV)

Q.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors USA Insurance Company (DE)

      2.    MetLife Investors Group of Ohio (OH)

      3.    Security First Insurance Agency (MA)

      4.    MetLife Investors Distribution Company (DE)

      5.    MetLife Investors Insurance Agency, Inc. (Nevada)

      6.    Met Investors Advisory, LLC (DE)

      7.    MetLife Investors Financial Agency, Inc. (TX)

R.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Iberia, S.A. (Spain)

            a)    Seguros Genesis S.A. (Spain)

            b) Genesis Seguros Generales, Sociedad Anonima de Seguros y Reaseguros (Spain)

      2.    Natiloportem Holdings, Inc. (DE)

            a) Metropolitan Life Insurance Services Limited (United Kingdom)- 50% of the shares of Metropolitan Life Insurance Services Limited are held by Natiloportem Holdings, Inc. and 50% are held by Metropolitan Life Insurance Company.

            b)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

            c) European Marketing Services S.r.l. (Italy)- 95% of the shares of European Marketing Services S.r.l are held by Natiloportem Holdings, Inc. and 5% are held by MetLife International Holdings, Inc.

      3. MetLife India Insurance Company Private Limited (India)-26% of the shares of MetLife India Insurance Company Private Limited are held by MetLife International Holdings, Inc. and 74% by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

      5.    Metropolitan Life Seguros de Retiro S.A. (Argentina)

      6.    Metropolitan Life Seguros de Vida S.A. (Argentina)

            a) Met AFJP S.A. (Argentina)- 95% of the shares of Met AFJP S.A. are held by Metropolitan Life Seguros de Vida S.A. (Argentina) and 5% of the shares are held by Metropolitan Seguros de Retiro S.A.

      7. MetLife Services Company Czechia, s.r.o. (Czech Republic)- 10% of the shares of MetLife Services

            Company Czechia are held by Natiloportem Holdings, Inc. and 90% of the shares are held by MetLife International Holdings, Inc.

      8.    MetLife Insurance Company of Korea Limited (South Korea)

      9.    Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)

            a) Seguradora Seasul S.A. (Brazil) - 99.89% of the shares of Seguradora Seasul S.A. are held by Metropolitan Life Seguros e Previdencia Privada S.A.

S.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Avenue BTP-D Holdings, LLC (DE)

      2.    334 Madison Avenue BTP-E Holdings, LLC (DE)

      3.    334 Madison Avenue Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 99% of the voting control of Park Twenty Three Investments Company is held by 334 Madison Euro Investments, Inc. and 1% is held by St. James Fleet Investments Two Limited.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 99% of the voting control of Convent Station Euro Investments Four Company is held by Park Twenty Three Investments Company and 1% by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

      4. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      5. One Madison Investments (Cayco) Limited (Cayman Islands)- 89.9% of the voting control of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company and 10.1% is held by Convent Station Euro Investments Four Company.

      6. CRB Co, Inc. (MA)- AEW Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      7.    GA Holding Corp. (MA)

      8.    CRH Co., Inc. (MA)

      9.    L/C Development Corporation (CA)

      10.   Benefit Services Corporation (GA)

      11.   Thorngate, LLC (DE)

      12.   Alternative Fuel I, LLC

      13.   One Madison Merchandising L.L.C. (CT)

      14.   Transmountain Land & Livestock Company (MT)

      15.   MetPark Funding, Inc. (DE)

      16.   HPZ Assets LLC (DE)

      17.   MetDent, Inc. (DE)

      18.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      19.   Metropolitan Tower Realty Company, Inc. (DE)

      20. P.T. MetLife Sejahtera (Indonesia)-94.3% of P.T. MetLife Sejahtera is held by Metropolitan Life Insurance Company

      21.   Metropolitan Life Holdings Netherlands BV (Netherlands)

      22.   MetLife (India) Private Ltd. (India)

      23.   Metropolitan Marine Way Investments Limited (Canada)

      24. MetLife Central European Services Spolka z Organiczona Odpowiedzialmoscia (Poland)

      25.   MetLife Investments Ireland Limited (Ireland)

      26.   MetLife Private Equity Holdings, LLC (DE)

      27.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR. 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

                  (1)   Coating Technologies International, Inc. (DE)

      28.   Metropolitan Realty Management, Inc. (DE)

            a)    Edison Supply and Distribution, Inc. (DE)

            b)    Cross & Brown Company (NY)

                  (1)   CBNJ, Inc. (NJ)

      29.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      30.   MetLife Holdings, Inc.

            a)    MetLife Credit Corp.

            b)    MetLife Funding, Inc.

      31.   SSRM Holdings, Inc. (DE)

            a)    State Street Research & Management Company (DE)

                  (1)   State Street Research Investment Services, Inc. (MA)

            b)    SSR Realty Advisors, Inc. (DE)

                  (1)   Metric Management, Inc. (DE)

                  (2)   Metric Assignor, Inc. (CA)

                  (3)   SSR AV, Inc. (DE)

                  (4)   Metric Capital Corporation (CA)

                  (5)   SSR Development Partners LLC (DE)

                  (6) Metric Property Management, Inc. (DE)- 50% of Metric Property Management is held by Metric Realty and 50% is held by SSR Realty Advisors, Inc.

                  (7) Metric Realty (IL)- 50% of Metric Realty is held by SSR Realty Advisors, Inc.

                  (8)   SSR AVF III LLC

      32.   Bond Trust Account A

      33.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE) - 90% of MetLife Capital Credit L.P. is owned by Metropolitan Life Insurance Company and 10% General Partnership interest of MetLife Capital Credit L.P. is held by Metropolitan Asset Management Corporation.

                  (1)   MetLife Capital CFLI Holdings, LLC (DE)

                        (a)   MetLife Capital CFLI Leasing, LLC (DE)

            b) MetLife Capital Limited Partnership (DE)- 73.78% Limited Partnership interest is held directly by Metropolitan Life Insurance Company and 9.58% Limited Partnership and 16.64% General Partnership interests are held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            e) MetLife Investments, S.A. (Argentina)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

            f) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and MetLife Investments, S.A. and 1% of MetLife Latin America Asesorias e Inversiones Limitada.

      34.   New England Life Insurance Company (MA)

            a)    New England Life Holdings, Inc. (DE)

                  (1)   MetLife Advisers, LLC (MA)

                  (2)   New England Securities Corporation (MA)

                        (a)   Hereford Insurance Agency, Inc. (MA)

            b) New England Financial Distributors LLC (DE) - 79.29% is held by New England Life Insurance Company

            c)    Newbury Insurance Company, Limited (Bermuda)

            d)    New England Pension and Annuity Company (DE)

            e)    Omega Reinsurance Corporation (AZ)

      35.   GenAmerica Financial Corporation (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Distributors, Inc. (MO)

            c)    General American Life Insurance Company (MO)

                  (1)   Paragon Life Insurance Company (MO)

                  (2) GenAmerica Management Corporation (MO)- 90% of the voting shares of GenAmerica Management Corporation is owned by General American Life Insurance Company.

                  (3)   Krisman, Inc. (MO)

                  (4)   White Oak Royalty Company (OK)

                  (5)   Equity Intermediary Company (MO)

                        (a) Reinsurance Group of America, Incorporated (MO)- 48.9% of Reinsurance Group of America, Incorporated is held by Equity Intermediary Company and 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company.

                              (i)   Reinsurance Company of Missouri,
                                    Incorporated (MO)

                                    (A)   RGA Reinsurance Company (MO)

                                          (aa)   Fairfield Management Group,
                                                 Inc. (MO)

                                                 (a.1)   Reinsurance Partners,
                                                         Inc. (MO)

                                                 (a.2)   Great Rivers
                                                         Reinsurance Management,
                                                         Inc. (MO)

                                                 (a.3)   RGA (U.K.) Underwriting
                                                         Agency Limited (United
                                                         Kingdom)

                              (ii) Triad Re, Ltd. (Barbados)-67% of Triad Re, Ltd. is held by Reinsurance Group of America, Incorporated and 100% of the preferred stock of Triad Re, Ltd. is also held by Reinsurance Group of America Incorporated.

                              (iii) RGA Sigma Reinsurance SPC (Cayman Islands)

                              (iv)  RGA Capital Trust I (DE)

                              (v)   RGA Americas Reinsurance Company, Ltd.
                                    (Barbados)

                              (vi) RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                                    (A)   RGA Financial Group, L.L.C. (DE)- 80%
                                          of RGA Financial Group, L.L.C. is held
                                          by RGA Reinsurance Company (Barbados)
                                          Ltd. and 20% of RGA

                                          Financial Group, LLC is held by RGA
                                          Reinsurance Company

                              (vii) RGA Life Reinsurance Company of Canada
                                    (Canada)

                              (viii) RGA International Corporation (Nova
                                     Scotia)

                                    (A)   RGA Financial Products Limited
                                          (Canada)

                              (ix)  RGA Holdings Limited (U.K) (United Kingdom)

                                    (A)   RGA UK Services Limited (United
                                          Kingdom)

                                    (B)   RGA Capital Limited U.K. (United
                                          Kingdom)

                                    (C)   RGA Reinsurance (UK) Limited (United
                                          Kingdom)

                              (x) RGA South African Holdings (Pty) Ltd. (South Africa)

                                    (A)   RGA Reinsurance Company of South
                                          Africa Limited (South Africa)

                              (xi)  RGA Australian Holdings PTY Limited
                                    (Australia)

                                    (A)   RGA Reinsurance Company of Australia
                                          Limited (Australia)

                                    (B)   RGA Asia Pacific PTY, Limited
                                          (Australia)

                              (xii) General American Argentina Seguros de
                                    Vida, S.A. (Argentina)

                              (xiii) RGA Argentina S.A. (Argentina)

                              (xiv) Regal Atlantic Company (Bermuda) Ltd.
                                    (Bermuda)

                              (xv)  Malaysia Life Reinsurance Group Berhad
                                    (Malaysia)- 30% interest of Malaysia Life
                                    Reinsurance Group Berhad is held by
                                    Reinsurance Group of America, Incorporated.

                              (xvi) RGA Technology Partners, Inc. (MO)

                              (xvii) RGA International Reinsurance Company
                                     (Ireland)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Structures is a general partnership in which Metropolitan Life Insurance Company owns a 50% interest.

2) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

3) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), an indirect wholly owned subsidiary of MetLife, Inc.

4) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following: Coating Technologies International, Inc.

5) New England Life Insurance Company ("NELICO"), owns 100% of the voting stock of Omega Reinsurance Corporation. NELICO does not have a financial interest in this subsidiary.

6) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 30.      INDEMNIFICATION

MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000 subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' liability policy with a maximum coverage of $300 million. The Directors and Officers of Metropolitan Life Insurance Company ("Metropolitan") and the principal underwriter, as well as certain other subsidiaries of MetLife, Inc. are covered under the Financial Institutions Bond as well as under the Directors' and Officers' Liability Policy. A provision in Metropolitan Life Insurance Company's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan Life Insurance Company.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan Life pursuant to the foregoing provisions, or otherwise, Metropolitan Life Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan Life of expenses incurred or paid by a director, officer or controlling person of Metropolitan Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.      PRINCIPAL UNDERWRITERS

         (a)  Other Activity.

              Walnut Street Securities, Inc. serves as principal underwriter only for registrant.

         (b) Management. The directors and officers of the Registrant's principal underwriter, Walnut Street Securities, Inc. and their addresses are as follows:

         Name and
Principal Business Address      Positions and Offices with Principal Underwriter
--------------------------      ------------------------------------------------
Dennis J. Capriglione *         Director, Vice President, General Counsel and Secretary
Norman R. Lazarus *             Vice President, Compliance
Craig W. Markham *              President
Robert N. Martz **              Senior Vice President
Robert H. Petersen *            Vice President and Chief Financial Officer
Bernard H. Wolzenski *          Director

Principal Business Address: * 700 Market Street, St. Louis, MO 63101
                            ** 260 Madison Avenue, New York, New York 10016

         (c)  Compensation from the Registrant.

                                                            (3)
                                  (2)              Compensation on Events
       (1)                  Net Underwriting          Occasioning the               (4)
Name of Principal            Discounts and        Deduction of a Deferred        Brokerage                 (5)
   Underwriter                Commissions                Sales Load             Commissions         Other Compensation
-----------------           ----------------      -----------------------       -----------         ------------------
Walnut Street
Securities Inc.                   $ 0                        0                       0                      0
                                  ---

Commissions are paid by the Company directly to agents who are registered representatives of the Principal Underwriter or to broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

ITEM 32.      LOCATION OF ACCOUNTS AND RECORDS

         The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

         (a)  Registrant

         (b)  Metropolitan Life Insurance Company
              One Madison Avenue
              New York, NY 10010

         (c)  McCamish Systems, L.L.C.
              6425 Powers Ferry Road, Third Floor
              Atlanta, GA 30339

ITEM 33.      MANAGEMENT SERVICES

         Not applicable

ITEM 34.      FEE REPRESENTATION

   Metropolitan Life Insurance Company hereby represents that the fees and charges deducted under the Contracts described in the prospectus are, in the aggregate, reasonable in relation to the services rendered, the expenses expected, and the risks assumed by Metropolitan Life Insurance Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Equity Separate Account Thirteen, has caused this Registration Statement to be signed on its behalf, in the City of New York, and the State of New York on the 3rd day of November, 2003.

                                       Security Equity Separate Account Thirteen

                                       By: Metropolitan Life Insurance Company

                                       By: /s/  James L. Lipscomb
                                           --------------------------------
                                                James L. Lipscomb, Esq.
                                                Executive Vice President and
                                                General Counsel

Attest: /s/ James D. Gaughan
        --------------------
        James D. Gaughan
        Assistant Secretary

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Metropolitan Life Insurance Company has caused this Registration Statement to be signed on its behalf, in the City of New York, and the State of New York on the 3rd day of November, 2003.

                                            Metropolitan Life Insurance Company

                                            BY: /s/ James L. Lipscomb
                                                --------------------------------
                                                James L. Lipscomb, Esq.
                                                Executive Vice President and
                                                General Counsel

Attest: /s/ James D. Gaughan
        --------------------
        James D. Gaughan
        Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on November 3, 2003.

       SIGNATURE                                      TITLE

                                     Chairman of the Board, President and Chief
         *                                       Executive Officer
-----------------------
Robert H. Benmosche

                                           Vice-Chairman of the Board and
         *                          Chief Financial Officer (Principal Financial
-----------------------                               Officer)
Stewart G. Nagler

                                                 Vice President and
         *                                      Corporate Controller
-----------------------                    (Principal Accounting Officer)
Timothy L. Journy

         *                                            Director
-----------------------
Curtis H. Barnette

         *                                   Vice Chairman of the Board
-----------------------
Gerald Clark

         *                                            Director
-----------------------
John C. Danforth

         *                                            Director
-----------------------
Burton A. Dole, Jr.

         *                                            Director
-----------------------
James R. Houghton

         *                                            Director
-----------------------
Harry P. Kamen

         *                                            Director
-----------------------
Helene L. Kaplan

         *
-----------------------                               Director
John M. Keane

         *
-----------------------                               Director
Catherine R. Kinney

         *                                            Director
-----------------------
Charles M. Leighton

-----------------------                               Director
John J. Phelan, Jr.

         *
-----------------------                               Director
Hugh B. Price

         *
-----------------------                               Director
Kenton J. Sicchitano

         *                                            Director
-----------------------
William C. Steere, Jr.

/s/  Marie C. Swift
-----------------------
Marie C. Swift, Esq.
Attorney- in - fact

* Executed by Marie C. Swift, Esq. on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                                  Exhibit Index

(a)(i) Resolution of the Board of Directors of Metropolitan Life effecting the establishment of the Security Equity Separate Account Thirteen

(a)(ii) Resolution of the Board of Directors of Security Equity Life Insurance Company establishing Security Equity Separate Account Thirteen

(c)(i) Principal Underwriting Agreement between Security Equity Life Insurance Company and Walnut Street Securities, Inc.

(c)(ii) Form of Selling Agreement between Walnut Street Securities, Inc. and Selling Firms

(d)(i)        Specimen of Policy

(d)(ii)       Riders and Endorsements

(e)           Specimen of Application for Policy

(g)(i) Reinsurance Agreement between Security Equity Life Insurance Company and Allianz Life Insurance Company of North America

(g)(ii) Reinsurance Agreement between Security Equity Life Insurance Company and Cologne Life Reinsurance Company

(g)(iii) Reinsurance Agreement between Security Equity Life Insurance Company and Gerling Global life Insurance Ceding Company

(g)(iv) Reinsurance Agreement between Security Equity Life Insurance Company and Life Reassurance Corporation of America

(g)(v) Reinsurance Agreement between Security Equity Life Insurance Company and Lincoln National Life Insurance Company

(g)(vi) Reinsurance Agreement between Security Equity Life Insurance Company and RGA Reinsurance Company

(g)(vii) Reinsurance Agreement between Security Equity Life Insurance Company and Swiss Re Life Insurance Company America

(g)(viii) Reinsurance Agreement between Security Equity Life Insurance Company and Sun Life Assurance Company of Canada

(g)(ix) Reinsurance Agreement between Security Equity Life Insurance Company and Westbridge Insurance Ltd.

(h)(i) Participation Agreement Among Fidelity Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Equity Life Insurance Company

(h)(ii) Participation Agreement Among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Equity Life Insurance Company

(h)(vii) Fund Participation Agreement between Janus Aspen Series and Security Equity Life Insurance Company and Amendments

(h)(viii) Assignment of Participation Agreement and Amendments among Fidelity Variable Insurance Products, Fidelity Distributors Corporation, Security Equity Life Insurance Company and Metropolitan Life Insurance Company

(h)(ix) Assignment of Participation Agreement and Amendments among Fidelity Variable Insurance Products II, Fidelity Distributors Corporation, Security Equity Life Insurance Company and Metropolitan Life Insurance Company

(h)(x) Assignment of Participation Agreement and Amendments among Russell Investment Funds, Russell Fund Distributors Inc., Security Equity Life Insurance Company and Metropolitan Life Insurance Company

(h)(xi) Assignment of Participation Agreement and Amendments among Janus Aspen Series, Security Equity Life Insurance Company and Metropolitan Life Insurance Company

(i) Master Administration Agreement for Corporate Owned Life Insurance between McCamish Systems, L.L.C. and General American Life Insurance Company

(k)           Opinion and Consent of Counsel

(n)(i)        Consent of Independent Auditors

(n)(ii)       Consent of Sutherland Asbill & Brennan LLP

(r)           Powers of Attorney